SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 2011

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

REFERENCE FORM

Centrais Elétricas Brasileiras S.A. – EletrobrAs

Government-controlled Mixed-Economy and Publicly-held Corporation

Brazilian Registry of Legal Entities (CNPJ/MF) No. 00.001.180/0001-26

[Address] Setor Comercial Norte, Quadra 4-BL-B-No.100, sala [room] 203, Asa Norte

CEP [Zip Code] 70714-900, Brasília - DF

May 31, 2011

CONSIDERATIONS ON THIS REFERENCE FORM

This form is prepared based on CVM (Brazilian Securities Commission) Instruction No. 480, of December 07, 2009, as amended (“CVM Instruction No. 480”).

The date of the last update of this Reference Form does not necessarily mean that this document had all its information updated until such date, but that some and all information herein was updated according to Article 24 caput of CVM Instruction No. 480 and its 1st, 2nd and 3rd Paragraphs.

This Reference Form alone is not a document for public offering of the Company’s securities and it does not constitutes a offer to sale or a request for offer to purchase bonds and securities in Brazil or in any other jurisdiction.

Company’s Identification

Centrais Elétricas Brasileiras S.A. – Eletrobras, government-controlled mixed-economy and publicly-held corporation, incorporated on June 11, 1962, in compliance with authorization included in Act No. 3.890-A, of April 25, 1961, enrolled in the Brazilian Registry of Legal Entities of the Ministry of Finance (CNPJ/MF) under the No. 00.001.180/0001-26, with its articles of association duly filed in the Trade Board of Distrito Federal under the Company’s Registration Number (NIRE) No. 53300000859, and enrolled as public traded company before the Securities and Exchange Commission (“CVM”) on January 28, 1971, under the No. 2437 (“Company” or “Eletrobras”).

Headquarter

Company is headquartered in Brasília, Distrito Federal, in Setor Comercial Norte, Quadra 4-BL-B-No. 100, Torre [Tower] C, sala 203, Centro Empresarial Varig, Bairro [District] Asa Norte, CEP 70714-900, and its central office is located in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Presidente Vargas [Presidente Vargas Avenue], 409 – 9th andar [floor], Edifício [Building] Herm Stoltz, Downtown, CEP 20071-003.

Investor Relations Officer

Av. Presidente Vargas, 409 – 9th andar, Edifício Herm Stoltz, Downtown, CEP 20071-003, Downtown - Rio de Janeiro - RJ. The Chief Investor Relations Officer is Mr. Armando Casado de Araujo. Telephone numbers of the Company’s Investor Relations Division are (55 21) 2514-6331 or (55 21) 2514-6333. The fax of the Investor Relations Division is (55 21) 2514-5964 and the e-mail is invest@eletrobras.com.

Company’s Independent Auditors

2010 and 2009: Pricewaterhouse Coopers Auditores Independentes, located at Av. Francisco Matarazzo, 1400 Torre Torino - Água Branca, CEP 05001-903, in the City of São Paulo, State of São Paulo, telephone (55 11) 3674 - 2460 and fax (55 11) 3674-2077.

2008: BDO Trevisan Auditores Independentes (currently KPMG Auditores Independentes), located at Rua Bela Cintra [Bela Cintra Street], 952, 3th Andar, Conj. 32, Cerqueira César, CEP 01415-000, in the City of São Paulo, State of São Paulo, telephone (55 11) 3138-5000 and fax (55 11) 3138-5227.

Record Keeping Bank	Banco Bradesco S.A.
Newspapers for information publishing

Company’s publications are disclosed in the following newspapers: (i) “Correio Brasiliense” and “Diário Oficial do Distrito Federal”, in Distrito Federal; (ii) “O Globo”, “Jornal do Comércio”, “Tribuna da Imprensa”, “O Dia”, and “Diário Oficial do Estado do Rio de Janeiro”, in the State of Rio de Janeiro; (iii) “Valor Econômico”, “Diário Comércio Indústria e Serviços”, “Folha de São Paulo” and “Diário Oficial do Estado de São Paulo”, in the State of São Paulo; (iv) “O Estado do Maranhão” and “Diário Oficial do Estado do Maranhão”, in the State of Maranhão; and (v) “Diário do Pará”, “O Liberal” and “Diário Oficial do Estado do Pará”, in the State of Pará.

Website	The Company’s Website is www.eletrobras.com. Information included in the Company’s Website page is neither integral part of this Reference Form nor incorporated by reference to it.
Support to Shareholders

Support to the Company’s shareholders is performed (i) by the Company’s Shareholders’ Rights Management Division by phone at (55 21) 2514-4667 or (55 21) 2514-6327, fax at (55 21) 2514-5964 and e-mail dfsa@eletrobras.com; or (ii) in any agency of Banco Bradesco S.A., whose headquarter is located at Av. Yara, without number, Prédio Amarelo, 2nd Andar, Cidade de Deus, CEP 06029-900, City of Osasco, State of São Paulo. The person in charge for the Department of Shareholders of Bradesco is Mr. José Donizetti de Oliveira, that can be contacted by phone at (55 11) 3684-3749 and (55 11) 3684-8013, fax at (55 11) 3684-2714 and e-mail 4010.donizetti@bradesco.com.br.

Marketable Securities issued

The Company’s shares are listed in BM&FBOVESPA - Exchange and Futures Exchange (“BM&FBOVESPA”) under symbols “ELET 3” (common shares), “ELET5” (class “A” preferred shares) and “ELET 6” (class “B” preferred shares), in the segment called Level 1.

Date of the Last Update of this Reference Form	May 31, 2010.

1.         IDENTIFICATION OF THE PEOPLE IN CHARGE FOR THE CONTENT OF THE FORM

1.1.    Statement of the President and the Chief Investor Relations Officer:

José da Costa Carvalho Neto (Company’s Chief Executive Officer) and Armando Casado de Araujo (Company’s Chief Investor Relations Officer), under the terms of item 1 of Attachment 24 of CVM Instruction No. 480, hereby state that:

(i)	they have reviewed this Reference Form;

(ii)	all information included therein are in compliance with provision of CVM Instruction No. 480, specially articles 14 to 19; and

(iii)

the set of information included therein is a true, accurate and complete description of the economic-financial status of the Company and risks inherent to its activities and securities issued by it in this date.

2.         AUDITORS

2.1.    Concerning independent auditors:

Fiscal year
	2010	2009	2008
a) corporate name	PricewaterhouseCoopers Auditores Independentes	PricewaterhouseCoopers Auditores Independentes	BDO Trevisan Auditores Independentes (currently KPMG Auditores Independentes)
b) people in charge, , Individual Taxpayer’s Registration (CPF/MF) and contact information

Mr. Sergio Eduardo Zamora

Individual Taxpayer’s Registration (CPF/MF): 107.092.038-02

Address:

Av. Francisco Matarazzo 1400

Torre Torino - Água Branca

CEP 05001-903, São Paulo – SP

Telephone: (11) 3674 - 2460

Facsimile: (11) 3674-2077

E-mail: sergio.zamora@br.pwc.com

Mr. Sergio Eduardo Zamora

Individual Taxpayer’s Registration (CPF/MF): 107.092.038-02

Address:

Av. Francisco Matarazzo 1400

Torre Torino - Água Branca

CEP 05001-903, São Paulo – SP

Telephone: (11) 3674 - 2460

Facsimile: (11) 3674-2077

E-mail: sergio.zamora@br.pwc.com

Mr. Luiz Carlos de Carvalho

Individual Taxpayer’s Registration (CPF/MF): 089.488.808-02

Address:

Rua 7 de setembro, No. 71, 15th and 21th andares [floors]

CEP 20050-005, Rio de janeiro – RJ

Telephone: (21) 2509-9627

Facsimile: (21) 2221-1395

E-mail: luiz.carlos@bdotrevisan.com.br

c) date of services hiring	March 27, 2009 until March 2014	March 27, 2009 until March 2014	August 1st, 2005 until March 2009
d) description of services hired

(i) Regular and particular Special Services of independent audit, including the review of the local Quarterly Information, audit of local and in US GAAP (SEC) Financial Statements, from the fiscal year ended 2009 up to the fiscal year ended 2013, including consolidated statements; (ii) review of Tax and Fiscal Proceedings; (iii) analysis of Accounting Statements and Complementary Information required by the Brazilian Electricity Regulatory Agency (ANEEL), CVM and Financial Institutions; (iv) issuance of reports and documents from the services provided; and (v) analysis of internal controls according to the norms of IBRACON and the North American Sarbanes-Oxley-SOX Act, with the issuance of the required reports and certificates.

(i) Regular and particular Special Services of independent audit, including the review of the local Quarterly Information, audit of local and in US GAAP (SEC) Financial Statements, from the fiscal year ended 2009 up to the fiscal year ended 2013, including consolidated statements; (ii) review of Tax and Fiscal Proceedings; (iii) analysis of Accounting Statements and Complementary Information required by the Brazilian Electricity Regulatory Agency (ANEEL), CVM and Financial Institutions; (iv) issuance of reports and documents from the services provided; and (v) analysis of internal controls according to the norms of IBRACON and the North American Sarbanes-Oxley-SOX Act, with the issuance of the required reports and certificates.

Services of independent audit including (i) planning of works, considering the balances importance, the transactions volume and the accounting and internal control systems of the Company; (ii) verification, on a test basis, of evidences and records supporting amounts and accounting information disclosed; and (iii) evaluation of the accounting practices and material accounting estimates adopted by the Company’s Management, as well as the presentation of accounting statements considered as a whole.

e) replacement of auditor	Not Applicable	Yes	Not Applicable
e.i) justification for replacement	Not Applicable.

The replacement of the Company’s independent auditor was performed due to the termination of the agreement entered into with the previous auditors and the term for auditors rotation set forth in article 31 of CVM Instruction No. 308/99. Through the bid DAA No. 5/2008, new regular and special services of independent audit were hired to the companies of the ELETROBRÁS System, starting in the fiscal year ended 2009 and lasting until the fiscal year ended 2013.

Not Applicable
e.ii) auditor’s reasons	Not Applicable	Not Applicable	Not Applicable

____________________________

¹ The services described in this item comprise all and any services provided by the audit company.

2.2.    Inform the total amount of compensation to independent auditors in the last fiscal year, describing the fees related to audit services and related to any other services provided:

In the last fiscal year ended December 31, 2010, the Company’s independent auditors received fees totaling R$ 5.1 million for external accounting audit services provided. They did not receive any other amounts for the provision of other services.

2.3.    Other relevant information:

There is no other relevant information about this item 2.

3.         SELECTED FINANCIAL INFORMATION

Some figures presented in this Reference Form might not result in an accurate sum since they have been rounded.

Considering that Eletrobras is adopting for the first time the international accounting standards when preparing financial statements disclosed by Eletrobras in Brazil, exceptionally in this Reference Form, certain information related to 2008 were not disclosed, as they are not comparable to those presented for the fiscal years of 2010 and 2009.

3.1.    Information based on the Eletrobras’ consolidated financial statements:

	Fiscal year ended December 31		01/01/2009 IFRS Opening Balance
Account Description	2010	2009
a) shareholders’ equity (in R$ thousand)	70,530,410	69,379,050	77,309,906
b) total assets (in R$ thousand)	146,901,001	137,708,376	137,650,542
c) net revenue (in R$ thousand)	27,419,157	24,711,937	-
d) gross income (in R$ thousand)	4,047,249	413,255	-
e) net income (in R$ thousand)	2,552,985	1,250,140	-
f) number of shares, ex-treasury	1,132,357,090	1,132,357,090	1,132,357,090
g) equity value of share (in R$)	62.29	61.27	68.27
h) net income per share (in R$)	2.25	1.10	-
i) other selected accounting information:
EBITDA (in R$ thousand)	6,003,848	5,675,597	-

Considering that Eletrobras is adopting for the first time the international accounting standards when preparing financial statements disclosed by Eletrobras in Brazil, exceptionally in this Reference Form, the information of 2008 related to items 3.1.c (net revenue), 3.1.d (gross income), 3.1.e (net income) and 3.1.h (net income per share) were not disclosed, as they are not comparable to those presented for the fiscal years of 2010 and 2009.

Information complementary to table 3.1.c, 3.1.d, 3.1.e, and 3.1.h:

Considering that Eletrobras is adopting for the first time the international accounting standards when preparing financial statements disclosed by Eletrobras in Brazil, exceptionally in this Reference Form, the information of 2008 related to items 3.1.c (net revenue), 3.1.d (gross income), 3.1.e (net income) and 3.1.h (net income per share) were not disclosed, as they are not comparable to those presented for the fiscal years of 2010 and 2009.

3.2.    Non-accounting measurements

a) amount of non-accounting measurements

EBITDA

EBITDA is computed by using the operating income before the financial income plus the depreciation and amortization. EBITDA is not a measurement according to BR GAAP, does not represent the cash flow for the periods presented and should not be considered as substitute to the net income as index of the Eletrobras’ operating performance or as substitute to the cash flow as liquidity index. It is additional information to Eletrobras’ financial statements and should not be used in replacement to the incomes audited. It does not have standardized meaning and the Eletrobras’ EBITDA definition may not be comparable to those used by other companies.

b) reconciliations between amounts disclosed and amounts of audited financial statements:

Following is the statement of the EBITDA assessment:

(in R$ million)	Fiscal year ended December 31
Period	2010	2009
Operating Income before Financial Income	4,411,372	4,051,351
Depreciation and Amortization	1,592,476	1,624,246
EBITDA	6,003,848	5,675,597

c) explanations and reasons why it considers such measurement the most suitable one for proper understanding of its financial condition and the result of its operations:

EBITDA is used as a performance measurement by the management. Due to that, Eletrobras understands that its inclusion in this Reference Form is important.   The Eletrobras’ Management believes that EBITDA is a practical measurement to assess its operating performance and allow a comparison to other companies of the same sector, even if the other companies compute it in a different way.

3.3.      Events subsequent to the last closing financial statements for the fiscal year that substantially change:

HEU Teles Pires:

On January 19, 2011, Companhia Hidroelétrica Teles Pires, a special purpose company, was incorporated for the construction, generation and maintenance of the HEU Teles Pires.  Eletrosul holds interest of 24.5%, Furnas Centrais Elétricas S.A. holds 24.50%, Neoenergia S.A holds 50.1% and Odebrecht Participações S.A. holds 0.90%.

Interconnection of Manaus to SIN:

Interconnection of the region to Sistema Interligado Nacional – SIN (Brazilian Interconnected System) upon the construction of the Transmission Line Tucuruí-Manaus of 500 kV, expected to be concluded in 2012. The federal government’s work estimated in R$ 3.3 billion will benefit in a direct way or through vicinal deviations the Cities of Urucará, Itapiranga, Silves, São Sebastião do Uatumã, Parintins, Maués, Barreirinha, Boa Vista do Ramos, Nova Olinda do Norte, Itacoatiara, up to the substation of Cariri in the Manaus region.

Conversion of Generating Units – Bi-fuel

Proceeding with the project for the conversion of generating units to the natural gas use, R$ 14,000 were invested to convert two units MS70001B of the Mauá power plant and four units LM6000 estimated to the commercial operation between the months of January and March 2011.

Broadband Network:

Telecomunicações Brasileiras S.A. – Telebrás is negotiating with Eletrobras the use of its optical fiber network to put in place the Plano Nacional de Banda Larga - PNBL (National Broadband Plan), expected to start operating during 2011.

Capital Stock Increase:

The Decree without number of September 29, 2010 authorized Eletrobras to increase its capital with subscription of shares by using the amount equivalent to the Advances for Future Capital Increases (AFACs). The Board of Directors, through Resolution in June 29, 2010 and the 155th Extraordinary General Meeting – of Eletrobras, held on January 11, 2011, approved the capital increase in the amount equivalent to R$ 5.1 billion, considering the particular subscription of shares to holders of common and class “B” preferred shares, resulting in the issuance of 220,277,010 new shares, distributed as follows: 182,026,770 common shares (ON) and 38,250,240 class “B” preferred shares.  Subscription in class “A” preferred shares, considering that those shares could only be subscribed until June 1969, according to the 1st paragraph of 8th art. of the Eletrobras’ By-laws. The aforementioned increase was homologated by the 157th Extraordinary General Meeting – of Eletrobras, held on March 16, 2011, and the capital stock of R$ 26.2 billion was increased to R$ 31.3 billion, divided into 1,087,050,297 common shares, 146,920 class “A” preferred shares and 265,436,883 class “B” preferred shares, all of them without par value. The shares issued as a result of the mentioned subscription will be compensated with the same amount of dividends per share, to be approved in the 51st Annual General Meeting.

Itaipu’s electric power tariff:

The Federal Senate approved, on May 11, 2011, the Legislative Decree Project that allows the Brazilian government to increase from approximately US$ 120 million/year to US$ 360 million/year the amount paid by Brazil for the Itaipu’s power related to the part that is not used by Paraguay, with impact on the tariff of transfer to consumers and, therefore, acquired without impact on the Eletrobras' income.

Concession of the HEU Xingó:

The Brazilian Electricity Regulatory Agency – ANEEL dismissed, on May 10, 2011, the request of adjustment of the Hydroelectric Plant Xingó’s concession period.  Such request was made to ANEEL in 2004 and this act does not bring any impact to the Eletrobras’ Accounting Statements, since the management adopted the final term of concession in 2015 as premise and the residual accounting amount as indemnification evaluation basis to such HEU. Due to this, the decision of such Agency did not change anything in the Eletrobras’ equity and income positions.

The first 6 hydroelectric generators of HEU Xingó started to commercially operate in December 1994, and the last one in August 1997.  Therefore, when considering the final term of the concession in 2015, ANEEL understands that the total period of concession, plus the extended period is 20 years.

3.4.    Description of the policy for appropriation of the results for the last 3 fiscal years:

Period	2010	2009	2008
(a) Rules on profits retention

Under the terms of the Business Corporation Act, the Eletrobras’ General Meeting may resolve, upon Management’s proposal, on the retention of part of the net income to be used in the Eletrobras’ investments.

The Eletrobras’ By-laws, in turn, establishes that:

The Eletrobras’ General Meeting will appropriate, in addition to the legal reserve computed on the net incomes for the year: (i) 1% to the reserve for studies and projects, intended to meet the execution of technical-economic feasibility studies and projects of the electric power sector, whose accrued balance cannot exceed two percent of the paid-in capital stock; and (ii) 50% to the reserve for investments, intended to investments of electric power public utility concessionaires, whose accrued balance cannot exceed seventy-five percent of the paid-in capital stock.

The General Meeting will annually appropriate the amount corresponding up to 1% computed on the net incomes for the year, considering the limit of one percent of paid-in capital stock in order to meet the welfare services provision to its employees, in compliance with the plans approved by the Eletrobras’ Executive Management.

Eletrobras will annually appropriate, included in its budget, funds of, at least, 0.5% on the capital stock paid-in at the end of the immediately previous financial year, to invest in technological development programs.

When dividends reach 6% of paid-in capital stock, the General Meeting may establish percentages or bonus, due to the incomes, to the Eletrobras’ management.

Under the terms of the Business Corporation Act, the Eletrobras’ General Meeting may resolve, upon Management’s proposal, on the retention of part of the net income to be used in the Eletrobras’ investments.

The Eletrobras’ By-laws, in turn, establishes that:

The Eletrobras’ General Meeting will appropriate, in addition to the legal reserve computed on the net incomes for the year: (i) 1% to the reserve for studies and projects, intended to meet the execution of technical-economic feasibility studies and projects of the electric power sector, whose accrued balance cannot exceed two percent of the paid-in capital stock; and (ii) 50% to the reserve for investments, intended to investments of electric power public utility concessionaires, whose accrued balance cannot exceed seventy-five percent of the paid-in capital stock.

The General Meeting will annually appropriate the amount corresponding up to 1% computed on the net incomes for the year, considering the limit of one percent of paid-in capital stock in order to meet the welfare services provision to its employees, in compliance with the plans approved by the Eletrobras’ Executive Management.

Eletrobras will annually appropriate, included in its budget, funds of, at least, 0.5% on the capital stock paid-in at the end of the immediately previous financial year, to invest in technological development programs.

When dividends reach 6% of paid-in capital stock, the General Meeting may establish percentages or bonus, due to the incomes, to the Eletrobras’ management.

Under the terms of the Business Corporation Act, the Eletrobras’ General Meeting may resolve, upon Management’s proposal, on the retention of part of the net income to be used in the Eletrobras’ investments.

The Eletrobras’ By-laws, in turn, establishes that:

The Eletrobras’ General Meeting will appropriate, in addition to the legal reserve computed on the net incomes for the year: (i) 1% to the reserve for studies and projects, intended to meet the execution of technical-economic feasibility studies and projects of the electric power sector, whose accrued balance cannot exceed two percent of the paid-in capital stock; and (ii) 50% to the reserve for investments, intended to investments of electric power public utility concessionaires, whose accrued balance cannot exceed seventy-five percent of the paid-in capital stock.

The General Meeting will annually appropriate the amount corresponding up to 1% computed on the net incomes for the year, considering the limit of one percent of paid-in capital stock in order to meet the welfare services provision to its employees, in compliance with the plans approved by the Eletrobras’ Executive Management.

Eletrobras will annually appropriate, included in its budget, funds of, at least, 0.5% on the capital stock paid-in at the end of the immediately previous financial year, to invest in technological development programs.

When dividends reach 6% of paid-in capital stock, the General Meeting may establish percentages or bonus, due to the incomes, to the Eletrobras’ management.

(b) Rules on distribution of dividends

As per set forth in the Eletrobras’ By-laws, in each year, the distribution of dividend not inferior to 25% of net income, adjusted according to the Act, will be compulsory.

The Eletrobras’ By-laws set forth that the Eletrobras’ preferred shares will have priority in the dividends distribution, under the following terms:

(i) Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and ones arising from bonus attributed to them will have priority in the, distribution of dividends incurred at eight percent per annum on equity to such type and class of shares, to be equally apportioned among them; and (ii) Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at six percent per annum on equity to such type and class of shares, to be equally apportioned among them

The Eletrobras’ preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, after the lowest of the minimum dividends, described in the items (i) and (ii) above is guaranteed to them. The right to receive the dividend, for each share, for at least ten percent higher than the amount attributed to each common share, will be guaranteed to each preferred share of Eletrobras.

The priority minimum dividend of preferred shares shall be distributed whenever the net income is assessed or, even in the years with the occurrence of losses, when incomes reserves are available.

As per set forth in the Eletrobras’ By-laws, in each year, the distribution of dividend not inferior to 25% of net income, adjusted according to the Act, will be compulsory.

The Eletrobras’ By-laws set forth that the Eletrobras’ preferred shares will have priority in the dividends distribution, under the following terms:

(i) Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and ones arising from bonus attributed to them will have priority in the, distribution of dividends incurred at eight percent per annum on equity to such type and class of shares, to be equally apportioned among them; and (ii) Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at six percent per annum on equity to such type and class of shares, to be equally apportioned among them

The Eletrobras’ preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, after the lowest of the minimum dividends, described in the items (i) and (ii) above is guaranteed to them. The right to receive the dividend, for each share, for at least ten percent higher than the amount attributed to each common share, will be guaranteed to each preferred share of Eletrobras.

The priority minimum dividend of preferred shares shall be distributed whenever the net income is assessed or, even in the years with the occurrence of losses, when incomes reserves are available.

As per set forth in the Eletrobras’ By-laws, in each year, the distribution of dividend not inferior to 25% of net income, adjusted according to the Act, will be compulsory.

The Eletrobras’ By-laws set forth that the Eletrobras’ preferred shares will have priority in the dividends distribution, under the following terms:

(i) Class “A” preferred shares, which are the shares subscribed until June 23, 1969, and ones arising from bonus attributed to them will have priority in the, distribution of dividends incurred at eight percent per annum on equity to such type and class of shares, to be equally apportioned among them; and (ii) Class “B” preferred shares, which are the shares subscribed after June 23, 1969, will have priority in the distribution of dividends, incurred at six percent per annum on equity to such type and class of shares, to be equally apportioned among them

The Eletrobras’ preferred shares will participate, along with the common shares and in the same condition, in the dividends distribution, after the lowest of the minimum dividends, described in the items (i) and (ii) above is guaranteed to them. The right to receive the dividend, for each share, for at least ten percent higher than the amount attributed to each common share, will be guaranteed to each preferred share of Eletrobras.

The priority minimum dividend of preferred shares shall be distributed whenever the net income is assessed or, even in the years with the occurrence of losses, when incomes reserves are available.

(c) Regularity of distributions of dividends	Annually	Annually	Annually
(d) Restrictions on distribution of dividends (d) Restrictions on distribution of dividends (cont.)

Under the terms of the Business Corporation Act, 5% of the Eletrobras’ net income will be invested, before any other appropriation, in the constitution of the legal reserve, which cannot exceed 20% of capital stock.

As per set forth in its By-laws, Eletrobras should distribute, in each fiscal year, dividend not inferior to 25% of the net income adjusted under the terms of the Business Corporation Act, respecting the minimum compensation to classes A and B preferred shares, of 8% and 6%, respectively, of the capital stock related to such types and classes of shares.

The net income can be capitalized, used to compensate losses or retained, as per set forth in the Business Corporation Act, and it cannot be made available to pay dividends. Eletrobras may not pay dividends to its shareholders in certain fiscal year, if its managers state, and the General Meeting approve, that such payment is not recommended given the financial status of Eletrobras.

Under the terms of the Business Corporation Act, 5% of the Eletrobras’ net income will be invested, before any other appropriation, in the constitution of the legal reserve, which cannot exceed 20% of capital stock.

As per set forth in its By-laws, Eletrobras should distribute, in each fiscal year, dividend not inferior to 25% of the net income adjusted under the terms of the Business Corporation Act, respecting the minimum compensation to classes A and B preferred shares, of 8% and 6%, respectively, of the capital stock related to such types and classes of shares.

The net income can be capitalized, used to compensate losses or retained, as per set forth in the Business Corporation Act, and it cannot be made available to pay dividends. Eletrobras may not pay dividends to its shareholders in certain fiscal year, if its managers state, and the General Meeting approve, that such payment is not recommended given the financial status of Eletrobras.

Under the terms of the Business Corporation Act, 5% of the Eletrobras’ net income will be invested, before any other appropriation, in the constitution of the legal reserve, which cannot exceed 20% of capital stock.

As per set forth in its By-laws, Eletrobras should distribute, in each fiscal year, dividend not inferior to 25% of the net income adjusted under the terms of the Business Corporation Act, respecting the minimum compensation to classes A and B preferred shares, of 8% and 6%, respectively, of the capital stock related to such types and classes of shares.

The net income can be capitalized, used to compensate losses or retained, as per set forth in the Business Corporation Act, and it cannot be made available to pay dividends. Eletrobras may not pay dividends to its shareholders in certain fiscal year, if its managers state, and the General Meeting approve, that such payment is not recommended given the financial status of Eletrobras.

Other restrictions on the distribution of dividends enforced by legislation or special regulation applicable to the issuer, such as contracts, court, administrative or arbitral orders:

There are no other restrictions regarding the distribution of dividends, enforced by legislation or special regulation applicable to Eletrobras, such as court, administrative or arbitral orders.

3.5.    Table with dividends distributions and income retentions occurred in the last 3 fiscal years:

Period	Fiscal Year ended December 31
	2010	2009	2008
a) net income adjusted for dividends purposes (in R$ thousand)	(918,404)	161,990	5,829,672
b) distributed dividend (in R$ thousand):
Compulsory Minimum Dividend (25%):	-	40,500	1,457,418
Dividends:	-	-	-
Interest on own capital:
Common	753,201	382,416	1,401,603
Class A Preferred Shares	319	329	333
Class B Preferred Shares	370,436	382,087	387,026
Total:	1,123,956¹	764,833²	1,788,963
c) percentage of dividend distributed related to net income adjusted (in %):	122.38%	472.15%	30.69%
d) dividend distributed per class and type of shares (in Reais):
Dividends:	-	-	-
Interest on own capital:
Common	0.83	0.41	1.48
Class A Preferred Shares	2.17	2.17	2.17
Class B Preferred Shares	1.63	1.63	1.63
e) date of dividend payment	Not available[3]	05/18/2010	05/20/2009
f) return fee related to shareholders’ equity of Eletrobras
Common	1.071	0.4872%	1.5696%
Class A Preferred Shares	0.0005	0.0004%	0.0004%
Class B Preferred Shares	0.527	0.4868%	0.4334%
General:	1.598	0.974%	2.003%
g) net income retained (in R$ thousand)	-	-	487,476
h) date of retention approval	-	-	03/27/2009

__________________________

¹ In the year ended 2010, Eletrobras distributed Interests on own capital (JCP) to the account of accrued reserves in previous years.

2 In the year ended 2009, Eletrobras distributed Interest on Equity (JCP) to the account of accrued reserves in previous years.

³ The date of payment of dividends related to the Fiscal year ended December 31, 2011 will be approved in the Annual General Meeting to be held on 06/16/2011.

3.6.    Dividends stated in the account of incomes retained or reserves constituted in the last 3 fiscal years:

The Eletrobras’ Annual General Meeting will analyze, in meeting to be held on June 16, 2011, the management’s proposal for appropriation of the net income for the year according to the table below:

PARENT COMPANY (In R$ thousand)
Period	Fiscal Year ended December 31, 2010
Net income for the year	2,247,913
(-) Equity evaluation adjustment	(3,166,317)
= Computation Basis	(918,404)
Minimum dividend	-
(+) Realization of Revaluation Reserve	16,092
(+) Reversion of Income Reserve	2,205,694

Statutory minimum dividends – preferred shares	370,755
Minimum dividends (JCP) on the income for the year	549,971

Compensation proposed to shareholders
Minimum dividends (JCP) on the income for the year	370,755
Additional dividends (JCP) – common shares	753,201
Total:	1,123,956

Dividends not distributed to be paid:

The Eletrobras’ Board of Directors resolved, in January 2010, for the payment of the balance of the Special Reserve of Dividends Not Distributed, in four annual installments, from 2010 on.

Based on that decision and on the cash position presented in 2009, the amount of approximately R$ 10.3 billion related to dividends not distributed in the years of 1979, 1980, 1981, 1982, 1983, 1984, 1989, 1996 and 1998 that until that date was held in shareholders’ equity, was reclassified to current liabilities, in the amount of R$ 2.6 billion, whose payment was performed on February 26, 2010, and to non-current liabilities, in the amount of R$ 7.7 billion, related to installments to be paid between 2011 and 2013.

The amount of the second installment of delayed dividends will be paid on July 30, 2011. Among the total of R$ 3.3 billion included in the Eletrobras’ Current Liabilities, R$ 2.8 billion refer to the mentioned installment, and R$ 0.4 billion is related to current dividends of the fiscal year of 2010. The amounts of the third and fourth installments are accounted for in the non-current Liabilities, which amounts to a total of R$ 5.6 billion.

Individuals and legal entities that composed the shareholding framework of Eletrobras on January 29, 2010 will be entitled to the compensation.

Moreover, as per set forth in the Eletrobras' By-laws, the mentioned credits will continue to be compensated by the variation of SELIC rate, until the date of the effective payment of each installment, incurring, on such compensation, retention of income Tax, under the terms of the legislation in force.

The balance of the compensation to shareholders, stated in current liabilities, also includes the installment of R$ 467 million (R$ 219 million on December 31, 2009 and January 1st, 2009 R$ 154 million) related to compensations that were not claimed in the years 2007, 2008, 2009 and 2010. The compensation related to 2006, and previous years, is set forth, under the terms of the Eletrobras’ By-laws.

3.7.      Table with information on the Eletrobras’ indebtedness level:

	CONSOLIDATED
Period	Fiscal year ended December 31
	2010	2009
a) amount of debt of any nature (in R$ thousand)¹	33,138,436	29,507,817
b) indebtedness index ²	0.47	0.43
c) other indebtedness index	-	-

___________________________________________________________

1  Sum of current liabilities and non-current liabilities (funding and short- and long-term loans).

2 Current liabilities plus non-current liabilities, divided by the shareholders’ equity.

3.8.    Amount of Eletrobras’ liabilities according to the maturity, separated by debts with collateral, debts with floating charge and unsecured debts:

	Fiscal Year ended December 31, 2010 (in R$ thousand)
Term:	a) inferior to 1 year	b) superior to 1 year and inferior to 3 years	c) superior to 3 years and inferior to 5 years	d) superior to 5 years	Total
Floating¹	-	-	-	-	-
Collateral[2]
Federal Government	142,686.54	226,451.91	168,759.14	198,531.65	736,429.24
Own	446,992.73	1,130,269.76	1,698,663.26	3,214,183.17	6,490,108.93
Unsecured[3]	-	-	-	-	-
Total	589,679.27	1,356,721.68	1,867,422.40	3,412,714.82	7,226,538.17

____________________________________________________

1 Eletrobras does not maintain debts with floating charge.

³ Amounts in Real computed according to the Exchange rate on 12/31/2010: US$ = R$1.6662

2 Eletrobras does not maintain debts with floating charge.

3.9.    Other relevant information:

Considering that Eletrobras is adopting for the first time the international accounting standards when preparing financial statements disclosed by Eletrobras in Brazil, exceptionally in this Reference Form, certain information related to 2008 were not disclosed, as they are not comparable to those presented regarding the fiscal years of 2010 and 2009.

All other relevant information related to this topic was disclosed in the items above.

4.         RISK FACTORS

4.1.    Risk factors that can influence the investment decision in Company’s securities:

a) Risks related to Eletrobras

Some of the Eletrobras’ concessions have expiration date in 2015 and, at the moment, the Brazilian Law does not allow the renewal of such concessions, which might cause an adverse effect over the Eletrobras’ operating incomes in case renewals cannot be obtained.

Eletrobras develops activities of electric power generation, transmission and distribution in accordance with the concession contracts entered into with the Brazilian Government through ANEEL, with duration between 20 and 35 years. The Brazilian Electricity Regulatory Agency – ANEEL dismissed, on May 10, 2011, request of the concession period adjustment of Hydroelectric Plant Xingó.  The other concession contracts with the closest maturity dates expire in 2015 and have already been renewed once, except for contracts of the hydroelectric plants Serra da Mesa, Corumbá I and Itumbiara, which will expire in May 2011, November 2014 and February 2020, respectively.  There is contractual provision for the renewal of concessions of HEUs Corumbá I and Itumbiara because they have not been postponed yet. Regarding HEU Serra da Mesa, Furnas requested, 03 (three) years ago (therefore, within the term established by Act), renewal of the concession term. ANEEL has already analyzed the proceeding and in the Management’s Ordinary Public Meeting, held on February 15, 2011, unanimously decided to submit to the Ministry of Mines and Energy (MME) the concession extension request for more 29 (twenty-nine) years, with the recommendation that such Ministry accepts the Furnas’ plea. Therefore, the proceeding is under analysis and instruction by MME and Furnas has to wait for its conclusion, when it will be convoked to sign the new agreement. Concerning the generation activity, such concessions (that will expire in 2015, or sooner) represent on December 31, 2010 around 30.2% of the Eletrobras’ total installed capacity and, regarding subsidiaries Chesf and Furnas, 86.8% and 35.5% of their installed capacity, respectively. Currently, the New Energy Act allows concessions to be renewed only once. Unless the New Energy Act is changed, Eletrobras will be unable to renew certain concessions and will have to participate in new auctions in order to keep such concessions and continue to operate the involved hydroelectric plants.  If Eletrobras is not able to renew any of these concessions and not able to win any of the mentioned auctions, it will lose the activities derived from them, which may adversely affect its financial condition and its operating incomes.  It is still impossible to ensure that concessions, if renewed, will not predict less favorable conditions to Eletrobras and/or its subsidiaries, which would also have an adverse effect regarding Eletrobras’ activities and operating incomes.

Eletrobras is subject to rules that limit loan to public-sector companies and it may not obtain funds enough to fulfill its investment program.

The Eletrobras’ current budget indicates investments of around 10 billion in 2011. Eletrobras cannot ensure that it will be able to fund the investment program, based on cash flow or external funds.  Besides, as a company controlled by the Federal Government, Eletrobras is subject to certain rules that limit its indebtedness and investments and it must submit its annual budget proposal, including amount estimates and funding sources, to the Ministério do Planejamento, Orçamento e Gestão (Ministry of Planning, Budget and Management) and to the National Congress, for approval.  Thus, if the Eletrobras’ activities do not fit in the parameters and conditions imposed by those rules and by the Brazilian Government, Eletrobras will face difficulties to obtain necessary authorizations, which can make the funding obtainment difficult. If Eletrobras is unable to obtain such funding, its capability of investment in expansion and maintenance may be adversely affected, which may affect the execution of its growth strategy, and, specially, large-scale projects such as the construction of the new nuclear plant Angra III, the development of the hydroelectric complex of Belo Monte and the continuation of works of the hydroelectric plants Jirau and Santo Antonio.

If any of the Eletrobras’ assets are considered assets intended for a basic public service rendering, they would not be available for settlement in case of bankruptcy and could not be subject to execution.

On February 9, 2005, Brazilian Government promulgated Act No. 11.101 (“New Bankruptcy Act”) that is effective since June 9, 2005, and rules legal recovery, extralegal recovery and bankruptcy, in addition to replace the lawsuit of debt reorganization known as composition with creditors by legal recovery and extralegal recovery lawsuit.  The New Bankruptcy Act establishes that its provisions are not applied to public companies and mixed corporations, such as Eletrobras.  However, the Brazilian Federal Constitution establishes that mixed corporations, which perform economic activities, will be subject to the legal regime applicable to private companies regarding civil, commercial, labor and tax matters.  Thus, it is not clear whether the New Bankruptcy Act provisions regarding legal and extralegal recovery and bankruptcy will be applied or not to Eletrobras.

Eletrobras believes that a substantial part of its assets, including generation assets, the transmission network and the limited distribution network, could be considered by the Brazilian courts as intended for a basic public service rendering.  Thus, such assets would not be available for settlement in case of the Eletrobras’ bankruptcy or available for a judgment execution. In any event, such assets would be reverted to the Brazilian Government, in compliance with Brazilian law and under the terms of the concession contracts executed by Eletrobras.  Even though the Brazilian Government would be, in these circumstances, obliged to compensate Eletrobras regarding the reversion of those assets, Eletrobras cannot ensure that the compensation received will be equal to the assets market value and, therefore, the Eletrobras’ financial condition and operating incomes could be adversely and significantly affected.

Lawsuits and administrative proceedings involving Eletrobras and its subsidiaries may negatively affect its economic-financial status.

Eletrobras is party to several lawsuits and administrative proceedings related to civil, tax, labor, environmental and regulatory matters.  Such lawsuits comprise substantial cash amounts and other indemnities and most of these disputes are individually responsible for significant part of the total amount of disputes to which Eletrobras is party.  Eletrobras established provisions for all amounts in dispute that represent probable loss, in accordance with classification made by its legal advisors, or according to Acts, administrative decrees, or other decrees or decisions that, depending on the Eletrobras’ understanding, cause adverse impact on the mentioned disputes. On December 31, 2010, Eletrobras had provisioned the total amount of around R$ 4.16 billion relatively to lawsuits to which it is party (plus legal deposits totaling R$ 1.35 million), of which R$ 2.67 billion are related to civil lawsuits, R$ 814 million are related to labor lawsuits and 177 million are related to tax lawsuits.

In case of unfavorable judgment in lawsuit that involves relevant amount, and for which Eletrobras has not established provision, or in case of estimated losses result in amounts significantly superior to the provisions established, the total cost of the unfavorable judgments may, adversely and substantially, affect the Eletrobras’ financial condition and operating income. Besides, defense of those lawsuits may require time and attention expenditure by the Management, which may divert it from the focus of the main business of Eletrobras. Depending on the result, some lawsuits might result in operating restrictions and cause a relevant adverse effect on some of the main businesses of Eletrobras.

The Eletrobras’ insurance coverage may not be enough to cover potential losses.

The business developed by Eletrobras, in general, is subject to several risks and hazards, including industrial accidents, labor disputes, unexpected geological conditions, changes in the regulatory environment, ecological and meteorological risks, in addition to other natural phenomena.  Moreover, Eletrobras and/or its subsidiaries are liable for losses and damages caused to third parties as a result of defaults in the provision of generation, transmission and distribution services.

Insurances hired by Eletrobras cover only a parcel of the losses that may occur. Eletrobras has insurances in an amount that it believes to be appropriate to cover damages caused by fire, responsibility for third parties accidents and operating risks in its plants.  If Eletrobras is unable to renew its insurance policies from time to time or if losses or other claims, which are not covered by insurance or exceed the limit insured, arise, Eletrobras might be subject to unexpected losses in substantial amounts.

b) Risks related to the Eletrobras’ direct or indirect controlling shareholder or controlling group

Eletrobras is controlled by the Federal Government, which may have policies and priorities that directly affect the Eletrobras’ income and diverge from the investors’ interests.

Federal Government exerts substantial influence on the strategic guidance of the Eletrobras’ business and, as a controlling shareholder, it has pursued (and may continue to pursue) some of its macroeconomic and social objectives mainly by using governmental funds managed by Eletrobras, which are the Fundo de Reserva Global de Reversão - Fundo RGR (Global Reversion Reserve Fund), Conta CCC (Fuel Consumption Account) and Conta de Desenvolvimento Energético - Conta CDE (Energy Development Account).

Federal Government benefits from the right to designate 8 of the 10 members of the Eletrobras’ Board of Directors and, among them, to appoint most of the Chief Executive Officers liable for the management of the Eletrobras’ daily operations. In addition, Federal Government currently owns the absolute majority of the Eletrobras’ voting shares and, consequently, is entitled to the majority of votes in decisions of the General Meeting, and it can also deliberate and approve by majority votes most of the subjects provided for by law, including the following matters:  (i) disposal, all or partly, of the shares of the capital stock of the Eletrobras’ subsidiaries; (ii) increase of the Eletrobras’ capital stock by subscription of new shares; (iii) determination of Eletrobras’ dividends distribution policy, respecting the minimum dividend required by Act; (iv) issuance of securities, within the country or abroad; (v) corporate spin-off, merger or fusion operation; (vi) exchange of Eletrobras’ shares or other securities; and (vii) redemption of shares of one or more classes, regardless of approval in special meeting by the shareholders of such types and classes.

The Eletrobras’ operations impact commercial, industrial and social development promoted by Federal Government. Federal Government has required, and may require in the future, Eletrobras to make investments, to incur costs or to participate in operations (requiring, for example, acquisitions performance) that are not aligned with the Eletrobras’ purpose of increasing its incomes.

c) Risks related to Eletrobras’ shareholders/shares

Eletrobras can pay reduced dividends, if its net income does not reach certain levels.

Eletrobras’ Bylaws determines that in each year, the distribution of dividend not inferior to 25% of net income, adjusted according to the Act, will be compulsory.  Eletrobras’ Bylaws also determine that Eletrobras’ preferred shares will have priority over common shares in the fixed dividends distribution, at annual rates of 8% for Class “A” preferred shares (subscribed until June 23, 1969) and 6% for Class “B” ones (subscribed from June 24, 1969 on), computed over the own capital stock parcel to each type and class of shares.  The priority minimum dividend of preferred shares shall be distributed whenever the net income is assessed or, even in the years with the occurrence of losses, when incomes reserves are available. Notwithstanding, if the Eletrobras’ net income is negative or if the available incomes are insufficient in a fiscal year, Management can recommend to the Annual General Meeting of shareholders related to such year, to not perform the dividends payment.

Eletrobras owns preferred shares with extremely restricted voting right.

In compliance with the Business Corporation Act and Bylaws, holders of preferred shares are not entitled to vote in General Meetings, except in specific circumstances.  That means, among other things, that a shareholder of a preferred share does not have the voting right in corporate transactions, including in mergers or consolidations with other companies. Therefore, the major shareholder who owns most of the common shares with voting right and who exercises control over Eletrobras, is able to approve corporate measures without approval of shareholders of preferred shares.  Consequently, investment in preferred shares is not appropriate for those who consider the voting rights a crucial point in the investment decision.

If Eletrobras issues new shares or if shareholders sell shares in the future, the shares market price can be reduced.

The issuance by Eletrobras or the sale of a substantial quantity of shares, or the assumption that it might occur, may decrease the market price of common and preferred shares, due to its dilution or offer. Such issuances or sales may also make the shares issuance difficult in the future, in a date and with a price considered appropriate by Eletrobras, and it can also make difficult the sale of those shares by its holders by the price or above the price that they have paid for them.

Events and perception of risks in other countries, specially United States and developing countries, can prejudice the market price of Brazilian securities, including Eletrobras’ shares.

The market value of Brazilian companies’ securities is impacted, in different scales by economic and market conditions of other countries, including other countries of Latin America and developing countries. Despite the economic conjuncture in such countries may be significantly different from the economic conjuncture in Brazil, the investors’ response to events in those other countries may cause an adverse effect on the market value of the Brazilian issuers’ securities.  Crises in other developing countries may decrease the investors’ interest in the Brazilian issuers’ securities, including securities issued by Eletrobras.  It can negatively affect the market value of the shares issued by Eletrobras, besides making difficult the Eletrobras' access to the capital market and the acquisition of funding in acceptable terms in the future.

The Brazilian economy is also affected by international market and economic conditions in general, particularly economic and market conditions of the United States.  Prices of shares in BM&FBOVESPA, for example, were historically sensible to interest rates fluctuations in the United States, as well as to changes of the main North American shares indexes.

d) Risks related to Eletrobras’ subsidiaries and affiliated companies

Company might take the liability, in the event of a nuclear accident involving its subsidiary Eletrobras Termonuclear S.A. ("Eletronuclear").

The subsidiary Eletronuclear, as operator of two nuclear power plants, might take the liability in the event of a nuclear accident. Vienna Convention on Civil Liability for Nuclear Accidents (“Vienna Convention”) was internalized by the Brazilian legal system in 1993. Vienna Convention determines that a operator of a nuclear plant, such as Eletronuclear, performing within a country that is signatory to the Vienna Convention and that has adopted own legislation to implement it, will be subject to the liability for damages in an unlimited amount in the event of a nuclear accident (with certain exceptions), subject to the right of signatory jurisdictions to adopt in its legislation certain limits to such liability, which was not performed by Brazil.  Eletronuclear is ruled by several federal and state agencies. Despite the plants Angra I and Angra II of Eletronuclear are currently insured against losses arising from a nuclear accident in a global amount corresponding to US$ 171 million, and also have an insurance against operating risks arising from occasional operating failures in the amount of US$ 500 million to each plant, Eletrobras cannot ensure that such coverage will be enough in the event of a nuclear accident. Thus, any nuclear accident may have an adverse effect on the Eletrobras’ financial condition and operating income.

Eletrobras’ distribution companies operate under challenging market conditions and historically, in aggregate terms, they have incurred losses.

The Eletrobras’ distribution business is performed in the North and Northeast regions of Brazil, representing 10% of the Eletrobras’ net operating revenue.  Such regions are among the poorest regions of the country and distribution subsidiaries are subject to commercial losses (due to illegal deviations of electric power) and relatively high levels of delinquency by consumers of those regions.  Historically, in aggregate terms, the Eletrobras’ distribution subsidiaries have incurred losses that have adversely affected the consolidated result of Eletrobras, and in the end of the year ended December 31, 2010, they presented surplus of liabilities over current assets in the amount of R$ 554 million. In May 2008, Eletrobras deployed a new management structure for distribution business and several measures that have been taken in order to reduce commercial losses and renegotiate debts of defaulting consumers with distribution subsidiaries. Furthermore, Eletrobras has been currently deploying programs focused on the achievement and maintenance of the economic-financial balance of distribution companies. However, Eletrobras can neither ensure such measures will succeed and the losses incurred by distribution companies will be substantially reduced, nor guarantee the conditions in the markets that such subsidiaries perform will not deteriorate even more.  Therefore, subsidiaries of electric power distribution may incur losses, which may continue to adversely affect the Eletrobras’ financial condition and operating incomes.

e) Risks related to Eletrobras’ suppliers

Eletrobras does not have alternative sources of raw material supply to be used by its thermal and nuclear plants.

The Eletrobras’ thermal plants operate with charcoal and/or fuel oil and nuclear plants operate with treated uranium. In each case, Eletrobras is totally dependent on third parties regarding supply of those raw materials since it does not produce them.  If, by any reason, those raw materials would not be available, Eletrobras would not have alternative sources of supply and, thus, the electric power generation by its thermal and nuclear plants would be adversely and significantly affected, which may adversely affect the Eletrobras’ financial condition and operating incomes.

f) Risks related to Eletrobras’ customers

Eletrobras is not subject to risks related to its customers.

g) Risks related to the Eletrobras’ activity sectors

Eletrobras is affected by hydrological conditions and its operating incomes may be affected.

Hydrological conditions may adversely affect Eletrobras’ operations. For example, hydrological conditions that result in low electric power generation capacity in Brazil can cause the deployment of programs of mandatory reduction in electricity generation or consumption. The most recent period of low pluviometric precipitation occurred in the years before 2001 and, as a result, Brazilian Government established a program to reduce the electricity consumption, from June 1st, 2001 to February 28, 2002. A new occurrence of unfavorable hydrological conditions that result in low electricity supply in the Brazilian market may cause, but not limited to, the deployment of comprehensive programs for electricity conservation, including compulsory reductions in the electricity consumption.  It is likely that longstanding periods of below-average rainfalls negatively affect future financial results of Eletrobras.  The generation capacity may also be affected by natural events, such as floods that may jeopardize Eletrobras’ facilities, which, in turn, may adversely affect the Eletrobras’ financial condition and operating incomes.

Construction, expansion and operation of facilities and equipment for electricity generation, transmission and distribution comprise significant risks that may lead to revenues loss or expenses increase.

Construction, expansion and operation of facilities and equipment for electricity generation, transmission and distribution comprise several risks, including:

(i)       inability to obtain required permissions and approvals from the government;

(ii)      unavailability of equipment;

(iii)     supply suspensions;

(iv)    works cessation;

(v)     workforce cessation;

(vi)    social unrest;

(vii)   suspensions due to climate and hydrological conditions;

(viii)  unexpected engineering and environmental issues;

(ix)     increases of electricity losses, including technical and commercial losses;

(x)      delays in construction and operation, or increases in the estimated costs; and

(xi)     unavailability of appropriate funding.

Eletrobras does not have insurance coverage for some of those risks, specially those from meteorological conditions. If Eletrobras faces the problems mentioned above, it may not be able to generate or distribute electricity in amounts consistent with its prospects, which may cause an adverse effect on its financial condition and operating income.

Eletrobras is strictly liable for any damages deriving from the inappropriate electricity supply to distribution companies and the hired insurance policies may not cover such damages.

In compliance with the Brazilian Law, Company has objective responsibility for losses and damages deriving from the inappropriate electricity supply to distribution companies, such as sudden suspensions or perturbations deriving from generation, transmission or distribution systems.  Consequently, Eletrobras can be held responsible for such direct damages regardless of fault for their occurrence. Due to the uncertainty involved in those issues, Eletrobras does not maintain any provisions regarding potential damages. Contingencies deriving from those suspensions or perturbations that are not covered by insurance policies or that exceed the coverage limits of these policies can result in significant additional costs for Eletrobras and can adversely affect its financial condition and its operating incomes.

h) Risks related to the regulation of the Eletrobras’ activity sector

Likelihood of Act No. 10.848, of March 15, 2004, as amended (“New Energy Act”) to be declared unconstitutional by the Federal Supreme Court (“STF”).

In 2004, Brazilian government promulgated the New Energy Act, which is the new regulatory milestone of the power sector in Brazil. Among other changes, this new legislation determines (i) amendment of rules on the electric power purchase and sale between generation companies and distribution companies; (ii) new rules for bidding for generation developments; (iii) creation of Câmara de Comercialização de Energia Elétrica - CCEE  (Chamber of Electric Power Commercialization) and new sector bodies; and (iv) change in powers of Ministério de Minas e Energia - MME  and ANEEL.  Eletrobras has aligned its business with this new legislative structure. However, constitutionality of such Act is being questioned with STF, which has not pronounced its final understanding about the matter yet, despite it has already denied, by majority votes, suspension of the mentioned legislation while its constitutionality is discussed. If STF decide that the mentioned Act is unconstitutional, there will be doubt regarding which legislative structure is the appropriate one for the sector, which could adversely and substantially affect the Eletrobras’ business. Moreover, Eletrobras is unable to forecast what would be the terms of a potential regulatory milestone that would replace the New Energy Act and Eletrobras would probably face costs of realignment of its business with the new legislative structure, which would adversely affect its financial condition and operating incomes.

Eletrobras may be penalized by ANEEL for not complying with the terms of its concession contracts and may not recover the total amount of its investment in the event of any of its concession contracts is terminated.

Eletrobras performs its generation, transmission and distribution activities in compliance with the concession contracts entered into with the Brazilian Government through ANEEL. Such concessions vary from 30 to 35 years, in terms of duration. ANEEL will be able to enforce penalties to Eletrobras, if it does not comply with any obligation provided for in concession contracts. Depending on the incompliance severity, those penalties may include warnings, substantial fines (in some cases up to 2% of the revenues of the fiscal year immediately prior to the evaluation), restrictions to Eletrobras’ operations, intervention or termination of the concession. For example, on March 22, 2010 the subsidiary Furnas was penalized in R$ 53.7 million by ANEEL, which understood that there have been failures in the protection system of substations of Itaberá (SP) and Ivaiporã (PR), which would have caused the power breakdown and suspension in the electric power supply, on November 10, 2009. ANEEL may also cancel concessions before their maturities, in the event of Eletrobras has its bankruptcy declared or be dissolved, or in the event of ANEEL determines that such cancelation meets the public interest.

Eletrobras cannot ensure that it will not be penalized by ANEEL for breaching its concession contracts or that its concessions will not be cancelled in the future. In the event of ANEEL cancels any of the concessions of the Eletrobras’ group before the respective maturity date, the concessionaire will not be able to operate that activity anymore and the compensation to be received for the concession cancellation may not be enough to recover the total amount of the investment and, thus, it might have an adverse effect on the Eletrobras’ financial condition and operating income.

Activities of electric power generation, transmission and distribution are regulated and supervised by the Federal Government and amendments in the regulatory area that might be deployed may adversely impact the Eletrobras’ business.

According to the Brazilian legislation, the Brazilian Electricity Regulatory Agency (“ANEEL”) has competence to regulate and supervise the activities of the electric power generation, transmission and distribution concessionaires, such as Eletrobras and its subsidiaries, including regarding, but not limited to, investments, additional expenses, tariffs charged and transfer of the price of the electric power bought to the tariffs charged by those concessionaires. Regulatory amendments in the electric sector are difficult to estimate and may cause an adverse impact on the Eletrobras' and its subsidiaries' activities, business and incomes.

Concessions granted by the Federal Government for generation, transmission and distribution activities may be extinguished before the maturity date of their terms and the corresponding indemnification may be less than the amount required to integrally recover investments performed by Eletrobras.

In certain situations, the concession extinction may be expected through expropriation and/or forfeiture. Expropriation is the retaking of the service by the licensing authority during the concession term, for reasons related to the public interest, which should be expressively declared by specific Act. Forfeiture must be declared by the licensing authority after ANEEL or MME has led an administrative proceeding and has certificated that the concessionaire: (a) has not provided the appropriate service for longer than 30 consecutive days and has not presented any acceptable alternative to ANEEL or to ONS (Electric System Brazilian Operator), or that it has not complied with the applicable law and regulation; (b) has lost the technical, financial or economic conditions to maintain the appropriate service rendering; and/or (c) has not complied with fines charged by the licensing authority.

Penalties given to the concessionaire that might have a performance inferior to the levels established are provided for in the ANEEL's Resolution No. 63, of May 12, 2004, and they include warnings, substantial penalties (in some cases up to 2% of the revenues of the fiscal year immediately precedent to the evaluation), restrictions to Eletrobras’ operations, intervention or termination of the concession, as per set forth above.

Eletrobras and/or its subsidiaries, according to the case, may contest any expropriation or forfeiture that might be established and they will be entitled to receive indemnification for its investments in the expropriated assets that have not been completely amortized or depreciated. However, such indemnification may not be sufficient to completely recover the investments performed by Eletrobras, which may cause a relevant adverse effect on its financial condition and operating income.

Eletrobras is subject to environmental laws and regulations as well as ones of health and safety at work, which may become more rigorous in the future and result in more liabilities and capital expenditures.

Eletrobras’ operations are subject to federal, state and municipal legislation on the environment and health and safety at work, as well as to the supervision by agencies of the Brazilian Government responsible for the implementation of these Acts. Among other things, such Acts require Eletrobras to obtain environmental permits for the construction of its facilities or installation and operation of new equipment required to its activities. Rules on these matters are complex and may be changed throughout the time, which may make the ability to comply with the requirements more difficult or even impossible, jeopardizing, thus, permanent or future operations of electric power generation, transmission and distribution.  There is a tendency for more requirements for health and safety at work in the Eletrobras’ industry. Moreover, individuals, non-governmental organizations and the public have certain rights to file lawsuits in order to obtain injunctions to suspend or cancel the licensing processes. Similarly, the agencies of the Brazilian Government may take measures to oblige Eletrobras to remedy any default in the compliance with the applicable laws. Such measures may include, but not limited to, enforcement of fines, revocation of permissions and suspension of operations. Those defaults may also result in criminal liability, regardless of the liability to perform environmental recovery and indemnify third parties for environmental damages. Eletrobras cannot precisely forecast the impact that the compliance with new normative of environment and health and safety at work, may cause on its activities. If Eletrobras does not guarantee appropriate permissions, its growth strategy may be significantly affected.

Environmental regulations require Eletrobras to perform studies for environmental impact on future projects and to obtain the regulatory permissions required.

Eletrobras is required to perform studies for environmental impacts and to obtain permissions for its current and future projects. Eletrobras cannot ensure that such studies about environmental impact will be approved by the Brazilian Government, that the public opposition will not result in delays and/or changes in any project proposed or that laws and regulations will not change or be interpreted in such a way that can adversely affect its operations or plans for the projects in which it has an investment. Eletrobras considers the worry about environmental protection as a growing tendency in the industry. Changes in environmental rules, or changes in the policy of compliance with existing environmental rules, may adversely affect the Eletrobras’ financial condition and the result of its operations as they will delay the implementation of electric power projects, increase expansion costs or subject Eletrobras to administrative fines for not complying with environmental rules.

i) Risks related to foreign countries in which Eletrobras operates

Not applicable, since Eletrobras’ activities and results are, for now, restricted to operations developed in Brazil.

4.2.      Prospects of decrease or increase in the exposure to risks:

Eletrobras constantly monitors the risks of its business that may adversely impact its operations and results, including changes in the macroeconomic and sector scenario that may influence its activities by analyzing indexes of prices and economic activities, as well as the electric power offer and demand. Eletrobras manages, in a conservative manner, its cash status and capital stock.

Control of Losses in Suppliers

Eletrobras is currently implementing a program for reduction of losses historically incurred by distribution companies. In general, in 2010, all distribution companies of Eletrobras System presented decrease in the percentage levels of losses on the electric power injected. The companies Distribuição Rondônia and Distribuição Piauí stood out because they had reductions above two percentage points.

In the beginning of 2011, Eletrobras obtained a loan with World Bank in the amount of US$ 495 million, to be directed to “Energia + Project”, or “Eletrobras Distribution Rehabilitation Project” (title given by World Bank), whose main purpose is to improve the quality of the services provided and contribute to the achievement and maintenance of the economic-financial balance of Distribution Companies of Eletrobrás. With funds provided by World Bank, the project will be extended to the other distribution companies, and actions of technological dimension will be performed, and it will be based on telemetering of consumption units with great participation in the turnover of each of the distribution companies.  This project is expected to promote the reduction of losses and contribute to the protection of approximately 64% of the operating revenue of distribution companies, in order to decrease risks linked to the Eletrobras’ distribution business.

Construction of New Projects

Eletrobras continuously seeks the expansion of its business through the construction of new developments and it currently participates or performs studies to participate in several projects, mainly regarding generation and transmission activities.

In the generation activities scope, among the indicative hydroelectric plants that are included in the expansion of offer of the 2019 Ten-Year Plan for Power Expansion (Plano Decenal de Expansão de Energia 2019 - PDE 2019), created by EPE/MME, Eletrobras System participates in the studies of 16 projects totaling 15,301 MW, equivalent to 82% of the capacity of all indicative hydroelectric plants included in the Plan.

Concerning transmission activities, during 2010, the companies of Eletrobras System participated in 3 transmission auctions, promoted by Aneel, competing with domestic and foreign investors and obtaining significant success by buying 10 of the 20 lots auctioned, comprising a total of 519 km of transmission lines, which represent around 34% of the total offered (1,511 km).

If the increase in the number of the Eletrobras’ projects under construction is confirmed, risks related to the construction, expansion and operation of facilities and equipment for electric power generation and transmission might increase.

International Expansion

Eletrobras has been currently seeking to identify and select growth opportunities in international markets. Historically, Eletrobras has concentrated its activities only in the Brazilian domestic market. However, in order to achieve sustainable growth, Eletrobras believes that it should select opportunities offered in certain international electricity markets. The Eletrobras’ international expansion will have as priority target the businesses in which Eletrobras has already developed more highlighted ability: hydroelectric generation and transmission. Investments will be developed through a combination of new projects, acquisitions and participations, as a method to reduce risks, and the priority markets will be those of South, Central and North America.

Despite Eletrobras is not currently subject to risks related to foreign countries, if the international projects that are currently being studied by Eletrobras are developed, Eletrobras will be exposed to risks inherent to those countries in which such projects may be developed.

4.3.    Legal, administrative and arbitral proceedings to which Eletrobras or its subsidiaries are parties, distinguishing among labor, tax and civil lawsuits and others: i) that are not under secrecy, and ii) are relevant to the Eletrobras’ or its subsidiaries’ business:

Eletrobras and its subsidiaries are parties to several lawsuits and administrative proceedings deriving from the normal cycle of their businesses, which include civil, tax and labor lawsuits, among others.

Eletrobras maintains provision in its balance sheets for losses deriving from lawsuits based on the estimated probability of such losses. The accounting practices adopted in Brazil, which are based on the Business Corporation Act, rules issued by CVM, accounting rules issued by IBRACON (Institute of Independent Auditors of Brazil) and resolutions of CFC (“BR_GAAP”), require Eletrobras to maintain reserves for probable losses and perform provision when, in the opinion of its Management and external lawyers, Eletrobras believes that an unfavorable judgment is likely to happen and the loss may be reasonable estimated.

In the closing date of the Financial Statements corresponding to the year ended December 31, 2010, Eletrobras presented the following provisions for contingent liabilities, per nature:

	PARENT COMPANY		CONSOLIDATED
Period (in R$ thousand)	Fiscal year ended December 31
	2010	2009	2010	2009
CURRENT
Labor	-	-	80,355	90,266
Tax	-	-	105,013	23,454
Civil	-	-	63,368	131,118
Others	-	-	8,844	7,870
	-	-	257,580	252,708
NON-CURRENT
Labor	6,130	6,130	814,248	719,869
Tax	-	-	177,294	190,046
Civil	1,284,437	1,311,445	2,672,024	2,449,066
Others	-	-	237,723	169,936
	1,290,567	1,317,575	3,901,289	3,528,917

Eletrobras and its subsidiaries are parties to several outstanding lawsuits in the legal scope, mainly in labor and civil scopes, which are in several stages of judgment.  The Eletrobras’ management, in compliance with Resolution CVM 489/2005, adopts the proceeding of classifying lawsuits filed against Eletrobras due to the loss risk, based on the opinion of its legal advisors, as follows:

▪  provisions are established for lawsuits whose negative judgment to Eletrobras is considered as likely;

▪  for lawsuits whose negative judgment to Eletrobras is considered as possible, corresponding information is disclosed in Explanatory Notes, and

▪  for lawsuits whose negative judgment to Eletrobras is considered as remote, only information that, at the management’s discretion, are judged relevant for the full understanding of the Accounting Statements are disclosed in Explanatory Notes.

Therefore, in order to face eventual losses, provisions for contingencies, listed above, are established. They are judged by the Eletrobras’ and its subsidiaries’ management, with the support of their legal advisors, as sufficient to cover eventual losses in lawsuits of any nature and had, in the year ended December 31, 2010, the following evolution:

In R$ thousand	PARENT COMPANY	CONSOLIDATED
Balance on 01.01.2009	1,416,818	4,073,118

Establishment of provisions	-	563,247
Reversion of provisions	(99,243)	(498,894)
Payments	-	(232,453)
Monetary Update	-	(123,394)
Balance on 12.31.2009	1,317,575	3,781,624

Establishment of provisions	-	674,074
Reversion of provisions	(27,008)	(251,330)
Payments	-	(59,930)
Monetary Update	-	14,431
Balance on 12.31.2010	1,290,567	4,158,869

Following are the most relevant legal and administrative proceedings to which Eletrobras and its subsidiaries are parties.  In the relevance evaluation, Eletrobras did not rely only on the capability of the process of significantly impacting its equity, financial capability or business, or those of its subsidiaries, and it also considered other factors that could influence the decision of the investing public, such as risks of images inherent to a certain Eletrobras’ practice or legal risks related to the discussion of the statutory clauses validity. Notwithstanding, Eletrobras’ Management understands that an unfavorable judgment to Eletrobras in those lawsuits would not cause image risks to Eletrobras.

CIVIL

In the Parent Company:

Eletrobras performs as defendant in a lawsuit filed by Associação Brasileira dos Consumidores de Água e Energia Elétrica – ASSOBRAEE (Brazilian Association of Water and Electricity Consumers) that undergoes in the 17th Federal Court – DF, whose object is the search for the use of the market value of the Eletrobras’ share as price of issuance of shares issued to pay Compulsory Loan credits, which are performed by using the share equity value. The amount of R$ 2,397.0 million was assigned, by the plaintiff, to such lawsuit, whereas in the evaluation of Eletrobras’ legal advisors, the loss risk of such petition is remote.

The Superior Court of Justice (STJ) has already pronounced its opinion about that issue, in trial performed under repetitive appeals, expressively declaring that the proceeding of conversion in shares by the equity value was correctly adopted by Eletrobras, which confirms the understanding that the risk of loss of the mentioned lawsuit should be considered remote.

Following are a brief description of the main terms of the mentioned lawsuit. Its relevance results from the high amount discussed.

CITIZEN SUIT
Lawsuit No. 200534000367464
a) court	17th Federal Court – DF
b) instance	2nd degree
c) date of filing	05/23/2007
d) parties to the proceeding	ELETROBRAS Vs. Associação Brasileira dos Consumidores de Água e Energia Elétrica - ASSOBRAEE (Plaintiff)
e) amounts, assets or rights involved	use of the market price of the Eletrobras’ share as price of issuance of shares issued to pay Compulsory Loan credits, which are performed by using the share equity value.
f) key facts

The judgment of first degree declared the lawsuit as extinct due to active illegitimacy of the plaintiff. The lawsuit is pending judgment of appeal filed by the plaintiff in the Federal Circuit Court of Appeals for the 1st Region.

g) likelihood of loss	Remote
h) impact in case of loss	The impact is due to the amounts discussed
i) provisioned amount	There is none.

In subsidiaries

In subsidiary Chesf

a)         Chesf is plaintiff of a lawsuit in which it requests the partial nullity statement of addendum (K-Factor of analytical price correction) to the contract of civil works of the Hydroelectric Plant Xingó, entered into with the Consortium composed by Companhia Brasileira de Projetos e Obras - CBPO, CONSTRAN S.A. - Construções e Comércio and Mendes Júnior Engenharia S. A., and the return of the amounts paid, for K-Factor purposes, in the amount of approximately R$ 350 million, in double refund.

The lawsuit was filed before the Federal Court, but the sentence issued by the Federal Circuit Court of Appeals for the 5th Region established its proceeding before the State Court of Pernambuco. The lawsuit filed by Chesf was deemed groundless. The counterclaim filed by the defendants was deemed grounded by the Judge of the 12th Civil Court of Recife, and the decision was maintained by the 2nd Civil Chamber of the Court of Pernambuco.

Chesf and the Federal Government, its assistant in that lawsuit, filed special and extraordinary appeals, discussing the judgment on the main deed and rendered judgments that can result in the lawsuit cancellation. The Superior Court of Justice, in August 2010, upheld one of those special appeals filed by Chesf and reduced the amount of the lawsuit, which implies substantial reduction in the fees to be eventually paid in the main lawsuit. The same STJ dismissed the other special appeals filed by Chesf and Federal Government, and maintained, thus, the judgment of the Court of Pernambuco, which deemed the declaratory lawsuit filed by Chesf groundless and deemed the counterclaim filed by the defendants grounded. In that trial, STJ substantially decreased the conviction in fees. The parties have not been summoned of those decisions yet, against which there is still the possibility of filing appeals.

In November 1998, the defendants filed request of provisory execution of the decision, in the amount of R$ 245 million and the lawsuit was suspended under determination of the Chief Justice of STJ (PET 1621).  That injunction was object of Regulatory Appeal by the Consortium, which was judged on 06/24/2002 and the injunction, previously granted by the Chief Justice of STJ, was unanimously maintained, thus, the possibility of execution of the amounts resulting from the lawsuit, before it became final and unappealable, was remote.

Posteriorly, the defendants filed decision settlement proceeding with the Judge of the 12th Civil Court of Recife, with the purpose of assessing the current amount of the conviction, if all appeals of Chesf and Federal Government are overruled.

In the judgment of that proceeding for settlement, the Judge of the 12th Civil Court recognized that the jurisdiction to judge the lawsuit is the Federal Court and considered the presence of the Federal Government as a party interested in the proceeding. Unsatisfied with such judgment, Xingó Consortium filed interlocutory appeal and the Court of Pernambuco changed such decision and determined that the jurisdiction to judge the settlement proceeding is the State Court. Against such decision by the Court of Pernambuco, special and extraordinary appeals were filed by Chesf and Federal Federal Government, and they are waiting for the judgment.

Posteriorly, the Deputy Judge of the 12th Civil Court of Recife issued sentence judging the settlement proceeding and establishing the conviction amount in R$ 842,469 and Chesf filed, against this decision, the appropriate amendments of judgment, considering that the sentence did not express itself over the several pleas filed by Chesf around the expert report offered by the expert of the court.

Judging those amendments of judgment, the Judge of the 12th Civil Court extinguished the settlement proceeding, because he considered that the matter was still sub judice in STJ; against such decision Xingó Consortium filed interlocutory appeal with the Court of Pernambuco, and it is waiting for the judgment.

Management, based on the opinion of its legal advisors and on computations that took into consideration the suspension of payments of the installments related to the K-Factor and their respective monetary updates, maintains provision registration, in the Non-Current Liabilities, whose amount updated on 12/31/2010 is R$ 427,193 million, for eventual losses deriving from this matter.  Such provision corresponds to the partial disallowance of K-Factor between July 1990 and December 1993, in compliance with Act No. 8.030/1990, and total suspension of the K-Factor payment, from January 1994 to January 1996, in the Chesf’ understanding.

There is no term forecast for the conclusion of this dispute. The lawyer Sávio Tigre Leão, Legal Advisor of Chesf, performs the follow-up of that lawsuit.

Following are a brief description of the main terms of the mentioned lawsuit.

Civil Lawsuit
Lawsuit No. RESP 726446/PE
a) court	SUPERIOR COURT OF JUSTICE
b) instance	2nd PANEL
c) date of filing	04/26/1994
d) parties to the proceeding	XINGÓ CONSORTIUM Vs. COMPANHIA HIDRO ELÉTRICA DO SÃO FRANCISCO - CHESF
e) amounts, assets or rights involved	INTENTION OF XINGÓ CONSORTIUM: R$ 1.8 billion
f) key facts	JUDGMENT CONCLUDED IN STJ. PUBLICATION OF COURT RULINGS IS EXPECTED.
g) likelihood of loss	Likely
h) impact in case of loss

Eletrobras believes that an unfavorable decision neither would significantly impact the Eletrobras’ financial or equity capability, or its businesses, nor would influence the decision of the investing public.

i) provisioned amount	R$ 427,193,000.00

b)         B. Eletrobras Chesf is also involved in an Indemnification Lawsuit of 14,000 ha of land in Fazenda Aldeia, filed in the District Court of Sento Sé, Bahia, for the Estate of Aderson Moura de Souza and spouse (Lawsuit 0085/1993). The claim, which convicts Chesf in the amount of R$ 50.0 million, corresponding to principal plus interests and indexation, was upheld by the Sentence of first degree. On December 31, 2008, Chesf had filed appeal to the Court of Bahia. On March 31, 2009, the proceeding was transferred to the Federal Court due to absolute disability of the Judge. It means that all decision-making acts are void, and a new proceeding must be started, this time in the Federal Court.  On September 30, 2009, Chesf had not been notified under the redistribution of the proceedings. Appeal was partly evaluated in session of the Federal Circuit Court of Appeals for the 1st Region, which was suspended due to a request to view the file. Chesf has in its non-current liabilities provision for bearing eventual loss in such Lawsuit in the amount of R$ 50,000 thousand.

Following are a brief description of the main terms of the mentioned lawsuit.

Indemnification Lawsuit
Lawsuit No. 20090199013048-5
a) court	State Lawsuit
b) instance	2nd Instance – COURT OF BAHIA
c) date of filing	12/07/1993
d) parties to the proceeding	Company (Defendant): CHESF Vs. Plaintiff: Aderson Moura Souza and Eliza Teixeira Moura
e) amounts, assets or rights involved	Indemnification of 14,000 ha of land in Fazenda Aldeia, Sento Sé – BA.
f) key facts

The claim, which convicts Chesf in the amount of R$ 50.0 million, corresponding to principal plus interests and indexation, was upheld by the Sentence of first degree.

12/31/2008 – Chesf filed appeal to the Court of Bahia;

12/31/2009 – The proceeding was transferred to the Federal Court due to absolute disability of the Judge, which implies the nullity of all decision-making acts and a new proceeding must be started in the Federal Court; and

09/30/2009 - Chesf had not been notified under the redistribution of the proceedings.

12/31/2010 – Judgment of the Appeal was pending.

g) likelihood of loss	Likely
h) impact in case of loss

Eletrobras believes that an unfavorable decision neither would significantly impact the Eletrobras’ financial or equity capability or its businesses, nor would influence the decision of the investing public.

i) provisioned amount	R$ 50,000,000.00

c)         Two indemnification lawsuits filed by the Consortium composed by the companies CBPO/CONSTRAN/Mendes Júnior, which request the conviction of Chesf and the payment of additional financial compensation, due to the delay in the payment of invoices of the contract related to the Hydroelectric Plant Xingó. One of them was filed on June 08, 1999, for invoices issued from April 30, 1990 on, and the other one was filed on May 31, 2000, for invoices issued up to that date. In the mentioned lawsuits, plaintiffs have prepared generic requests, just to appoint the existence of an alleged right to financial compensation, sending assessment of the amounts to the settlement of the sentence.

Chesf contested the lawsuits and requested that the Federal Union was admitted in the proceedings, with the referral of the proceedings to one of the Federal Courts of Pernambuco.  The Consortium filed petition that mentioned the request of admission of the Federal Government in the proceedings.

After the presentation of the expertise and additional clarifications, a hearing was held in August 2005, which determined the presentation of final reasons up to October 17, 2005.  Posteriorly, the lawsuit was deemed grounded and Chesf was convicted to pay to plaintiffs the amount of R$ 23,766 million, at prices of September 2004 (R$ 51,568 million, according to Chesf’s computations, on March 31, 2010).  Against such judgment, Chesf filed appeal to be judged by the Court of Pernambuco.

In the Court of Pernambuco, the Reporting Judge issued judgment declaring the sentence nullity, as it has been issued by incapable Judge, due to the Federal Government’s intervention in the proceeding, and determined the submission of the proceedings to the Federal Court.

In the Federal Court, the proceeding was distributed to the 5th Federal Court. The Judge issued sentence overruling the claim of the Federal Government to intervene in the proceeding, and consequently, he determined the submission of the proceedings to the State Court.  The proceeding is in appeal filing stage by the Federal Government. The likelihood of loss of those lawsuits is classified as possible.

d)         Citizen Suit filed against Chesf by the Associação Comunitária do Povoado do Cabeço e Adjacências (Community Association of Cabeço Village and Surroundings), in the State of Sergipe, in the amount of R$ 100.0 million, before the 2nd Federal Court of Sergipe, has the purpose of obtaining financial compensation due to alleged environmental damages caused to Cabeço’s fishermen, downstream of the Hydroelectric Plant Xingó and caused by the construction of this Plant.

The lawsuit was filed in the Federal Court, on June 27, 2002, and contested within the legal period. After a sequence of procedural incidents, which have affected neither the reason nor the claim, the competent judge determined, on August 31, 2005, the inclusion of IBAMA, IMA-AL, CRA-BA, Federal Government and ADEMA-SE in the passive pole of the proceeding, and he imposed the citation of these entities.

On September 30, 2005, the fulfillment of the citation writs was pending. On September 30, 2006, proceedings were final to the Judge, after the attachment of the power of attorney of the new patrons of Chesf. On December 31, 2006, the proceeding was suspended by order of the Judge and was pending trial for interlocutory appeal filed by the plaintiff with the Federal Circuit Court of Appeals for the 5th Region. It has not been judged yet. The joint parties Chesf (Federal Government, IBAMA, IMA-AL, CRA-BA and ADEMA-SE) have already been referenced to. On September 12, 2007, the judge pronounced the order as follows: “Wait for information of the final judgment of the interlocutory appeal, Chesf must communicate”. Considering that the interlocutory appeal filed by Chesf was overruled, this Company interposed amendments of judgment against this sentence, which were pending trial on March 31, 2008.

On the other hand, in the District Court of Brejo Grande/SE, there was also a citizen suit filed against Chesf by the Associação Comunitária do Povoado do Cabeço e Saramém (Community Association of Cabeço and Saramém Villages), to which the amount of R$ 100,000 was assigned with the same purposes of the previously mentioned lawsuit. However, such lawsuit is abandoned by the plaintiff since February 2005. The last procedural activity occurred in November 2007, when the judge determined the summons of the Public Prosecutor to rule on the proceeding. On March 31, 2008, the proceeding remained still and without manifestation of the Public Prosecutor. On June 30, 2008, the judge of the District Court of Brejo Grande had issued sentence recognizing the disability of the state court in judging the proceeding, determining the referral of the proceedings to the Federal Court. On September 30, 2008, proceedings were under review by IBAMA. On December 31, 2008, the devolution of the proceedings by IBAMA was pending. On February 19, 2009, that lawsuit, which had been submitted, by jurisdiction, to the Federal Court, was deemed procedurally connected with the other lawsuit of similar aspect that were already judged therein - transcribed in the beginning –, both being judged together from that date.

On June 13, 2008, order of the judge was published, determining the citation of the Federal Government and IBAMA, as well as the summons of the plaintiff to speak on the claim terms. On September 30, 2008, proceedings were under review by IBAMA. On December 31, 2008, conciliation hearing, scheduled for February 19, 2009, was pending. Since no conciliation occurred at the hearing of February 19, 2009, the judge determined new arrangements for the continuation of the proceeding. At that hearing, the judge took note of the existence of lawsuit with similar purpose, which was being judged in the Civil Court of the District of Brejo Grande/SE and that had been referred, by jurisdiction, to the Federal Court and distributed to its jurisdiction. Due to this fact, the judge decided to recognize the procedural connection between the two proceedings and, from that date on, both started to be judged together. The date of May 14, 2009 was, then, settled for a new hearing to be held with the purpose of deciding on the nature of the procedural evidence to be taken, including execution of forensics. At that hearing, the judge established the deadline of 3 months for the parties to submit requests to the forensics. The date of 09/15/2009 was settled for a hearing to be held with the purpose of delimitating forensics object. Chesf was requested to submit, with this purpose, draft of Term of Reference.  That document has been created by the Company’s technicians, together with its third-party lawyers. On September 30, 2009, the judge presiding the proceeding had postponed the hearing scheduled for September 15, 2009 to October 22, 2009. At that hearing, the judge settled a new date for March 02, 2010, with the purpose of designating the expert of the judgment and establishing a deadline for the performance of the forensics.

On July 2010, sentence inverting evidence burdens and financial burdens to its performance, determining that the forensics cost is borne by Chesf, was published. Interlocutory appeal was filed against the decision that inverted the evidence burdens and financial burdens.

On August 2010, the Reporting Associate Judge Francisco Barros Dias published order converting the interlocutory appeal into a request for future interlocutory appeal and determining submission of the proceedings to the source court, where on August 03, 2010 the judge of the 2nd Court of JF/SE published order that maintained the decision appealed by his own grounds and determined a term of 90 (ninety) days for the eventual attribution of suspensory effect by the High Regional Labor Court for the 5th Region.

On August 09, 2010, Amendments of Judgment were filed against the sentence that converted Interlocutory Appeal into Request for Future Interlocutory Appeal. In September 2010, order was published dismissing the Amendments of Judgment filed by Chesf. Legal Appeal was Filed against the sentence that converted the Request for Future Interlocutory Appeal. On October 18, 2010, Fed. Reporting Associate Judge published sentence receiving the Legal Appeal filed as plea of reconsideration and overruling.  On December 31, 2010 the mentioned appeal was pending judgment in the Federal Circuit Court of Appeals.

Supported by evaluation of the lawyers that defend Chesf's lawsuits, the Management’s expectation on the possibility of loss of those lawsuits is possible.

e)         Despite being considered by the managers, supported by Chesf’s legal advisors, as remote risk of loss, there is an outstanding collection lawsuit filed by Construtora Mendes Júnior S.A., hired for the construction of the Hydroelectric Plant Itaparica, due to alleged financial losses resulting from the delay in the invoices payment by Chesf.

The mentioned Collection Lawsuit is based on the Declaratory Lawsuit judged grounded for the purpose of declaring the existence of a credit relationship of Mendes Júnior with Chesf, ensuring financial compensation.

In such collection lawsuit, Construtora Mendes Júnior S.A. obtained sentence of the Judge of the 4th Civil Court, posteriorly overruled, which convicted Chesf to pay the amount that, including legal fees and indexation up to August 1996, computed according to the criterion established by the judge – would be around R$ 7 billion on December 31, 2009, not updated since August 1996.

After sentence of the Superior Court of Justice of not knowing special appeal filed by Construtora Mendes Júnior, and confirming sentence of the 2nd Civil Chamber of the Court of Pernambuco, which overruled the sentence and also determined the redistribution of the proceeding to one of the Federal Courts of Pernambuco, the proceeding was referred to the 12th Federal Court, so that, a new forensics could be performed and a new sentence pronounced.

The Forensics was presented. The Expert, answering the request of Chesf, declared that “it is impossible, by analyzing the accounting registrations of Mendes Júnior, to affirm that it has risen, within the periods when there were delays in the invoices payment, funds in the financial market, specifically, to finance the construction of Itaparica”.  This answer was confirmed by analysis performed by the Technical Assistant of Chesf, who included a detailed examination of the Mendes Júnior’s financial statements. Based on these results, Chesf requested the total groundlessness of the lawsuit.

The Federal Public Prosecutor presented demonstration with request for nullity statement of the entire proceeding. And, essentially, it requested the groundlessness of the lawsuit.

The lawsuit was partly judged grounded, through sentence published on March 8, 2008.

Against the sentence, Mendes Júnior submitted amendments of judgment requesting that the report prepared by the Official Expert was accepted, in its integrality. The Federal Public Prosecutor submitted amendments of judgment requesting that the lawsuit was judged entirely groundless. The amendments of Mendes Júnior and the Federal Public Prosecutor were overruled by the Honorable Judge of the 12th Federal Court.

Chesf and the Federal Government presented amendments of judgement, which were accepted by the Honorable Judge, through decision that clarified some points of the sentence, related to the assessment of the eventual debt of Chest with Mendes Júnior. The sentence declared that in the assessment of the eventual debt of Chesf with Mendes Júnior, all and any payments of the principal, as well as any financial compensations paid by Chesf, in compliance with the contract, must be deducted.

Against that sentence, Chesf submitted an appeal, in which it requested the total groundlessness of the lawsuit; specially considering that, in such collection lawsuit, in order to justify some kind of financial compensation, in compliance with the decision pronounced in the Declaratory Lawsuit previously filed, Mendes Júnior was liable for proving that it had raised funds specially to finance the construction of Itaparica, due to the delay of the payment of some invoices by Chesf; and that the financial expenses that it had, with such funds raising, had been higher than the total additions paid by Chesf, due to those delays.  On December 31, 2008, Federal Government, Chesf and the construction company Mendes Júnior, had already filed appeal and the term for the Public Prosecutor to speak on the sentence was in progress. The Public Prosecutor issued a favorable opinion about the acceptance of the Chesf’s appeal.

The appeals were placed on the agenda for trial, on May 07, 2009, by the 1st Panel of the Federal Circuit Court of Appeals, but due to the lack of the required quorum, such trial was postponed for May 14, 2009. However, the proceeding was withdrawn from discussion because the Associate Judge requested to review the proceedings. The proceeding was in this situation on December 31, 2009.

In session held on October 25, 2010, the Federal Circuit Court of Appeals for the 5th Region upheld the appeals filed by Chesf, Federal Government and Federal Public Prosecutor, and judged the mentioned lawsuit groundless. There is information about the filing of special and extraordinary appeals by Construtora Mendes Júnior and by Federal Government, although Chest has not been summoned yet to present counterclaims to those appeals.

On December 31, 2010, the filing of eventual appeals by the construction company Mendes Júnior was pending.

Considering the sentence of the Federal Circuit Court of Appeals for the 5th Region, Chesf considers the loss risk of that lawsuit remote.

f) Common civil lawsuit filed by AES – Sul Distribuidora Gaúcha de Energia (proc. 2002.34.00.026509-0 –15th Federal Court-DF) focusing on the accounting and settlement by ANEEL of the market transactions, related to the positive exposure (income) verified due to the non-preference for the relief (insurance) performed in December 2000. Interlocutory sentence issued in the preparation of the Interlocutory Appeal of AES SUL  (Lawsuit 2002.01.00.040870-5) filed against ANEEL, resulted in the debt of approximately R$ 110 million to be paid up to November 07, 2008.

In order to suspend the debt enforceability, the following legal arrangements were adopted at that time (from November 3 to November 7, 2008):  1) filing of Petition for a Stay of Injunction in the Superior Court of Justice; 2) application for Injunction with the Court of Distrito Federal - TJDE; 3) filing of petition pleading the introduction of Chesf in the proceeding, as needed passive joint party. The proceedings 2 and 3 were accepted, with the consequent reversal of the injunction and stay of the debt at issue. Chesf entered in the dispute as a needed passive joint party and contested the lawsuit. Specification of evidences is pending. Status is unchanged on December 31, 2010.

LABOR

Labor lawsuits filed against Eletrobras and its subsidiaries:

On December 31, 2009, Eletrobras and its subsidiaries were parties to several lawsuits regarding labor and accidents at work, involving the total amount at issue of R$ 129 million. None of them is individually considered relevant to the operation of Eletrobras' activities.  In general, labor lawsuits are related to lawsuits for salary equalization, classification, overtime, supplementary retirement remuneration, hazard allowance, severance payments of third party employees, rescissory lawsuits. Eletrobras believes that, although the number of labor lawsuits is high, no lawsuit individually considered is relevant enough to adversely and significantly impact its incomes.

In the Parent Company:

There is no individually relevant labor lawsuit filed against Eletrobras.  Eletrobras maintains provision in the amount of R$ 6.1 million for eventual losses in several labor lawsuits, whose probability of loss is likely, according to the legal advisors’ evaluation.

In subsidiaries:

In the subsidiary Furnas:

a)         Collective bargaining month of engineers

Labor lawsuits filed by the Union of Engineers of Rio de Janeiro in order to retrieve differences in salary related to the change in collective bargaining month of engineers. Currently, the proceeding is in settlement stage, whose amount estimated and accounted for is R$ 32.27 million, with likely probability of loss.

b)         Health Hazard

Several legal lawsuits, in which hazard pay benefits are pleaded, understanding that the total instead of proportional percentage must be granted to all employees that work in activities subject to electrical risk. The amount estimated to cover eventual losses judged likely to happen by legal advisors, on December 31, 2010, is R$ 82.1 million.

c)         Supplementary Retirement Remuneration

Amount of R$ 61.9 million related to the supplementary retirement remuneration deriving from parity proceedings with active employees.

d)         Several lawsuits

Several labor lawsuits, filed against Eletrobras, to which, on December 31, 2010, provisions in the amount of R$ 268.908 million (December 31, 2009 – R$ 162.8 million) are maintained to the outstanding proceedings judged as likely loss probability.

In the subsidiary Chesf:

a)         Lawsuit in progress in the Regional Labor Court of the State of Bahia, filed by the Union of Electricity Service Workers of the State of Bahia in order to request the payment of difference in salary due to the incidence of the Additional of the Decree-Law No. 1971 – ADL and the Annual Bonus of Health Hazard, in the estimated amount of R$ 7.5 million, to employees of Paulo Afonso Regional Management.  Chesf filed Interlocutory Appeal in Appeal for Review to the Superior Labor Court – TST, which was overruled. The proceeding was final and unappealable and Chesf was convicted. The execution stage was started and R$ 3.7 million was paid to a significant part of the employees and R$ 3.8 million was expected to be paid.  On March 31, 2009, the execution was started, whose credit was partly appealed. On September 30, 2009, the proceeding was in possession of the accounting expert of the Court for posterior judgement of the stays of execution focusing on the debt adjustment.  On December 31, 2009, the Stays of Execution were deemed groundless and Chesf filed Interlocutory Appeal to the Regional Labor Court for the 5th Region. On October 2010, the Court dismissed the Chesf’s Appeal Against Judgment, with the referral of the License to the complainant on December 2010. Chesf has in its non-current liabilities provision for bearing payments related to such Lawsuit in the amount of R$ 13.3 million.

Following are a brief description of the main terms of the mentioned lawsuit:

Labor Lawsuit
Lawsuit No. 0007420043710500-2
a) court	Labor
b) instance	2nd Instance – Regional Labor Court – 5th Region
c) date of filing	01/22/2004
d) parties to the proceeding	Company (Defendant): CHESF Vs. Plaintiff(s): Union of Electricity Service Workers of BA
e) amounts, assets or rights involved	R$ 13,232,048.80
f) key facts	Execution – Interlocutory Appeal to Regional Labor Court – 5th Region
g) likelihood of loss	Likely
h) impact in case of loss

Eletrobras believes that an unfavorable decision neither would significantly impact the Eletrobras’ financial or equity capability, or its businesses, nor would influence the decision of the investing public.

i) provisioned amount	R$ 13,347,000.00

b)         Lawsuit filed in the 4th Labor Court of Recife – PE, by Union of Workers of the Urban Industries of the State of Pernambuco, Urban industry workers in replacement of 460 employees allocated in Recife – PE, requesting the incidence of the hazard pay allowance over all allowances of wage nature, in the amount of R$ 4.0 million.  The Judge of the First Instance excluded from the dispute, due to collateral estoppel or judicial estoppel, around 300 of the substitutes and also judged the lawsuit groundless on the merit.  The union filed Appeal, in the Regional Labor Court for the 6th Region, which was upheld. On June 30, 2008, forensics for settlement was concluded, and the amount of R$ 3.3 million was assessed. According to Chesf’s legal advisors’ computations such debt amount was R$ 2.9 million, whose difference was object of impugnment in stays of execution filed by Chesf, focusing on the debt adjustment, which were partly accepted.  The Amendments of Judgment filed by the Plaintiff were dismissed. On December 31, 2010 the Appeal filed by the Complainants was pending trial by the court. Chesf has in its non-current liabilities provision for bearing payments related to such Lawsuit in the amount of R$ 4.6 million.

Following are a brief description of the main terms of the mentioned lawsuit:

Labor Lawsuit
Lawsuit No. 0147320050040600-0
a) court	Labor
b) instance	1st Instance
c) date of filing	10/03/2005
d) parties to the proceeding	Company (Defendant): CHESF Vs. Plaintiff(s): Union of Urban Industries Workers of PE
e) amounts, assets or rights involved	R$ 4,582,996.24
f) key facts	Execution – Pending judgement of the Stays of Execution
g) likelihood of loss	Likely
h) impact in case of loss

Eletrobras believes that an unfavorable decision neither would significantly impact the Eletrobras’ financial or equity capability, or its businesses, nor would influence the decision of the investing public.

i) provisioned amount	R$ 4,582,996.24

In the subsidiary Distribuição Alagoas (CEAL):

The Union of Workers in Urban Industries in the State of Alagoas, as a procedural substitute, filed labor claim in benefit of the employees of Companhia Energética de Alagoas – CEAL (currently, Distribuição Alagoas), in order to receive alleged differences in salary occurred due to the implementation of the called “Plano Bresser” (Bresser Plan).

The claim was supported by the High Second Board of Mediation and Judgement of Maceió-AL, and the sentence was confirmed by the Regional Labor Court for the 19th Region, transiting in rem judicatam.

In the sentence execution, the Judge of the 2nd Labor Court of Maceió understood, at that time, that there should not be limitation to the collective bargaining month of the category, which would extraordinarily encumber the execution.

The evaluation of loss risk is possible, given the judgement of the limitation to the collective bargaining month of the category will occur with the continuation of the execution, since, according to the Jurisprudential Guidance (OJ)/Superior Labor Court (Individual Labor Disputes Section – SDI I) No. 262, "the limitation to the collective bargaining month of the category does not offend the judicial estoppel, during the execution stage, of the conviction to the payment of differences in salaries deriving from economic plans.”

Union filed a pre-execution objection in the execution proceedings pleading the recognition of the nullity of the sentence pronounced by the Judge of the 2nd Labor Court of Maceió, which makes the sentence unfavorable to Distribuição Alagoas to be recognized as invalid.

TAX

In the Parent Company:

On December 31, 2010, Eletrobras and its subsidiaries were parties to several administrative and legal proceedings of tax nature, involving the total amount at issue of approximately R$ 444 million, and none of those lawsuits is considered relevant to the operation of Eletrobras’ activities in the date of this Reference Form.  Eletrobras was party to other tax lawsuits from the normal course of its business, in which Eletrobras understands that there is no amount involved that could adversely and significantly impact its results.  Eletrobras emphasizes that it maintains, regarding tax proceedings with likely loss risk, provisions totaling R$ 60.1 million for eventual contingencies mentioned in those proceedings.

In subsidiaries

In the subsidiary Furnas:

Notices of Violation – FINSOCIAL (Welfare Investment Fund), COFINS (Contribution to Social Security Funding) and PASEP (Public Servant Fund)

a)         On May 03, 2001, Company received notices of violation related to Finsocial, Cofins and Pasep in the up-to-date amount of R$ 1,098.9 million (R$ 791.8 historical million), as a result of exclusions in the related computation bases, of revenues related to the power transfer and transport of ITAIPU, for a 10-year period. Such notices of violation supervened the other ones issued in 1999, for a 5-year period of inspection, in the amount of R$ 615.1 million, which have been object of adherence to Refis (Tax Recovery Program), on March 1st, 2000, and transferred, on July 31, 2003, to Paes (Special Payment in Installments).

On June 12, 2008, with the Binding Abridgement No. 8 issued by the Federal Supreme Court, the collection of the notices of violation was reduced to 5 (five) years, thus, the up-to-date amount of R$ 1,098.9 million became R$ 241.4 million, which were not provisioned considering that the risk was evaluated as possible.

b)         Chesf, based on the disclosure of the last decisions of the Internal Revenue Service, has established provision for tax risks, in the total amount of R$ 89.3 million, related to Pasep/Cofins incurring on the exclusions of computation bases of RGR for the periods from October 1995 to September 2000 and from October 2005 to March 2007.  The difference of R$ 195.2 million is related to other exclusions of the mentioned computation bases, still in judgement stage, in which Furnas has chances of success, according to the understanding of its legal department.

In the Subsidiary Cepisa:

The Treasury Department of the State of Piauí – SEFAZ filed a lawsuit of inspection against Cepisa related to tax proceedings adopted in the entry and assessment of the State VAT – ICMS for the period from January 2001 to December 2007, and fourteen notices of violation were entered against Cepisa in the amount of R$ 70.4 million.  Supported by the Cepisa’s legal advisors’ evaluation, such amount was not provisioned, as it was considered, regarding loss probability, as possible loss.

In the Subsidiary Eletronuclear:

Among lawsuits of possible causes is the tax foreclosure lawsuit filed by the State of Rio de Janeiro in 2009, whose purpose is the credit of ICMS – State VAT supposedly incurring on goods import and improperly performed by the Company. The amount at issue was R$ 47.5 million.

4.4.    Non-confidential legal, administrative and arbitral proceedings, to which Eletrobras and its subsidiaries are parties and whose opposing parties are managers or former managers, controlling shareholders or former controlling shareholders or investors of Eletrobras or its subsidiaries:

On December 31, 2010, there was no non-confidential legal, administrative and arbitral proceeding to which Eletrobras and its subsidiaries are parties and whose opposing parties are managers or former managers, controlling shareholders or former controlling shareholders or investors of Eletrobras or its controlling shareholders.

4.5.    Impacts in the event of loss and amounts involved in relevant confidential proceedings to which Eletrobras or its subsidiaries are parties:

On December 31, 2010, Eletrobras and its subsidiaries were not parties to confidential proceedings that have not been disclosed in sections 4.3 and 4.4 of this Reference Form.

4.6.    Repetitive and related legal, administrative and arbitral proceedings, based on similar legal causes and events, to which Eletrobras or its subsidiaries are parties, which are not confidential and together are relevant to their businesses, distinguishing them among labor, tax, civil and others:

CIVIL

In the Parent Company:

The provision for civil contingencies, in the parent company, in the amount of R$ 1.28 billion (December 31, 2009 – R$ 1.31 billion), corresponds to lawsuits that have the purpose of applying, to book-entry credits of the Compulsory Loan constituted since 1978, monetary update criteria different from those set forth in the specific Legislation.

Such lawsuits differ from those filed with the purpose of obtaining the redemption of currently unenforceable Bearer Securities issued due to the Compulsory Loan.

Lawsuits that were object of provision contest the computation method of monetary update established by the legislation that governs the Compulsory Loan, used to update credits constituted since 1978. Such credits were totally paid by Eletrobras through conversions into shares occurred through the 72nd, 82nd and 142nd Extraordinary General Meetings of Eletrobras.

Currently, there are approximately 2,422 lawsuits with that purpose being judged in several instances and the Eletrobras’ management, supported by the evaluation of its legal advisors, estimates between eight and ten years, the average time for the definitive solution for the knowledge proceedings in progress.

On trial occurred on August 12, 2009, concerning Compulsory Loan credits, the appeals filed by Eletrobras were partly upheld by the Superior Court of Justice, when the credits of the 1st and 2nd conversions were prescribed.  The Selic (Special Settlement and Custody System) rate on the principal, incurring interests only from the citation date on, was also considered non-applicable. The conversion of the mentioned credits by the share equity value was confirmed.

Due to that trial, the computation premises considered in the determination of the provision amount were reviewed taking into consideration impacts of legal and methodological aspects deriving from the sentence.  Thus, the Eletrobras’ management recognizes a provision in the amount of R$ 1.3 billion, corresponding to 100% of the amount of the expected losses.

As an example, following are an individualized description of one of the lawsuits related to the aforementioned subject. Such lawsuit was selected in order to exemplify the aforementioned lawsuits, considering the similarity of those proceedings, only with the purpose of illustrating the main terms and conditions of lawsuits. Eletrobras considers such proceedings as relevant only due to a correlative matter in several different proceedings, with a substantial total amount:

Declaratory Lawsuit
Lawsuit No. 63726020104013100
a) court	2nd FEDERAL COURT OF MACAPÁ
b) instance	FIRST INSTANCE – FEDERAL COURT
c) date of filing	06/29/2010
d) parties to the proceeding	Party Plaintiff: COMÉRCIO E INDÚSTRIA ATLÂNTICO LTDA Vs. Party Defendant: ELETROBRAS
e) amounts, assets or rights involved	Differences in the indexation on the return of Compulsory Loan credits
f) key facts	The party Plaintiff generically requests the payment of differences in the indexation deriving from the Compulsory Loan.
g) likelihood of loss	Likely
h) impact in case of loss	The impact is considered due to the amount at issue.
i) provisioned amount	R$ 9,335,650.00

Eletrobras is also party to several other lawsuits whose purpose is the redemption of Bearer Securities issued by Eletrobras as a result of the compulsory loan collected in the years from 1964 to 1976. Such Securities are unenforceable due to provision set forth in the 4th article, paragraph 11 of Act 4.156/1962 and 1st article of Decree 20.910/1932.

Thus, the Eletrobras’ management, supported by the evaluation of its legal advisors, concludes that the loss likelihood, by Eletrobras, in lawsuits that have that purpose is remote, because the jurisprudence has confirmed the prescription of the right to the pleading of the redemption of Securities issued due to the Compulsory Loan and the consequent unenforceability of those Securities.

As an example, following are an individualized description of one of the lawsuits related to the aforementioned subject. Such lawsuit was selected in order to exemplify the aforementioned lawsuits, considering the similarity of those proceedings, only with the purpose of illustrating the main terms and conditions of lawsuits. Eletrobras considers such proceedings as relevant only due to the high amount at issue.

CIVIL LAWSUIT
Lawsuit No. 9200635342
a) court	2nd FEDERAL COURT OF RIO DE JANEIRO
b) instance	SUPERIOR COURT OF JUSTICE
c) date of filing	08/24/1993
d) parties to the proceeding	ELETROBRAS Vs. AD LIDER EMBALAGENS S/A
e) amounts, assets or rights involved	Redemption of Bearer Securities issued Eletrobras due to the compulsory loan collected in the years between 1964 and 1976.
f) key facts

The first degree sentence declared the plaintiff’s pleading overruled and the Securities that the plaintiff intended to redeem prescribed. The proceeding is pending trial of Special Appeal filed by the plaintiff, in progress in the Superior Court of Justice.

g) likelihood of loss	Remote.
h) impact in case of loss	The impact is considered due to the amount at issue.
i) provisioned amount	There is none.

In subsidiaries:

In the Subsidiary Eletrobras CGTEE:

Civil contingencies mainly regarding amounts related to disputes with suppliers whose loss is estimated as likely by the Eletrobras’ legal department and to which there is provision of R$ 3.692 million, on December 31, 2010 (December 31, 2009 – R$ 3.7 million).

In the Subsidiary Eletronorte:

Several lawsuits of indemnities for financial losses, due to delays in the payment to suppliers and expropriation of areas flooded by reservoirs of hydroelectric plants.  The estimated amount of loss, classified as likely, is R$ 553.3 million.

As an example, following are an individualized description of one of the lawsuits related to the aforementioned subject. Such lawsuit was selected in order to exemplify the aforementioned lawsuits, considering the similarity of those proceedings, only with the purpose of illustrating the main terms and conditions of lawsuits. Eletrobras believes that an unfavorable decision neither would significantly impact the Eletrobras’ financial or equity capability, or its businesses, nor would influence the decision of the investing public.

Sentence Execution
Lawsuit No. 2006.01.1.097953-3
a) court	9th Civil Court of Brasília
b) instance	1st Instance
c) date of filing	05/09/1997
d) parties to the proceeding	Eletrobras (Defendant) Vs. Sondotécnica Engenharia de Solos S.A. (Plaintiff)
e) amounts, assets or rights involved	Breach of Contract with Late Fine
f) key facts

Two contracts were entered into between Sondoténica and Eletronorte regarding the works of Hydroelectric Plants of Samuel/Rondônia and Manso/Mato Grosso. From a certain moment, Eletronorte stopped paying for the services. After some years without being compensated and having the obligation to render services, the plaintiff states that it was obliged, due to its financial status, to accept the payment conditions enforced by Eletronorte. Thus, the plaintiff signed a “Consolidation Instrument” in which Eletronorte recognized the debt in the amount of CR$ 1,019,931,331.63, which should be quarterly paid in 32 successive equal installments. 32 promissory notes in the amount of the debt installments were given, plus 32 promissory notes in the amount of the interests. However, on 12/31/1994 Eletronorte stopped paying the promissory notes scheduled for that month and, then, the plaintiff, as per set forth in the agreement, declared the debt anticipated maturity and notified Eletronorte to perform the payment of the remaining total amount of the debt plus indexation, interests in arrears and cashing-in penalty. However, the company continued to pay the notes at their original amounts and posteriorly continued to deposit part of the additions amount.

The Court recognized the existence of General Repercussion of the constitutional matter raised, and Ministers Celso de Mello, Cezar Peluso and Joaquim Barbosa were defeated. Minister Carmen Lúcia remained in silence. The National Treasury required its entrance in the dispute as amicus curiae. Proceeding was considered conclusive to the Reporting Judge on 05/20/2010.

g) likelihood of loss	Likely
h) impact in case of loss

Eletrobras believes that an unfavorable decision neither would significantly impact the Eletrobras’ financial or equity capability, or its businesses, nor would influence the decision of the investing public.

i) provisioned amount	R$ 261,412,831.11

LABOR

In Subsidiaries:

In the Subsidiary Eletronorte:

There are several labor lawsuits filed against Eletronorte. Most of them deriving from lawsuits related to the hazard allowance, Plano Bresser, overtime, computation of FGTS (Employee’s Severance Guarantee Fund) fine and wage curve alignment.  The estimated amount of probable loss is R$ 168 million.

In the Subsidiary Cepisa:

It refers to several lawsuits filed by former employees, involving overtime, hazard allowance, hardship allowance, salary equalization/reclassification, insalubrity, FGTS differences, indemnification for pain and suffering from accident at work and reintegration of dismissed employees. The amount provisioned for lawsuits with likely  loss is R$ 46 million on December 31, 2010.

In the subsidiary Eletrobras CGTEE:

The legal deposits refer to amounts required in order to proceed with the legal discussion of labor lawsuits, including claims filed by employees of the former Companhia Estadual de Energia Elétrica – CEEE.

Based on the opinion of its legal advisors, the company has provision in the amount of R$ 10.5 million on December 31, 2010 (on December 31, 2009 - R$ 11.5 million) to cover probable losses in which the company may have financial participation and to which the company performed legal deposits in the amount of R$ 2.4 million on December 31, 2010 (December 31, 2009 – R$ 2.0 million).

Eventual liabilities deriving from labor claims filed by CEEE’s employees, reallocated to the company, filed until August 11, 1997, when the corporate restructuring of CEEE occurred, which have unfavorable verdict, culminating in the obligation to pay the amounts resulting from the conviction, will be entirely supported by CEEE-D or CEEE-GT.

Moreover, the company has offered, for warranty in execution proceedings of labor claims, 18 vehicles of its fleet, representing the accounting amount of R$ 0.4 million on 12.31.10 and R$ 0.3 million on 12.31.2009.

TAX

In the Parent Company:

On December 31, 2010, Eletrobras and its subsidiaries were parties to several administrative and legal proceedings of tax nature, involving the total amount at issue of R$ 4,159 million. None of those lawsuits is considered relevant to the operation of Eletrobras’ activities in the date of this Reference Form. Eletrobras was party to other tax lawsuits deriving from the normal course of its business, in which Eletrobras understands that there are no amounts involved that could adversely or significantly impact its results. Eletrobras emphasizes that it maintains, regarding tax proceedings with likely loss risk, provisions totaling R$ 282 million for eventual contingencies discussed in those proceedings.

45

In Subsidiaries:

In the subsidiary Eletronorte:

The subsidiary has certain issues involving the State VAT – ICMS and it maintains provision in the amount of R$ 17.8 million to cover eventual losses in such proceedings, which are considered likely to happen.

In subsidiary Chesf:

The subsidiary has certain issues essentially involving lawsuits for annulment of notices of violation; pleas of payment of credits (PIS (Social Integration Plan)/PASEP – COFINS) and other particular taxes. Eletrobras maintains provision for lawsuits with likely loss risk in the amount of R$ 10.6 million (on December 31, 2009 – R$ 10.3 million).

In the subsidiary Cepisa:

Provisioned tax lawsuits, considered with likely loss expectation, are composed by lawsuits related to ICMS and ISS (Service Tax) totaling R$ 10.3 million.

4.7     Other relevant contingencies that have not been mentioned in previous items:

All relevant information related to this topic was disclosed in the items above.

4.8     Information about the rules of the Eletrobras’ country of origin and rules of the country in which Eletrobras’ securities are kept, identifying: a) restrictions enforced to the exercise of political and economic rights; b) restrictions to the circulation and transfer of securities; c) hypotheses of nullification of civil record; and d) other matters of the investors’ interest:

Not applicable.

5.         MARKET RISKS

5.1.    Key market risks to which Eletrobras is exposed, including concerning exchange risks and interest rate:

In the beginning of its activities, Eletrobras is affected by risk events that can compromise its strategic objectives. Risk management has as main purpose to forecast and minimize adverse effects of such events on the Eletrobras’ business and economic-financial results.

The main financial risks identified in the risk management process are:

Exchange rate risk

This risk results from the possibility of Eletrobras having its economic-financial statements impacted by fluctuations in exchange rates given that (i) a substantial parcel of the Eletrobras’ consolidated indebtedness is assessed in foreign currency; (ii) part of loans granted to Eletrobras is established in foreign currency; and (ii) revenues, royalties and receivables of Itaipu’s debt are established in U.S. Dollar.

Historically, the Brazilian currency suffered from frequent devaluations. The Federal Government has implemented several economic plans and has used several exchange policies, including sudden devaluations, periodic mini-devaluations, during which the adjustments frequency has changed from daily to monthly, floating exchange market systems, exchange controls and dual exchange market.  From time to time, there were significant fluctuations of the exchange rate between Real and dollar and other currencies. On December 31, 2010, the exchange rate between Real and Dollar was R$ 1.66 for US$ 1.00.

The Real may not maintain its current value or the Brazilian Government may implement mechanisms for exchange control. Any governmental interference in the exchange rate, or the implementation of exchange control mechanisms, may depreciate the Real, which may decrease the value of the Eletrobras’ receivables in foreign currency and make its liabilities related to the foreign currency more expensive. Except regarding Eletrobras’ revenues and receivables expressed in U.S. Dollars, such devaluation may adversely affect Eletrobras’ activities, operations and perspectives.

On December 31, 2010, approximately 42% of the Eletrobras’ consolidated total debt of R$ 33,138 had been established in foreign currency. From that debt expressed in foreign currency, R$ 13,891 million, or around 97%, had been established in Dollars, and from which R$ 8,331 million, or around 60%, referred to the Itaipu’s debt.  Additionally, in that same date, Eletrobras presented divergence between assets and liabilities indexed to the foreign currency, specially to the U.S. Dollar, in active position, in the amount of R$ 4.45 million (R$ 5.58 million on December 31, 2009), mainly from agreements of funding granted to the subsidiary Itaipu Binacional, whose principal is fully recognized in the balance sheet, which causes volatility in its incomes and cash flow.

Interest rate and Libor rate risk

This risk is related to the possibility of Eletrobras accounting for losses due to market interest rates fluctuations, which can impact its statements due to the financial expenses increase, related to agreements of external fund raising, mainly referred to the Libor rate.

The Libor rate is the London Interbank Offered Rate, which corresponds to the average interest rates through which the banks raise funds in the interbank market of London. Therefore, it is a floating rate, which is daily by the British Banker's Association (BBA) after 11:00 a.m., London time. In 2005, Eletrobras performed a fund raising in the amount of US$ 100 million (CAF 100) attached to the floating Libor, and, proceeding with the foreign funding program, in 2008 and 2010, it raised the amount of US$ 600 million (CAF 600) and US$ 500 million (Syndicated A/B Loan), respectively, which were also attached to the floating Libor. As Libor is a floating interest rate, such contracts represent a risk to the company due to the unexpectedness generated regarding the interest expense payable.  Currently, 6-month Libor is at 1.11% p.a. (May 25, 2011). In the period from 1990-2011, the average Libor was 4.19% p.a., considering that the rate already reached around 8.8% p.a. in the beginning of the 90’s.

Commodities risk

In 2004, the subsidiary Eletronorte entered into long-term agreements for electric power supply to three of its main customers. Those long-term agreements are related to the aluminum international price, quoted in the London Metal Exchange (LME), as basic asset for purposes of establishing monthly amounts of the agreements.

Such agreements include the “cap and floor band” concept related to the aluminum price quoted in the LME. Maximum and minimum limit price of LME is limited to US$ 2.773,21/ton and US$ 1.450/ton. Considering that the aluminum price reaches the cap every year until the end of the agreement, the financial impact on December 31, 2010 would be of R$ 245.09 million.

The electric power generation tariff system was based, in general, on regulated tariff until 2004 and after that, in connection with changes in the sector regulation, the tariff basis was changed to a system of prices established by the market. In this way, electric power generation companies are free to participate in electric power auctions intended to the regulated market, in which a base price is established and the determination of the final price results in a competitive process between the auction participants. Moreover, electric power generation companies can perform bilateral sale agreements with consumers that fit in the “free consumers” category (definition based on the power required in MW). A substantial parcel of the revenue from Eletrobras’ generation activities depends on the electric power trading by the company in the free market.

The tariff system of the electric power transmission of old agreements is regulated by ANEEL and tariff reviews are periodically performed. An Allowed Annual Revenue – RAP is established to new transmission agreements, and it is in force during all the concession term and annually updated by an inflation rate and subject to periodic reviews to cover new investments and eventual aspects of economic-financial balance of concession contracts.

The tariff system of the electric power distribution is controlled by the Brazilian Electricity Regulatory Agency – ANEEL and such tariffs are annually readjusted and revised every four years, based on the maintenance of the Company’s economic-financial balance, considering the careful investments performed and the costs and expenses structure of the mentioned company.  Tariffs for the services occur directly to users, based on the volume of electric power consumed multiplied by the authorized tariff.

Credit Risk

This risk results from the possibility of Eletrobras and its subsidiaries incurring losses from the difficulty in performing its receivables from customers, as well as the delinquency of financial institutions counterparties in operations.

Eletrobras, through its subsidiaries, operates in the electric power generation and transmission markets, based on agreements entered into in regulated environment.  Eletrobras seeks to minimize its credit risks through warranty mechanisms involving its customers’ receivables and, when applicable, through bank collaterals.  In the distribution segment, Eletrobras, through its subsidiaries, follows-up delinquency levels by analyzing its customers’ specificities. In addition, negotiations are performed in order to make feasible the past due credits receipt.

Cash and cash equivalents are invested in an exclusive non-market fund, according to specific standard of the Central Bank of Brazil. Such fund is entirely composed by public bonds kept in Selic, and there is no exposure to counterparty risk.

In eventual relationships with financial institutions, Company has as practice the performance of operations only with low risk institutions evaluated by rating agencies and that meet equity requirements previously established and officialized. In addition, credit limits are established and periodically reviewed.

Furthermore, Eletrobras is also subject to other market risks described as follows:

The Brazilian Government has exercised and has been exercising significantly influence on the Brazilian economy. Brazilian economic and political conditions directly impact Eletrobras’ activities, its financial conditions, the result of its operations and its perspectives.

The Brazilian economy has been characterized by the significant involvement of the Brazilian Government, which frequently changes monetary policies, credit policies and others in order to influence the Brazilian economy.  The actions of the Brazilian Government to control the inflation and put into force other policies have constantly involved salary and price controls, Real devaluation, controls over funds remittance to foreign countries, intervention made by the Central Bank in order to affect the basic interest rates and other measures.  Eletrobras does not have control over, and cannot forecast the measures or policies that the Brazilian Government will take in the future.  The Eletrobras’ activities, its financial condition, results of its operations and its perspectives may be adversely affected by the changes in the policies of the Brazilian Government, as well as by general factors including, but not limited to:

  Brazilian economic growth;
  inflation;
  interest rates;
  variations in exchange rates;
  exchange control policies
  liquidity of the domestic capital market and loan markets;
  tax policy and changes in tax laws; and
  other political, diplomatic, social and economic guidelines or developments in Brazil or that affect it.

The changes and uncertainties related to the implementation of the aforementioned policies may contribute to the economic uncertainty in Brazil, which increases the volatility of the Brazilian securities market and, consequently, the volatility of the Eletrobras' shares value.

The inflation and certain measures taken by the Federal Government in order to combat it, including interest rates increases, may contribute to the economic uncertainty in Brazil, and may cause a relevant adverse effect on the Eletrobras’ financial condition, its operating incomes and the its shares market price.

In the past, Brazil registered extremely high inflation rates. The government’s inflation and certain measures to combat it caused, in the past, significantly negative effects on the Brazilian economy.  However, since the Plano Real (Real Plan) introduction, in July 1994, the Brazilian inflation has been substantially lower than in the previous periods.  However, inflationary pressures persist and measures adopted to combat them, as well as the speculation over the future measures that may be adopted by the Federal Government, have generated throughout the last years an environment of economic uncertainty in Brazil and increased the volatility of the Brazilian capital market. Brazil may experience high inflation rated in the future. Inflationary pressures may cause governmental interventions on the economy, including the introduction of policies that may adversely affect the general performance of the Brazilian economy, e.g., the increase of the economy basic interest rate, which may adversely affect Eletrobras’ operations and its shares market value.

5.2.    Policy for Eletrobras’ market risk management, including objectives, strategies and instruments:

Eletrobras presents exposure to financial risks that cause volatility in its accounting statements, as well as in its cash flow. Eletrobras presents relevant incompatibility between assets and liabilities indexed to the foreign currency, specially to the U.S. Dollar, mainly from funding agreements with Itaipu Binacional. Moreover, there are exposures to Libor interest rate, related to foreign funding agreements.

In this context, the Eletrobras’ Policy for Financial Hedge was approved. The purpose of the current policy is to pursue the mitigation of the exposure to market variables that impact Eletrobras’ and its subsidiaries’ assets and liabilities, which decreases effects of undesirable fluctuations of such variables in the accounting statements. Therewith, the mentioned policy purpose is to enable that the Eletrobras’ results reflect its actual operating performance and that its planned cash flow presents less volatility.

Considering the different ways of performing the hedge of divergences presented by the company, the policy approved ranks a priority scale, privileging structural solutions. Operations with financial derivatives will only be performed in a complementary way and with the only purpose of protecting those Eletrobras’ and its subsidiaries’ indexed assets and liabilities that present any divergence, and it cannot characterize financial leverage or operation of credit grant to third parties.  Along with the Financial Hedge Policy, the creation of the Financial Hedge Committee was approved, in the scope of the Financial Management, which has the main role of establishing strategies and hedge instruments to be presented to the Eletrobras’ Executive Management.  A Program for Operations with derivative instruments was also approved, taking into consideration that the amounts that should be protected are relevant and the strategy must be aligned with the company’s risk profile. Pleas that compose the proposed program for operations with derivatives comprise instruments intended to the exchange and interest rates.

Based on the approved Operation Program, concerning the Eletrobras’ exposure to the exchange, there was a priority for structural solutions, aligned with the Eletrobras’ Financial Hedge Policy.

Regarding the Eletrobras’ exposure to floating interest rate, due to the worldwide conjuncture of interest rates reduction, in 2010 the study and activities needed to the operation with derivatives were prioritized focusing on the mitigation of the risk to Libor.

Thus, in 2010 a study of the better instrument to perform the interest rate hedge was performed, all documents required to the classification of the operation in the hedge accounting was prepared and the hiring of operations of swap of floating to fixed interest rates in the existing external funding that presented risk to interest rates was approved. No operation was performed in 2010. Interest rate hedge operations are expected to be performed in the beginning of 2011.

a) risks to which Eletrobras seeks protection;

Eletrobras seeks protection against risk of exchange rates and interest rates variations.

Exchange Risk

Eletrobras presents divergence between assets and liabilities indexed to the foreign currency, specially to the U.S. Dollar, especially from funding contracts entered into with the subsidiary Itaipu Binacional, which generates exposure to financial risks that cause volatility in its accounting statements, as well as in its cash flow. As a resource to protect itself against such exposure, the Eletrobras’ management is analyzing the possibility of performing operations with financial derivatives, with the purpose of mitigating exchange risk.

Interest Rate Risk

Eletrobras is object of exposures to Libor interest rate, related to foreign funding contracts. In addition to the risks that have already been mentioned, there are other less relevant ones from agreements granted and acquired. As a resource to protect itself against such exposure, the Eletrobras’ management is analyzing the possibility of performing, in addition to structural solutions, operations with financial derivatives, with the purpose of mitigating interest rate risk. No operation of this nature was performed in 2010. Interest rate hedge operations are expected to be performed in the beginning of 2011.

b) equity hedge strategy;

Taking into consideration the different ways of performing the hedge of divergences presented by Eletrobras, the Eletrobras’ Financial Hedge Policy lists a priority scale. The structural solution would be in first place, and, only in residual cases, operations with derivative financial instruments would be adopted.

Operations with financial derivatives will only be performed with the only purpose of protecting the Company’s and its subsidiaries’ indexed assets and liabilities that present any divergence, and it cannot characterize financial leverage or operation of credit grant to third parties.

In 2009, a new Mandate for Derivative Operations was approved and it had its scope increased, comprising, in addition to the currency divergences, the exposures to interest rates.

Operations with derivatives, when performed in the over-the-counter market, include counterparty risks that, before the issues presented by financial institutions in 2008 and 2009, seem relevant.  Focusing on mitigating that risk, Eletrobras instituted a norm on the financial institutions registration for purposes of execution of operations with derivatives. This norm determines criteria regarding the size, rating and expertise in the derivatives market, so that institutions that may execute operations with Eletrobras can be selected.

Moreover, company developed methodology of control of exposure to registered institutions, which defines limits to the volume of operations to be executed with each of them.

Eletrobras strives so that all operations with derivatives to be executed by Eletrobras fit in the hedge concept, affirming, with this, the only and exclusive purpose of performing hedge with such positions. Such measure opposes the risk of diverging settlement of hedge positions with their respective objects, since the financial flows of both will be always matched.

During 2010, discussions were performed so that a bilateral warranty margins agreement is created, which will be previous condition to perform any operation of this nature, with the purpose of reducing the exposure to the counterparty risk in operations with derivatives. However, this discussion will be necessary during 2011 until a final version to such agreement is agreed.

c) instruments used for equity hedge;

In 2008, in the scope of the Eletrobras’ former Exchange Hedge Policy, operations with derivatives with the purpose of mitigating a small parcel of the active divergences in foreign currency were executed. Eletrobras used Non-Deliverable Forwards – NFDs, in the amount of US$ 280 million, matching the maturities of contracts with the receipt dates of service of the debt of the joint subsidiary Itaipu Binacional.

Eletrobras has been performing studies and discussing, through the Financial Hedge Committee, the performance of Interest Rates Swapping operations, with the purpose of neutralizing the volatility of the funding contracts entered into at Libor of 6 months. Such operations comprise a conceptual amount around US$ 700 million and terms that vary between 2015 and 2020.  These operations are expected to be performed throughout 2011.

In addition to the Libor swapping operation, exchange hedge strategies were analyzed in 2010 and are being implemented, focusing on structural solutions, aligned with the Eletrobras’ Financial Hedge Policy. Thus, in 2009, US$ 1 billion was raised through bonus issuance in the international market, and, in 2010, US$ 500 million with CAF and opportunities for new foreign funding are being analyzed as a crucial resource to mitigate the active exposures in foreign currency. In the arrangement of new fund raising, within such strategy, not only the total amount of the divergence is considered, but also its disposition overtime, focusing on performing the hedge of the Eletrobras’ balance sheet and cash flow.

Currently, Eletrobras does neither have any pending derivative contract, nor have other ongoing instruments of equity hedge. Such operations are expected to be performed throughout 2011.

Financial instruments to be used focusing on the Eletrobras’ equity hedge may be:

  SWAPs, NDFs and Options; and
  Electricity derivatives instruments, including SWAPs, Options, Fixed-term and Futures Contracts for management of the risk related to the purchase and sale of electricity.

d) parameters used to manage those risks;

In 2007, when the Exchange Hedge Policy was adopted by Eletrobras, internal controls needed to follow-up operations of equity hedge, status registration and registration of accounting and portfolio market marking were developed, since Eletrobras had not used this kind of financial instrument before.

The behavior of projections of the parameters that influence the exchange fluctuation also started to be systematically monitored, so that, the strategy adherence to the risk profile and to the purposes of the hedge policy established by the Eletrobras’ management could be evaluated.

Such controls has shown to be effective either to the portfolio management or to the provision of the accounting information needed to appropriate portfolio results.

In its current Financial Hedge Policy, after establishing the hedge object and the instrument to be used, Eletrobras will determine a price to such operations always in compliance with methodologies of effective markets.

e) if Eletrobras operates financial instruments with different objectives of equity hedge and what those objectives are

Eletrobras operates financial instruments with the only purpose of equity hedge and operations with such instruments will only be executed in a complementary way and with the only purpose of protecting Eletrobras’ and its subsidiaries’ indexed assets and liabilities that presents any divergence, and it may not characterize financial leverage or operation of credit grant to third parties.

f) organizational structure of management control of those risks;

Eletrobras manages its market risks through the Financial Hedge Committee, which performs in the scope of the Financial Management and has as main role to establish strategies and hedge instruments to be presented to the Eletrobras’ Executive Management.  In addition, the company has, in a corporate level, a Risk Committee linked to its Executive Management, and a department in charge for the management of corporate risks and internal control environment. The Eletrobras’ Executive Management also approved, in December 2010, a Policy for Risk Management, comprising all companies of the group, which defines principles, guidelines and liabilities in the risk management process. The Financial Hedge Policy is perfectly adherent to the corporate risk policy.

g) adequacy of the operating structure and internal controls for verification of the effectiveness of the policy adopted

Eletrobras monitors the risk management through its Financial Management and tests to verify the effectiveness of such management are performed by the internal control and internal audit departments. Concomitantly, as per recommended by the Risk Management Policy, indicators are being developed to ensure both the alignment with exposures to market risk and the monitoring of relevant action plans, with the risk profile defined by the Senior Management.

5.3.    Significant changes in the main market risks to which Eletrobras is exposed or in the risk management policy adopted in the last fiscal year:

In the last fiscal year there were no significant changes in the main market risks related to Eletrobras.

However, there is an estimation of substantial reduction in the risk of exchange exposure throughout the coming years. The current instability is caused by the excess of assets in comparison to liabilities indexed to the U.S. Dollar. Such excess of assets is mostly composed by receivables deriving from the funding contract granted to the subsidiary Itaipu Binacional.  As the debtor balance of that contract has been amortized every year and, at the same time, Eletrobras has been performing new fund raising operations in foreign currency, the excess of assets over liabilities indexed to the dollar tends to decrease more and more throughout the time.

In 2010, Eletrobras, through the new Hedge Policy approved in 2009, approved the operation of swap from floating to fixed rate, so that, with estimation to start operating in 2011, it will present a decrease of the Company’s exposure to the labor interest rate. Mitigation will not be complete, to the extent a new funding attached to the floating rate was performed in 2010, as well as others are expected to occur in 2011.  However, new interest hedge operations are also expected for 2011, with the purpose of continuing to mitigate the risk of rate in the Company.

5.4.    Other relevant information:

All relevant information applicable to this topic was disclosed in the items above.

6.         ELETROBRAS’ HISTORY

6.1.    Incorporation of Eletrobras:

a) Date:	June 11, 1962.
b) Form:	It was incorporated as mixed-capital corporation.
c) Country of incorporation:	Brazil

6.2.    Duration:

Undetermined.

6.3.    Brief history of Eletrobras:

The creation of Centrais Elétricas Brasileiras – Eletrobras was proposed in 1954 by the president Getúlio Vargas. The project faced great opposition and it was only approved after seven years of proceduring in the National Congress.  On April 25, 1961, Jânio Quadros, president at that time, signed the Act. 3.890-A, which authorized Union to incorporate Eletrobras. The incorporation of the company was officially performed on June 11, 1962, during the government of João Goulart, in solemn session of the Conselho Nacional de Águas e Energia Elétrica - CNAEE (National Council on Water and Electric Power), at Palácio Laranjeiras, in Rio de Janeiro. Initially under the form of mixed-capital limited liability company, Eletrobras was liable for promoting studies, construction projects and operation of generation plants, transmission lines and substations intended to the supply of electric power of the country. Thus, it started to decisively contribute to the expansion of the electric power offer and the development of Brazil.

Since the beginning, Eletrobras adopted the characteristics of holding – core of a set of concessionaires with great administrative autonomy - and the responsibility for the management of funds of Fundo Federal de Eletrificação (Federal Electrification Fund) rapidly turned it into the main sectorial financial agency. Therewith, initially Eletrobras aggregated as subsidiaries the already existing companies Companhia Hidrelétrica do São Francisco (Chesf), Central Elétrica de Furnas (Furnas), Companhia Hidrelétrica do Vale do Paraíba (Chevap) and Termelétrica de Charqueadas S.A. (Termochar), which, together, had the generating capacity of 5,800 MW.

In 1964, Eletrobras actively participated in the Comissão de Nacionalização das Empresas Concessionárias de Serviços Públicos – Conesp (Commission for the Nationalization of the Public Utility Concessionary Companies), which studied the purchase of the concessionaires of the American & Foreign Power Company (Amforp) group operating in the country by the Brazilian Government. Negotiation was concretized in November of that year and Eletrobras assumed ten more subsidiaries.

From 1967 on, several Acts intended to the growth of the electric sector within the country were created, and Eletrobras was liable for executing the electric power policy of the Union and for the Departamento Nacional de Águas e Energia Elétrica – Dnaee (National Department of Water and Electric Power), created in 1965, with normative and supervisory duties.

In 1968 and 1973, subsidiaries Centrais Elétricas do Sul do Brasil S.A. (Eletrosul) and Eletronorte were, respectively, established.  In this latter year, Eletrobras established, along with the Administración Nacional de Electricidad, a Paraguayan state-owned company, Itaipu Binacional, focusing on the construction of the Hydroelectric Plant of Itaipu, in the Paraná river, located in the boundary between the two countries.

Then, the Act No. 5.899, of July 05, 1973, assigned to Eletrobras the liability for promoting, through its companies of regional scope, the construction and operation of transmission systems in high and extra-high voltages, aiming at the interstate system integration and the electric power transport of Itaipu. Therefore, Grupos Coordenadores para a Operação Interligada - GCOI (Coordinating Groups for Interconnected Operation) were established.

After the first oil crisis in 1974, the government of Ernesto Geisel, president of that time, created a new policy for the expansion of the electric sector in the country. Such policy determined the construction of hydroelectric plants, nuclear plants and a research center intended to the sector technological development (Cepel - Electric Power Research Center), which were established during the 80’s.

In May 1995, Eletrobras and its four companies of regional scope - Chesf, Furnas, Eletrosul and Eletronorte – were included in the Programa Nacional de Desestatização – PND (National Privatization Program). At that time, the Eletrobras system was liable for 48% of the generating capacity established in the country, totaling 55,512 million kW. In that period, the company started to also operate, transitionally, by legal determination, in the electric power distribution, through the companies Companhia Energética de Alagoas - Ceal (current Distribuição Alagoas), Companhia Energética do Amazonas - Ceam (current Amazonas Energia), Companhia Energética do Piauí - Cepisa (current Distribuição Piauí), Centrais Elétricas de Rondônia S.A. - Ceron (current Distribuição Rondônia), and Eletrobras de Eletricidade do Acre (current Distribuição Acre), all of them directly controlled by the holding and Boa Vista Energia S.A. (current Distribuição Roraima) and Manaus Energia S.A. (current Amazonas Energia), at that time, controlled by the subsidiary Eletronorte.

Currently, Eletrobras is a mixed-economy and publicly-held corporation, with shares negotiated at BM&FBOVESPA and stock exchanges of Madrid (Spain) and New York  Stock Exchange (USA). Eletrobras controls 12 subsidiaries - Chesf, Furnas, Eletrosul, Eletronorte, CGTEE, Eletronuclear, Distribuição Acre, Amazonas Energia (result of the merger between Ceam and Manaus Energia), Distribuição Rondônia, Distribuição Piauí and Distribuição Alagoas, as well as an equity participation company, Eletrobras Participações S.A. (Eletropar), and the biggest research center of the Southern hemisphere, Centro de Pesquisa de Energia Elétrica (Cepel) and it also holds half the capital of Itaipu on behalf of the Brazilian Government.

Eletrobras System is present throughout Brazil and has installed capacity for the production of 42,081 MW, including half the power of the hydroelectric plant Itaipu pertaining to Brazil, and more than 60 of transmission lines.

6.5.    Key corporate events, such as constitutions, mergers, spin-offs, mergers of shares, disposals and acquisitions of corporate control, acquisitions of relevant assets, through which Eletrobras or any of its subsidiaries or affiliates have passed, indicating:  (a) event; (b) major business conditions; (c) companies involved; (d) effects deriving from the operation in the shareholding structure, specially on the interest of the controlling shareholder, shareholders with more than 5% of the capital stock and the Company’s managers; (e) ownership structure before and after the operation.

Fiscal Year ended December 31, 2008

Merger of Ceam by Manaus Energia

On March 28, 2008, the Ceam’s Shareholders’ Meeting approved its merger by Manaus Energia, wholly owned subsidiary of Eletronorte. Eletrobras owned 97.96% of the Ceam’s capital stock and 99.03% of the Eletronorte’s capital stock.

After the merger of Ceam by Manaus Energia and transfer of Manaus Energia to Eletrobras, it started to hold 100% of capital stock of Manaus Energia, currently Amazonas Energia.

As a result of the merger, the provision for losses in the Ceam’s investments, in the amount of R$ 697,150 thousand, was totally reverted, to the credit of the result of the first quarter of 2008, and the provision for the coverage of its unsecured liabilities, in the amount of R$ 657,508 thousand, was also reverted in the first quarter, totaling R$ 1,354,658 thousand.

In the same moment, Eletrobras’ management recognized loss in the realization of asset corresponding to the investment in Ceam, based on the evaluation report prepared to support Ceam’s merger process by Manaus Energia, which amounts to R$ 1,436,223 thousand, recognized at debit of result in the first quarter of 2008, as realization of investments, and the reflection in the result of 2008 is the amount of R$ 81,565 thousand.

Ceam and Manaus Energia operate in the electric power supply to the countryside and capital of the State of Amazonas, respectively. The operation, performed under the Eletrobras’ policy of Corporate Governance, created a single company to supply the entire State of Amazonas with greater synergy in the operating activities.

Fiscal Year ended December 31, 2009

During 2009, Eletrobras verified the following corporate activities:

Disposal of the equity interest held in ELEJOR

On 09/13/2002, ELETROBRÁS entered into a Shareholders Agreement in order to establish and regulate its interest in the capital stock of ELEJOR - CENTRAIS ELETRICAS DO RIO JORDÃO S.A..

Under the terms of such Shareholders Agreement, ELEJOR made use of the right to anticipate the repurchase of “GNP” shares held by ELETROBRÁS, before the scheduled terms and in the following dates:

DATE	SALE OF SHARES (R$) + DIVIDEND RECEIVED
05/30/2006	76,212.15
08/14/2007	39,110,020.31
6/5/2008	358,241.58
12/12/2008	90,000,000.00
6/15/2009	187,651.99
8/11/2009	11,600,000.00
10/15/2009	8,000,000.00
12/18/2009	8,026,070.00
12/31/2009	117,027.15
Total	157,475,223.18

With such operation, Eletrobras disposed of all its interest in ELEJOR.

Eletrobrás granted to Elejor, full, superficial and definitive settlement of shares transfer on January 29, 2010.

Corporate Reorganization at Energisa

Exchange of equity interest held by Eletrobras in Energisa Paraíba and Energisa Borborema by the interest in Energisa S.A..

On 08/17/2009, Energisa S.A. initiated the process of corporate merger of its subsidiaries. Then, it started to hold 100% of all capital stock of its subsidiaries.  Energisa stated that the corporate reorganization had the purpose of optimizing the activities of the merged companies, addressing investments more efficiently and increasing the volume of the Energisa's outstanding shares in order to make them more liquid. Thus, the Eletrobras’ interest in Energisa Paraíba and Energisa Borborema diverted to Holding Energisa S.A., where the Eletrobras’ interest in Energisa S.A. is 2.98% of the capital stock.

Merger of EDP Lajeado by Lajeado Energia

Interest in the merger of EDP Lajeado Energia S.A. ("EDP") by Lajeado Energia S.A. ("Lajeado Energia"), maintaining the equity interest held by Eletrobras in EDP in 40.07% of the total capital stock.

In 2008, Rede Energia S.A. transferred its interest in the Lajeado Network to EDP – Energias do Brasil S.A.. It allowed EDP to hold 73.1% of voting capital in Investco.

In November 2009 Tocantins Energia and EDP were merger by Lajeado Energia. No changes occurred in total equity interest of Eletrobras in EDP, which remained in 40.07%.

Equity Interest in IGESA (Peru)

Interest in IGESA for the construction of HEU of Inanmbari in Peru. In compliance with RES 138/2008 of November 10, 2008, the Eletrobras’ Board of Directors approved the agreement among Eletrobras, Furnas and Construtora OAS Ltda.. Eletrobras holds 29.4% of the capital stock of IGESA - Inambari Geração de Energia S.A., company incorporated with the purpose of building the Hydroelectric Plant of Inambari in Peru. Eletrobras is in the final stage of studies of technical, economic, financial and environmental feasibility. Until the date of this document, the total capital stock subscribed of Eletrobras amounts to R$ 40,107,459.00 thousand on December 31, 2010. Eletrobras holds 11,791,593.00 (eleven million, seven hundred and ninety-one thousand and five hundred and ninety-three shares) with par value of R$ 11,791,593.00. The first capitalization of ELETROBRAS in IGESA occurred on January 15, 2009, in the amount of R$ 2,646,000.00.

Equity Interest in CHC (Panamá)

In October, 2009, the Eletrobras’ Board of Directors approved the interest of Eletrobras in Centrales Hidroeléctricas de Centro América S.A. (CHC), company incorporated in Republic of Panama, whose objective is the preparation and development of feasibility studies and the basic project for the construction of the HEU of Tumarin, in Nicaragua. Eletrobras’ feasibility studies are in the initial stage, with interest of Construtora Queiroz Galvão S.A. in its capital stock, in addition to the own Eletrobras.  Eletrobras holds 8,063,767 shares of the CHC’s capital stock, with par value of US$ 8,063,767.00 (eight million, sixty-three thousand and seven hundred and sixty-seven U.S. dollars).

Equity Interest in the Wind Power Plant Mangue Seco 2

Through RES 178/2009 of November 30, 2009, the Eletrobras’ Board of Directors authorized the companies of the Eletrobras System to participate in the Auction ANEEL 003/2009, which had as purpose the hiring of reserve power, from wind source, performed on December 14, 2009.

Among victorious partnerships in the auction, the development called Mangue Seco 2 succeeded and had the interest of Eletrobras, with corporate interest of 49%, along with Petrobras, whose interest is 51%.

Eletrobras holds 8,526,000 (eight million and five hundred and twenty-six thousand shares) with par value of R$ 8,526,000.00 (eight million and five hundred and twenty-six thousand Reais). The first capitalization of Eletrobras in the company occurred in August 2010, in the amount of R$ 2,213,820.00 (two million, two hundred and thirteen thousand, eight hundred and twenty Reais).

Fiscal Year of 2010:

During 2010, Eletrobras verified the following corporate activities:

CTEEO’s Capital Increase

Shares subscription at CTEEP (R$ 24.9 million) on April 07, 2010, in order to maintain the Eletrobras’ interest in 35.33% of the total capital.

Equity Interest Interest in HEU Belo Monte

Norte Energia S.A. is a closely held Special Purpose Company, incorporated on July 21, 2010 with the purpose of deploying, operating, maintaining and exploring the Hydroelectric Plant of Belo Monte (HEU Belo Monte), in Xingu River, in the Municipality of Vitória do Xingu, in Pará. The minimum installed capacity is 11,233.1 MW (20 units in the main power house and 7 units of 25.9 MW in the complementary power house), which should be connected to the Brazilian Interconnected System, allowing the generation of 4,796 average MW of power, whose amount of the total investment estimated is between R$ 19 and 25 billion. Commercial operation is expected to start on 02.28.2015 regarding the 1st unit and 01.30.2019 regarding the latter.

The development is in the stage of preparation for works and several studies, which will result in a Consolidated Basic Project Report, are being currently prepared.

The capital stock constituted until December 2010 is made of 180,010,000 common shares. The authorized capital amount is R$ 6 billion.  Due to this limit, until Dec/2010, the amount of R$ 180,010 was subscribed, according to the following schedule: R$ 10,000 on 07.21.2010; R$ 80 million on 07.28.2010 and on 08.25.2010 the amount of R$ 100 million.

Eletrobras holds 27,001,500 (twenty-seven million, one thousand and five hundred shares) with par value of R$ 27,001,500.00. The first capitalization of Eletrobras in the company occurred in August 2010, in the amount of R$ 2,213,820.00.

Association with the Government of the State of Goiás in Celgpar

Considering that the Government of the State of Goiás, in order to ensure the efficient and appropriate supply to the electric power demand in that State, acquired loan with Caixa Econômica Federal, focusing on allocating, from November 2010 on, the mentioned funds to Celgpar and its subsidiaries, as State’s debts settlement with Celgpar and its subsidiaries and as increase of its respective capital stock.

Eletrobras, in turn, as Government-controlled mixed-economy corporation, whose corporate purpose comprises the technical and administrative collaboration in the companies in which it holds interest. Furthermore, taking into consideration the Eletrobras’ technical knowledge and experience in the management of the electrical sector companies, as well as the interest of Eletrobras, as shareholder of Celgpar and creditor of its subsidiaries, in recovering the investments performed in the mentioned companies.

Considering that, Eletrobras executed a Intentions Protocol with the State of Goiás and Celgpar on August 10, 2010, establishing the bases for the implementation of an association aiming at the shared management of Celgpar and its subsidiaries, to be made official through a shareholders’ agreement to be opportunely entered into between Eletrobras and the State of Goiás in the scope of the mentioned companies.

The implementation of the mentioned shared management with the introduction of new practices of corporate governance in Celgpar and its subsidiaries will be executed from the release of the 1st installment of the financing to the Government of Goiás and, in addition to making feasible the economic-financial balance, the services quality and the tariff reasonableness to the consumer, it will also has as purpose:

(i) the economic and financial recovery of Celgpar and its subsidiaries;

(ii) adoption of an appropriate management model in order to gradually improve the services provided by Celgpar; and

(iii) the improvement in the Capital structure of Celgpar and its subsidiaries, aiming at the rebalance of its indebtedness and reduction of the capital cost.

Eletrobras holds credits with Celg D, which in the future can be capitalized in Celgpar, in conjunction with one of the portions of the capitalization that may be performed by the State of Goiás, so that, the mentioned capitalization could increase the interest of Eletrobras in Celg in approximately 6%. In addition, Eletrobras was entitled to the right to sale, until 2015, all or part of its equity interest in Celgpar to the State of Goiás, which will be required to acquired the mentioned interest, to be evaluated according to criteria of the Business Corporation Act, and Eletrobras would be entitled to the minimum amount invested by it plus the variation of Selic rate.

6.6.    Petitions for bankruptcy, since they are based on relevant amount or petitions for legal or extralegal reorganization of Eletrobras, and the current status of such petitions:

There was no petition for bankruptcy based on relevant amount or petition for legal or extralegal reorganization of Eletrobras.

6.7.    Other relevant information:

All relevant information applicable to this topic was disclosed in the items above.

7.         COMPANY’S ACTIVITIES

7.1.    Brief description of the activities developed by Eletrobras and its subsidiaries:

Eletrobras is, directly and through its subsidiaries, involved in activities of electric power generation, transmission and distribution in Brazil.

The Eletrobras’ revenues derive mainly from the activities of:

  electric power generation and its sale to electric power distribution companies and to free consumers;
  electric power transmission in favor of other electric power concessionaires;
  electric power distribution to final consumers; and
  financial revenues from the Itaipu’s debt services received.

Electric Power Generation:

The Eletrobras’ major activity is the electricity generation. On December 31, 2010, Eletrobras held, through its subsidiaries CGTEE, Chesf, Eletronorte, Eletronuclear, Furnas and Amazonas Energia, and also Itaipu Binacional, around 37% of the installed capacity of electric power generation in Brazil.  Eletrobras generates electricity through its hydroelectric, thermal and nuclear power plants. The ONS is exclusively responsible for determining, in any year, the quantity of power that each of those plants must generate.

According to the Act No. 5.899, of July 05, 1993 and the Decree No. 4.550, of December 27, 2002, Eletrobras is obliged to sell all the power produced by the Power Plant Itaipu to electric power distribution companies of the South, Southern and Midwestern regions of Brazil.

[Key:]

Legend

Plants of Eletrobras System

- Thermal Plant

- Hydroelectric Plant

- Hydroelectric SPC

- MIDWEST

- NORTHEAST

- NORTH

- SOUTHEAST

- SOUTH

Generation Expansion:

The national installed power of electric power generation reached, on December 31, 2010, 116,329 MW, whereas Eletrobras System reached the amount of 42,081 MW (considering Candiota III that started to operate in January 2011) of installed power, representing 37% of percentage participation in Brazil.

Eletrobras System holds the concession or permission, obtained through licenses, bids or auctions, for the construction of new developments of 2,130 MW, with direct participation, and 8,362 MW, in partnership with private agents through Sociedades de Propósito Específico – SPEs (Special Purpose Companies), all of them are expected to start operations until 2015.

In addition to the power plants already granted or permitted, the Eletrobras System develops hydroelectric power plants project studies, directly or in partnership, totaling around 17,600 MW of the installed generation capacity.

Among the indicative hydroelectric plants that are included in the expansion of offer of the 2019 Ten-Year Plan for Power Expansion - PDE 2019, created by EPE/MME, the Eletrobras System participates in studies of 16 projects totaling 15,301 MW, equivalent to 82% of the capacity of all indicative hydroelectric power plants included in the Plan.

Electric Power Transmission:

Transmission is the electricity transfer in large scale, in very high voltages (between 230 kV and 750 kV), from the generation facilities up to the distribution systems in the electric charge centers through transmission network.

In Brazil, there is an electric transmission system interconnected in Brazil that connects the North and Northeast regions with the South and Southeast regions.  The coordination of such transmission systems is required in order to optimize investments and operating costs and ensure the reliability and the appropriate conditions of electric charge supply through the interconnected electric system. Except regarding the small part of Eletronorte located in the isolated system, transmission lines in the interconnected electric system are totally integrated.

The electric power generated by Eletrobras is transported through the voltage transmission network of Brazil with 57,518 of transmission lines above 138 kV, on December 31, 2009, compared to 56,596 km on December 31, 2009 and 56,826 on December 31, 2008. Considering partnerships with private companies in the SPEs/Consortium, Eletrobras reached around 59,177 of transmission lines above 138 Kv under operation in the fiscal year ended on December 31, 2010. In Brazil, most of hydroelectric plants are located far away from the main electric charge centers and, consequently, an extensive transmission system was developed, so that the power generated can reach consumers.

[Key:]

LEGEND
TLs - ELETROBRAS SYSTEM TLs – ELETROBRAS SYSTEM WITH PARTNERSHIP TLs – OTHER COMPANIES	EXISTING - FUTURE	1 – PARANÁ RIVER COMPLEX 2 - PARANAPANEMA RIVER COMPLEX 3 – GRANDE RIVER COMPLEX 4 – PARANAÍBA RIVER COMPLEX 5 – PAULO AFONSO COMPLEX n – No. of circuits

Currently, Eletrobras owns around 55.5% of all transmission lines in Brazil above 230 kV and, as a result, we receive tariffs from companies that transmit electricity in those lines.  Taking into account all transmission lines in Brazil (230 kV and above), it means that Eletrobras pay a tariff related to 44.5% of all transmission lines in Brazil.

Eletrobras System – Transmission Lines with voltage above 230 Kv:

Companies	Status on 12/31/2010
Extension (Km)*
Amazonas Energia	365
Chesf	18,265
Eletronorte	9,278
Eletrosul	8,730
Furnas	17,152
TOTAL	53,790
*Lines extension considering partnerships.

Eletrobras operates as part of the Brazilian Interconnected System coordinated by Operador Nacional do Sistema - ONS (Electric System National Operator). The Concessions Act authorizes Eletrobras to start to charge tariffs for the use of its transmission system by other electric power companies; Eletrobras will be able to charge those tariffs, as soon as ANEEL issues the regulations.

Within the transmission system, the electric losses can be defined as ohmic losses that occur in the extension between the generating plants bus (exits of elevating substations) and the distributing substations bus, according to criterion established by ANEEL.  Considering such criterion, and according to the ONS data, it is estimated that the electric losses in the transmission system in Brazil have historically been at the rate of 6% of all electric power transmitted in the system, compared to approximately 8% of the international transmission system.

Transmission Expansion:

The companies of the Eletrobras System participated in the activities of the transmission expansion planning of 2009/2008 PDE (Ten-Year Plan for Power Expansion) , through the Grupos de Estudos de Transmissão Regionais - GET (Regional Groups for Transmission Studies) supporting EPE (Power Research Company), responsible for planning the regional transmission. Moreover, Eletrobras System has participated in studies for regional interconnection and plants integration.

Within this cycle of PDE was the study for integration of the hydroelectric complex of Belo Monte, which relies on the effective participation of the Eletrobras System's companies in the conception of transmission alternatives that enable to drain the power from this hydroelectric plant in the North, Northeast and Southeast regions.

In 2009, the preparation of the Basic Project for the transmission system that interconnects the power plants of Rio Madeira, Santo Antônio and Jirau with the Brazilian Interconnected System, with around 2,375 Km of extension, was also started.

The implementation of the transmission developments has been strongly affected due to the long term required to the environmental licenses grant – Preliminary License (Licença Prévia - LP) and Installation License (Licença de Instalação - LI). Even so, in 2010, the companies of the Eletrobras System incorporated to the Brazilian Interconnected System (basic network) approximately 819 km of transmission lines, 2,568 MVA in transformation capacity in substations, as well as 1,000 Mvar of reactive compensation. In addition, the companies of the Eletrobras System, in partnership with private entrepreneurs, constituting the Special Purpose Companies (SPC), incorporated, in 2010, 62.70 km of transmission lines to the Brazilian Interconnected System (basic network).

Regarding developments in progress, in the national scope (developments across North, Southeast and Midwest regions) are the transmission works connected to the power plants of Madeira River, which is expected to power-up by April 2013.  The relevant milestone was the LI grant of the Porto Velho Collecting SS in July 2010 and the beginning of the civil works operation, as well as the LI grant of the Collecting TL 230 kV Porto Velho / Porto Velho in August 2010. The main equipment of the Rectifying Station No. 1 and Inverting Station No. 1 was already acquired and are in manufacturing process.  Direct current lines and bi-poles No. 1 and No. 2 continue in environmental licensing stage, whereas the conductive cables and metallic structures were already acquired.

In the North region, there is the concession of environmental licenses (LP and LI) on 08/10/2010 and 11/04/2010, respectively, for the TL 500 kV Oriximiná / Silves / Lechuga development, previously named Oriximiná / Itacoatiara / Cariri. In November 2010, after 10-month delay in comparison to the original schedule and after the permission by the environmental body, activities of mobilization of the construction site were started to begin the construction.

In the Northeast region, most projects still rely on environmental licenses in order to begin the construction works.

Auction of Transmission Lines and Substations

During 2010, the companies of the Eletrobras System participated in 3 transmission auctions, promoted by Aneel, competing with investors from Brazil and abroad.  The success achieved by Eletrobras System in the auctions shows the power and capability of the companies, buying 10 of 20 lots auctioned, comprising a total of 519 km of transmission lines, which represent around 34% of the total offered (1,511 km). The operation of those developments will provide the Eletrobras System with Annual Revenues Allowed (RAP) of around R$ 36.09 million, corresponding to own developments. There is also the participation in the auctions above of the companies of Eletrobras System in partnership with private entrepreneurs, which will provide a RAP proportional to the equity interest in the approximate amount of R$ 1.62 million.

Electric Power Distribution:

The Eletrobras’ distribution activities comprise a relatively small proportion of its global operations. The following companies of the Eletrobras’ group perform distribution activities in compliance with concessions for distribution granted by ANEEL: Amazonas Energia, Distribuição Alagoas, Distribuição Piauí, Distribuição Rondônia, Distribuição Roraima and Distribuição Acre.

The Eletrobras’ transmission and distribution network is composed by aerial transmission lines and substations with various voltage bands.  Customers served by Eletrobras through its distribution network are classified by the voltage level.  Regarding distribution to state service rendering companies and to industries, Eletrobras distributes electricity at higher voltage levels (up to 750 kV), whereas the distribution to residences and certain commercial companies is performed at more reduced voltage levels (either 230 kV, or 138 kV, or 69 kV).

Tariff Revision:

The Tariff Readjustment Indexes (Índices de Reajuste das Tarifas - IRT´s) of the Electric Power Distribution Companies established by Aneel, in 2010, are described in the table below:

Tariff Readjustment Index - IRT	ED Amazonas	ED Acre	ED Alagoas	ED Piauí	ED Rondônia	ED Roraima
Economic IRT	3.22%	16.81%	8.32%	7.45%	17.06%	3.71%
Financial Components	3.64%	0.00%	4.39%	-1.36%	0.00%	-1.86%
Total IRT	6.86%	16.81%	12.71%	6.08%	17.06%	1.86%
Average Captive Consumer Effect	-2.08%	7.42%	6.56%	1.80%	10.60%	1.31%

Regarding Distribuição Rondônia and Distribuição Acre, the total IRTs would be 22.61% and 21.76%, respectively. In order to reduce the impact of the high increase of tariffs to consumers, Eletrobras requested that the financial components of 5.55% and 5.58%, respectively, were deferred. Such amounts will be considered as financial components in the readjustments of 2011 updated by the variation of the General Market Price Index (IGP-M).

Electric Power Trading:

The electric power volume supplied to the final consumer of all distribution companies of Eletrobras increased in 11.8% in 2010, in comparison to 2009. The highest increase was one of the industrial class – 15.6% - due to the resumption of production of productive activities of many industries after the economic crisis of 2009. The residential and commercial classes also had expressive increases – 13.5% and 11.5% - respectively – due to the significant increase of the connections of new consumers, as well as due to the increase of the workers’ income.

The participation of the main consumer classes in the total consumption was practically maintained in 2010, residential 35.5%, industrial 21.8% and commercial 20.7%.

Among the companies with the highest participation in the electric power trading is Distribuição Amazonas with 37.4% and Distribuição Alagoas, with 19.4%. The first one, unlike the others, has a great participation in the electric power consumption in the industrial class, given the importance of the Industrial Pole of Manaus, with 34.3% of the total traded by such supplier in 2010. Regarding Distribuição Alagoas, the residential class corresponded to 36.9% of the total supplied by the supplier.

The suppliers that had the highest growth in the electric power supply in the last year were Distribuição Piauí (17%), Distribuição Rondônia (14.2%) and Distribuição Acre (10.7%). All of them were stimulated by the higher growth of the residential class. Regarding Distribuição Piauí, there was a significant program for regularization of consumers. Concerning Distribuição Rondônia, the growth is connected to the large population contingent attracted by the works of the hydroelectric complex of Madeira River (power plants of Jirau and Santo Antônio). Amazonas Energia, Distribuição Alagoas and Distribuição Roraima had lower growths: 10.4%, 9.4% and 8.1%, respectively.

Consolidated Electric Power Supply of the Eletrobras companies - (GWh)
Class	2010	2009	2008	2007	2006
Residential	4,574	4,030	3,753	3,331	3,146
Commercial	2,662	2,387	2,226	2,009	1,895
Industrial	2,814	2,443	2,628	2,465	2,384
Rural	539	508	490	400	414
Other Classes	2,193	2,159	2,061	1,561	1,718
Total	12,782	11,527	11,158	9,766	9,557

Loss Control:

In general, in 2010, all distribution companies of Eletrobras System presented decrease in the percentage levels of losses on the electric power injected. The companies Distribuição Acre and Distribuição Piauí had reductions above two percentage points.

In 2011, with funds from the World Bank, the project will be extended to the other distribution companies. Involving actions of technological dimension and based on telemetering of consumption units with great participation in the company’s turnover, such project will provide a reduction of losses and will contribute to the protection of approximately 64% of the revenue of the distribution companies.

Companies	Technical Losses		Non-technical Losses		Total Losses
	2010	2009	2010	2009	2010	2009
ELB Amazonas	2.10%	1.92%	40.30%	40.78%	42.40%	42.70%
ELB Acre	11.87%	12.71%	12.22%	13.49%	24.09%	26.20%
ELB Alagoas	8.42%	8.80%	23.03%	22.54%	31.45%	31.34%
ELB Piauí	12.60%	13.60%	20.91%	21.87%	33.51%	35.47%
ELB Rondônia	10.00%	10.00%	23.99%	21.54%	33.99%	31.54%
ELB Roraima	8.10%	7.62%	8.03%	9.47%	16.13%	17.09%

Supply Interruptions (DEC and FEC):

In view of the goals per sets of consumers established by Aneel, in 2010 no company was able to comply, in a satisfactory manner, with the service quality required by the agency, which means that more than 60% of the total consumers had their services affected.

Amazonas Energia assessed an index of Supply Interruptions per Consumer (DEC) of 72 and index of Frequency of Interruptions per Consumer (FEC) of 60, exceeding the limit established by Aneel in the two indexes.

Significant reductions of those rates require great investments in the electric system expansion, as well as continuous improvement in the preventive maintenance process and substations and distribution networks improvement, which will surely contribute to the establishment and maintenance of the DEC and FEC levels within the rates established by the regulating agent.

Supply Interruptions per Consumer (DEC) – Hour/Year
Year	ED Acre	ED Alagoas	ED Amazonas	ED Amazonas	ED Piauí	ED Rondônia	ED Roraima
			Capital	Countryside
2009	47	21	52	104	44	34	9
2010	45	20	72		41	32	17

Frequency of Interruptions per Consumer (FEC) – Number of Interruptions/Year
Year	ED Acre	ED Alagoas	ED Amazonas Capital	ED Amazonas	ED	ED	ED
				Countryside	Piauí	Rondônia	Roraima
2009	42	16	31	107	33	42	21
2010	44	14	60		32	30	22

Delinquency:

In 2010, there was a decrease of 6.6% in the rated inventory of delayed debts, decreasing to R$ 1.002 billion against R$ 1.073 billion, in 2009.

The companies that most contributed to such decrease were Amazonas Energia with a decrease corresponding to 34.3%, Distribuição Alagoas with a decrease corresponding to 5.5% and Distribuição Acre with a decrease corresponding to 21.5%. The first one had a decrease of R$ 113.4 million of the delinquency inventory in comparison to December 2009, regarding the write-off of debts considered unlikely to be recovered.

The second one decreased the delinquency inventory in approximately R$ 100 million by using the same write-off procedure, plus a negotiation of the debt of the industrial sector, in the amount of R$ 17 million, and plus R$ 8.5 million as a result of the negotiations with 34 city halls and 2 hospitals between July and September 2010.  Regarding the Distribuição Acre, the decrease was 21.5%, mainly due to the negotiation with public utility company in the amount of R$ 17.6 million and with some city halls in the amount of R$ 8.8 million.

All distribution companies of Eletrobras are adopting intensive practices in order to decrease the delinquency. In that context, in order to obtain better results next year, an Action Plan was created for 2011, which includes the following actions: to define new model for administrative collection and outsourced disconnections, to perform wide cleaning of the customers’ registration, to institutionalize the negative entry in SPC/Serasa (credit protection services), to centralize in the headquarter the management of the disconnection in the entire State, to open customer service agencies in all municipal headquarters, to deploy new process of outsourced legal collection, to systematize the negative entry in Cadin (credit protection service), to implement inspirational campaign intended to the own and third party employees and to promote institutional marketing actions focused on instructional campaigns.

Consolidated Delinquency of Suppliers – R$ thousand
Class	2010	2009	2008
Residential	190,321	268,310	245,998
Commercial	113,374	127,401	119,962
Industrial	194,758	203,013	171,965
Rural	60,268	53,365	46,462
Public Authority	168,159	162,930	143,700
Public Utility	221,403	203,979	306,566
Public Lighting	54043	53,922	65,199
Total	1,002,326	1,072,920	1,099,852

Customer Service:

In 2010, regarding customer service, the six electric power distribution companies of Eletrobras System achieved the following marks:

Description	2010	2009
Total Consumers	3.292.599	3.124.017
Total Municipalities Served	463	464
Amount of Service Agency/Service Stations	351	348
Total Services Provided (Agency and Stations)	2.750	2.388
Amount of Service Stations	162	131
Total of Calls Answered (CTAs)	4.237.033	4.141.506

Electric Power Supply:

	Electric Power Distribution of Suppliers - GWh
	2009	2010	Growth (%)	Interest (%)
Amazonas Energia	4,274	4,716	10.34	1.1
Distribuição Acre	623	690	10.75	0.2
Distribuição Alagoas	2,285	2,503	9.54	0.6
Distribuição Piauí	1,897	1,897	16.97	0.5
Distribuição Rondônia	1,907	2,177	14.16	0.5
Distribuição Roraima	440	477	8.41	0.1
Total	11,426	12,016	11.9	3.1
Brazil	388,204	419,016	7.9	100

Shareholdings:

The Eletrobras’ equity participation is present in the activities of electric power generation, transmission and distribution, as follows: 13 subsidiaries and 78 affiliates, with minority equity participation, including Special Purpose Companies – SPE. Moreover, Eletrobras has 50% of equity participation in the Itaipu Binacional's capital and 81.61% in Eletrobras Eletropar’s, and it is also supporter of the Centro de Pesquisa de Energia Elétrica – Cepel.

Following is information regarding subsidiaries controlled by Eletrobras:

Generation and Transmission Companies

Eletronuclear:

Eletronuclear - Eletrobras Termonuclear S.A. is a company controlled by Eletrobras and it has as main business the construction and operation of nuclear power plants, generation of electric power produced by them and the performance of engineering and related services. Those activities are regulated and inspected by the Brazilian Electricity Regulatory Agency – ANEEL, linked to the Ministry of Mines and Energy. Within the scope of that object, the company has been basically exercising activities of exploration of power plants Angra 1 and Angra 2, with nominal power of 1,990 MW, as well as the maintenance of the conditions to build the third nuclear-electric unit, called power plant Angra 3. The electric power generated by the company is exclusively supplied to the subsidiary Furnas - Centrais Elétricas S.A. (related party), upon electric power purchase and sale agreement.

Eletrosul:

Eletrosul - Eletrosul Centrais Elétricas S.A. has as main purpose the electric power transmission and generation in the States of Santa Catarina, Paraná, Rio Grande do Sul and Mato Grosso do Sul, and through interest in the Specific Purpose Companies in the States of Rondônia, Paraná, Santa Catarina and Rio Grande do Sul. The company can also perform studies, projects, construction, operation and maintenance of facilities of electric power transmission and generation systems, considering that those activities are regulated by the Brazilian Electricity Regulatory Agency (ANEEL), attached to the Ministry of Mines and Energy (MME). In addition, the concessionaire is authorized to participate in consortiums or have equity participation in other companies, with the purpose of developing activities in the electric power area. Eletrosul is a closely held company controlled by Eletrobras.

Itaipú:

Itaipu Binacional is a binational entity created and governed, in equality of rights and obligations, by the Treaty executed on April 26, 1973 between the Federative Republic of Brazil and Republic of Paraguay, also referred to as High Contracting Parties, and its capital belongs in equal parts to Eletrobras and Administración Nacional de Electricidad – ANDE. Its purpose is the hydroelectric utilization of water resources of Paraná river that belongs to two countries in condominium, since and including Salto de Guaíra up to mouth of Iguaçu river, upon the construction and operation of a Hydroelectric Plant, with total capacity available for hiring 12.6 million kW, generating quality electric power, with social and environmental responsibility that stimulates sustainable, economic, tourism and technological development in Brazil and Paraguay.

Chesf:

Chesf - Companhia Hidroelétrica do São Francisco is an electric power public utility concessionaire controlled by Eletrobras focused on generating, transmitting and trading electric power. Its generation system is hydrothermal, with predominance of hydroelectric plants, liable for percentage superior to 97% of the total production. The Chesf’s transmission system is composed by 18,723 km of transmission lines in operation, from which 5,122 km are transmission circuits in 500 kV, 12,792 km are transmission circuits in 230 kV, 809 km are transmission circuits in lower voltages, 100 substations with voltage higher than 69 kV and 762 transformers effectively in operation in all voltage levels, totaling a transformation capacity of 44,181 MVA, in addition to 5,683 km of optical fiber cables.

Eletronorte:

Eletronorte - Centrais Elétricas do Norte do Brasil S.A. is an electric power public utility concessionaire, controlled by Eletrobras, with operations in the States of Acre, Amapá, Amazonas, Maranhão, Mato Grosso, Pará, Rondônia, Roraima and Tocantins. Since 2003, with the gradual release of its supply agreements – initial agreements – at 25% per annum, according to provision included in Act 9.648, of May 27, 1998, Company started to serve the other regions of the country. Operations of the electric power generation company are performed in 4 hydroelectric plants, with installed capacity of 8,694,00 MW and 7 thermal plants, with capacity of 600.33 MW, which composes an installed capacity of 9,294.33 MW.  The electric power transmission is performed by a composed system of 9,192.13 Km of transmission lines, 43 substations in the Brazilian Interconnected System – SIN, 695.89 Km of transmission lines, 10 substations in the isolated system, which amounts a total of 9,888.02 Km of transmission lines and 53 substations. Company also holds shares in the integral subsidiary Boa Vista Energia S.A., in Estação Transmissora de Energia S.A. and equity participation in Specific Purpose Companies – SPE, of electric power generation and transmission.

Furnas:

Furnas Centrais Elétricas S/A. (Furnas) is controlled by Eletrobras that operates in the generation, transmission and commercialization in the region of Distrito Federal and States of São Paulo, Minas Gerais, Rio de Janeiro, Paraná, Espírito Santo, Goiás, Mato Grosso and Tocantins and companies that hold shares in Specific Purpose Companies in the regions of Tocantins, Rondônia and border between the States of Santa Catarina and Rio Grande do Sul. The electric power commercialization is performed with electric power distributors and consumers of the entire country. Furnas’ electric power production system is composed by 8 hydroelectric plants exclusively owned, 2 in partnership with the private initiative with an installed power of 8,662 MW, and 2 thermal plants with 796 MW of capacity, totaling 9,458 MW.

Distribution Companies

Distribuição Alagoas:

Distribuição Rondônia - Companhia Energética de Alagoas (Ceal) owns concession to distribute electric power in all municipalities of the State of Alagoas with the Brazilian Electricity Regulatory Agency – ANEEL upon the Concession Contract 07/2001-ANEEL, and its first additive term celebrated, respectively, on May 15, 2005 and June 08, 2010 in force until July 07, 2015.  Its main purpose is to design, build and explore the distribution public utility to final consumers of electric power. Eletrobras holds 100% of its capital stock.

Distribuição Rondônia:

Distribuição Rondônia- Companhia Energética de Rondônia S.A. (Ceron) owns concession to distribute electric power in all municipalities of the State of Rondônia with the Brazilian Electricity Regulatory Agency – ANEEL, upon the Concession Contract 05/2001-ANEEL, and its first additive term celebrated, respectively, on February 12, 2001 and November 11, 2005 in force until July 07, 2015. Its main purpose is to design, build and explore the distribution public utility to final consumers of electric power. Eletrobras holds 100% of its capital stock.

Distribuição Piauí:

In compliance with the Concession Contract No. 04/2001-ANEEL, entered into with the Brazilian Electricity Regulatory Agency – ANEEL, on 02/12/2001, Distribuição Piauí - Companhia Energética de Piauí (Cepisa) owns the concession to distribute electric power in all State of Piauí, until July 07, 2015, with possibility of extension for the period of up to 20 years. The main business of Cepisa is the electric power distribution, supplying all 224 municipalities of the State of Piauí, with concession area of 251.5 km² and 3,032 thousand people, serving more than 892 thousand consumers, through lines and substations, in voltages of 138/69/34.5/13.8/7.97 kV. Eletrobras holds 100% of Cepisa’s capital stock.

Amazonas Energia:

The main business of Amazonas Energia - Amazonas Energia S.A. is to generate, distribute and trade electric power in the State of Amazonas. Amazonas Energia has own generation (1,600.60 MW) and complements its need to serve consumers buying electric power from independent producers.  Eletrobras holds 100% of the capital stock.

Distribuição Roraima:

Distribuição Roraima - Boa Vista Energia S.A. is a closely held, privately-owned company, controlled by Eletronorte, with operation in the City of Boa Vista – RR. In a statutory manner, its main businesses are: to explore electric power utilities by performing studies, projects, substations, electric power transmission lines and distribution networks and practice of the trading acts required to perform those activities.  Distribuição Roraima owns concession with Brazilian Electricity Regulatory Agency – ANEEL Concession Contract 21/2001 - ANEEL 03.21.2001 and 1st Addendum of 10.14.2005, to distribute electric power in the Municipality of Boa Vista – RR, until 2015, serving about 98% of consumers.

Other Companies

Companhia Energética do Maranhão (CEMAR) – it is an electric power public utility concessionaire intended to design, build and explore electric power sub-transmission systems, transformation, distribution and trading. Company has its shares negotiated only in the Organized Over-the-Counter Market of BM&FBovespa.

Eletrobras Participações S.A. (ELETROPAR) – controlled by ELETROBRAS, it is linked to the Ministry of Mines and Energy and its corporate business is the participation in the capital stock of Eletropaulo – Eletricidade de São Paulo S.A. and other companies.

Companhia Estadual de Geração e Transmissão de Energia Elétrica (CEEE-GT) – it is a publicly-held corporation, whose controlling shareholder is the State of Rio Grande do Sul through Companhia Estadual de Energia Elétrica - CEEE-Par, company that holds 65.92% of its total capital.  The concessionaire has as purpose to design, build and explore electric power production and distribution systems, as well as to develop activities that are focused on the identical purpose; the private and public services rendering, in the electric power sector; the exploration of its infrastructure, with the purpose of generating alternative, complementary and additional revenues, including from the associated projects.  Company owns the concession to distribute electric power in 217 municipalities of the State of Maranhão, comprising a concession area of 333 mil Km2, regulated by the Concession Contract No. 060 of August 28, 2000, entered into between ANEEL, CEMAR and the controlling shareholder, which remains with the expiration term until August 2030, with the possibility to be extended for another period of 30 years.

Companhia Transmissão de Energia Elétrica Paulista (CTEEP) – it is a publicly-held corporation, authorized to operate as electric power public utility concessionaire, whose main business is the planning, construction and operation of electric power transmission systems.

Centrais Elétricas do Pará S.A. (CELPA) – it is a joint stock publicly-held corporation, under the share control of company QMRA Participações S.A., which operates in the electric power distribution and generation within the area of its legal concession that comprises the entire State of Pará, serving consumers in 143 municipalities. According to the Contract of Electric Power Distribution Concession 182/1998, entered into on 7/28/1998, the concession term is 30 years, with duration up to 7/28/2028, renewable for equal period. In addition to the distribution contract, Company owns Generation Concession Contract 181/98 of 34 Thermal Plants, from which 11 are company-owned plants and 23 third party plants, to explore the electric power generation for 30 (thirty) years, until 7/28/2028, renewable for equal period.

Empresa Metropolitana de Águas e Energia S.A. (EMAE) – it is the concessionaire of a hydroenergetic complex located at Alto Tietê, centralized in the Hydroelectric Plant Henry Borden. EMAE also owns two small hydroelectric plants, HEU Rasgão and HEU Porto Góes, both at Tietê River. HEU Isabel is located in Vale do Paraíba, Municipality of Pindamonhangaba, but it is currently out of operation. Publicly-held corporation.

Lajeado Energia S.A. (Lajeado) – it is a closely-held corporation, controlled by EDP Energias do Brasil S.A., which has as corporate purpose the generation and trading of electric power of any origin and nature, preparation of feasibility studies and projects, promotion of construction, operation and maintenance of generation plants.  Company holds 73% of the total capital of Investco S.A., publicly-held corporation that has as main purpose studies, planning, projects, constitution and exploration of systems of electric power production, transmission, transformation, distribution and trading, specially the exploration of Hydroelectric Plant Luís Eduardo Magalhães and Associated Transmission System (HEU Lajeado), in the State of Tocantins, under the terms of the Contract of Concession of the Public Asset Use 05/97 – ANEEL for 35 years, until 2033.

Centrais Elétricas Matogrossenses S.A. (CEMAT) – it is a joint stock publicly-held corporation, under the share control of the companies Rede Energia S.A. and Inepar S.A.- Indústria e Construções, which operates in the electric power distribution area, in addition to the own generation through thermal plants to serve isolated systems in its legal concession area, which comprises the entire State of Mato Grosso, serving consumers in 141 municipalities.  According to the Contract of Electric Power Distribution Concession 03/1997, entered into on 12/11/1997, the concession term is 30 years, with duration up to 12/11/2027, renewable for equal period. In addition to the distribution contract, Company owns the Generation Concession Contract 04/1997 of 7 Thermal Plants, with the respective associated substations, until 12/10/2027.

SPCs

Throughout the last years, Eletrobras executed investments in partnerships in projects with the private initiative, where it performs as minority shareholder by holding preferred shares. Those developments have as purpose the operation in the electric power generation and transmission areas, whose allocated amounts are classified in the assets (investments) of Eletrobras. Equally, considering the needs of expansion of investments in the Electric Sector, companies controlled by Eletrobras have interests, in a minority manner, with common shares, in companies of concession of electric power utilities, classified in the assets (investments) of Eletrobras.  Information on the mentioned companies is the following:

STN – It was created by Chesf and Cia. Técnica de Engenharia Elétrica - Alusa, for exploration of the concession of transmission line of 546 km, in 500 kV, in the extension of Teresina (PI) - Sobral and Fortaleza (CE). Sistema de Transmissão Nordeste’s capital is distributed in the following proportion: Alusa 51% and Chesf 49%. The development was concluded in December 2005 and commercial operation was started in January 2006.

Manaus Construtora Ltda. – It was created on April 06, 2009. The Company is partner of it with 195 quotas, in conjunction with Abengoa Holding, with 505 quotas and Eletronorte, with 300 quotas. This company has as purpose the construction, mounting and supply of materials, workforce and equipment to the transmission line 500 kV Oriximiná/Cariri, substation Itacoatiara 500/138 kV and SS 500/230 kV, to be integrated to the Basic Network of the Brazilian Interconnected System.

Artemis Transmissora de Energia – Corporation whose purpose is the exploration of transmission lines in 525 kV, connecting Salto Santiago - Ivaiporã and Ivaiporã - Cascavel D’Oeste, where the subsidiary Eletrosul has 49% of interest in the capital stock shares, with the beginning of its operations in October 2005.

Uirapuru Transmissora de Energia – It was incorporated in 2004, for the construction, operation and maintenance of 120 Km of transmission lines 525 kV, Ivaiporã (PR) - Londrina (PR), with concession for 30 years. Eletrosul holds 49% of the representative shares of the Uirapuru’s capital stock, and the company Cymi Holding S.A. holds 51%. The transmission line started to operate in 2006.

Empresa Transmissora do Alto Uruguai (ETAU) – SPC incorporated for the construction, operation and maintenance of 187 Km of Transmission line 230 kV, Campos Novos (SC) - Barra Grande (SC) - Lagoa Vermelha (RS) - Santa Marta (RS), with concession for 30 years. Eletrosul holds 27.4% of the ETAU’s capital stock shares and Terna Participações S.A. holds 52.6%, DME Energética Ltda holds 10% and Companhia Estadual de Energia Elétrica - CEEE holds 10%. The transmission line started to operate in 2005.

Energia Sustentável do Brasil (ESBR) - It has as purpose the exploration of the concession and trading of the electric power from the Hydroelectric Plant Jirau, at Madeira River, (RO), with minimum installed power of 3,300 MW, and its operation is expected to begin in 2013. Eletrobras System holds 40% of the company’s capital (Chesf - 20% and Eletrosul 20%) along with the companies Suez Energy South America Participações Ltda. (50.1%) and Camargo Corrêa Investimentos em Infraestrutura S.A. (9.9%). The development concession term is 35 years.

Norte Brasil Transmissora de Energia – It has as purpose the construction, deployment and operation and maintenance of the Public Utility of Electric Power Transmission of the Basic Network of the Brazilian Interconnected Electric System, composed by the Collecting Transmission Line Porto Velho – Araraquara, extension 02, in Direct Current, in approximately 600 kV, with concession for 35 years. Eletrobras System holds 49% of the capital stock shares (Eletrosul holds 24.5% and Eletronorte 24.5), and Andrade Gutierrez Participações holds 25.5% and Abengoa Concessões Brasil Holding S/A holds 25.5%

Estação Transmissora de Energia - It has as purpose the construction, deployment and operation and maintenance of the Public Utility of Electric Power Transmission of the Basic Network of the Brazilian Interconnected Electric System, composed by the alternating current/direct current Rectifying Station 1, and direct current/alternating current Inverting Station 1, 600/500 KV – 2950 MW, with concession for 35 years. Eletrobras System holds 49% of the capital stock shares (Eletrosul holds 24.5% and Eletronorte 24.5), and Andrade Gutierrez Participações holds 25.5% and Abengoa Concessões Brasil Holding S/A holds 25.5%.

Porto Velho Transmissora de Energia – It has as purpose the deployment, operation and maintenance of the Collecting Transmission Line Porto Velho (RO), Collecting Substation Porto Velho (RO), in 500/230 KV, and two AC/DC/AC Back-to-Back Converting stations, in 400 MW, as well as other facilities, with concession for 35 years. Eletrobras System holds 49% of the capital stock shares (Eletrosul holds 24.5% and Eletronorte 24.5), and Andrade Gutierrez Participações holds 25.5% and Abengoa Concessões Brasil Holding S/A holds 25.5%.

Amazônia Eletronorte Transmissora de Energia – It was incorporated for the construction, operation and maintenance of 2 transmission lines in 230 KV, Coxipó (MT) - Cuiabá (MT), with extension of 25 km and Cuiabá (MT) - Rondonópolis (MT) with extension of 168 km, and its commercial operation was started in August 2005. Eletronorte holds 49% of the AETE’s capital stock.

Intesa - Integração Transmissora de Energia – It was incorporated for the construction, deployment and maintenance of the Electric Power Transmission line in 500kV, in the extension of Colinas - Serra da Mesa 2, 3rd circuit, with concession for 30 years. Intesa’s capital is distributed in: Eletrobras System holds 49% (Chesf - 12% and Eletronorte - 37%) and Fundo de Investimentos em Participações Brasil Energia - FIP, holds 51%. The Intesa’s commercial operation was started in 2008.

Energética Águas da Pedra – It originated in the Aripuanã Consortium, related to the hiring of electric power from new developments, with posterior concession grant within the Regulated Hiring Environment, for the deployment of the HEU Dardanelos. Eletrobras System holds 49% of the capital stock (Chesf – 24.50% and Eletronorte – 24.50%) along with Neoenergia S.A. which holds 51%. The Plant will be deployed at the Aripuanã River, located in the North of the State of Mato Grosso, with power of 261 MW, and total secured electric power of average 154.9 MW. The first machines are expected to start operations in 2011, with average 147 MW traded for the period from 2011 to 2041, with concession duration for 35 years.

Amapari Energia – It was incorporated in 2007 in partnership with MPX Energia S.A. and Eletronorte, which has as purpose to establish itself as Produtor Independente de Energia Elétrica - PIE (Independent Producer of Electric Power), with initial installed capacity of 23.33 MW. It’s a thermal power plant (TPP) propelled by diesel oil, in the Municipality of Serra do Navio, in the State of Amapá. Eletronorte’s interest is 49% and MPX Energia’s is 51%.

Brasnorte Transmissora de Energia – It was created in 2007 with the purpose of exploring the concession of the Transmission Line Juba - Jauru, 230 kV, with 129 Km of extension;  Transmission Line Maggi - Nova Mutum, 230 kV, with 273 Km of extension; Substation Juba, 230/138 kV and Substation Maggi, 230/138 kV. Eletronorte’s participation in the capital stock of the mentioned Company is 49.71%, Terna Participações S/A 38.70% and Bimetal Ind. e Com. de Produtos Metalúrgicos Ltda. 11.62%.

Manaus Transmissora de Energia – It was created in 2008 by Amazônia Consortium, with interests of 30% of Eletronorte, Abengoa Concessões Brasil Holding with participation of 50.50% and Chesf with participation of 19.50%, with the purpose of building, operating and maintaining facilities of the Transmission Line Oriximiná (PA)/Itacoatiara(AM), double circuit, 500KV, with extension of 374 KM, TL Itacoatiara(AM)/Cariri(AM), 500KV double circuit, with extension of 212 Km, Substation Itacoatiara in 500/230 KV, 1,800MVA.

Enerpeixe – It has as purpose the construction and operation of HEU Peixe Angical, located at Tocantins River, whose generation capacity is 452 MW. Furnas holds 40% of the capital stock of the mentioned company and its operations started in May 2006.

Transleste – It was created in 2003 with the purpose of deploying and exploring, for 30 years, the transmission line that connects Montes Claros (MG) - Irapé (MG), in the voltage of 345 kV, with 150 km of extension. Furnas’s interest in the company corresponds to 24% of the capital stock. The transmission line started to operate in 2005.

Transudeste – It was created in 2004 with the purpose of deploying and exploring, for 30 years, the transmission line that connects Itutinga (MG) - Juiz de Fora (MG), in the voltage of 345 kV, with 140 km of extension.  Furnas’s equity participation in the company corresponds to 25% of the capital stock. The transmission line started to operate in 2007.

Transirapé – It was created in 2004 with the purpose of building, operating and maintaining facilities of the electric power transmission lines Irapé (MG) - Araçuaí (MG), in the voltage of 230 kV, with 65 km of extension. Furnas’s equity participation in the company corresponds to 24.5% of the capital stock. The transmission line started to operate in May 2007.

Chapecoense – It has the purpose of building and exploring the HEU Foz do Chapecó, located at Uruguai River. Furnas holds 49.9% of the Capital Stock of the company that will manage the Plant, with power of 855 MW, which will be operated by the Chapecoense consortium composed by CPFL (51%), Chapecoense, (40%), and CEEE-GT (9%), and Furnas will be liable for the performance of the engineering activities of the owner, in a service manner. The first machine is expected to start operations in August 2010.

Serra do Facão – It was incorporated with the purpose of building and operating the HEU Serra do Facão, with installed power of 210 MW, located at São Marcos River, in the State of Goiás. Furnas’ equity participation in the consortium is 100%. The first machine is expected to start operations in May 2010.

Retiro Baixo – It is called Retiro Baixo Energética S.A., and it was created with the purpose of deploying and managing the HEU Retiro Baixo, with installed power of 82 MW, located at Paraopeba River, in the municipalities Curvelo and Pompeu in the State of Minas Gerais. FURNAS’ holds 49% of the capital stock, works were started in March 2007, and the first machine started to operate in 2010.

Baguari Energia – It was incorporate with the purpose of deploying and exploring the HEU Baguari, located at Doce River, in the State of Minas Gerais, with capacity of 140 MW and deployment expected for 2009. Furnas holds 30.61% of the capital stock and the investment balance on December 31, 2009 is totally registered as advance for future capital increase.

Centroeste de Minas - It was created in 2004 with the purpose of deploying and exploring, for 30 years, the transmission line that connects Furnas (MG) - Pimenta (MG), in the voltage of 345 kV, with 75 km of extension. Furnas’s equity participation in the company corresponds to 49% of the capital stock.

Consórcio Madeira Energia S.A (MESA) – It was incorporated in 2007 with the purpose of building and operating the project for the construction of the HEU Santo Antônio, at Madeira River, (RO). MESA Consortium’s capital stock has interests of Furnas (39%), Odebrecht Investimentos (17.6%), Andrade Gutierrez Participações (12.4%), Cemig (10%), Fundos de Investimentos e Participações da Amazônia (20%) and Construtora Norberto Odebrecht (1%).

IE Madeira – It was created with the purpose of building, deploying, operating and maintaining electric power transmission facilities of the basic network of the Interconnected System, Collecting TL Porto Velho - Araraquara, extension 01, in DC, 600 KV, Rectifying Station number 02 AC/DC, 500 KV/+ 600 KV – 3,150 MW, Inverting Station number 02 DC/AC, 600 KV/5020KV – 2,950. Eletrobras System holds 49% of the capital stock shares (Furnas 24.5% and Chesf 24.5%) and CTEEP 31%.

IGESA – It was created in 2008 with the purpose of performing technical-economic, environmental and legal feasibility studies, deploying and exploring the hydroelectric plant Inambari (Peru), at the Inambari River and the Exclusive Use Transmission system, which interconnects Peru to Brazil, as well as importing and exporting goods and services. Eletrobras System holds 49% of the capital stock shares (Furnas 19.6% and Eletrobras 29.4%). The company is in the pre-operating stage.

Transenergia – It was created with the purpose of building, deploying, operating and maintaining the electric power transmission line of the basic network of the Brazilian Interconnected Electric System Lot C, of the Auction 008/2008-ANEEL. Furnas’s participation in the Company corresponds to 49% of the capital stock.

Norte Energia S.A. - On August 26, 2010, the special purpose company, Norte Energia S.A., in which Eletrobras holds interests (49.98%), executed the Contract of the Concession of Public Asset Use for the electric power generation, whose purpose is to regulate the exploration of the hydraulic power potency located at Xingu River, called Hydroelectric Plant Belo Monte, as well as of the respective Transmission Facilities of Restrict Interest of the Hydroelectric Plant, for 35 years.

As the Eletrobras’ portfolio has its papers concentrated in companies with fixed or regulated revenue, it presents lesser volatility than the market, which characterizes it as a conservative portfolio.

In 2010, the market value of the Eletrobras’ equity participation in companies whose shares are negotiated in Stock Exchange was higher than R$ 6.8 million, and its variation presented adherence mainly with the Índice de Energia Elétrica – IEE (Electric Power Index).

Other Investments and Holdings:

In addition to equity participation, Eletrobras owns public debt bonds deriving from the privatization process of the Brazilian Electric Sector in the 90’s, following are the most relevant ones:

▪   CFT-E1 - Certificados Financeiros do Tesouro (Financial Certificates of Treasury): Public bonds with compensation equivalent to the General Market Price Index (IGP-M) variation, with redemption date established after August 2012.

▪   NTN-P (Treasury Notes, P Series) – Public bonds received as compensation by the disposal of corporate investments in the scope of the National Privatization Program – PND. Such bonds has compensation equivalent to the Reference Rate (Taxa Referencial – TR), disclosed by the Central Bank of Brazil, with interests of 6% p.a. incurring on the amount updated with the redemption date established after February 2012.

Other Activities:

In addition to the activities above, the Company’s Bylaws also establishes the following activities: (i) cooperate with the Ministry to which it is bond in the formulation of the electric power policy of the country; (ii) grant funding to electric power utility concessionaires under its control, and provide guarantee, within the country or abroad, to its benefit, as well as acquire debentures issued by itself; (iii) grant funding and provide guarantee, within the Country or abroad, in benefit of technical and scientific entities of research under its control; (iv) promote and support researches of interest in the energy sector, related to the electric power generation, transmission and distribution, as well as studies of reservoirs utilization for multiple purposes; (v) contribute to the education of the technical staff required to the Brazilian electric sector, as well as to the preparation of qualified workers, through specialized courses, and also grant support to schools of the Country or scholarships abroad, executing agreements with entities that contribute to the education of the specialized technical staff; and (vi) technically and administratively collaborate with companies whose capital interests in shares and with bodies of the Ministry to which it is bond.

Eletrobras’ Management and Strategic Planning:

Strategic Actions Program of the Eletrobras System (PAE – 2009-2012)

In February 2009, the Management of Eletrobras presented to its Board of Directors and presidents of the Eletrobras companies, the Strategic Actions Program of the Eletrobras System for the period of 2009-2012.

Approved by the Board in March 2009, the PAE 2009-2012 had the purpose of expediting the approval and execution of actions that are essential to the Transformation of the Eletrobras System and foresaw investments of R$ 8.7 billion in 2009, from which R$ 7.0 billion were intended to the generation and transmission and around R$ 1 billion to the distribution companies of North and Northeast.

The PAE 2009-2012 worked with a structure comprised by Strategic Objectives, Critical Success Factors and Goals, always in line with the 2010-2020 Strategic Plan of the Eletrobras System. In addition to the investments mentioned, it also contemplated actions in the scope of Corporate Governance, Corporate Management, Internationalization, Personnel Management and Image of the Company.

In 2010, the monitoring of the goals of PAE 2009-2012 with the Eletrobras companies was performed, through a set of performance indicators, conceived to gauge the goals achievement according to the reality of each company.

With the advent of the 2010-2020 Strategic Plan of the Eletrobras System, of larger horizon and scope, the action still in progress in the PAE 2009-2012 will be followed-up in that new planning structure.

2010-2020 Strategic Plan of the Eletrobras System

On January 22, 2010, the Strategic Plan of the Eletrobras System, which was the result of the work developed during the second half of 2009 by representatives of all Eletrobras companies, was presented to the Board of Eletrobras.

Representatives evaluated the scenarios of the performance environment of the Eletrobras companies, the reference scenario chosen, the strategic positioning established to the System, specially the mission, vision, values, benefits to the target public, strategic end objectives, strategic management and capabilities objectives and, lastly, the strategic tree of the Eletrobras System.

The Board approved the Strategic Plan presented and it recommended the continuity of the works.

As a development of its 2010-2010 Strategic Plan, Eletrobras concluded its 2010-2014 Business Plans. They are preferably intended to the business axes of Generation, Transmission and Distribution, and they also contemplate studies, diagnosis and project portfolios in areas of Commercialization, Internationalization and Government Programs and Sector Funds.

It is evident the concern of the company of being aligned to the 2010-2020 Strategic Plan, according to strategic end objectives that take into consideration the value chain related to one of its businesses and establish parameters to its subsidiaries’ performance.

Such plans were submitted for evaluation and further approval to the members of the Executive Management (DEE) and Board of Directors of Eletrobras in November 2010.

The next stage, expected for 2011, after the approval, will contemplate the selection and prioritization of the strategic projects related to each business plan. The listed projects will start operating, in association with a management and monitoring system of the projects and objectives established in the plan. This work should count on the integrated effort of all   Eletrobras companies’ experts, according to their expertise in each business axis.

Transformation Plan of the Eletrobras System (PTSE)

In 2008, a comprehensive restructuring and repositioning process of Eletrobras was initiated in the energetic infrastructure area, which would be embodied in the Transformation and Strengthening Plan of the Eletrobras System (PTSE).

The organization of the Plan resulted in a work developed since May 2008, when the first paths were designed by the Eletrobrás’ Executive Management and chief officers of the companies of Eletrobras System.

PTSE is composed by a set of projects (or actions) distributed into four performance vectors established by the Ministry of Mines and Energy – MME in 2008, as follows: (i) Corporate governance improvement, (ii) Distribution business reorientation, (iii) Institutional reformulation of the holding and (iv) Reorganization of the corporate management model.

During 2010, the Transformation Plan of the Eletrobras System (PTSE) was continued with the attainment of the guidelines established by the MME and, currently, Eletrobras and its subsidiaries have been performing in 57: At the end of 2010, a total of 31 projects – around 54% - had been concluded, remaining 26 projects with activities still in progress and that will continue during 2011. In that date, the average completion percentage of all activities planned in the projects of the PTSE was around 90%, which indicates that the Plan is close to its completion in comparison to what was initially established.  Such rate is the result of the consolidation of the percentages of 85%, 89%, 94% and 90% respectively assessed to vectors I, II, III and IV. See below:

[Key:]

Progress of Projects (per vector)

preliminary status of Dec/2010

- Planned

- Accomplished

Vector I – Governance  /  Vector II – Distribution  /  Vector III – Institutional  /  Vector IV - Management

Corporate Management

Corporate Management and Performance

In July 2010, the Committee for Support to the Corporate Management of the Eletrobras System (Coage) was created with the basic purpose of monitoring the results from the corporate activities and projects, providing periodic information about the analyses and consolidations from such monitoring in order to support the decision-making process.  Coage holds periodic meetings, with the attendance of representatives from all Eletrobras companies, for analyses and recommendations about the corporate projects and activities, focusing on the support to the decision-making process.

The Executive Abstract is monthly submitted to the directors of the Eletrobras’ Board of Directors and members of the Eletrobras’ Executive Management and presents, in a summarized way, the performance information on the Eletrobras’ listed and exchange-traded assets, the main generation and transmission developments, the performance of the Eletrobras’ equity portfolio, the numbers of the budget management with focus on investments, among other information deemed necessary to evaluate the corporate performance of Eletrobras and its companies.

Established in the end of 2009, the Business Performance Goals Agreement (CMDE), entered into between Eletrobras and its companies, was effectively implemented during 2010. As a management instrument in the Corporate Governance scope, the purpose of the CMDE is to establish management results and goals by using economic-financial, technical-operational and socio-environmental indicators. The monitoring of the performance of the Eletrobras companies in those indicators was quarterly performed through an integrated management process of the holding company with its companies, contemplating a set of specific activities and procedures. Therefore, the CMDE constitutes a tool applied to the search for the improvement of the financial and operating efficiency of the companies.

Aligned with the strategic positioning in order to become, by 2020, the largest global business system of clean energy, with focus on result, recognition of the people’s value, ethics and transparency, the company proceeded with the studies, which were initiated in 2009, in order to establish a new strategy and architecture of brands. The works, which involved surveys and determination of the new brand and its positioning, were completed in March 2010 with the launch of an integrated architecture of brands to the Eletrobras companies and with the beginning of the deployment of a brand management process that aligns, in an ongoing and permanent way, the business strategy and the brand and communication strategies of Eletrobras and its companies.

The initiatives of that new process are being coordinated by a Committee for Brands and, since the first half of 2010, they have already been deployed, in all Eletrobras companies, in the corporate materials and websites update, in the integrated positioning in advertising campaigns and cultural/sports sponsorship grant, and also in the qualification of professionals whose activities have relevant relationship with the target public of the company. Also in 2010, surveys for studies of the value of the corporate reputation and image were formatted, with the purpose of building, in a consistent and gradual way, the image of the great Brazilian electric power player, increasingly close to the community, in Brazil and in the countries where it may perform.

Business Sustainability Management

The Committee for Sustainability of the Eletrobras Companies is subordinated to the Board of Directors. The Committee performs in the internal public awareness about the sustainability importance by coordinating several processes focused on continuously promoting the improvement and adherence of its companies to the good practices of business sustainability.

The Tucuruí Pact, created in 2009 and managed by the Committee for Sustainability of the Eletrobras Companies, whose actions were focused on the implementation and improvement of a set of management good practices intended to the business sustainability, had around 30% of its goals accomplished in 2010. Proceeding with that action plan model, the Furnas Pact was established. Its scope comprises the goals of the Tucuruí Pact that have not been accomplished yet, in addition to new demands identified based on the gaps assessed in the processes of participation in the Corporate Sustainability Index (ISE) and Down Jones Sustainability Indexes (DJSI).

The goals of Furnas Pact contemplate the environmental, social, economic-financial, corporate governance and general dimensions, with emphasis on the following subjects: environment, risk management, corporate governance, development of people, strategic planning, social responsibility and management of people. The deadline for the accomplishment of all its actions is June 2011.

Eletrobras’ General Strategy:

The Eletrobras’ major strategic purposes are to achieve sustainable growth and profitability, and to maintain, at the same time, its leadership position in the electric sector of Brazil.  In order to achieve those goals, the Eletrobras’ main strategies are:

Expansion and Efficiency: Eletrobras has the purpose of expanding and improving the efficiency of the central lines of generation and transmission. Thus, Eletrobras adopted a strategy of focus on the central generation and transmission operations, which involves special focus on the maximization of opportunities from the auction process, established by the New Energy Act, for sales of electricity to distribution companies. Moreover, Eletrobras may attempt to dispose of certain distribution companies that it acquired between 1996 and 1999, which are not profitable (Distribution Companies of North and Northeast). By concentrating in the generation and transmission operations, Eletrobras believes that it will be able to maximize profits when improving the efficiency of the existing infrastructure and capitalizing in opportunities deriving from its new structure, such as transmission lines.  Concerning distribution operations, since 2008, Eletrobras has been implementing a new strategy regarding the governance of distribution companies of the group with the purpose of improving its operating efficiency.

Governance: The corporate governance model adopted by Eletrobras is based on the moral principles and is in compliance with the best practices of governance:  transparency, equity, rendering of accounts and corporate responsibility.

Such principles reflect not only the concern regarding the compliance with the profitability and sustainability requirements, but also the ongoing challenge of reinforcing reliability before its stakeholders – shareholders, customers, government and community, among others – and they show the management transparency and the attention with the interests of those publics by concentrating efforts to generate benefits and improve that relationship.

Eletrobras intends to continue to improve its corporate governance standards, including those deriving from the acceptance of the list in Level 1 Segment of BM&FBOVESPA, SEC registration and acceptance to the list in the Stock Exchanges of New York and Madri (Latibex). In 2006, Eletrobras was accepted to the list in Level 1 Segment of BM&FBOVESPA, which establishes corporate governance norms that must be complied by the Company. Eletrobras believes that the improvement of its corporate governance standards is a key component to achieve its general growth objectives, profitability and market position due to the positive effect that high standards of corporate governance may have to the Eletrobras’ perception either in the domestic or international markets. As a part of that, Eletrobras has been establishing the controls and proceedings required by the Sarbanes-Oxley Act of 2002. In addition, the Eletrobras has joined the United Nations Global Compact, the world's largest corporate responsibility initiative. It is member of the Sustainability Indexes of BM&FBOVEPSA and it also intends to integrate the Sustainability Indexes of Dow Jones. Eletrobras believes that the adhesion to such initiatives, as well as its registration in organizations liable for adopting governance standards that are among the world’s most rigorous ones, will allow it to significantly increase its global profile.

As a crucial administrative effort, focusing on unifying and boosting all those initiatives, Eletrobras has been developing a five-year Strategic Corporate Plan. The Eletrobras’ goal for 2011 is to continue to consolidate itself as holding Eletrobras, ruled by the best practices of corporate governance and continue to operate in an environment engaged in achieving economic, financial and operating goals negotiated with its controlling shareholder and subsidiaries. Eletrobras intends to build a competitive company that emphasizes the social and environmental responsibility, along with the development and quality of life to its employees. In order to maintain its current market position, Eletrobras is persistently focused on the improvement of its investment performance by the diversification of its direct investment portfolio, restructuring of its subsidiaries and expansion to international markets; and

Internationalization: Eletrobras is focused on selectively identifying growth opportunities within international markets. Historically, Eletrobras has concentrated its activities only in the Brazilian national market. However, in order to achieve sustainable growth, Eletrobras believes that certain international electricity markets offer opportunities to be explored and it plans to selectively identify them in the future. Eletrobras believes that the obtainment of the SEC registration and the admission to the Stock Exchange of New York are key components of this strategy, due to its positive effect on the Eletrobras’ perception among the potential commercial partners and investors of Eletrobras in the United States and other countries.

International Operation Strategy

With the enactment of Act 11.651, of 4/8/2008, which authorized the Eletrobras’ operation abroad, studies and researches were prepared and, as a result, the strategy to be adopted by the Eletrobras System within its internationalization process was consolidated with the following key guidelines:

Eletrobras’ international expansion will be focused – first and foremost – on the businesses where it has already developed the most important competence:

  Hydroelectric generation;
  Transmission;
  Investments will be developed through a combination of new projects, acquisitions and equity interests as a way of reducing risks; and
  The priority market will be one of Americas – South, Central and North Americas -, but it will also analyze every other attractive possibilities that might be identified in other markets.

After the strategy establishment, the evaluation of prospected projects was segmented in three sequential stages:

  Preliminary Analysis: Initial evaluation of the project, taking into account the strategy established and institutional analysis (political stability, regulatory model, economic status, funding likelihood, etc.) of the country where the project is located;
  Pre-feasibility: General evaluation of the project regarding technical, legal, regulatory, market and financial aspects. In average, the conception of the pre-feasibility studies represents a small investment and terms involved;
  Feasibility: Detailed studies of Engineering (hydrology, topography, geology, energetic studies, electrical and mechanical infrastructure, logistics, etc.) and Environmental and Financial Impact, in addition to the performance of the Business Structuring through its Business Plan, which contains risks mitigation, funding sources, project profitability, etc.

Ongoing international developments status:

Developments that are under evaluation in 2010:

DEVELOPMENTS UNDER EVALUATION BY ELETROBRAS

BRANCH PANAMÁ
HEPP TUMARÍN 253 MW
Nicaragua
Panama
4 HEPP 7,700 MW
HEPP INAMBARI 2,600 MW
Peru
TL 500 kV 60 Km/BR (390 Km)
Uruguay
Argentina
BRANCH LIMA
Binational HEPP Garabi 2,000 MW
BRANCH MONTEVIDÉU
Business Plan
Feasibility Study
Pre-feasibility Study
Offices Abroad
Source: Eletobras

	Country	Stage	Regional Geopolitics	Performance consolidation
Brazil – Uruguay Interconnection	Uruguay	Under construction	To consolidate the leadership position in the South America	-
EDP’s share acquisition	Portugal	Under evaluation by DEE	-	Development with support from Brazilian and Portuguese governments and mature market
Wind Parks	USA	Under evaluation by CISE	-	Mature market and consolidation possibility
HEU Tumarim – 230 MW	Nicaragua	SPC created and under evaluation by CCP	To become important player in the Central America	Development with support from the Brazilian and Nicaraguan governments
HEU Inambari – 2,400 MW	Peru	SPC created and under evaluation by CCP	To consolidate the leadership position in the South America	Feasibility of the other utilizations in Peru
Binational Plant of Garabi Complex	Argentine	Feasibility studies	To consolidate the leadership position in the South America	Development with support from the Brazilian and Argentinean governments
Consortium of Plants	Peru	Feasibility studies	To consolidate the leadership position in the South America	To become the greater regional player

Cross-border Interconnections

Eletrobras System operates four interconnections with neighboring countries, as follows:

(i)            with Paraguay, through four transmission lines in 500 kV that interconnect the Power Plant of Itaipu with the substation Margem Direita (Paraguay) and with substation Foz do Iguaçu (Brazil). Then, the power of the Itaipu’s 50 Hz sector is transported up to the substation of Ibiúna (SP) through a transmission system in a direct current of 6,300 MW of capacity;

(ii)           with Uruguay, through the frequency converter station of Rivera, with capacity of 70 MW (Uruguay) and a transmission line in 230 kV, which connects it with substation Livramento (Brazil);

(iii)          with Argentina, through the frequency converter station of Uruguaiana, with capacity of 50 MV (Brazil) and a transmission line in 132 kV, which connects it with Paso de los Libres (Argentina); and

(iv)          with Venezuela, through a transmission line in 230 kV, with capacity of 200 MW, which interconnects the City of Boa Vista, in the State of Roraima, with the City of Santa Elena (Venezuela).

Interconnection with Paraguay:

It is composed by four transmission lines that interconnect the binational hydroelectric plant of Itaipu with the substation Margem Direita, in Paraguay, and substation Foz do Iguaçu in Brazil. The power produced by the Paraguayan sector of the plant can be supplied to Brazil through the transmission system in direct current, with capacity of 6,300 MW, from the substation of Foz to the substation of Ibiúna, in São Paulo.

Interconnection with Uruguay:

It is composed by the frequency converting station of Rivera, with capacity of 70 MW, and through a transmission line in 230 kV that interconnects the converting station to the substation of Livramento, in Brazil.

The Ministries of the electric power areas of Brazil and Uruguay executed, in July 2006, the Memorandum of Understandings with the purpose of strengthening the energetic integration between the two countries, upon the construction of a large-sized interconnection, with capacity of 500 MW, which consists in the construction of the following developments:

On the Brazilian Side:

▪  Expansion of substation Presidente Médici (an introduction of line of 230kV);

▪  Construction of transmission line in 230 kV, with nine kilometers of expansion, between substation Presidente Médici and substation Candiota;

▪  Construction of a new substation Candiota at 500/230 kV – 672 MVA; and

▪  Construction of transmission line in 500 kV, with sixty kilometers of extension, between substation Candiota and the border with Uruguay.

On the Uruguayan Side:

▪  Construction of transmission line in 500 kV, with 65 kilometers of extension, between the border with Brazil and Converting SS Melo;

▪  Construction of Converting substation Melo - 60/50 Hz – 500MW;

▪  Construction of transmission line in 500 kV, with 283 kilometers of extension, between Converting substation Melo and substation San Carlos; and

▪  Expansion of substation San Carlos.

Following are the interconnection scheme:

[Key:]

Expansion - Pres. Médici SS   –>   New  – Candiota SS   –>   Border   –>   New  – Melo Converting Substation   –>   Expansion  – San Carlos

The development of the Brazilian side is under the responsibility of Eletrobras and the one of the Uruguayan side is under the responsibility of UTE, as defined in the ECE-554/2010 agreement, entered into between Eletrobras and UTE on March 16, 2010. Such development will be the first one entirely deployed by Eletrobras as the owner of the installation, as per set forth in the Official Resolution of ANEEL No. 2.280/2010 of February 23, 2010.

In 2010, activities related to the creation of the Basic Project of TLs and Substations and works related to the environmental licensing were developed. The development power-up is expected for February 2013, as defined in the aforementioned agreement entered into with UTE.

Interconnection with Argentina:

It is made through the frequency converting station of Uruguaiana, located in Brazil, with capacity of 50 MW, and transmission line in 132 kV, which interconnects the substation of Uruguaiana to the substation of Paso de Los Libres, in Argentina.

Interconnection with Venezuela:

It is made through a transmission line in 230 kV, with capacity of 200 MW, which interconnects the City of Boa Vista, in the State of Roraima, to the City of Santa Elena, in Venezuela.

7.2.    Operating segments that have been disclosed in the last 3 closing financial statements for the fiscal year or, if any, in consolidated financial statements:

a)      Products and services traded

The main products and services traded by Eletrobras are the following: (i) electric power generation and its sale to electricity distribution companies and free consumers; (ii) electric power transmission in benefit of other electric power concessionaires; and (iii) electric power distribution to final consumers.

For further information about each one of the Eletrobras’ activities, see item 7.1 and 7.3 of this Reference Form.

Considering that Eletrobras is adopting for the first time the international accounting standards when preparing the financial statements disclosed by the company in Brazil, exceptionally in this Reference Form, information related to 2008, regarding (i) revenue from operating segments of the Eletrobras’ performance and its participation in the company’s net revenue, and (ii) profit or loss resulting from the segment and its participation in the Eletrobras’ net profit, was not disclosed, as it is not compatible with those presented regarding the fiscal years of 2010 and 2009.

b)      Revenue from the segment and its participation in the Eletrobras’ net revenue

Consolidated (in R$ million)	Fiscal year ended December 31
	2010	% of Total	2009	% of Total
Segment
Generation	18,016	65.70%	16,041	64.94%
Transmission	5,833	21.27%	4,589	18.58%
Distribution	2,913	10.62%	2,489	10.08%
Others:	657	2.41%	1,584	6.41%
TOTAL	27,419	100%	24,703	100%

c)       Profit or loss from the segment and its participation in the Eletrobras’ net profit

Consolidated (in R$ million)	Fiscal year ended December 31
	2010	% of Total	2009	% of Total
Segment
Generation	3,861	171.75%	4,990	547.75%
Transmission	(143)	-6.36%	364	39.96%
Distribution	(489)	-21.75%	(413)	-45.33%
Others:	(981)	-43.63%	(4,030)	-442.37%
TOTAL	2,248	100%	911	100%

7.3.    Products and services that correspond to operating segments disclosed in the item 7.2 above:

Eletrobras is, directly and through its subsidiaries, involved in activities of electric power generation, transmission and distribution within Brazil and the main products and services traded by Eletrobras are: (i) electric power generation and its sale to electricity distribution companies and free consumers; (ii) electric power transmission in benefit of other electric power concessionaires; and (iii) electric power distribution to final consumers.

a)        features of the production process

Electricity generation:

Eletrobras System is present throughout Brazil. There are 29 hydroelectric plants operating, without considering Itaipu, 120 thermoelectric plants (considering the power plants of Amazonas Energia in the Isolated System) and two thermonuclear plants. Among the largest and most important ones are: Tucuruí (8,370 MW), the Brazilian part of Itaipu Binacional (7,000 MW), Complex of Paulo Afonso and Moxotó (4,280 MW), Xingó (3,162 MW), Angra 1 and Angra 2 (2,007 MW), Serra da Mesa (1,275 MW), Furnas (1,226 MW) and Sobradinho (1,050 MW).

Hydroelectric plants were responsible for 91% of all electric power generated by Eletrobras in 2010, in comparison to 93.0% in 2009 and 92.1% in 2008. Eletrobras also generates electricity through thermal and nuclear plants. Thermal plants were responsible for 2.8% of the total electric power generated in 2010, compared to 1.6% in 2009, and 1.8% in 2008. Nuclear plants were responsible for 6.3% of the total electric power generated in 2010, compared to 5.4% in 2009 and 6.1% in 2008.

Hydroelectric Plants

Hydroelectric plants, whose basic principle is to use the power of a waterfall to generate electric power, are used to provide most of the primary electricity and back-up electricity generated by Eletrobras during peak periods of high demand, and they were also responsible for 93.0% of all electric power generated by Eletrobras in 2010. In that case, the electric power generation occurs through the utilization of the hydraulic potential existing in a river.  The hydraulic potential is provided by the hydraulic flow rate and the concentration of differences in levels existing along the stream of a river. This can occur: (i) naturally, when the difference of level is concentrated in a waterfall; (ii) through a dam, when small differences in level are concentrated at the height of the dam; or (iii) by diverting the river from its natural riverbed, concentrating the small differences in level in such diversion.

Basically, a hydroelectric plant is composed by the following parts: (i) dam; (ii) water collection and adduction systems; (iii) powerhouse; and (iv) system of devolution of water to the natural riverbed. Each part is constituted in a set of works and facilities harmoniously designed to efficiently operate all together.

The water collected from the lake formed by the dam is transported to the powerhouse through canals, tunnels and/or metallic ducts.  After passing by the hydraulic turbine, in the powerhouse, the water is carried back to the natural riverbed, through a tailrace. Thus, the hydraulic power is transformed into mechanic power when the water passes by the turbine, making it spin, and, in the generator – which is mechanically linked to the turbine so, it also spins – the mechanic power is transformed into electric power.

Then, after generated, the power is taken through conductor cables or bars from the generator terminals up to the high-frequency transformer, where it has its voltage increased, so that the conduction can be appropriate, through transmission lines, up to the consumption centers.  Then, through step-down transformers, the power has its voltage taken to appropriate levels for consumers’ use.

The following scheme represents the electricity generation process in a hydroelectric plant:

[Key:]

HYDROELECTRIC PLANT

1 – RESERVOIR

2 - WATER GATE

3 - DAM

4 - PENSTOCK

5 - HYDRAULIC TURBINE

6 - GENERATOR

7 - TAILRACE

8 - HIGH-FREQUENCY TRANSFORMER

9 - TRANSMISSION LINE

10 – STEP-DOWN SUBSTATION

11 - DISTRIBUTION NETWORK

12 – TRANSFORMER

13 – GAUGE

14 – CONSUMER

Thermoelectric Plants

Conventional thermoelectric plants generate electric power through a process composed by three stages, as follows: (i) burning of a fossil fuel, such as coal, oil or gas, which transforms the water into steam with the heat generated in the boiler; (ii) using this steam, under high pressure, to spin the turbine, which enables the electric generator; and (iii) condensing the steam, transferring the residue of its thermal power to a independent cooling circuit, returning the water to the boiler, and then, concluding the cycle.  The mechanic power is obtained from the passage of the steam through the turbine – making it spin – and it is in the generator – which is mechanically linked to the turbine so, it also spins – that the mechanic power is transformed into electric power.  Thus, the power generated is taken through conductor cables or bars from the generator terminals up to the high-frequency transformer, where it has its voltage increased, so that the conduction can be appropriate, through transmission lines, up to the consumption centers.

Thermoelectric plants may also operates in a combined cycle, generating the electric power through a process that combines the operation of a gas turbine, propelled by the burning of natural gas or diesel oil, directly linked to a generator. In that case, the exhaust gas of the gas turbine, due to the temperature, enables the transformation of the water into steam for the activation of a steam turbine, in the same conditions described in the operation process of a conventional thermoelectric plant.

The following scheme represents the electricity generation process in a thermoelectric plant:

[Key:]

1 – FUEL ENTRANCE (OI/COAL/GAS)

2 – GAS TURBINE

3 – AIR ENTRANCE

4 - GENERATOR

5 – WASTE HEAT RECOVERY BOILER

6 - HIGH-FREQUENCY TRANSFORMER

7 – BUS

8 – TRANSMISSION LINE

9 – STEP-DOWN SUBSTATION

10 – DISTRIBUTION NETWORK

11- TRANSFORMER

12 – GAUGE

13 – CONSUMER

14 – CONDENSER

15 – COOLING WATER PUMP

16 – STEAM TURBINE

17 – COOLING WATER SOURCE (RIVER/LAKE/SEA)

THERMOELECTRIC PLANT – COMBINED CYCLE

Nuclear Plants

Through subsidiary Eletronuclear, Eletrobras operates two nuclear power plants, as follows: Angra I and Angra II. Currently, Eletronuclear is starting the construction works for the deployment of the third Brazilian nuclear plant: Angra III

A nuclear plant is very similar to a conventional thermal plant. The main difference is that the conventional thermal plant uses a boiler in order to generate the heat required to heat the water that will be transformed into steam so that it can spin the blades of a turbine, whereas in a nuclear plant, the water heating occurs in a nuclear reactor.

In that case, the heat is generated through nuclear reactions that transform mass into power. There are two ways of using this power to produce electricity: (i) nuclear fission, in which the atomic nucleus is divided into two or more particles; and (ii) nuclear fusion, in which two or more nuclei are united to produce a new element.

The fission of the uranium atom is the main technique used to generate electricity in nuclear plants. The fission of the uranium atom inside of the fuel element rods heats the water that passes through the reactor at a temperature of 320 degrees Celsius.  In order to avoid boiling - which would normally occur at 100 degrees Celsius -, this water is kept under a pressure 157 times higher than the atmospheric pressure.

The steam generator performs an exchange of heat between the waters of this first circuit and the secondary circuit, which do not depend on each other. With this exchange of heat, the water of the secondary circuit is transformed into steam and moves the turbine – at a speed of 1,800 rpm – which, in turn, activates the electric generator.

After moving the turbine, this steam passes through a condenser, where it is cooled by the sea water, brought by a third independent circuit. The existence of those three circuits blocks the contact of the water that passes through the reactor with the others.

The following scheme represents the electricity generation process in a nuclear plant:

[Key:]

PRIMARY CIRCUIT

- ENVOLTÓRIO DE CONTENÇÃO = CONTAINMENT CASING

- REATOR = REACTOR

- PRESSURIZADOR = GAS COMPRESSOR

- EDIFÍCIO DO REATOR = REACTOR BUILDING

SECONDARY CIRCUIT

- GERADOR DE VAPOR = STEAM GENERATOR

- GERADOR ELÉTRICO = ELECTRIC GENERATOR

- TURBINA = TURBINE

TERTIARY CIRCUIT

- ÁGUA DE CIRCULAÇÃO = CIRCULATION WATER

- CONDENSADOR = CONDENSER

- TANQUE DE ÁGUA DE ALIMENTAÇÃO = FEEDING WATER TANK

b)        Features of the transmission and distribution processes

Electric Power Transmission

The transmission activity is the transference, on a large scale, of electric power, at very high voltages (between 230 kV and 750 kV), from the generation facilities up to the distribution centers through a transmission network (“Basic Network”).

In Brazil, the transmission lines are usually very extensive, since most of the hydroelectric plants are normally far away from the large centers of power consumption.  Currently, the country’s system is almost totally interconnected, except for the States of Amazonas, Roraima, Acre, Amapá, Rondônia and a part of Pará. In those States, supply is performed by small thermoelectric plants located near its respective capitals.

The interconnected electric system provides the power exchange among different regions whenever any of these regions face hydroelectric power generation issues due to a reduction of its reservoirs levels. Since rainfall seasons are different in the South, Southeast, North and Northeast regions of Brazil, the transmission lines of high voltage (500 kV or 750 kV) allow regions with insufficient power production to be supplied by generation centers and a more favorable region.

Any electric power market agent that produces or consumes electric power is entitled to use the Basic Network. Free consumers are also entitled to it, on condition that they comply with certain technical and legal requirements. It is called free access and is ensured by law and ANEEL.

ONS is responsible for the operation and management of the Basic Network and for managing the power supply from power plants in improved conditions, involving the use of hydroelectric reservoirs and fuel of thermal plants of the interconnected electric system.

Eletrobras System of transmission, which is a set of transmission lines interconnected with substations, is responsible for more than 55 thousand kilometers of transmission lines, which corresponds to about 55.5% of the total lines of Brazil with voltage higher or equal to 230 kV.

In addition to operating and maintaining this system according to the performance and quality standards required by ANEEL, Eletrobras System has actively participated in the transmission expansion through concessions in the auctions promoted by ANEEL, separately or through consortiums, as well as through authorizations to reinforce the current system.

The main transmission projects under execution by the companies of Eletrobras System, are: (i) LT 230 kV Ji-Paraná – Pimenta Bueno – Vilhena C1 (RO); (ii)  LT 230 kV Funil – Itapebi C3 (BA); (iii) LT 230 kV Ibicoara – Brumado II (BA); (iv) LT 230 kV Paraíso – Açu II C2 (RN); (v)  LT 230 kV Picos – Tauá (PI/CE); (vi) LT 230 kV Milagres – Coremas II (PI/PB); (vii) LT 345 kV Campos – Macaé (RJ); (viii) LT 345 kV Tijuco Preto – Itapeti – Nordeste (SP); (ix) LT 230 kV Biguaçu – Palhoça – Desterro (SC); and (x) LT 500 kV Oriximiná – Itacoatiara – Cariri (PA/AM).

Brazil has six medium and large interconnections with other countries of South America. Four of them are operated by the Eletrobras System, as follows:

•           with Paraguay, through four transmission lines in 500 kV that interconnect the Power Plant of Itaipu to the substation Margem Direita (Paraguay) and substation Foz do Iguaçu (Brazil). Then, the power of the Itaipu’s 50 Hz sector is transported up to the substation of Ibiúna (SP) through a transmission system in a direct current of 6,300 MW of capacity;

•           with Uruguay, through the frequency converter station of Rivera, with capacity of 70 MW (Uruguay) and a transmission line in 230 kV, which connects it with substation Livramento (Brazil);

•           with Argentina, through the frequency converter station of Uruguaiana, with capacity of 50 MV (Brazil) and a transmission line in 132 kV, which connects it with Paso de los Libres (Argentina); and

•           with Venezuela, through a transmission line in 230 kV, with capacity of 200 MW, which interconnects the City of Boa Vista, in the State of Roraima, with the City of Santa Elena (Venezuela).

Electric Power Distribution

The activities of electric power distribution to final consumers are performed by the subsidiaries Amazonas Energia, Distribuição Alagoas, Distribuição Piauí, Distribuição Rondônia and Distribuição Acre. According to the sector legislation, the interconnected electric system suppliers do not have permission to develop activities related to the electric power generation and transmission.

Following are information about the composition of the Eletrobras’ distribution network:

Amazonas Energia

Number of consumers: 709,229

Number of municipalities served: 62

Distribution Networks (Km): 15,180

Substations: 44

Distribuição Alagoas

Number of consumers: 877,392

Number of municipalities served: 102

Distribution Networks (Km): 34,800

Substations: 37

Distribuição Piauí

Number of consumers: 949,436

Number of municipalities served: 224

Distribution Networks (Km): 54,353

Substations: 70

Distribuição Rondônia

Number of consumers: 482,515

Number of municipalities served: 52

Distribution Networks (Km): 37,000

Substations: 53

Distribuição Acre

Number of consumers: 201,771

Number of municipalities served: 24

Distribution Networks (Km): 16,040

Substations: 12

Distribuição Roraima

Number of consumers: 82,682

Number of municipalities served: 1

Distribution Networks (Km): 2,727

Substations: 3

c)         Features of the performance market, specially:

(i) Participation in each market; and

(ii) Conditions for competition in the markets.

The Brazilian electric system is composed by the National Interconnected System - SIN, constituted by the subsystems South, Southeast/Midwestern, North and Northeast, and by several individual and smaller systems in the North and West of the Country. SIN is responsible for 97% of the own power charge of Brazil.

The Federal Constitution considers the hydraulic power potentials as Federal Government’s assets, then, it designates to the Federal Government the competence to, directly or under concession, authorize or grant licenses to third parties, explore services and facilities of electric power and the energetic use of the watercourses. Union is also responsible for establishing a national system for water resources management and determining criteria for granting rights of their use, registering, following-up and supervising concessions for water resources research and exploration, and also legislating over waters and electric power.

ANEEL was established on December 26, 1996, through the Act No. 9.427. It is an autarchy under special system, linked to the Ministry of Mines and Energy (MME), which has the purpose of regulating and supervising the production, transmission, distribution and trading of electric power, in compliance with the policies and guidelines of the Federal Government.

ANEEL is responsible, but not limited to, for: implementing policies and directives of the Federal Government for the exploration of electric power and the use of hydraulic potentials; promoting bids for the hiring of utility concessionaires for electric power production, transmission and distribution and for the grant of concession for the use of hydraulic potentials; granting, allowing and authorizing electric power facilities and services; ensuring fair tariffs; supervising the service quality; requiring investments; entering into and managing contracts of concession or permission of electric power utility, of concession for use of public property, issuing authorizations, as well as supervising concessions and electric power service rendering.

With the purpose of rendering services in the area of studies and researches intended to subsidize the expansion planning of the Brazilian energy sector, Empresa de Pesquisa Energética – EPE (Energetic Research Company), a company linked to the MME, was constituted, by the Act 10.847, of March 15, 2004, and Decree No. 5.184, of August 16, 2004. EPE’s mission is to become reference in the studies and researches intended to the Brazilian energetic planning, considering that they must be technically, economically and socially feasible and environmentally sustainable. Among the products created by EPE is the Plano Decenal de Expansão de Energia (Ten-Year Plan for Power Expansion) that, regarding the Brazilian electric sector, in addition to subsidizing the creation of several products, mainly the creation of the Programa de Licitações de Usinas e de Linhas de Transmissão (Program for Power Plants and Transmission Lines Bids), it also provides the market with a reference for the sectorial expansion.

In 1997, the Act No. 9.433/1997, also known as “Waters Act”, was enforced. It established the National Policy for Water Resources and created the Sistema Nacional de Gerenciamento de Recursos Hídricos – Singreh (National System for Water Resources Management). The water is considered an asset of public domain and a limited natural resource with economic value.  Moreover, the legal instrument establishes that the water resources management must provide the multiple uses of waters and must be decentralized and rely on the participation of the Public Power, users and communities.

The Act No. 9.984, of July 17, 2000, established the creation of Agência Nacional de Águas – ANA (National Water Agency), autarchy under the special system, linked to the Ministério do Meio Ambiente (Ministry of Environment), with the purpose of implementing, in its power scope, the National Policy for Water Resources, incorporating the National System for Water Resources Management. Moreover, among other things, ANA has the powers to supervise, monitor and evaluate the actions and activities deriving from the compliance with the federal legislation related to water resources, to normatively monitor the implementation, operation, control and evaluation of the instruments of the National Policy for Water Resources, to grant, through authorization, the right of water resources use in water bodies of the Union's domain, to supervise the water resources uses in water bodies of the Union's domain; to prepare technical studies in order to subsidize the definition, by the National Water Resources Council, of the amounts to be charged for the use of the water resources of the Union’s domain, based on mechanisms and quantities suggested by the Comitês de Bacia Hidrográfica (Watershed Committees), to establish and supervise conditions for reservoirs operation by public and private agents, focusing on ensuring the multiple use of the water resources, according to the terms included in the water resources plans of the respective watersheds.

(i)        Participation in each market;

Generation

Eletrobras and its Subsidiaries are responsible for 42,081 MW of the installed capacity of electric power generation within the country, which represents around 37% of the total national capacity.

Transmission

Eletrobras System is responsible for more than 53 thousand kilometers of transmission lines with voltage higher than 230 Kv, which corresponds to over 55.5% of the total lines of Brazil.

Distribution:

Eletrobras and its Subsidiaries are responsible for the supply of 12,782 GWh to 3,302,703 consumer units, which represents 4.9% of the national market regarding units served.

(ii)       Conditions for competition in markets.

Brazilian Constitution determines that development, use and sale of electric power can be directly performed by the Brazilian Government or indirectly through concessions, permissions or authorizations. Historically, the Brazilian electric power industry has been governed by concessionaires of generation, transmission and distribution controlled by the Brazilian Government. In recent years, Brazilian Government has taken a few measures to remodel the power industry. In general, the purpose of those measures was to increase the function of private investment and to eliminate restrictions to foreign investment, increasing thus competition in power industry.

Considering that activities of electric power generation, transmission and distribution are object of concession contracts granted by the public power, there is no competition in the exploration of such concessions during the entire term period of the mentioned contracts.  However, there is a significant competition in the period of bid for new concessions grant.

As per set forth in Act 10.884, of March 15, 2004, and according to the new electric sector model, the electric power may be traded under the Ambiente de Contratação Regulada – “ACR”  (Regulated Contracting Environment), which should be preceded by bid formalized by a contract between generators and suppliers under the terms of the auction, or under the Ambiente de Contratação Livre – “ACL”  (Free Contracting Environment), segment in which operations of electric power purchase and sale are performed through bilateral contracts freely negotiated among generators, suppliers and free consumers.

For participation in ACL purposes, the free consumers may be:

 (i) consumer units with electric charge higher than or equal to 3,000 kW served in voltage higher than or equal to 69 kV – in general, consumer units of subgroups A3, A2 and A1. New consumer units established after May 27, 1998, with demand higher than or equal to 3,000 kW, which are served in any voltage are also free to choose their supplier. Such consumers may purchase electric power from any agent of electric power generation or trading; and

 (ii) consumer units with demand higher than 500 kW served in any voltage, being restricted to the power from so-called encouraged sources, as follows: Pequenas Centrais Hidrelétricas – “PCHs”  (Small Hydroelectric Plants), Biomass Plants, Wind Power Plants and Cogeneration Qualified Systems.

In addition, according to the paragraph 1 of article 31 of Act 10.848, Eletrobras and its subsidiaries Furnas, Chesf, Eletronorte, Eletrosul and CGTEE were excluded from the Programa Nacional de Desestatização – PND. Thus, they are subject to the examination, by Secretaria de Direito Econômico – “SDE”  (Department of Economic Law) of the Ministry of Justice, on the concentration in the electric sector scope, according to the ANEEL’s Resolution No. 378, of November 10, 2009, which establishes procedures for the analysis of acts of concentration and infractions to the economic order in the electric power sector.

d)        Eventual seasonality

There is no seasonality in the Eletrobras’ activities, since the demand for electricity is constant and tends to be stable.

e)        Key inputs and raw materials:

(i)	description of relationships held with suppliers, including if they are subject to the governmental control or regulation, with the indications of the bodies and the respective applicable legislation;

(ii)	dependence of few suppliers; and

(iii)	eventual volatility of their prices.

The main inputs used by Eletrobras for the construction of generation power plants are materials, equipment for electric power generation and transmission, notedly turbines for water generation and high and medium voltage substations, in addition to civil engineering services for the construction of the infrastructure of electric power generation plants, including dams. For those activities, options for suppliers and contractors vary according to the size of the development. The hiring of those suppliers and contractors is not subject to governmental control or regulation.

For the operating power plants, the main inputs and materials are related to the activities of replacement and modernization of hydro-mechanical equipment and systems. In that case, there are few large suppliers, which limit the competition, with consequent prices volatility. The hiring of those suppliers is not subject to governmental control or regulation.

Regarding activities of thermoelectric and nuclear power generation, Eletrobras does not produce coal and/or fuel oil and processed uranium (raw materials of thermal and nuclear plants, respectively). Thus, Eletrobras is totally dependent on its suppliers for the provision of such raw materials.

7.4.    Relevant customers liable for more than 10% of Eletrobras’ total net revenue, informing: a) total amount of revenues from customer; and b) operating segments affected by the revenues from customer:

Eletrobras does not have any customers that are liable for more than 10% of its total net revenue.

7.5.    Relevant Effects of State Regulation on Eletrobras’ activities:

a)        Governmental authorization needed for the execution of activities and history of its relationship with government’s public resources management in order to obtain such permits.

The Brazilian Constitution stipulates that the development, usage and sale of energy may be performed directly by the Brazilian government or indirectly through concessions, permits or authorizations.

Historically, the Brazilian energy industry has been dominated by the concessionaires of production, transmission and distribution controlled by the Brazilian government. In the past few years, the Brazilian government has taken some actions in order to redefine the energy industry. In general terms, these actions look forward to increase the privet investment role and  eliminate the restrictions on foreign investments, elevating the competition within the energy industry.

The companies or concessionaries willing to build or operate any facilities in order to product, transmit or distribute electricity in Brazil shall pay to the MME or ANEEL, as Brazilian government representatives, for concession, permit or authorization, according to the deal. The concessions allow the concessionaire the rights to product, transmit or distribute electricity into the relevant concession area during a specific period of time. In general, this period is about 35 years for new concessions for energy production, and 30 years for new concessions for energy transmission and distribution. A concession may be renewed according to the concerned authority, once only.

The act nº 8.987, from February 13, 2005, as altered “Lei de Concessões” (Concessions Law), determines, among others, the conditions the concessionaire must accomplish when providing electricity services, customer rights, and the concessionaire’s and the concerned authority’s obligations. Other than that, the concessionaire must follow the regulations that rule the electrical sector. The main dispositions of the Concessions Law are the following:

(i)  Fair service. The concessionaire must provide fair service, regarding respect, regularity, continuity, efficiency, security and accessibility as main points;

(ii) Usage of the terrain. The concessionaire may use public terrain or request the concerned authority to expropriate any privet terrain in benefit of the concessionaire. In this case, the concessionaire must compensate the former owners of the terrain;

(iii) Strict Responsibility. The concessionaire is strictly responsible for any damage caused by the execution of its services;

(iv) Changes in the controller’s interest. The grantor authority has the right to approve any direct or indirect change concerning the control of the concessionaire;

(v) Grantor Authority Interventions. The grantor authority may interact on the concession, trough a presidential decree, in order to assure adequacy in the provision of rendered services, as well as the fine accomplishment of the concerned legal and regulated contract rules. Not later than 30 days after the decree’s publication, the grantor authority representative might initiate an administrative process. The full right of contesting the intervention is guaranteed to the concessionaire. As long as the administrative process is running, a person designated according to the grantor authority’s decree shall be responsible for the concession grant. If the verdict of the administrative process is not issued within 180 days counted from the date of the decree, the intervention automatically ceases and the concession goes back to the concessionaire. The concessionaire also gets it back if the grantor authority decides not to cease the concession and if it is still valid;

(vi) Concession termination. The termination of the concession may be accelerated trough “encampação” (specific gender of expropriation) and/or forfeiture. “Encampação” is the premature ending of a concession related to public interest, being expressly provided by law. The forfeiture shall be declared by the grantor after ANEEL or MME have edited an administrative regulation stating that the concessionaire: (a) failed to comply with applicable law or regulation; (b) lost the technical, financial, or economic conditions to maintain satisfactory delivery of services; or (c) failed to comply with the fines levied by the grantor. The concessionaire may challenge any expropriation or forfeiture in court of law. The concessionaire in entitled to indemnification for its investments in expropriated assets that have not been fully amortized or depreciated, after deducting any amounts for damages and penalties owed by the concessionaire; and

(vii) Expiration.  When the concession expires, all assets, rights and material  privileges related to the provision of electricity services accrue to the Brazilian Government. After expiration, the concessionaire is entitled to have a compensation for its investments in assets that have not been fully amortized or depreciated during the expiration.

The main regulators of the electricity sector in Brazil are the MME and ANEEL, along with other entities of the sector, whose attributes can be summarized as follows:

 (i)  Ministry of Mines and Energy (MME)

The MME is the main regulator of the Brazilian government's energy industry as a grantor acting on behalf of the Brazilian government, and empowered to formulate regulatory and supervisory framework policies.

(ii) ANEEL

The Brazilian energy industry is regulated by ANEEL, an independent federal regulatory agency. The main responsibility of ANEEL is to regulate and monitor the power industry in accordance with the policy dictated by the MME and responding that are the delegated questions by the Brazilian Government and the MME. ANEEL's current responsibilities include, among others: (a) administration of concessions for production, transmission and distribution of electricity, including approval of electricity rates, (b) promulgation of regulations for the electrical industry, (c) implementation and regulation of the exploitation of energy sources, including hydroelectric power, (d) promoting public bidding procedure for the granting of new concessions, (e) settlement of disputes between administrative authorities of electricity production and purchasers of electricity, and (f) defining the criteria and methodology for the determination of transmission tariffs.

(iii) “Conselho Nacional de Política de Energia” – CNPE (National Council of Energy Policy)

In August 1997, the CNPE was established to advise the President on development of national energy policy, to optimize the use of energy resources in Brazil and to ensure power supply in the country. The CNPE is headed by the MME, and most of its members are made up of government ministers.

(iv) "Operador Nacional do Sistema” – ONS (National System Operator)

Created in 1998, the ONS is an NPO of private law consisting of generators, transmitters, distributors and free consumers, importers and exporters of electric power, whose primary role is to coordinate and control the operations of generation and transmission of the "Sistema Elétrico Interligado Nacional” (National Interconnected System), subject to regulation and supervision of ANEEL. The “Lei do Novo Modelo do Setor Elétrico” (Law of the New Electric Sector Model) gave the government the power to appoint three directors to the executive board of ONS.

The goals and primary responsibilities of the ONS include:

  operational planning for the electricity generation and transmission;
  organization of the use of the "Sistema Elétrico Interligado Nacional” and international linkages;
  ensure a nondiscriminatory way of access to the industry players;
  to assist the expansion of the energy system;
  propose to MME plans and guidelines for extension of the Basic Network; and
  to present the transmission system’s operational rules to ANEEL for approval.

(v) “Empresa de Pesquisa Energética” – EPE (Energy Research Company)

Created in August 2004, the Energy Research Company - EPE is responsible for conducting strategic researches in the power sector, including  electricity, oil, gas, coal and renewable energy sources. The researches performed by EPE are used in order to subsidize the MME in their role as makers of programs for the national energy sector.

(vi) “Comitê de Monitoramento do Setor de Energia” – CMSE (Committee of Monitoring of Electricity Sector)

The Law of the New Electric Sector Model authorized the creation of the Committee of Monitoring of Electricity Sector-CMSE, which operates under the direction of the MME. The CMSE is responsible for monitoring the system’s conditions of supply and indicating the necessary actions to correct any disruptions.

(vii)  Other institutions: ANA, IBAMA, State and Municipal Agencies

The ANA is responsible for regulating water use in lakes and rivers under the federal domain. Its goals include ensuring the quality and quantity of water to meet their multiple uses. Additionally, the ANA must implement the Plan for Water Resources Monitoring, a set of mechanisms that aim the rational use of water resources of the country.

Regarding the rivers and lakes under government domain, state agencies are responsible for the implementation of their State Plans for Water Resources, as well as the analysis and provision of grants for water resources use.

IBAMA environmental agency is linked to the Ministry of Environment and responsible for monitoring and supervising at the federal level. IBAMA is responsible for environmental licensing of activities and enterprises that produce regional or national environmental impact.

Finally, the municipal environmental agencies are responsible for the licensing of activities involving local environmental impact, and in other cases, it has been defined that agencies and state environmental agencies have the authority to conduct the environmental licensing.

b)        Eletrobras environmental policy and costs incurred for compliance with environmental regulation and, if appropriate, other environmental practices, including adherence to international standards of environmental protection

Eletrobras System environmental policy aims to guide the treatment of environmental issues associated to its electric power enterprises. It complies with government policies, especially those related to the environment, water resources, climate change and energy, with the relevant legal and regulatory frameworks as well as with international agreements to which Brazil is a signatory. Meets the principles of corporate sustainability and the maintenance of a systematic and continuous improvement in management practices.

Thinking about the environmental aspects inherent to the activities of generation, transmission and distribution of electricity has evolved in recent decades. Environmental policy for the Brazilian power sector was first established in the Environmental Master Plan for the Electricity Sector (PDMA II ") - 1991/1993 (Vol I and II).

The new institutional model of the sector led to the formulation of an exclusive environmental policy for Eletrobras’ system. The first version was approved in March 2006 by the High Council of Eletrobras System ("Consise”).

To meet the requirements of the reorganization process and the strategic repositioning of Eletrobras system, its environmental policy has been improved in the second half of 2009 under the Subcommittee on Environment System Eletrobras (SCMA). This revised version was approved in January 2010.

This new environmental policy is divided into two levels: (i) principles, which summarize the essence of the environmental commitment of companies and (ii) guidelines, which aim to provide an operational dimension to the principles.

The principles addressed by environmental policy Eletrobras System, and its main guidelines are the following:

 (i) Internal Linkage: ensures the incorporation of the environmental dimension of its processes. To do so, Eletrobras should consider the public policies regarding the environment in the internal processes, treat environmental projects’ issues  in coordination with the areas of the company, incorporating the environmental dimension to decision-making processes and incorporate the principles and guidelines of the environmental policy for contracts and partnerships signed;

(ii) External Linkage: Search by implementing programs and environmental actions in coordination with other sectors and institutions. To do so, Eletrobras shall enhance opportunities for local and regional sustainable development arising from the projects, search sharing of institutional responsibilities and financial relations with other public and private actors working in the area of the enterprises to contribute to the integrated management of watersheds and for sustainable use of water resources, in conjunction with stakeholders, and consider the specific ecosystems and local communities in joint actions and environmental programs with public actions and policies;

(iii) Relationship with Society: promotes relationships with various segments of society. The guidelines established for this are: dialogue with the various social actors involved from the early planning of projects and identify their needs and expectations, establish procedures for communication with appropriated language to the intended audience, and establish ongoing process of communication and clarification the public on issues related to energy and environmental initiatives;

(iv) Sustainable Use of Energy Resources: Tapping the potential of local and regional resources regarding to the principles of sustainable development. To do so, Eletrobras should encourage the use of renewable sources in order to expand the supply of electricity, use incentive mechanisms to reduce emissions of greenhouse gases as a business opportunity, internalize the social and environmental benefits and costs to define the use of energy resources, and support conservation of energy and energy efficiency as a strategy for rational use of natural resources; and

 (v) Environmental Management: searches the deployment of an environmental management system integrated with other corporate management systems. Eletrobras shall take actions that promote the improvement of environmental performance indicators used to measure the results of environmental management, to encourage the attendance of environmental requirements by employees, business partners and suppliers, actions to encourage energy conservation, energy efficiency and combating waste in the company, sensitizing and training employees, partners and suppliers of their responsibilities to the environment, and promoting environmental awareness activities in the areas under the influence of the enterprises.

c)         Relevant reliance on patents, trademarks, licenses, concessions, franchises, contracts, royalties for the development of the activities

Eletrobras develops its generation, transmission and distribution of electric energy in accordance with the concession agreements signed with the Brazilian Government through ANEEL, and therefore Eletrobras' financial condition and its operational result depend on the maintenance of such concessions.
For more information about the grants from Eletrobras see section 9.1. of this reference guide.

7.6.    Information about countries where Eletrobras obtains relevant income:

Although Eletrobras will study the feasibility of projects and participation in joint ventures abroad, there are currently no Eletrobras revenues from countries other than Brazil.

7.7.      Regulation in countries where Eletrobras gets significant revenue and influence in the Eletrobras' affairs:

Not applicable, as explained in section 7.6 of this reference guide.

7.8.      Eletrobras' relevant long-term relationships not included elsewhere in this Guide:

Itaipu Binacional - ANDE (Paraguay)

Itaipu Bi-national is a bi-national entity created and governed in equal rights and obligations under the Treaty signed on April 26, 1973, between the Federative Republic of Brazil and the Republic of Paraguay, also referred to as High Contracting Parties, and its capital belonging equally to Eletrobras and the Administración Nacional de Electricidad - ANDE, also referred to as Parts.

Itaipu Binational has its headquarters located in Brasilia, capital of the Federative Republic of Brazil and in Asuncion, capital of the Republic of Paraguay, and has full tax exemption in both countries, according to the treaty signed.

Its goal is the hydroelectric exploitation of water resources of the Parana River owned in condominium to both countries, from and including the Salto de Guaira to the Iguassu River, through the construction and operation a hydro power plant with total capacity available for hire 12.6 million kW, generating electric power quality, regarding social and environmental responsibility, promoting economic development, tourism and technological development in both, Brazil and Paraguay.

ITAIPU formally began its activities on May 17, 1974 and Hydro Power Plant was officially inaugurated on October 25, 1984, and from March 1985 , two generating units were available for hiring by Brazil and Paraguay. In 1991 it was completed the first stage of implementation of generating units. With the coming into operation of the last two generating units in December 2006 and April 2007, the Hydro Power Plant has expanded to 14 million kW installed capacity, reaching a generation record in 2008 when it produced 94.7 billion kWh. ITAIPU is governed by the rules established by the Treaty and its Appendixes, the following items, and has as its administrative agencies an Administrative Council and an Executive Board, integrated by an equal number of members from each country:

- Appendix "A" - The Itaipu Bi-national Statute

- Appendix "B " - Overview of the facilities for production of Electricity and Ancillary Works; and

- Appendix "C " – Itaipu Bi-National Financial Basis and Electricity Service Delivery.

As established in the official acts of the entity, the financial statements of Itaipu comprises the Balance Sheet, the Statement of Profit and Loss Account, the Statement of Origins and Applications of Funds and Explanatory Notes to the Financial Statements

They are presented as supplementary information to Value Added Statement, the Statement of Cash Flows, Statement of Operating Account and the Explanatory Notes to the Statement of Operating Account.

The financial statements and supplementary information have been prepared in accordance with accounting practices adopted in Brazil and Paraguay, respecting the specific provisions laid down in the Treaty, its Appendixes and other official records.

The main divergences of the accounting practices adopted in these countries are:

(I)           The depreciation of fixed assets and amortization of intangible assets is not calculated;

(II)          The accumulated results of the entity are not shown in equity are shown under Results to be Compensated belonging to the Asset;

(III)        The return on capital paid to the parties does not take into consideration the realization of profits is part of the liabilities and represents an operational expense in the final result; and

(IV)         The Statement of Origins and Application of Funds includes the entity's financial statements and the Consolidated Cash Flow and Added Value are presented as supplementary information; and

(V)          ITAIPU does not elaborate a Statement on Change in Shareholders' Equity and the Statement of Comprehensive Income, for its equity is not changed.

The operational income includes Itaipu values resulting from the provision of electricity services, based on the power purchased by Eletrobras System's companies , Brazil, and ANDE, Paraguay, under the letter of commitment and agreement signed for this purpose as well as reimbursement for costs of additional energy to guaranteed energy not associated to the subscribed demand.

The remuneration for the transfer of energy charged to Eletrobras, is credited to the Government of Paraguay, depending on the assignment of the energy before it.

Financial Income of Itaipu include revenues from income from investments in banks, updating the security deposit part of the agreement to restructure the Brazilian external debt arrears by the delay in receiving invoices from contracts for the provision of electricity services, interest arising from the renegotiation of ANDE's debt regarding the provision of electricity services and interest under the agreement signed with ANDE for the construction of the substation on the right bank.

Finally, the operations of Itaipu, held in various currencies, mainly in Real and Guarani, are accounted for by reference to the U.S. dollar. Effects of changes in Real and Guarani purchasing power are reflected in the financial statements of Itaipu Bi-national according to the conversion criteria described in the financial statements of the company, the extent of variation of these currencies against the U.S. dollar exchange rate in Brazil and Paraguay. The amounts recorded in U.S. dollars remain recorded at historical cost without considering any effect of variation in their purchasing power.

For further information about the contracts, financing and other transactions involving Eletrobras and Itaipu Binational, see Sections 10.2 and 16.2 of this Reference Guide.

CEPEL

The Energy Research Center (CEPEL) is the central executor of programs and projects in R & D + I for the System Eletrobras (SE). It was established in 1974, the result of a strategic vision of Eletrobras, with the primary objective of creating a research infrastructure for the development of advanced technology in equipment and electrical systems in the country.

The beneficiaries of the Centre's performance transcend the system. Among them are: the MME and sector organizations such as EPE, ONS, CCEE and ANEEL, plus concessionaires and manufacturers.

CEPEL  has a body of methodologies and computer programs in constant improvement and development, which are applied in planning the expansion of generation and transmission, considering environmental aspects and alternative sources use to the interconnected hydrothermal system operation and basic network operation, in real-time, and is widely used throughout the electricity sector.

CEPEL also develops studies and researches to create: transmission technologies, allowing, for example, increased capacity, reduction of passbands and better routes for line installation, equipment monitoring and diagnostic, aiming to optimize investment and operation safety; conservation and efficient use of energy, and metallurgy and materials. It also gives technical support to important government programs and projects, as “Electricity for All”, PROINFA, PROCEL and RELUZ, also collaborating in the preparation of Plans for Expansion of Energy.

It has a complex of 30 laboratories used to support the conduction of research and development projects, and where are also conducted tests, forensic analysis and compliance for certification. Several of these laboratories are pioneers in Brazil, and others without similar in South America.

In 2010, CEPEL has developed 99 R&D corporate projects for the Eletrobras' Companies, as follows: Expansion Planning of Generation and Transmission (5), Environment (5); Hydrology Stochastic, Water and Wind (4); Operation Planning Energy (5), Planning, Operation and Network Analysis (8); Technologies SCADA / EMS - Sage (6), Automation and Local Disturbance Analysis (2); Transmission Technologies (11), Metallurgy and Materials (7) Monitoring; and Diagnostic Equipment and Facilities (16); Conservation and Efficient Use of Energy (14), Renewable Energy and Distributed Generation (6), Distribution, Energy Measurement and Combat Losses (3), Computational Techniques Applied to Energy Area (2) Financial Analysis of Projects and Rates (1); Trust (1); Power Quality (2) and Database Integration (1).

In order to ensure funding for the research projects of the Centre, Eletrobras, Chesf, Eletronorte, Eletrosul and Furnas made available around R$ 126 million, through annual contribution funds for the financial year 2010, which R$ 16 million investments were carried out in laboratories.

Andrade Gutierrez

Eletronuclear maintains long-term relationship with the construction company Andrade Gutierrez in the field of civil construction of Angra III Nuclear Power Plant.

The construction of Angra III was tendered and adjudicated to construction company Andrade Gutierrez through a contract signed on June 16, 1983. The contracted construction company was mobilized in June 1984, and then started to work. The services already implemented are consisted of mobilization, the contracted company installation at the construction site and local interventions in the buildings, with sections in the rocks and open pits for the foundation blocks.

In April 1986 the work was stopped, having been the demobilization of the contracted. But the contract remained in force pending a government decision on the resumption of works. In order to preserve the contract, the amount paid annually to the Andrade Gutierrez for the maintenance of its facilities, preservation of the facilities construction site's and the use of the houses owned by Eletronuclear was approximately $ 5 million. In 2009, the contract with the builder was revised by adapting to the current market conditions, the actual numbers that arise from experience with Angra II and the establishment of the scope that meets all the needs of the works.

In order to support the negotiations, were elaborated and established timelines and historiography for major civil works activities of the Angra III, given 66 months for completing the project (from the beginning of the concrete slab foundation of the reactor building) have been identified all the necessary services to the respective amounts. Both Eletronuclear as construction company Andrade Gutierrez worked out for all services, compositions of the unit prices. TCU examined the additive and liberated the continuation of works to completion of the Plant.

The construction company's bid, after several rounds of the negotiations, was R$ 1,368,600 thousand. Considering the reduction established by the TCU of R$ 120.100 thousand, the final value of the contract was for R$ 1.248.500 thousand.

Areva

Areva, the merger of the German company Siemens KWU with France's Framatome, is the largest provider of the Angra III Project and has a valid business contract for his role in building the plant, through the provision of goods imported services. Because these contracts are very old, are ongoing negotiations to update them. Funding for this scope of the imported goods and services - about EUR 770 million - will come from loans of the European banks, some of them, repeatedly, have confirmed their interest in participating in financing the venture. Areva NP has 03 contracts with Eletronuclear - and: 01 for the supply of the various imported equipment (mechanical, electrical, instrumentation and control), 01 for engineering and 01 for assurance of supplies and services.

7.9.    Other Relevant Information:

Nuclear power plants - Unit Angra III under construction

The plant Angra III was acquired in 1976, along with Angra II, with the Siemens-KWU, later AG Framatome, now Areva.

The works were adjudicated to Constructora Andrade Gutierrez in 1982, following national competitive bidding process. Work began in 1984, but halted in 1986, according to the budget constraints at the time. In the short time it was performed initial preparation and the dismantling of the local rock cavities plant construction. The removed material was used in the construction of the marine breakwater to protect the central site.

Nowadays the enterprise has about 13,500 tons of components already acquired and stored under stringent storage conditions, among which are highlight the key mechanical components imported from the so-called "nuclear island", for example, the reactor vase, the pressurizer, the steam generators and main pump for cooling the primary circuit (nuclear). They have also been acquired the turbine, electric generator, emergency diesel set and a set of process equipment such as heat exchangers, valves, pumps, special pieces of piping, etc.

Since 2001, the process of making decisions and evaluations regarding the appropriateness for resuming the project came from the National Energy Policy Council (CNPE). Since then the various resolutions adopted by CNPE always touched by the need for further study on the environmental, technical and economical feasibility of Angra III, these studies always attended by Eletronuclear.

On June 25, 2007, CNPE through Resolution 03/2007 established that Eletrobras Eletronuclear and would lead to resumption of construction of the Angra III nuclear plant, establishing that the Ministry of Mines and Energy (MME) should arrange, through independent consulting, the assessment of the structure and components of the operational costs for Angra III, aiming to the definition of the rate of electricity generation.

Such policies had tried, basically, three lines of action regarding the resumption of construction of Angra III:

1.             Reassessment of costs for completing the project:

The MME has hired the Swiss consultant COLENCO to conduct independent reassessment of the costs. The final report was issued by the CONTRACTED in December 2007, pointing to the value 0.5% lower than the amount estimated by Eletronuclear on the same reference date;

2.             Review of the Feasibility Study for Angra III:

It was established a Working Team composed by Eletrobras' and Eletronuclear experts, with the collaboration of the Civil House of the Presidency and of the MME in order of review the assumptions and calculations of the Eletronuclear report "Angra III: Feasibility Analysis Economic-Financial Development - Rev. 3rd " whose main objective is to estimate the rate of equilibrium for the energy to be generated by Angra III. In December 2007, in April 2009 and October 2009, the aforementioned Working Group issued, respectively, the 4th revision, 4b and 5 of the report.

In all revisions, depending on the simulated scenarios, government initiatives related to tax exemptions and other incentives, and especially of the treatment to be given to the costs already accounted for the enterprise, it is concluded that the project is feasible and that the value of sale of energy to ensure the economic and financial balance of the project lies in the level of competitiveness with other conventional thermal options.

3.             Legal Consideration of Existing Contracts for Angra III:

After completion of the legal assessment of contracts already signed, conducted by the Ministry of Mines and Energy - MME and the Civil House of the Presidency, concluding that they are valid;

Dados Técnicos Principais - Projeto Angra III

Whereas Angra II plant is the reference for the design, construction and operation of Angra III, the latter shall be, as possible as, and with very few exceptions, a replica of the first, however presenting two main differences:

•    Construction site: Angra II was built on stilts, Angra III shall be built directly on the rocks.

•          Angra III technological improvements: Angra II uses an analogical system for instrumentation and control, Angra III is designed to use a last generation digital system.

Works’ Schedule

The planned period for construction of Angra III is 5.5 years, period from the beginning of implementation of the concrete slab foundation of the reactor building until the start of commercial operation, including the stages of design, construction, electromechanical assembly, commissioning and tests.

Current status of plant construction:

Questions related to Environmental Licensing Process:

Regarding the licensing process there are no impediments to the continuation of works, considering that as to ensure a better understanding of the public about of project and Angra III's own initiative Eletronuclear 17 Public Meetings were held with communities surrounding the Central Nuclear Almirante Álvaro Alberto (Angra dos Reis, Paraty and Rio Claro) and the cities of Rio de Janeiro, Ubatuba-SP, by a formal call from the Brazilian Institute of Environment and Natural Resources - IBAMA eight public hearings were held in these cities, that the Environmental Impact Assessment - EIA and the Report and Environmental Impact - EIR and the Plan of Attendance to the Environmental Licensing Process' Requests, submitted by Eletronuclear were approved by that licensing agency, all culminating in the granting of required licenses issued by IBAMA for the initiation and continuation of works, as follows:

▪  Pre-License, issued on July 23, 2008;

▪  Installation permit: issued on March 5, 2009. On December 2, 2009, the license has been rectified by the contract term of 06 years and consisting of 46 constraints (including 01 additional constraint) whose appointments are being made by Eletronuclear, regarding the deadlines.

Questions related to Licensing Process for Land Use:

Similarly to the previous case there are no impediments to the continuation of the implementation works of Angra III, whereas on 24 June, 2009, the Town of Angra dos Reis, after a period of negotiation with Eletronuclear on social and environmental investments to be made in the area of influence of the nuclear power plant, issued the Decree of the Construction License 108/2009 for the construction of Angra III.

Questions concerning the Nuclear Licensing Process:

Based on the main documents submitted by Eletronuclear striving for compliance with nuclear licensing process, the Preliminary Report of Security Analysis - RPAs, the Preliminary Report of Physical Protection - RPPF, the Preliminary Report of Fire Protection - RPPCI and a set of reports and documents proving the safety of the plant in phases of construction and operation, the Brazilian regulatory authority for nuclear installations, “Comissão  Nacional de Energia Nuclear” – CNEN (National Commission of Nuclear Energy), issued the following licensing grants:

▪  1st  Partial license, issued on March 9, 2009, authorizing the execution of the concreting regularization of digging foundations and waterproofing of the foundation slab of the reactor building and the reactor’s auxiliary building foundation slab.

▪  2nd  Partial License: issued on March 11, 2010, authorizing the construction of buildings and structures not nuclear

▪  3rd  Partial License: issued on March 29, 2010, authorizing the construction of the turbine building.

▪  License for Concreting the reactor building: The result of a series of technical meetings that have a long been maintained between CNEN and Eletronuclear, it is envisaged that the licensing agency to issue, still in early June 2010, a license to implement the foundation slab of the reactor building. This fact will allow Eletronuclear start concreting the foundation slab of the reactor building, relevant milestone towards achieving the "critical path" of the implementation schedule of the plant.

Construction License: Issued on 31 May 2010 authorizing the concreting of the reactor building foundation slab (UJB), conditioned upon submission by the ELETROBRAS ELETRONUCLEAR to CNEN, its designs and calculations for the following stages of work. In this context, CNEN has issued the following permits for concreting services:

Data	Estrutura	Autorização	Ato Legal
May-31-10	Reactor Building (UJB)	Concreting of the foundation slab	Of. 094/10 - CGRC

Sep-27-10	Control Building (UBA)	Concreting of the foundation slab	Of. 168/10 - CGRC

Oct-15-10	Reactor Auxiliary Building (UKA)	Concreting of the foundation slab	Of. 182/10 - CGRC

Dec-08-10	Reactor Building (UJB)	Concreting of the spherical cap , Circular Walls, Radial Walls and Free Pillars	Of. 207/10 - CGRC

Jan-10-11	Reactor Auxiliary Building (UKA)	Concreting of the structures between the foundation slab and the underside of the elevation slab + 1,74m	Of. 004/11 - CGRC

Jan-26-11	Reactor Building (UJB)	Concreting of Secondary Walls located below the lower Spherical Cap Structure	Of. 012/11 - CGRC

Mar-01-11	Reactor Building (UJB)	Concreting of External Cylindrical Wall between elevations --0,85m and + 14,15 m	Of. 039/11 - CGRC

Renegotiation of Current Contracts for Angra III:

After recognizing the legal validity of contracts for Angra III, which had been signed in the past, ELETRONUCLEAR in addition to the renegotiation of the contract with Constructora Andrade Gutierrez for the execution of civil works construction (renegotiation process was examined and approved by TCU) and the agreement with Areva for the supply of imported equipment and the execution of foreign engineering, has been undertaking renegotiation of technical and commercial basis with various companies suppliers of materials, equipment and components of the national scope of supply for Angra III. Among these manufacturers and related supplies and highlighted the following:

  CONFAB - Large Vessels and Tanks: R$ 282.7 million, have been renegotiated two contracts for provision of steel plates and execution of the assembly of containment sphere of the reactor building, the contract for the supply of the package of tanks GR1 / GR2, as well as contracts for the supply of contention locks.

  BARDELLA - Equipment and Material Handling Equipment: 3 renegotiated contracts in the amount of R$ 58.5 million, to supply the polar bridge for the reactor building, group turbo building's bridge - generator and semi-gantry crane. Ongoing renegotiations of two contracts for the provision of the bridge and other equipment of water intake.

  NUCLEP - Large Mechanical Equipment: 3 renegotiated contracts in the amount of R$ 80.5 million, to supply the main condensers, accumulators and package of embedded of the reactor vessel's support. Ongoing renegotiations of four contracts for the provision of special supports, fixed points and pressure equalizing structures and super-compact racks.

  SIEMENS DO BRASIL – Generator’s Power Source: contract being renegotiated

  KSB: Centrifugal Pumps: contract being renegotiated;

  EBSE: Welded Ferritic Tubes: renegotiated contract in the amount of R$ 17.2 million.

Main Bidding Processes ongoing:

Among the sixteen major contracts to be bid for the national engineering services relating to the areas of Civil Engineering, Electromechanical Engineering Services, Management Support and Electromechanical Assembly, ten contracts were signed, five are into preparation of the technical and commercial documentation needed to the publication of edicts and one meets with the bidding process in progress, as summary below:

Subscriptions and contracts already in progress:

▪     Emergency Services Civil Engineering - INTERTECHNE: R$ 1 million;

▪     Project of the Line 138 kV / 500 kV - MARS ENGINEERING: R$ 0.9 million;

▪     Planning Support and Development of Schedules - STEI CONSULTING: R$ 3.8 million;

▪     Civil Projects for Nuclear Structures - ENGEVIX: R$ 14.0 million;

▪     Supervision of Civil Works - CONCREMAT: R$ 89.9 million;

▪     Implementation and Technical Support - LOGOS ENGINEERING: R$ 118.7 million;

▪     Development of Flowcharts - INTERTECHNE: R$ 0.6 million;

▪     Electromechanical Projects for the External Area - ENGEVIX: R$ 2.3 million;

▪     Equipment Manufacturing Surveillance - CONSULPRI: R$ 11.6 million;

▪     Electromechanical Assembly Surveillance - ductor: R$ 70.9 million; and

▪     Ongoing Bidding Process - Electromechanical Projects related to the Secondary Circuit.

Main activities of civil works in progress:

Upon obtaining the licenses previously mentioned and an authorization from IBAMA in September 2005 for the execution of civil works for PRAD - Plan for recovery of degraded areas, until the present date, briefly, the following works were performed:

  Preparatory activities in digging foundations: depletion of the area, surface cleaning, removal of loose stones and cuttlefish, correcting negative slope, filling points of upwelling water, execution of the concrete regularization of the digging foundations for various buildings, etc.

▪  Infrastructure of the Construction Site Activities: after obtaining a building permit granted by the “Comissão  Nacional de Energia Nuclear” – CNEN (National Commission of Nuclear Energy), on May 31, 2010, the following ongoing activities according to Administrative Order 02/2011 of the Construction Andrade Gutierrez are:

-     Adequacy of facilities and construction site;

-     Preparation, cutting, bending and application of the frame for the buildings UJB, UMA, UBA, UKA, PAB, UQT and other buildings and structures;

-     Preparation, manufacture and application of foundation forms to the buildings ULB, UQT / UQN;

-     Preparation, manufacture and application of forms, columns and walls of the buildings UJB, UMA, UBA, UKA, ULB and other buildings and structures;

-     Preparation, manufacture and application embedded parts;

-     Preparation and release the concrete to the buildings UJB, UMA, UBA, UKA, PAB, UQT and other buildings and structures;

-     Works on land - digging, loading and transportation 1st and 2nd up to 1.5 km.

8.         ECONOMIC GROUP

8.1.    Company’s Economic Group

a) direct and indirect controllers e d) companies shares in Company’s group

Eletrobras is a federal anonymous society trade company, of mixed economy, controlled by the Brazilian Government, which owns, through the Union, 52.0% of common shares with voting rights and 41.56% of the total capital of the Company.

BNDESPAR is considered a person linked to the controlling shareholder of the Company, as far that BNDESPAR is a wholly owned subsidiary of BNDES, which, for its turn, is a federal public company and therefore controlled by the Federal Government. BNDESPAR holds 190,757,950 shares and 18,691,102 Class B preferred issued by the Company, representing 18.5% of their capital.

In the date of this reference guide, the capital of Eletrobras is divided as follows:

Shareholder	% Common	% Preferred A	% Preferred B	% Capital Total
Governo Federal
Union................................................................................	51,72	-	0,01	41,56
Fund for Guarantee of Public Housing – FGHAB¹.................	0,09	-	-	0,07
Fund for National Development – FND¹…….........................	4,20	-	-	3,37
Fund for Guarantee of Investments – FGI¹..........................	-	-	3,30	0,65
Fund for Guarantee of Operations – FGO¹............................	-	-	0,38	0,07
BNDES Participações S.A. – BNDESPAR................................	16,63	-	7,04	15,20
BNDES...............................................................................	7,40	-	6,88	7,30
Caixa Econômica Federal....................................................	0,85			0,68
	81,46	-	17,61	68,9
Others...........................................................................	18,54	100	82,39	31,1
Total:	100	100	100	100

______________________

¹ Funds controlled by the Federal Government. b) subsidiaries and affiliates, c) Company's holdings in group companies and e) companies under common control

Corporate Name	Company	Eletrobras stock-shares into the group’s companies
		Common	Preferred	Total
Amazonas Energia (CEAM)	Subsidiary	100.00%	0.00%	100.00%
Distribuição Alagoas (CEAL)	Subsidiary	74.84%	94.02%	75.16%
Distribuição Piauí (CEPISA)	Subsidiary	99.98%	68.33%	98.56%
Distribuição Rondônia (CERON)	Subsidiary	99.96%	0.00%	99.96%
CGTEE	Subsidiary	99.94%	0.00%	99.94%
Chesf	Subsidiary	100.00%	84.37%	99.55%
Distribuição Acre	Subsidiary	95.34%	87.86%	93.29%
Eletronorte	Subsidiary	99.03%	0.00%	99.03%
Eletronuclear	Subsidiary	99.93%	99.41%	99.81%
Eletropar	Subsidiary	83.71%	0.00%	83.71%
Eletrosul	Subsidiary	99.71%	0.00%	99.71%
Furnas	Subsidiary	99.82%	98.56%	99.54%
Itaipu	Subsidiary [1]	50.00%	0.00%	50.00%

1 Controlled by Eletrobrás in joint venture with ANDE (Paraguai).

AES Tietê S.A. (“AES”)	Affiliate	0.08%	16.38%	7.94%
Companhia Docas de Santana (“CDSA”)	Affiliate	0.36%	0.00%	0.13%
Companhia de Eletricidade do Amapá (“CEA”)	Affiliate	0.03%	0.00%	0.03%
Companhia Energética de Brasília (“CEB”)	Affiliate	0.00%	6.56%	3.29%
CEB Lajeado S.A. (“CEB Lajeado”)	Affiliate	0.00%	100.00%	40.07%
Companhia Estadual de Distribuição de Energia Elétrica (“CEEE D”)	Affiliate	32.23%	53.43%	32.59%
Companhia Estadual de Geração e Transmissão de Energia Elétrica (“CEEE GT”)	Affiliate	32.23%	53.43%	32.59%
Centrais Elétricas de Santa Catarina S.A. (“Celesc”)	Affiliate	0.03%	17.98%	10.75%
Companhia Celg de Participações (“Celgpar”)	Affiliate	0.07%	0.00%	0.07%
Centrais Elétricas do Pará S.A. (“Celpa”)	Affiliate	34.79%	26.86%	34.24%
Companhia Energética de Pernambuco (“Celpe”)	Affiliate	0.03%	13.79%	1.56%
Companhia de Energia Elétrica do Estado do Tocantins (“Celtins”)	Affiliate	0.00%	0.00%	0.000026%
Companhia Energética do Maranhão (“CEMAR”)	Affiliate	33.50%	37.29%	33.57%
Centrais Elétricas Matogrossenses S.A. (“CEMAT”)	Affiliate	5.14%	59.78%	40.92%
Companhia Energética de Roraima (“CER”)	Affiliate	0.00%	100.00%	0.00484%
Companhia Energética de São Paulo (“CESP”)	Affiliate	0.03%	3.05%	2.05%
Companhia de Geração de Energia Elétrica Paranapanema (“CGEEP”)	Affiliate	0.00%	0.74%	0.47%

Companhia Energética do Ceará (“Coelce”)	Affiliate	0.00%	18.46%	7.06%
Companhia Paranaense de Energia (“Copel”)	Affiliate	1.06%	0.00%	0.56%
Companhia de Transmissão de Energia Elétrica Paulista (“CTEEP”)	Affiliate	9.85%	53.99%	35.42%
Empresa Amazonense de Transmissão de Energia S.A. (“EATE”)	Affiliate	0.00%	21.45%	-
Empresa Elétrica Bragantina S.A. (“EEB”)	Affiliate	0.13%	0.00%	0.11%
Empresa Metropolitana de Águas e Energia S.A. (“EMAE”)	Affiliate	0.00%	64.82%	39.02%
Empresa Paraense de Transmissão de energia S.A. (“ETEP”)	Affiliate	0.00%	2.86%	-
Energisa S.A. (“Energisa”)	Affiliate	1.25%	4.55%	2.98%
Guascor do Brasil Ltda. (“Guascor”)	Affiliate	4.41%	0.00%	4.41%
EDP Lajeado Energia S.A. (“EDP”)	Affiliate	0.00%	90.78%	40.07%
Paulista Lajeado Energia S.A. (“Paulista Lajeado”)	Affiliate	0.00%	100.00%	40.07%
Tangará Energia S.A. (“Tangará”)	Affiliate	0.00%	66.44%	25.47%
Lajeado Energia	Affiliate	0.00%	90.78%	40.07%
Mangue Seco 2	Special Purpose Company	49.00%	0.00%	49.00%
Norte Energia	Special Purpose Company	15.00%	0.00%	15.00%
CHC	Special Purpose Company	50.00%	0.00%	50.00%
SPE Inambari Geração de Energia (“Inambari”)	Special Purpose Company	29.40%	0.00%	29.40%

8.2.      Chart of the Company’s Economic Group:

8.3.      Restructuring operations, takeovers, fusions, mergers, acquisitions of shares, disposals and acquisitions of corporate control and acquisitions and divestitures of important assets in the past 3 fiscal years and the current fiscal year:

For further information about these operations, see item 6.5. of this reference guide.

8.4.      Other information that the Company deems relevant:

All relevant and pertinent information to this topic were published in the items above.

9.         RELEVANT ASSETS

9.1.      Goods of non-current assets relevant to the development of Company's activities: a) Fixed Assets b) patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, c) companies in which the Company has interests:

Eletrobras is headquartered in Brasilia, Federal District, in the Setor Comercial Norte Quadra 4, Bloco B - 100, room 203 - Asa Norte, although its principal executive office is located in the city of Rio de Janeiro, State of Rio de Janeiro in Avenida Presidente Vargas, n º 409, 13th floor, Edifício Herm Stolz. In addition, Eletrobras has some offices that are also considered relevant properties, as listed: (i) Edifício Herm. Stoltz, Avenida Presidente Vargas, n º 409, 15th and 17th floors in the city of Rio de Janeiro, State of Rio de Janeiro, (ii) Edifício CORRFA, Avenida Presidente Vargas, n º 583, rooms 701-710 in the city of Rio de Janeiro, Rio de Janeiro, which is rented from third parties, (iii) 422,320 m² of land located in the city of Macae, State of Rio de Janeiro, in the BR 101 highway, Km 168, and (iv) land and edification of 2622 m2 located in the city of Guairá, Paraná State, in the lots numbers 3, 4, 5, 6 and 7 of the Q-59-A.

a) fixed assets (including those subject to rent or lease, identifying the location)

The main fixed assets of Eletrobras consist of hydroelectric, thermoelectric, nuclear, and transmission lines located throughout Brazil. The total book value of fixed assets on December 31st 2010, December 31st, 2009 and December 31st, 2008 were R$ 46.7 millions, R$ 41.6 billion and R$ 36.5 billion, respectively.

Electric Power Generation Plants

The generating capacity of the system Eletrobras, including 50% of the Itaipu power belonging to the Brazilian government, is 42,081 MW, which corresponds to about 37% of installed capacity in the country on December 31st, 2010. This energy is produced by 29 hydroelectric plants, 109 thermoelectric plants, and two nuclear plants owned by Eletrobras, added to its holdings in to Itaipu hydroelectric (50%), Baguari (15%), Fish Angical (40%) and thermoelectric Serra do Navio (49%).

The following table illustrates the power plants owned by Eletrobras:

Company	Plant	State	City	Type of Plant
Amazonas Energia	Aparecida	Amazonas	Aparecida	Thermoelectric
Amazonas Energia	Balbina	Amazonas	Presidente Figueiredo	Hydroelectric
Amazonas Energia	Electron	Amazonas	Manaus	Thermoelectric
Amazonas Energia	Mauá	Amazonas	Manaus	Thermoelectric
Amazonas Energia	Flores	Amazonas	Manaus	Thermoelectric
Amazonas Energia	Cidade Nova	Amazonas	Manaus	Thermoelectric
Amazonas Energia	Distrito	Amazonas	Manaus	Thermoelectric
Amazonas Energia	São José	Amazonas	Manaus	Thermoelectric
Amazonas Energia	Iranduba	Amazonas	Iranduba	Thermoelectric
Amazonas Energia	diversas	Amazonas	diversas	Thermoelectric
CGTEE	Presidente Médici	Rio Grande do Sul	Candiota	Thermoelectric
CGTEE	São Jerônimo	Rio Grande do Sul	São Jerônimo	Thermoelectric
CGTEE	Nutepa	Rio Grande do Sul	Porto Alegre	Thermoelectric
CGTEE	Candiota III	Rio Grande do Sul	Candiota	Thermoelectric
Chesf	Araras	Ceará	Reriutaba	Hydroelectric
Chesf	Boa Esperança	Piauí	Guadalupe	Hydroelectric
Chesf	Camaçari	Bahia	Dias D’Ávila	Thermoelectric
Chesf	Curemas	Paraíba	Coremas	Hydroelectric
Chesf	Funil	Bahia	Ubatã	Hydroelectric
Chesf	Luiz Gonzaga	Pernambuco	Petrolândia	Hydroelectric
Chesf	Paulo Afonso I	Bahia	Paulo Afonso	Hydroelectric
Chesf	Paulo Afonso II	Bahia	Paulo Afonso	Hydroelectric
Chesf	Paulo Afonso III	Bahia	Paulo Afonso	Hydroelectric
Chesf	Apolônio Salles (Moxotó)	Alagoas	Delmiro Gouveia	Hydroelectric
Chesf	Paulo Afonso IV	Bahia	Paulo Afonso	Hydroelectric
Chesf	Pedra	Bahia	Jequié	Hydroelectric
Chesf	Piloto	Bahia	Paulo Afonso	Hydroelectric
Chesf	Sobradinho	Bahia	Sobradinho	Hydroelectric
Chesf	Xingó	Sergipe	Canindé do São Francisco	Hydroelectric

Chesf	Dardanelos *	Mato Grosso	Aripuanã	Hydroelectric
Chesf	Jirau*	Rondônia	Porto Velho	Hydroelectric
Chesf	Belo Monte*	Pará	Altamira	Hydroelectric
Chesf	São Pedro do Lago*	Bahia	Santo Sé	Eolic
Chesf	Pedra Branca*	Bahia	Santo Sé	Eolic
Chesf	Sete Gameleiras*	Bahia	Santo Sé	Eolic
Eletronorte	Rio Acre	Acre	Rio Branco	Thermoelectric
Eletronorte	Rio Branco I	Acre	Rio Branco	Thermoelectric
Eletronorte	Rio Branco II	Acre	Rio Branco	Thermoelectric
Eletronorte	Coaracy Nunes	Amapá	Ferreira Gomes	Hydroelectric
Eletronorte	Santana	Amapá	Santana	Thermoelectric
Eletronorte	Curuá-Una	Pará	Santarém	Hydroelectric
Eletronorte	Tucuruí	Pará	Tucuruí	Hydroelectric
Eletronorte	Rio Madeira	Rondônia	Porto Velho	Thermoelectric
Eletronorte	Samuel	Rondônia	Candeias do Jamari	Hydroelectric
Eletronorte	Serra do Navio	Amapá	Serra do Navio	Thermoelectric
Eletronorte	Senador Arnon Farias de Mello	Roraima	Boa Vista	Thermoelectric
Eletronorte	Dardanelos*	Mato Grosso	Aripuanã	Hydroelectric
Eletronorte	Miassaba 3*	Rio Grande do Norte	Macau	Eolic
Eletronorte	Rei dos Ventos1*	Rio Grande do Norte	Galinhos	Eolic
Eletronorte	Rei dos Ventos 3*	Rio Grande do Norte	Galinhos	Eolic
Eletronuclear	Angra I	Rio de janeiro	Angra dos Reis	Nuclear
Eletronuclear	Angra II	Rio de janeiro	Angra dos Reis	Nuclear
Eletronuclear	Angra III	Rio de janeiro	Angra dos Reis	Nuclear
Furnas	Baguari	Minas Gerais	Governador Valadares	Hydroelectric
Furnas	Corumbá	Goiás	Caldas Novas	Hydroelectric
Furnas	Funil	Rio de Janeiro	Resende	Hydroelectric
Furnas	Furnas	Minas Gerais	São José da Barra and São João Batista do Glória	Hydroelectric
Furnas	Itumbiara	Goiás and Minas Gerais	Itumbiara (GO) and Arapoã (MG)	Hydroelectric

Furnas	Luiz Carlos Barreto de Carvalho	São Paulo	Pedregulho	Hydroelectric
Furnas	Manso[1]	Mato Grosso	Chapada dos Guimarães and Nova Brasilândia	Hydroelectric
Furnas	Marimbondo	São Paulo and Minas Gerais	Icem (SP) and Fronteira (MG)	Hydroelectric
Furnas	Mascarenhas de Moraes (Peixoto)	Minas Gerais	Ibiraci	Hydroelectric
Furnas	Peixe Angical	Tocantins	Peixe, São Salvador do Tocantins e Paranã	Hydroelectric
Furnas	Porto Colômbia	Minas Gerais e São Paulo	Planura (MG) and Guairá (SP)	Hydroelectric
Furnas	Serra da Mesa[2]	Goiás	Minaçu	Hydroelectric
Furnas	Campos	Rio de Janeiro	Campos dos Goytacazes	Thermoelectric
Furnas	Retiro Baixo	Minas Gerais	Curvelo / Pompeu	Hydroelectric
Furnas	Serra do Facão	Goiás	Catalão / Divinópolis	Hydroelectric
Furnas	Foz do Chapecó	Rio Grande do Sul	São Carlos	Hydroelectric
Furnas	Santo Antônio*	Rondônia	Porto Velho	Hydroelectric
Furnas	Miassaba 3*	Rio Grande do Norte	Macau	Eolic
Furnas	Rei dos Ventos 1*	Rio Grande do Norte	Galinhos	Eolic
Furnas	Rei dos Ventos 3*	Rio Grande do Norte	Galinhos	Eolic
Furnas	Teles Pires*	Mato Grosso / Pará	Paranaíta / Jacareacanga	Hydroelectric
Furnas	Batalha*	Minas Gerais	Cristalina / Paracatu	Hydroelectric
Furnas	Simplício*	Minas Gerais /Rio de Janeiro	Chiador / Sapucaia	Hydroelectric
Furnas	Anta*	Rio de Janeiro	Sapucaia	PCH[4]
Furnas	Santa Cruz	Rio de janeiro	Rio de janeiro	Thermoelectric
Eletrosul	Jirau*	Rondônia	Porto Velho	Hydroelectric
Eletrosul	Mauá*	Paraná	Telêmaco Borba / Ortigueira	Hydroelectric
Eletrosul	Coxilha Negra V, VI e VII*	Rio Grande do Sul	Santana do Livramento	Eolic

Eletrosul	Teles Pires*	Mato Grosso / Pará	Paranaíta / Jacareacanga	Hydroelectric
Eletrosul	Passo São João*	Rio Grande do Sul	Dezesseis de Novembro / Roque Gonzáles	Hydroelectric
Eletrosul	São Domingos*	Rio Grande do Sul	Ribas do Rio Pardo / Água Clara	Hydroelectric
Eletrosul	João Borges*	Santa Catarina	Campo Belo do Sul / São José do Cerrito	PCH[4]
Eletrosul	Barra do Rio Chapéu*	Santa Catarina	Rio fortuna / Santa Rosa de Lima	PCH[4]
Itaipu	Itaipu Binacional[3]	Paraná	Foz do Iguaçu	Hydroelectric
(*) Non-operating Plants.

1 Plant into a consortium. Furnas owns 70% of UHE Manso.

2 Plant into a consortium. Furnas owns 48,5% of UHE Serra da Mesa.

3 The Company holds 50% stake into Itaipu.

4 Small Hydroelectric Station

For further details about Eletrobras' plants and their respective exploitation concessions , see Section 9.1.b of this the reference guide.

Electricity Transmission Network

Regard the transmission network, the Eletrobras System has 53,789,000 km of transmission lines above 230 kV, representing approximately 55.5% of total lines that cut through Brazil, as well as 247 substations. Also, are being built by companies of the Eletrobras System, alone or in partnership with the private sector, another 24 transmission lines and 21 substations.

For further information about the concessions of the lines that compose the Eletrobras network of power transmission, see Section 9.1.b of this Reference Guide

b) patents, trademarks, licenses, concessions, franchises and contracts of technology transfer, stating: (i) duration; (ii) the affected territory; (iii) events that may cause loss of rights related to such assets; e (iv) possible consequences of the loss of such rights for the Company.

Concessions of Electric Power Generation Plants:

CONCESSIONS (Generation)
Concessions	State	Type of Plant	Installed Capacity (MW)	Ending of the Concession	Service Initiation
CGTEE
São Jerônimo	Rio Grande do Sul	Thermal	20,00	July 7th, 2015	April 1953
Presidente Médici	Rio Grande do Sul	Thermal	446,00	July 7th, 2015	January 1974
Nutepa	Rio Grande do Sul	Thermal	24,00	July 7th, 2015	February 1968
Candiota III	Rio Grande do Sul	Thermal	350,0	2024	2011
Chesf
Funil [1]	Bahia	Hydroelectric	30,00	July 7th, 2015	March 1962
Pedra [2]	Bahia	Hydroelectric	20,01	July 7th, 2015	April 1978
Araras	Ceará	Hydroelectric	4,00	July 7th, 2015	February 1967
Curemas	Pará	Hydroelectric	3,52	November 25th, 2024	January 1957
Complexo Paulo Afonso e Moxotó (Apolônio Sales)	Bahia	Hydroelectric	4.279,60	October 2nd, 2015	January 1955
Sobradinho	Bahia/Pernanbuco	Hydroelectric	1.050,30	February 9th, 2022	April 1979
Luiz Gonzaga	Bahia	Hydroelectric	1.479,60	October 3rd, 2015	February 1988
Boa Esperança	Piauí	Hydroelectric	237,30	October 10th, 2015	January 1970
Xingó	Sergipe/Alagoas	Hydroelectric	3.162,00	October 2nd, 2015	January 1994
Piloto	Bahia	Hydroelectric	2,0	July 7th, 2015	February 1949
Camaçari	Bahia	Thermal	346,80	August 10th, 2027	February 1979
Eletronorte

1 Approval for the renewal of environmental license to Funil already requested but not yet granted. However, this pendency does not affect plant operations.

2 Approval for the renewal of environmental license for Stone already requested but not yet granted. However, this pendency does not affect plant operations.

Rio Acre	Acre	Thermal	45,49	Indefinite	April 1994
Rio Branco II	Acre	Thermal	31.80	Indefinite	February 1998
Rio Branco I	Acre	Thermal	18.65	Indefinite	February 1988
Electron (TG)	Amazonas	Thermal	60.00	Indefinite	June 2005
Santana	Amapá	Thermal	178.00	Indefinite	January 1993
Rio Madeira	Rondônia	Thermal	119.35	Indefinite	April 1968
Coaracy Nunes	Amapá	Hydroelectric	76.95	July 8th, 2015	January 1975
Tucurui	Pará	Hydroelectric	8,370.00	July 11th, 2024	November 1984
Samuel	Rondônia	Hydroelectric	216.75	September 14th, 2029	January 1989
Curuá-Una [3]	Pará	Hydroelectric	30.30	July 27th, 2028	July 1977
Senador Arnon Afonso Farias	Roraima	Thermal	85.9	Indefinido
Eletronuclear [4]
Angra I	Rio de janeiro	Nuclear	640.00	No concession	January 1985
Angra II	Rio de janeiro	Nuclear	1,350.00	No concession	September 2000
Furnas
Corumbá I	Goiás	Hydroelectric	375.00	November 29th, 2014	April 1997
Serra da Mesa [5]	Goiás	Hydroelectric	1,275.00	May 7th, 2011	April 1998
Furnas	Minas Gerais	Hydroelectric	1,216.00	July 7th, 2015	March 1963
Itumbiara	Minas Gerais/Goiás	Hydroelectric	2,082.00	February 26th, 2020	February 1980
Marimbondo	São Paulo/Minas Gerais	Hydroelectric	1,440.00	March 7th, 2017	April 1975
Peixoto (Mascarenhas de Moraes)	Minas Gerais	Hydroelectric	476,00	October 31st, 2023	April 1956

3 Eletronorte does not currently holds the operating license for Curuá-Una and operates the plant under a temporary permit granted by CEMA. This plant was transferred from Celpa to Eletronorte in December 2005 as payment for outstanding debts of Celpa with Eletronorte, related to the sale of energy.

4 Nuclear power plants are allowed to operate for 40 years from the date they began their operations. Some years before the expiration of this period, each nuclear energy company may apply for an extension of their respective concession to CNEN. For an extension, CNEN may request the replacement of certain equipment. For example, in the case of Angra I, CNEN requested the replacement of a steam generator after our request to extend the concession for 20 years.

5 ANEEL's decision is pending regarding the request for renewal of Furnas May 5th, 2008.

Porto Colômbia	Minas Gerais	Hydroelectric	320,00	March 16th, 2017	March 1973
Manso	Mato Grosso	Hydroelectric	212,00	February 9th, 2035	October 2000
Funil	Minas Gerais	Hydroelectric	216,00	July 7th, 2015	April 1969
Estreito	São Paulo	Hydroelectric	1.050,00	July 7th, 2015	January 1969
Campos	Rio de janeiro	Thermal	30,00	April 1968	April 1968
Santa Cruz	Rio de janeiro	Thermal	932,00	July 7th, 2015	March 1967
Peixe Angical[6]	Tocantins	Hydroelectric	452,00	November 6th, 2036	June 2006
Baguari	Minas Gerais	Hydroelectric	140,00	August 2041	November 2009
Retiro Baixo	Minas Gerais	Hydroelectric	82,0	August 2041	March 2010
Foz do Chapecó	Rio Grande do Sul	Hydroelectric	855,0	November 2036	August 2010
Serra do Facão	Goiás	Hydroelectric	213,0	November 2036	October 2010
Itaipu[7]
Itaipu Binacional	Paraná	Hydroelectric	14,000	Não há concessão	-
Amazonas Energia
Aparecida	Amazonas	Thermal	251,50	2015	February 1984
Mauá	Amazonas	Thermal	711,40	2015	April 1973
Balbina	Amazonas	Hydroelectric	277,50	March 1st, 2027	January 1989
UT CO** Cidade Nova	Amazonas	Thermal	20	Indefinite	August 2008
UT AS** São Jorge	Amazonas	Thermal	50	Indefinite	February 2008
UT FO** Flores	Amazonas	Thermal	80	Indefinite	August 2008
UTE Iranduba	Amazonas	Thermal	50	Indefinite	November 2010
UTE Distrito	Amazonas	Thermal	40	Indefinite	October 2010
Electron (TG)	Amazonas	Thermal	120,00	Indefinite	June 2005
Em construção
Usinas Próprias
Simplício	Rio de Janeiro/ Minas Gerais	Hydroelectric	333,70	August 2041	August 2011
Batalha	Minas Gerais/Goiás	Hydroelectric	52,50	August 2041	May 2012

6 Special Purpose Company in operation.

7 Itaipu is not subject to concession (Itaipu treaty expires in 2023). The Company holds 50% stake in Itaipu  Binacional.

Candiota III	Rio Grande do Sul	Thermal	350,0	2024
Passo São João	Rio Grande do Sul	Hydroelectric	77,0	2041	2010
São Domingos	Mato Groso do Sul	Hydroelectric	48,0	2037	2012
Barra do Rio Chapéu	Santa Catarina	Small Hydroelectric Station	15,0	2034	2011
João Borges	Santa Catarina	Small Hydroelectric Station	19,0	2035	2012
Angra III	Rio de Janeiro	Nuclear	1.405,0	No concession	December 2015
Sociedades de Propósito Específico
Dardanelos	Mato Grosso	Hydroelectric	261,0	2042	2010
Jirau	Rondônia	Hydroelectric	3.300,0	2043	2013
Santo Antônio	Rondônia	Hydroelectric	3.150,0	2043	June 2043
Mauá	Paraná	Hydroelectric	361,0	2042	2011
Belo Monte	Pará	Hydroelectric	11.233,00	2044	2014
São Pedro do Lago	Bahia	Eolic	28,80	2046	January 2013
Pedra Branca	Bahia	Eolic	28,80	2046	2013
Sete Gameleiras	Bahia	Eolic	28,80	2046	2013
Miassaba 3	Rio Grande do Norte	Eolic	50,4	August 2045	March 2012
Teles Pires	Mato Grosso/Pará	Hydroelectric	1.820,0	March 2045
Rei dos Ventos 1	Rio Grande	Eolic		December 2045	May 2011
Rei dos Ventos 3	Rio Grande	Eolic	48,6	December 2045	November 2011
Coxilha Negra V, VI e VII	Rio Grande	Eolic	30,0	2045

Concessions of Network Transmission Lines:

CONCESSIONS (Transmission)
Lines (by Voltage - KV)	Extension (Km)		Average Time for Expiration of Concessions
	Own	In Partnership	Own	In Partnership
Chesf
> 750 KV	-	-		-
600 KV	-	-		-
525 KV	-	-	-	-
500 KV	5.121,50	350,94	July 2015	-
345 KV	-	-		-
230 KV	12.792,52	-	July 2015	-
138 KV	383,90	-	July 2015	-
132 KV	-	-	-	-
69 KV	425,50	-	July 2015	-
< 69 KV	-	-	-	-
Sub-total:	18.723,42	-350,94
Total Chesf:	19.074,36

Eletronorte
> 750 KV	-	-	-	-
600 KV	-	-	-	-
525 KV	-	-	-	-
500 KV	3.243,32	257,15	July 2015	-
345 KV	-	-	-	-
230 KV	5.482,81	294,40	July 2015	-
138 KV	959,10	-	July 2015	-
132 KV	-	-	-	-
69 KV	202,79	-	July 2015	-
< 69 KV	-	-	-	-

Sub-total:	9.841,37	551,55
Total – Interconnected System:	10.439,6
Eletronorte Combined Total:	10.439,6

Eletrosul	-	-	-	-
> 750 KV	-	-	-	-
600 KV	-	-	-	-
525 KV	2.945,5	553,02	July 2015	-
500 KV	-	-	-	-
345 KV	-	-	-	-
230 KV	5.150,5	80,68	July 2015	-
138 KV	1.841,2	-	July 2015	-
132 KV	12,50	-	July 2015	-
69 KV	56,20	-	July 2015	-
< 69 KV	-	-	-	-
Sub-total:	10.005,9	634
Total Eletrosul:	10.639,6

Furnas
> 750 KV	2.698,00		July 2015	-
600 KV	1.612,00		July 2015	-
525 KV	-		-	-
500 KV	4.549,00	8,00	July 2015	-
345 KV	6.220,50	100,08	July 2015	-
230 KV	1.949,00	14,95	July 2015	-
138 KV	2.204,00	-	July 2015	-
132 KV	-	-	-	-
69 KV	-	-	-	-
< 69 KV	165,00	-	July 2015	-
Sub-total:	19.232,50	92,31
Total Furnas:	19.356,20

Amazonas Energia
> 750 KV
600 KV
525 KV
500 KV
345 KV
230 KV	364,91	Undetermined
138 KV
132 KV
69 KV	223,30	Undetermined
< 69 KV
Sub-total:
Total Amazonas Energia:	588,20
Grand Total:	60.097,90

(iii) events that may cause loss of rights related to such assets

Eletrobras performs its generation, transmission and distribution activities in accordance with concession agreements with the Brazilian Government through ANEEL. ANEEL may impose penalties to Eletrobras, in the event that it fails to comply with any requirement under the concession contracts. Depending on the severity of the violation, such penalties may include warnings, substantial fines, restrictions on the Eletrobras operations, intervention or termination of the concession. ANEEL may also cancel the concessions prior to maturity in the event that the concessionaire will have declared bankrupt or will be dissolved, or in case of ANEEL determine the termination of the concession on the basis of public interest, or by estoppel of grant.

(iv) possible consequences of loss of such rights for Eletrobras

In the event that ANEEL terminate any of the concessions Eletrobras' and its subsidiaries prior to their maturity, the provision corresponding no longer be operated, and the compensation to be received by the cancellation may not be sufficient to recover the full value of investment by Eletrobras and thus the cancellation could have an adverse effect on its financial condition and operating results.

Patents:

Eletrobras System Companies carry out research and development projects guided by the search for innovations to face the technological and market challenges of electric power companies. These projects aim to the generation of new processes or products, or improvement of their characteristics. Protecting these products through a patent means that prevent competitors from copying and selling this product at a lower price, since they were not burdened with the costs of research and product development. The protection granted by the patent is therefore a valuable and indispensable tool for industrial production invention and creation to become a profitable investment.

As a result of these projects, Eletrobras System has several patents filed in the PTO and other countries. From Eletrobras System Companies, Cepel has 26 existing patents in Brazil, Eletronorte 37, Eletrosul 2 and Furnas has 9.

Through the graphs below, the total number of patent prosecution in Brazil, and the evolution through the past 20 years in the number of patent applications, can be found:

(i) validity

In Brazil, once granted the patent, the patentee has the right to prevent third parties not having his consent from making, offering for sale, use, import the patented product or process or product directly obtained by patented process. The invention patent will be valid for 20 (twenty) years from the date of the deposit.

(ii) affected territory

Brazilian territory, as referring to Eletrobras' patents registered in Brazil.

 (iii) events that may result the loss of related rights to such assets

A patent granted by the PTO may be subsequently declared invalid by the agency itself or by the courts for the following cases:

  Legal requirements relating to novelty, inventive activity and industrial application of the patent have not been met.

b.   The report and the claims do not meet the Article 24 and Article 25 of Law N º. 9279 from May 14th, 1996, regarding the descriptive sufficiency and the reasoning of the demands of the application for registration of the patent.

c.   The object of the patent extends beyond the content of the application as originally filed.

d.   In the registration process of the patent any of the essential formalities necessary for the grant were omitted.

(iv) possible consequences of the loss of such rights for Eletrobras

•         Loss of intangible assets.

•         Loss of exclusivity in the marketing of the patented product.

•         Cancellation of products sales contracts.

•         Possible legal disputes due to securities traded before the loss of the patent.

•         Loss of investment in research and development that generated the product to be patented.

•         Loss of investment attempting to obtain the patent.

Eletrobras' or its subsidiaries' relevant patents table:

National Patents
Proprietor	Status	Patent Registration	Registration Totals
ELETRONORTE	Publication of Patent Application and / or Certificate of Addition of Invention	PI9905538-4, PI0506357-4, PI0506362-0, PI0601303-1, PI0601308-2, PI0601310-4, PI0601309-0, PI0601302-3, PI0601301-5, PI0601307-4, PI0601305-8, PI0601306-6, PI0601304-0, PI0604878-1, PI0604876-5, PI0604875-7, PI0604877-3, PI0605121-9, PI0605117-0, PI0605077-8, PI0605079-4, PI0701838-0, PI0701835-5, PI0701837-1, PI0804396-5, PI0805515-7	26

	Notice of Filing of Patent Application or Certificate of Addition of Invention	PI0803137-1, PI0803144-4,PI0905973-3, PI0903182-0,PI0903164-2, PI0905978-4, PI0903162-6, PI0903163-4, PI1001440-3, PI1001443-8, PI1002222-8	11
ELETROSUL	Publication of Patent Application and / or Certificate of Addition of Invention	PI0604173-6	1
	Notice of Filing of Patent Application or Certificate of Addition of Invention	PI0908663-3	1
FURNAS	Concession of Patent or Certificate of Addition of Invention	MU7302540-2, MU7400093-4, PI9408710-5, MU7500223-0, MU7601533-5, PI9602641-3, MU7702388-9	7
	Publication of Patent Application and / or Certificate of Addition of Invention	PI0103416-2, PI0604003-9	2
CEPEL	Concession of Patent or Certificate of Addition of Invention	PI9104328-0, PI9202095-0, PI9302035-0, PI9400084-0, PI9404028-1, PI9404101-6, PI9502486-7, PI9611603-0, C19400084-0, PI9803178-3, PI0002965-3	11
	Publication of Patent Application and / or Certificate of Addition of Invention	PI9803488-0, PI9902611-2, PI0002430-9, PI0002109-1, PI0102256-3, PI0201927-2, PI0602081-0, PI0703417-2, PI0705108-5, PI0800367-0, PI0803730-2, PI0801469-8, PI0802154-6	13
	Notice of Filing of Patent Application or Certificate of Addition of Invention	PI0905866-4, PI1002299-6	2

International Patents
Proprietor	Status	Patent Registration	Registration Totals
FURNAS	Patent Granted in the United States (US)	US 6729021 US 6894216 US 7127804	3
CEPEL	Patent Granted in the United States (US)	US 5831550 US 5737730	2
	Patent Granted in Europe (EPO)	WO/ 1993/024842, EP0643841 EP0739489	2
	Patent Deposited in New Zealand (NZ), Mexico, Vietnam and Finland.	WO/1995/019573	1
	Patent Published in Europe (EPO)	WO/2009/137902	1

Trademarks:

A trademark is a distinctive sign which identifies a company. But it only comes to give a real value after being duly registered, which ensures exclusivity and therefore protection in its business segment or service.

In many cases the brand has become the greatest asset of a company. It is understood that the brand is the intangible heritage of a company or a service provider. In 2010 Eletrobras consolidated its unique mark (presented below) and it is likely that the brand already has a value measured by international organizations that do this by 2011.

 (i)       Duration:

In Brazil, the ownership of a brand is acquired only by a validly granted registration by the National Institute of Industrial Property (INPI), the organism responsible for registering trademarks and patents, and ensured to the holder exclusive use throughout the national territory a specified period of 10 years, subject to renewals. During the registration process, the depositor is only entitled to an expectation of use of deposited marks applicable for the identification of its products or services.

(ii)       Territory:

Brazilian territory, as they relate to Eletrobras' trademarks registered in Brazil.

(iii) Events that may cause loss of related rights to such assets:

At the administrative level (with INPI), applications for trademark registration that are being analyzed the PTO may be denied. Moreover, even for trademark registrations already granted, cannot ensure that third parties (or PTO itself) do not try to undermine the Eletrobras' records (with processes such invalidity or forfeiture). In the judicial level, although Eletrobras holds the record of several of its brands, it is not possible to ensure that third parties will not claim that Eletrobras is violating its intellectual property rights and eventually obtain a victory.

Moreover, the maintenance of trademark registrations is accomplished through the regular payment of rewards to the PTO. Payment of required fees is essential to prevent the extinction of the records and the consequent cessation of holder rights.

(iv) Possible consequences of loss of such rights for Eletrobras:

The possible loss of rights over the trademark by Eletrobras would ensure the end of the exclusive right of use on them in the national territory. Also, if Eletrobras is not the legitimate owner of the brands used there was a possibility of litigation experience in criminal and civil proceedings for passing off and infringement of third party rights.

The main Eletrobras' brands are:

Eletrobras' or its subsidiaries' relevant marks Table:

Trademarks
Proprietor	Status	Brand (Nominative, Figurative or Mixed)
Eletrobras Eletrobras	Registered Registered	SELO PROCEL DE ECONOMIA DE ENERGIA

Eletrobras Eletrobras	Application for Registration Released Application for Registration Released	Centrais Elétricas Brasileiras S.A. – ELETROBRAS PROCEL- Programa Nacional de Conservação de Energia Elétrica

Eletrobras	Opposition or Request demurrage
Eletrobras Eletrobras	Archived Archived	COMBATE AO DESPERDICIO DE ENERGIA ELÉTRICA PROCEL PROGRAMA DE COMBATE AO DESPERDICIO DE ENERGIA ELETRICA ENERGIA É DINHEIRO NÃO DESPERDICE CENTRO BRASILEIRO DE INFORMAÇÃO DE EFICIÊNCIA ENERGÉTICA

ELETRONORTE ELETRONORTE	Registered Registered

Eletronorte	Application for Registration Released
Eletronorte	Request demurrage
ELETRONORTE ELETRONORTE	Archived Archived	PENSO NO FUTURO COM ENERGIA CORRENTE CONTINUA

Eletrosul	Registered
Eletrosul	Opposition	ELETROSUL
Eletrosul	Request demurrage	CENTRAIS ELETRICAS DO SUL DO BRASIL S A
Eletrosul	Terminated

FURNAS FURNAS FURNAS	Registered Registered Registered

FURNAS	Request Released
FURNAS	Archived	SEDIS SISTEMA ESPECIALISTA PARA DISJUNTORES DE ALTA TENSÃO
FURNAS	Request Dismissed
CHESF	Request Released
CHESF	Terminated
CHESF	Archived

CEPEL CEPEL	Registered Registered

CENTRO DE PESQUISAS DE ENERGIA ELÉTRICA – CEPEL

CEPEL

SINAPE

SINV

HARMZS

FLUPOT

ANAFAS

PREVIVAZ

SADISP

ANAREDE

NH2

PACDYN

ANAFIN

CONFINT

GEVAZP

DESSEM

ENCAD

SAPRE

PREVMERCADO

DIANE

ANATEM

DECOMP

SUISHI

CEPEL	Request Demurrage	SPEC AAEXP NEWAVE SOMA
CEPEL	Opposition	ANAQUALI
CEPEL	Dismissed	MELP PLANTAC
CEPEL	Terminated
ITAIPU BINACIONAL ITAIPU BINACIONAL	Registered Registered

ITAIPU BINACIONAL	Application for Registration Released
FUNDACAO PARQUE TECNOLOGICO ITAIPU FUNDACAO PARQUE TECNOLOGICO ITAIPU	Registered Registered

CENTRO INTERNACIONAL DE HIDROINFORMÁTICA (CIH)

CENTRO DE REFERÊNCIA EM FONTES ALTERNATIVAS DE ENERGIAS RENOVÁVEIS (CRER)

PÓLO ASTRONÔMICO DO PARQUE TECNOLÓGICO ITAIPU (PÓLO ASTRONÔMICO - PTI)

INCUBADORA EMPRESARIAL SANTOS DUMONT (IESD)

CENTRO DE CIÊNCIA E TECNOLOGIA PARA ARTESANATO (CCTA)

LABORATÓRIO DE AUTOMAÇÃO E SIMULAÇÃO DE SISTEMAS ELÉTRICOS (LASSE)

NÚCLEO DE PESQUISAS EM TECNOLOGIAS EDUCACIONAIS (NPTE)

FUNDACAO PARQUE TECNOLOGICO ITAIPU	Request Demurrage	ESTAÇÃO CIÊNCIA DO PARQUE TECNOLÓGICO ITAIPU (ESTAÇÃO CIÊNCIA - PTI)
FUNDACAO PARQUE TECNOLOGICO ITAIPU	Request Dismissed
FUNDACAO PARQUE TECNOLOGICO ITAIPU	Application for Registration Released
FUNDACAO PARQUE TECNOLOGICO ITAIPU	Application for Registration Released with specific demand

ELETRONUCLEAR	Registered
CGTEE	Registered	CGTEE

Others:

There are no relevant assets other than those described in this item.

c) societies in which the Company has interests: (i) corporate name, (ii) headquarters, (iii) activities, (iv) participation of the Company, (v) if the company is subsidiary or affiliate, (vi) if the company is registered in CVM (vii) book value of participation, (viii) the market value of participation as the stock price on the closing date of the fiscal year, when such shares are traded on organized securities, (ix) appreciation or depreciation of such participation in the past 3 fiscal years, according to the book value, (x) appreciation or depreciation of such participation in the past 3 fiscal years, according to market value as stock quotes on the closing date of each fiscal year, when such shares are traded on organized markets, (xi) the amount of dividends received in the last three fiscal years, and (xii) the reasons for the acquisition and maintenance of such participation.

The information listed below refers to the values of the investments of the Company in December 2010:

i) Corporate Name	ii) Headquarters	iii) Current Activities	iv) Company Share	v) Type	vi) CVM Register	vii) Book Value of Share (in R$ thousands)	viii) Market Value of Share (in R$ thousands)	ix) Valorization / Depreciation of the Book Value of Share (in %)			x) Valorization / Depreciation of the Market Value of Share (in %)			xi) Dividends Received (in R$ thousands)			xii) Reason for acquisition and keeping such Share
								2008	2009	2010	2008	2009	2010	2008	2009	2010
Amazonas Energia	Manaus	Generation,, Distribution and Trading	100,00%	Subsidiary	-	372.012	-	100%	-19,6%	0,0%	-	-	-	0	0	-	Permanent Participation
Distribuição Alagoas	Maceió		75,16%	Subsidiary	-	274.006	-	0,0%	0,0%	0,0%	-	-	-	0	0	-	Permanent Participation
Distribuição Piauí	Teresina	Distribution and Trading	98,56%	Subsidiary	-	0	-	0,0%	0,0%	0,0%	-	-	-	0	0	-	Permanent Participation
Distribuição Rondônia	Porto Velho	Distribution and Trading	99,96%	Subsidiary	-	272.772	-	0,0%	0,0%	0,0%	-	-	-	0	0	-	Permanent Participation
CGTEE	Porto Alegre	Generation	99,94%	Subsidiary	-	353.907	-	-45,5%	-6%	22,5%	-	-	-	0	0	-	Permanent Participation
Chesf	Recife	Generation and Transmission	99,45%	Subsidiary	3328	17.138.688	N/A	7,8%	1,4%	32,3%	0,0	0,0	-	245.029	557.519	600.900	Permanent Participation
Distribuição Acre	Rio Branco	Distribution	93,29%	Subsidiary	-	0	-	0,0%	0,0%	0,0%	-	-	-	0	0	-	Permanent Participation
Eletronorte	Brasília	Generation, Transmission, Distribution and Trading	99,03%	Subsidiary	-	10.255.947	-	-15%	0,6%	63,5%	-	-	-	0	0	313.590	Permanent Participation
Eletronuclear	Rio de Janeiro	Generation	99,81%	Subsidiary	-	2.940.641	-	-3%	0,1%	-6,0%	-	-	-	29.958	30.230	116.631	Permanent Participation
Eletropar	Rio de Janeiro	Shareholding	81,61%	Subsidiary	15784	172.418	462.898	1,7%	0,1%	74,5%	0,0	0,0	-	0	8.527	718	Permanent Participation
Eletrosul	Florianópolis	Generation and Transmission	99,71%	Subsidiary	-	2.629.792	-	7,1%	1,4%	8,8%	-	-	-	51.660	140.568	209.700	Permanent Participation
Furnas	Rio de Janeiro	Generation, Transmission and Trading	99,54%	Subsidiary	-	13.273.623	-	2%	-1%	4,0%	-	-	-	176.226	270.939	-	Permanent Participation

Itaipu	Brasília	Generation	50,00%	Subsidiary	-	83.310	-	31,9%	-25,5%	-4,3%	-	-	-	0	0	-	Permanent Participation
AES Tietê	São Paulo	Generation and Trading	7,94%	Acquisition Cost	18350	725.821	725.821	0,0%	0,0%	20,0%	0,0	0,0	-	54.599	69.015	63.879	Permanent Participation
CDSA	Goiânia	Generation	0,13%	Acquisition Cost	-	11.801		0,0%	0,0%	0,0%	-	-	-	364	257	327	Permanent Participation
CEB Lajeado	Brasília	Generation and Trading	40,07%	Affiliate	-	72.907		27,7%	-19%	-0,3%	-	-	-	7.175	12.901	17.284	Permanent Participation
CEEE D	Porto Alegre	Distribution	32,59%	Affiliate	20648	377.158	354.761	-49,9	4.198,70	-9,0%	0,0	0,0	-	0	0	-	Permanent Participation
CEEE GT	Porto Alegre	Generation and Transmission	32,59%	Affiliate	3204	627.300	402.572	21%	287,9%	16,4%	0,0	0,0	-	0	0	-	Permanent Participation
Celesc	Florianópolis	Generation, Transmission, Distribution and Trading	10,75%	Acquisition Cost	2461	165.711	157.234	0,0%	0,0%	13,8%	0,0	0,0	-	3.171	8.219	4.048	Permanent Participation
Celpa	Belém	Own Generation and Distribution	34,24%	Affiliate	18309	305.304	196.757	-3,3%	8,0%	-10,2%	0,0	0,0	-	25.831	21.558	61.711	Permanent Participation
CEMAR	São Luís	Distribution and Trading	33,57%	Affiliate	16608	302.263	495.916	16,6%	26,7%	23,5%	0,0	(54,6)	-	57.840	46.982	19.454	Permanent Participation
CEMAT	Cuiabá	Own Generation and Distribution	40,92%	Affiliate	14605	480.650	266.954	0,3%	12,3%	1,6%	(0,1)	0,0	-	8.091	2.292	16.692	Permanent Participation
CESP	São Paulo	Generation and Trading	2,05%	Acquisition Cost	2577	161.439	161.439	0,0%	0,4%	-11,2%	(0,1)	0,0	-	11.119	10.342	10.793	Permanent Participation
Coelce	Fortaleza	Distribution	7,06%	Acquisition Cost	14869	153.430	153.430	0,0%	0,0%	-6,3%	0,1	0,0	-	17.287	18.585	15.044	Permanent Participation
CTEEP	São Paulo	Transmission	35,33%	Affiliate	18376	1.616.274	2.970.037	3,9%	2,1%	-1,9%	0,0	0,0	-	237.780	213.832	261.286	Permanent Participation
EATE	São Paulo	Transmission	27,28%	Acquisition Cost	-	5.344	-	-3,4%	-26,2%	0,0%	-	-	-	38.769	18.342	27.408	Permanent Participation
EMAE	São Paulo	Generation and Trading	39,02%	Affiliate	16993	317.116	-112.159	6,2%	18,3%	1,4%	0,0	0,0	-	4.475	0	459	Permanent Participation
Guascor	São Paulo	Generation and Transmission	4,41%	Acquisition Cost	-	3.300	-	0,0%	0,0%	0,0%	-	-	-	0	0	-	Permanent Participation
IGESA	Rio de Janeiro	Generation	29,40%	Affiliate	-	8.491	-	-	-	26,5%	-	-	-	0	0	-	Permanent Participation
Rede Lajeado¹	São Paulo	Generation and Trading	40,07%	Affiliate	-	539.588	-	0,6%	73%	0,0%	-	-	-	15.810	14.589	-	Permanent Participation
Paulista Lajeado	Jaguariúna	Generation and Trading	40,07%	Affiliate	-	26.900	-	0,0%	0,0%	-3,5%	-	-	-	2.896	5.477	7.877	Permanent Participation
EDP Lajeado	São Paulo	Generation and Trading	40,07%	Affiliate	-	0	-	0,8%	-100%	0,0%	-	-	-	15.809	14.588	-	Permanent Participation
Tangará	São Paulo	Generation	25,47%	Acquisition Cost	-	21.738	-	-22,4%	0,0%	0,0%	-	-	-	0	3.237	-	Permanent Participation
ENERGISA S.A	Paraíba	Generation, Transmission, Distribution and Trading	10,55%	Acquisition Cost	-	68.966	-	0,0%	0,0%	-11,1%	-	-	-	3.826	2.624	2.919	Permanent Participation
Others	-	Generation, Transmission, Distribution and Trading	-	Acquisition Cost	-	713.521	-	-	-	22,6%	-	-	-	-	-	58.158	Permanent Participation

______________________________________________

¹ The Rede Lajeado has incorporated the EDP Lajeado.

9.2.    Other information considered relevant by Eletrobras:

Insurance:

The following table illustrates the insurance coverage of Eletrobras parent company on  December 31st, 2010:

Risk	Effective Dates		Sum Insured (in R$ thousands)	Premium
	From	‘Til		(in R$ thousands)
Equity¹	15/06/2010	15/06/2011	LMI: 12.452,101	15,532
Liability²	15/06/2010	15/06/2011	1.200	-
Vehicle Fleet (1 electric vehicle)	-	-	RCF: 50,00	-
			Value Chart FIPE
Vehicle Fleet (6 vehicles)	15//01/2010	15/01/2011	RCF: 50,00	7,0
			Value Chart FIPE
Executive Liability (D&O)	-	-	-	-

___________________________________

¹ LMI means ceiling for compensation.

² Operations Liability.

10.       DIRECTORS’ COMMENTS

The comments in this section reflect views and analysis of Eletrobras’ executive board.

It is noteworthy that, considering that Eletrobras is adopting, for the first time, the international accounting standards in preparing financial statements issued by Eletrobras in Brazil, exceptionally, in this reference form, certain information relating to 2008 were not disclosed as they are not comparable to those presented for fiscal years 2010 and 2009.

10.1.     Directors' comments about: a) general patrimonial and financial conditions b) capital structure and possibility to redeem shares or quotas, stating: (i) chance of redemption, (ii) formula for calculating the redemption value, c) capacity of payment regarding the financial commitments, d) sources of financing for working capital and investments in non-current assets utilized e) sources of financing for working capital and investments in non-current assets to use for covering of liquidity shortfalls, f) levels of indebtedness and the characteristics of such debt; g) limits the use of funds already contracted; h) significant changes in each financial statement item.

a) general patrimonial and financial conditions

The executive board believes that Eletrobras presents sufficient patrimonial and financial conditions to implement its business plan and meet its obligations on short and medium term. The current working capital of Eletrobras is sufficient for current cash requirements.

Among the examples of the comfortable financial and patrimonial situation of Eletrobras, stands out:

  Generation of consistent and growing profitability. In 2010, Eletrobras had net income of R$ 2,553 million, equivalent to R$ 2.25 per share. In the same period of fiscal year 2009 Eletrobras earned R$ 1,250 million, equivalent to R$ 1.10 per share, representing a growth of 104.22% in its annual result; and
  Generation of consistent operational flow. Eletrobras's EBITDA for the years 2010 and 2009 was R$ 6,004 million and R$ 5,676 million, respectively;

b) ) capital structure and possibility to redeem shares or quotas, stating: (i) chance of redemption, (ii) formula for calculating the redemption value

The executive board believes that Eletrobras has a capital structure appropriate for its operations and a comfortable level of financial leverage.

Eletrobras closed 2010 with net debt of approximately R$ 23,918 million, resulting from its total debt of R$ 33,138 million and its cash balance and equivalents of R$ 9,220 million. The long-term debt of Eletrobras, corresponding to 94% of the total debt of Eletrobras, and leverage of 25% (net debt / net debt + equity) are compatible with its expected cash flow, which gives to Eletrobras the liquidity and operational flexibility.

The net equity of Eletrobras at the end of 2010 amounted to 70,530 million with positive growth of 1.63% over the end of 2009.

With respect to the redemption of shares, Article 14 of the Eletrobras Bylaws provides that redemption of shares of one or more classes may be made by resolution of the Extraordinary General Assembly, regardless the approval on Special Meeting of shareholders of the affected species and classes . Except for the above statutory provision, there is no chance of redemption of shares of Eletrobras than those provided by law.

c) capacity of paying the financial commitments

The main resource needs of Eletrobras refer to (i) funding of the improvement and expansion of its generation projects, transmission and distribution, (ii) paying or debt rollover (iii) the possibility of participating, through its subsidiaries, in auctions for new transmission lines and new contracts for generation, as if Eletrobras succeed in any of these auctions, will need additional funds to finance the necessary investments in order to expand applicable operations.

The main funds sources of Eletrobras are (i) the cash flow generated by its operational activities, (ii) loans received from various sources, including the RGR Fund and certain international agencies and (iii) resources resulting from various investments that Eletrobras holds with the Banco do Brasil SA,, considering that Eletrobras is obliged by law to deposit in this bank any of their surplus cash. From time to time, Eletrobras considers potential new investment opportunities and can finance these investments with cash generated from operations, loans, international capital markets, capital increases or other funding sources that may be available at the time in question. Currently, Eletrobras has been able to afford up to $ 10.7 billion capital expenditure for the existing own resources without recourse to capital markets.

The net cash flow generated from Eletrobras' operating activities was R$ 8.8 billion in 2009 and R$ 10.7 billion in 2010. Our cash flows from operating activities resulted primarily from the sale and transmission of electric energy for a stable and diversified base of customers in the retail and wholesale fixed price. Cash flows from operating activities have been sufficient to meet operational and capital expenses during these periods.

The net debt balance of Eletrobras composed of loans and financing and notes payable less cash and cash equivalents, was R$ 20,890,523 thousand on December 31st, 2009 and R$ 23,918,267,000 in 2010. This means that the balance of net debt was 0.42 times the operating cash flow in 2009 and 0.45 times the operating cash flow in 2010.

Considering the Eletrobras debt profile, its cash flow and liquidity position, the Executive Board believes that Eletrobras has sufficient liquidity and capital resources to cover investments, expenses, debts and other amounts to be paid in the coming years, although it is not possible to ensure that this situation will remain the same. If the Executive Board deems it is necessary to take out loans for financing the Eletrobras' investments and acquisitions, it is believed that Eletrobras has the capacity to hire them today.

The Eletrobras risk rating of Eletrobras, according to Standard & Poor's, is directly related to the risk rating obtained by Brazil, for being, the Federal Government, the major shareholder of the company. Seen as an extension of the federal government, the company received BBB- for business in foreign currency and BBB + for local currency business, with a stable outlook.

As justifications for credit notes assigned to Eletrobras we may point to the following factors: (i) acting as financial agent responsible for financing the expansion of subsidiaries' investments, and managing agent of assets under control of the Federal Government, and, (ii) strong liquidity and large asset base, and strong federal government's stake in its shareholding structure.

d) sources of financing for working capital and investments in non-current assets

The main sources of financing for working capital and investment in Eletrobras' non-current assets are (i) his own generation of operating cash flow, (ii) loans received from various national and international sources, including the RGR Fund, BNDES and certain international agencies and (iii) resources due to several applications that Eletrobras holds with the Banco do Brasil SA,, considering that Eletrobras is obliged by law to deposit in the bank any of its surplus assets into cash.

The products of financing given to Eletrobras have generally been used for working capital and to finance expansion of its systems for generation, transmission and distribution of electric energy.

e) financing sources for working capital and investments in non-current assets to use for covering liquidity shortfalls

The Directors believe that Eletrobras' operational cash flow is sufficient for meeting working capital and current liabilities obligations. If the Directors consider it necessary, Eletrobras may get a loan for financing its working capital and current liabilities obligations , they believe that Eletrobras has the capacity to hire them today.

If it is necessary, to make investments in non-current assets, Eletrobras might obtain financing from BNDES, Multilateral Agencies such as IDB, World Bank, JBIC and CAF, and perform transactions with financial institutions, mainly in the A / And B Loan modality or issue bonds in international markets.

The funding terms, loans or securities that may be issued will be compatible with the construction schedule of projects for generation and transmission , same as the cost has to be appropriate for the project's cash flow, considering the characteristics of competition of concession auctions of generation and transmission of energy.

f) debt levels and the characteristics of such debts, describing: (i) loan agreements and relevant financing, (ii) other long-term relationships with financial institutions, (iii) degree of subordination among the debts, and (iv) restrictions imposed to Eletrobras , especially in relation to debt limits and contracting new debt, distribution of dividends, the sale of assets, issuing new securities and the sale of corporate control.

The Executive Board believes that the current capital structure, primarily measured by the sum of current liabilities to non-current liabilities divided by equity currently presents conservative levels of leverage. On December 31, 2010, the Eletrobras' total debt ratio on Net Equity was 46.9%.

Loans and Financing

In the fiscal year ended on December 31st, 2010, contracts for loans and financing totaled R$ 33.1 billion, R$ 1.9 billion represented short-term obligations and R$ 31.2 billion of long term obligations. In the year ended December 31st, 2009, contracts for loans and financing totaled approximately R$ 17.8 billion, R$ 1.0 billion represented short-term loans and R$ 16.8 billion corresponded to long-term loans.

The following table shows the evolution of our consolidated debt in the respective periods:

(R$ thousands)	Interest Rate (average)	Fiscal Year ended on December 31st ,
FOREIGN CURRENCY		2010	2009
Financial Institutions
Interamerican Development Bank - IDB	4,16%	234.712	279.033
AMFORP & BEPCO		-	-
Corporación Andino de Fomento – CAF	-	1.970.875	1.227.486
Eximbank	2,15%	339.080	352.593
Kreditanstalt fur Wiederaufbau – KfW	-	64.784	76.199
Dresdner Bank	6,25%	42.899	73.043
Others		24.980	780.980
		3.336.431	2.789.334
Bonus
Bonus – Dresdner Bank	7,75%	503.672	526.344
Bonus – Credit Suisse	6,87%	1.720.362	1.800.621
		2.224.034	2.326.965
Others
National Treasury – ITAIPU	-	8.330.796	9.049.043
		8.330.796	9.049.043
		13.891.261	14.165.342
NATIONAL CURRENCY
Global Reversion Reserve (RGR)	-	8.159.038	7.672.055
Others	-	11.088.138	3.552.729
		19.247.176	3.624.400
TOTAL		33.138.437	17.789.742

The table below shows the schedule for debt payment amounting to R$ 33,128 million, as calculated on December 31st, 2010:

Loans and Financing	Amortization Flow – base date December 31st, 2010
	(in R$ millions)	AV%
Short Term
2011	1868	6%
Long Term
2012	445	1%
2013	553	2%
2014	697	2%
2015	1.615	5%
After 2015	27.615	84%
Total	33.138	100,00%

Debts incurred abroad by Eletrobras are mostly guaranteed by the Federal Government Eletrobras does not provide loan guarantees to the debt of third parties, except in some cases for its subsidiaries.

The Directors believe that operational cash flow, which totaled R$ 13.6 billion in 2010, and the resources currently available to Eletrobras are sufficient to meet liquidity needs for the next 12 months.

(i) relevant Loans and Financing contracts

On the liabilities side of Eletrobras stand out loans and financing obtained from financial institutions, especially abroad, and the Sector Funds, in particular the Global Reversion Reserve - RGR. The market values of loans and financing obtained are equivalent to those of its accounting records.

Funds borrowed by the Company:

The funds raised by Eletrobras are composed of loans obtained from international multilateral agencies such as IDB, World Bank, CAF, EXIMBANK / JBIC. The loans are raised at international rates, making the book value be close to its present value. These contracts follow the standard clauses for contracts with multilateral agencies, which are usually agreed upon negotiations with this type of organization, and usually rely on the guarantee provided by the Federal Government. There are no contracts with financial ratios clauses in Eletrobras' liabilities.

Eletrobras ended the year 2010 with 15 liabilities contracts , including loans, financing and bonds, which totaled R $ 5.547 billion ($ 5.10 billion at December 31, 2009), as shown below.

	Fiscal Year ended on December 31st, 2010 (in thousands)
Currency/Index	US$ (equivalent)%		R$
US Dollar	3.060.812	91,94%	5.099.925
EURO	64.628	1,94%	107.683
Yen	203.504	6,11	339.079
Total	3.328.944	100,00	5.546.687

On the date of this Reference Guide are in effect the following relevant financial contracts:

(a)   IDB:  Loan obtained from the Inter-American Development Bank - IDB in April 1998, amounting to U.S. $ 307 million, guaranteed by the Federal Government for a period of 20 years. The interest rate of this contract is represented by a variable rate that is based on historical cost and current indebtedness of the IDB, and the average rate of charges in the year 2010 was 4.16%.

(b)   CAF: Syndicated loan type Loan A / B, obtained from the Corporación Andina de Fomento - CAF in August 2008. The loan, amounting to US$ 600 million, was structured as follows: Part A, US$ 150 million, with the CAF, with a term of 12 years, Part B, corresponding to US$ 450 million, with a syndicate of 11 banks led by Citi, BNP Paribas and Societe Generale, with a term of 7 years. The average contracted interest rate was 1.64% over LIBOR for six months, corresponding to its real cost.

(c)   Eximbank: Loan obtained from the Eximbank, which became named JBIC, guaranteed by the Federal Government amounting to ¥ 4.5 billion, equivalent at the time of signing the contract to U.S. $ 300,000,000.00, for a period of 20 years and variable interest rate equivalent to JLT Prime + 0.2%.

(d)   KfW: Loan from the Kreditanstalt für Wiederaufbau - KfW, guaranteed by the Federal Government, amounting to € 13,293,588.91, with funds from the Protocol negotiations for financing renewable energy projects, which occurred in 2000 and 2001, which resulted in the signing of the Agreement on Financial Cooperation between the governments of Germany and Brazil, on 11/27/2003. The contract signing took place on this first tranche on December 12th 2008. The loan term is 30 years and the interest rate is 2%. During the year 2010, continuity was given to negotiations for the hiring of a second tranche in the aggregate amount of approximately € 24 million, guaranteed by the Federal Government, and whose resources are originated of the Protocols from 2003 and 2005, occurred the Exchange of Notes between the Governments of both countries in July/2008 and awaiting further resolution by the Senate.

(e)   KfW: Loan from the Kreditanstalt für Wiederaufbau - KfW, to purchase equipment for Angra II, the original value of DM 225 million, equivalent to € 115 million, guaranteed by the Brazilian Federal Government. Signed in December 1998, the contract has a term of 14 years, expiring in December 2012. The interest rate reflects the cost of funding from KfW, plus a spread of 0.6%. Was jointly carried out a loan in the same way, with Dresdner Bank (below).

(f)    Dresdner Bank: Loans signed in 1998 to purchase equipment for Angra II, with the same values and financial conditions of the contract with the KfW.

(g)   China Development Bank / BNP Paribas: loan from China Development Bank and BNP Paribas in April 2007, amounting to US$ 430 million, whose resources were used to fund the Phase C, Candiota II Thermal Power Plant, of the CGTEE. Transfer agreement was signed by the subsidiary and Eletrobras. The resources of this loan were withdrawn entirely by May 2010.

(h)   CAF and BBVA, HSBC, Santander, Sumitomo Mitsui Banking Corporation and Bank of Tokyo-Mitsubishi: Eletrobras concluded in November 2010, the hiring of a syndicated loan of US$ 500 million, A / B Loan type , with the Corporación Andina de Fomento (CAF) and BBVA banks, HSBC, Santander, Sumitomo Mitsui banking Corporation and Bank of Tokyo-Mitsubishi. The transaction was structured so that Part A ,of US$ 125 million, came under the responsibility of the CAF, while Part B, US$ 375 million was injected by a union formed by the five banks mentioned above. The A / B Loan has a term of settlement of 10 years for Part A and 7 years for Part B. The resources obtained will make up the Fund for Financing Subsidiaries (FFC). The Fund was created in 2007 in order to provide the resources needed to finance the investment program of Eletrobras.

(i)      World Bank: loan obtained from the World Bank in the amount of US$ 495 million, guaranteed by the Federal Government whose contract was signed on 02/24/2011. The funds will be used to finance the Project Energy +, or "Eletrobras Distribution Rehabilitation Project" entitled by the World Bank, whose main objective is to improve the quality of services and contribute to the achievement and maintenance of economic and financial balance of Eletrobras' Distribution Companies.

Other Foreign Funding:

AFD and others

Negotiations are also being developed with other multilateral agencies such as the European Investment Bank and Agence Française de Développement (AFD) aiming to obtain new lines of financing and it is still considered the possibility of issuing new bonds in 2011.

The resources obtained will go to the Subsidiary Financing Fund (FFC) and then used as funding for projects that are eligible for selection criteria of the AFD. The agency agrees to fund the capital investment in renewable energy projects, transmission lines and substations.

Thus, following the approval by the Executive Board and the Council of Administration the negotiations with the competent agencies began, such as the Office of International Affairs (Seain) and the National Treasury Secretariat (STN). In parallel, analysis lies in the contractual instrument by Eletrobras and AFD. The hiring is pending approval of the STN.

Finally, has been initiated the obtaining of government authorizations for the hiring of foreign financing by Eletrobras, for the purchase of foreign equipment for Angra 3 plant, under construction. External funding will be obtained by Eletrobras, and the Federal Government endorsement to that operation is being negotiated.

Further considerations on debt

Bonds Issued Abroad

Bonds (Notes 2015)

Eletrobras held a bond issue on the international market in July 2005 amounting to US$ 300 million and the issue was structured by the bank Dresdner Kleinwort Wasserstein. The notes have a term of 10 years and pay semiannual interest  at a rate of 7.75% pa.

For further information about the Bonds issued abroad by Eletrobras see section 18.5 of this Reference Guide.

Bonds (Notes 2019)

Eletrobras concluded on July 30th, 2009 the operation of bonds release in the international market in the amount of US$ 1 billion, and the issue was structured by Credit Suisse. As a positive aspect of the operation, stands out the return of Eletrobras to the international debt market, from which Eletrobras was absent since 2005, when it issued bonds of US$ 300 million.

The bonds were issued with a maturity of 10 years, maturing on 30/7/2019 with total redemption at maturity and semiannual interest coupon at a rate of 6.875% per year, enabling a "yield" of 7% pa for the investors who bought those bonds at the time of release. The issue price was 99.112% of face value.

For further information about the Bonds issued by Eletrobras abroad, see section 18.5 of this Reference Guide.

Guarantees in respect of ANEEL Auctions

Eletrobras' companies were successfull in several auctions conducted by Aneel in 2010 and therefore will be responsible for implementing projects in the generation and transmission sectors, individually or in partnerships with the special purpose entities - SPEs - of which are part.

So, in order to compose the structure of funding for these projects, the subsidiary companies negotiated transactions with Banco Nacional de Desenvolvimento Economico e Social - BNDES, where Eletrobras granted corporate guarantee limited to the proportion of subsidiaries participation in the capital of the project.

The table below shows the guarantees granted to companies and SPEs until December 31st, 2010:

DECEMBER 31ST, 2010

					Debt balance projection – End of year			To release
Enterprise	Financing Bank	Interest of Subsidiary	Financing Value (Subsidiary installment)	Debt Balance in 12/31/2010	2011	2012	2013	After 2013
UHE Tucuruí	BNDES	100,00%	941.000	586.834	483.261	381.522	279.783	-
Subestação Miranda II	BNDES	100,00%	47.531	39.522	35.966	32.523	29.081	-
SE São Luís II e III	BNDES	100,00%	13.653	13.653	12.596	11.621	10.646	-
Norte Transmissora	BNDES	24,50%	72.275	72.275	-	-	-	-
Manaus Transmissora	BNDES	30,00%	75.428	75.428	-	-	-	-
Linha Verde	BTG Pactual	49,00%	147.000	-	147.000	-	-	-
LT e Subestação Ribeiro Golçalves Balsas	BNB	100,00%	70.000	-	-	-	-	-
UHE Jirau	BNDES	20,00%	1.444.000	833.313	1.542.895	1.660.531	1.600.332	-
SPE Manaus Transmissora	BNDES	24,50%	72.275	72.275	-	-	-	-
ESBR	Bradesco	20,00%	68.888	68.888	63.220	27.051	7.232	-
IE Madeira	BNDES/Onlending Bank	24,50%	98.336	86.802	-	-	-	-
UHE Simplício	BNDES	100,00%	1.034.410	915.060	953.499	887.741	822.560	-
UHE Santo Antônio	BNDES /Onlending Bank /FNO	39,00%	2.589.051	2.256.456	2.444.652	2.848.008	3.082.029	-
UHE Foz do Chapecó	BNDES	40,00%	655.287	781.186	767.164	717.886	668.175	-
UHE Baguari	BNDES	30,62%	60.153	58.452	55.856	51.560	47.263	-
UHE Serra do Facão	BNDES	49,50%	257.263	-	-	-	-	-
UHE Batalha	BNDES	100,00%	224.000	100.384	224.859	208.698	192.691	-
IE Madeira	BNDES/Onlending Banks	24,50%	98.336	86.802	-	-	-	-
Companhia de Transmissão Centroeste de Minas	BNDES	49,00%	13.827	-	13.109	11.946	10.793	-
Goiás Transmissão	Banco do Brasil	49,00%	-	-	-	-	-	-
MGE	Banco do Brasil	49,00%	-	-	-	-	-	-
UHE Passo de São João	BNDES	100,00%	183.330	186.857	186.856	177.913	164.850	-
UHE Jirau	BNDES	20,00%	1.444.000	833.313	1.542.895	1.660.531	1.600.332	-
UHE Mauá	BNDES/Onlending Banks	49,00%	364.834	304.014	370.235	344.907	322.102	-
RS Energia	BNDES/Onlending Banks	100,00%	126.221	124.256	112.468	100.679	89.365	-
SC Energia	BNDES/’Onlending Banks	100,00%	270.197	199.526	172.189	150.327	128.576	-
Eólicas Cerro Chato I, II e III	BNDES	90,00%	201.077	20.108	201.077	190.604	165.469	-
Norte Transmissora	BNDES	24,50%	72.275	19.691	-	-	-	-
ESBR	Bradesco	20,00%	68.888	68.888	63.220	27.051	7.232	-
UHE São Domingos	BNDES	100,00%	207.000	-	-	-	-	-
Porto Velho Transmissora	BNDES	100,00%	283.411	-	-	-	-	-
Angra 3	BNDES	100,00%	6.146.256	-	1.358.092	3.403.542	5.036.976	1.109.280
Mangue Seco 2	BNB	49,00%	12.250	16.748	-	-	-	-
Belo Monte	ANEEL	15,00%	156.915	156.915	125.532	109.841	109.841	109.841
Mangue Seco 2	BNB	49,00%	40.951	-	-	-	-	-

Total			17.560.318	7.977.646	10.876.641	13.004.482	14.375.328	1.219.121

Compulsory Loan:

The Compulsory Loan on the consumption of electricity, established by Law 4.156/1962 in order to generate funds for the expansion of the Brazilian energy sector, was abolished by Law 7181 of December 20st, 1983, which set the date of December 31st, 1993 as the deadline for collection.

In the first phase of this compulsory loan, ended with the advent of Decree-Law 1.512/1976, collection of the tax reached several classes of energy consumers, and taxpayers' claims were represented by bearer bonds issued by Eletrobras.

In the second phase, started with the provisions of the Decree-Law, the compulsory loan in question has to be charged only for industries with a monthly energy consumption greater than 2,000 kWh the taxpayers' credits are no longer represented by certificates, starting to be carried by Eletrobras.

In fiscal year 2010, continuing the policy of assistance to shareholders arising from the accumulation of credits from the compulsory loan, Eletrobras implanted in book-entry system of Banco Bradesco SA, the amount of 976,439 preferred shares class "B", which were evaluated in December 2010, at market value of R$ 26,129,507.64. Then R$ 4,454,640.58 were sent to the electricity distribution concessionaires, to be transferred to the industrial consumers, referring to the correctness of interest on credits from the compulsory loan.

The balance of the compulsory loan remaining after the 4th conversion into shares, held on April 30, 2008, relating to debts incurred from 1988 to 2004, are recorded in Eletrobras' current and non-current liabilities side, maturing from 2008 onwards, and paid at the rate 6% per year plus inflation adjustment based on the IPCA-E, and correspond, on December 31st, 2010, to R$ 157.6 million (R$ 140.3 million on December 31st, 2009), of which R$ 141.4 million in non-current liabilities (R$ 127.4 million at December 31st, 2009).

Bearer bonds issued by Eletrobras:

The bearer bonds issued by Eletrobras as a result of the compulsory loan, do not constitute securities, are not traded on stock exchanges, have no price and are unenforceable. Thus, the administration states that Eletrobras has no outstanding debentures.

The issuance of such bonds resulted from a legal obligation and not from an Eletrobras' business decision. Likewise, its decision by the debenture holders did not emanate from an act of will, but a legal duty under the Law 4.156/1962. The provisions of Law 6404/1976 or Law 6.385/1976 are not applicable to these titles.

The CVM, by decision of its Board, issued in administrative proceedings CVM RJ 2005/7230, driven by holders of listed bonds, says literally that "the bonds issued by Eletrobras, as a result of Law 4.156/1962, cannot be considered as securities."

The CVM also understand that there is no irregularity in the procedures adopted by Eletrobras in its financial statements, in relation to the abovementioned bonds, nor the disclosure of the existence of lawsuits claiming the purchase of these securities.

In addition, the unenforceability of these bearer bonds was reinforced by decisions of the Superior Court of Justice, which support the understanding that these securities are prescribed and do not lend themselves to ensure tax collection.

Therefore, the bearer bonds issued in the first phase of compulsory loan, as decided by the CVM, do not mingle with the debentures. In addition, pursuant to Article 4, § 11 of Law 4.156/1962 and Article 1 of Decree 20.910/1932, these obligations are unenforceable to the Bearer, as confirmed in the informative 344 of the Superior Court of Justice - STJ, where appears that these bonds cannot be used as collateral for tax foreclosures, for not having liquidity and not being debentures.

Thus, the liability relating to the Compulsory Loan refers to residual claims from 1988 to 1994, consisting of industrial consumers consuming more than 2,000 kW / h, under the second phase of compulsory loan, and unclaimed interest on such credits, as follows:

(in R$ thousands)	Parent Company
	12/31/2010	12/31/2009
CURRENT
Interest Payments	16.191	12.941
NON-CURRENT
Credit Collection	141.425	127.358
	157.616	140.299

Global Reversion Reserve

This is the Fund created by the Federal Government to cover expenses with compensation of reversals of concessions of public service for the provision of electric energy. The funds, while not used for their intended purposes are applied in granting funding for the expansion of the energy sector, improvement of services and the achievement of federal government programs.

The concessionaire of the Electric Energy Public Service is responsible for the contribution to the formation of RGR, through the reversal and a share takeover of electricity services up to 2.5% of the value of dealers and permission holders’ investment, limited to 3% of annual revenue. The value of the share is computed as part of the service cost of those entities.

Concessionaires collect their annual quotas of RGR in twelfths, in a bank account administered by Eletrobras, that moves the account as per the limits allowed by Law 5.655/1971and its amendments, such movements are not reflected in the financial statements of Eletrobras, since the RGR is an entity independent from the Eletrobras.

However, Eletrobras takes funds from the RGR for application in specific investment projects, which it funds, in particular:

  expansion of electric energy distribution services;
  incentives for alternate-energy sources;
  inventory and feasibility studies for exploitation of water;

iv. deployment of power generators up to 5,000 kW, intended solely for the public service population in communities served by the isolated electrical system;

  public lighting efficient service;
  electricity conservation by improving the quality of products and services; e universal access to electricity.

Eletrobras pays the resources from the RGR, with interest of 5% per year. On December 31, 2010 the balance of drawn funds, used in various investments, amounted to R$ 8.2 billion (December 31, 2009).

(ii)       Other long-term relationships with financial institutions

Currently, negotiations are being developed with other multilateral agencies such as the French Development Agency - AFD, World Bank, European Investment Bank aiming to obtaining new credit lines, and a new loan from KfW.

(iii)      Degree of subordination among the debts

Eletrobras debts are guaranteed by the Federal Government or by the Eletrobras (in exceptional cases, exclusively for its subsidiaries), or have no warranty. There is no subordination between the outstanding debt, all have the same priority level.

(iv)      Contractual Restrictions

The loan and financing contracts arranged by Eletrobras, were made in accordance with the practices adopted in the international market for this kind of transactions. The covenants usually applied are those contained in contracts with the same type of credit risk, classified as per the investment grade rating.

In the contracts type A / B Loan, syndicated loan between commercial banks and CAF, Eletrobras is subject to clauses usually practiced in the market, among which we mention: the existence of corporate guarantees, requirements for modification of corporate control, compliance with licenses and necessary permits and limiting the sale of significant assets.

On the liabilities side of Eletrobras, there are no financial ratios clauses in its contracts.

g) limits on use of funds already contracted

Not applicable to contracts signed by Eletrobras

h) significant changes in each financial statement item

FINANCIAL STATEMENTS

Eletrobras' Financial Statements have been prepared and are presented in accordance with accounting practices adopted in Brazil, according to Brazilian law, in accordance with the provisions of the Corporations Law - Law 6404/1976, as amended, subject to pronouncements issued by the Accounting Pronouncements Committee - CPC, resolutions of the Federal Accounting Council - CFC, as well as the regulation of the CVM and the Agência Nacional de Energia Elétrica – ANEEL.

The Eletrobras' consolidated financial statements are presented in thousands of reais, unless otherwise stated, and are the first prepared in accordance with International Financial Reporting Standards ("IFRS (s)"). Eletrobras has applied IFRS 1 in preparing these consolidated financial statements as well as the relevant mandatory exceptions and certain optional exemptions in relation to the complete retrospective application of IFRS.

The Eletrobras transition date is January 1st, 2009. Eletrobras prepared its opening balance sheet under IFRS at that date.

The financial statements of Eletrobras include:

  The consolidated financial statements prepared in accordance with the International Financial Reporting - IFRS issued by the International Accounting Standards Board - IASB and the accounting practices adopted in Brazil, identified as Consolidated - IFRS and BR GAAP, and

  The individual financial statements of the parent company prepared in accordance with accounting practices adopted in Brazil, identified as Controller - BR GAAP.

Accounting practices adopted in Brazil include those included in the Brazilian corporate law and the pronouncements, guidelines and interpretations issued by the CPC and approved by the CVM and the CFC.

The other effects of the adoption of IFRSs and new pronouncements issued by the CPC can be found in section 10.4 of this Reference Guide.

Income Statement

Fiscal year ended on December 31st, 2009 compared to fiscal year ended December 31, 2010

Centrais Elétricas Brasileiras SA – Eletrobras Income Statement - IFRS e BR GAAP
(in thousands of Reais)	Fiscal Year ended on December 31st,
	2010	AV%	2009	AV%	2010 x 2009

OPERATIONAL REVENUES
A) GENERATION
Trading	2.331.877	7,52%	1.946.152	7,20%	19,82%
Energy Sale / Supply	15.795.678	50,93%	14.511.724	53,67%	8,85%
Transfer Itaipu	215.989	0,70%	(548.554)	-2,03%	-139,37%
OTHERS	2.882	0,01%	2.974	0,01%	-3,09%
B) TRANSMISSION
Revenue Building	2.322.937	7,49%	1.389.752	5,14%	67,15%
Operation and Maintenance Income	2.225.952	7,18%	1.981.838	7,33%	12,32%
Update rates of return - Transmission	1.766.731	5,70%	1.704.929	6,31%	3,62%
C) DISTRIBUTION
Supply	3.909.083	12,60%	4.450.542	16,46%	-12,17%
Revenue Building	810.475	2,61%	361.709	1,34%	124,07%
Operation and Maintenance Income	433.048	1,40%	30.118	0,11%	1.337,84%
Other Revenues	1.200.655	3,87%	1.206.390	4,46%	-0,48%
TOTAL:	31.015.307	100%	27.037.574	100%	14,71%

OPERATIONAL REVENUE DEDUCTIONS
Global Reversion Reserve - RGR	575.505	1,86%	523.236	1,94%	9,99%
Fuel Consumption Account – CCC	438.544	1,41%	295.618	1,09%	48,35%
Energy Development Account - CDE	98.430	0,32%	61.991	0,23%	58,78%
Alternate Sources of Electric Energy Program - PROINFA	162.244	0,52%	129.347	0,48%	25,43%
ICMS	1.040.163	3,35%	1.047.663	3,87%	-0,72%
PASEP e COFINS	1.711.238	5,52%	1.531.542	5,66%	11,73%
Other Deductions	239.781	0,77%	307.271	1,14%	-21,96%
	4.265.905	13,75%	3.896.668	14,41%	9,48%

Results from Energy	26.749.402	86,25%	23.140.906	85,59%	15,59%

Corporate Sharing Profits	669.755	2,16%	1.571.031	5,81%	-57,37%

Net Operational Revenue	27.419.157	88,41%	24.711.937	91,40%	10,96%

OPERATIONAL EXPENSES
Personnel, Material, Services	7.370.713	23,76%	6.486.218	23,99%	13,64%
Result Sharing with employees and managers	296.270	0,96%	284.534	1,05%	4,12%
Power purchased for resale	4.315.084	13,91%	3.581.396	13,25%	20,49%
Fuel for electricity production	743.761	2,40%	756.285	2,80%	-1,66%
Electric network usage	1.353.839	4,37%	1.263.408	4,67%	7,16%
Remuneration and Reimbursement	1.087.341	3,51%	1.188.032	4,39%	-8,48%
Depreciation and Amortization	1.592.476	5,13%	1.624.246	6,01%	-1,96%
Construction	2.953.484	9,52%	1.723.960	6,38%	71,32%
Operational provisions	1.529.549	4,93%	2.140.406	7,92%	-28,54%
Itaipu offset income	441.057	1,42%	669.675	2,48%	-34,14%
Donations and contributions	261.006	0,84%	237.978	0,88%	9,68%
Others	1.063.205	3,43%	704.449	2,61%	50,93%
	23.007.785	74,18%	20.660.585	76,41%	11,36%

OPERATIONAL INCOME BEFORE FINANCIAL INCOME	4.411.372	14,22%	4.051.351	14,98%	8,89%

FINANCIAL INCOME
Financial Revenues
Interest income, commissions and fees	781.872	2,52%	1.035.487	3,83%	-24,49%
Financial investments income	1.537.435	4,96%	1.464.782	5,42%	4,96%
Arrears surcharge on the provision of electric energy	393.987	1,27%	228.145	0,84%	72,69%
Monetary Restatement	616.141	1,99%	356.023	1,32%	73,06%
Other Financial Revenues	44.857	0,14%	736.766	2,72%	-93,91%

Financial Expenses
Debt charges	(1.675.821)	-5,40%	(1.758.473)	-6,50%	-4,70%

Leasing charges	(332.449)	-1,07%	(213.470)	-0,79%	55,74%
Charges on shareholders’ funds	(1.298.647)	-4,19%	(1.468.713)	-5,43%	-11,58%
Exchange Updates	(431.497)	-1,39%	(4.018.643)	-14,86%	-89,26%
	________ (364.123)	-1,17%	________ (3.638.09)	-13,46%	-89,99%

RESULT BEFORE THE UNION DUES AND INCOME TAX	4.047.249	13,05%	413.255	1,53%	879,36%

INCOME TAX	(1.074.606)	-3,46%	635.875	2,35%	-269,00%
Social contribution tax on net profits	(419.659)	-1,35%	___201.010	0,74%	-308,78%

NET INCOME FOR THE YEAR	2.552.985	8,23%	1.250.140	4,62%	104,22%

SHARE ASSIGNED TO THE CONTROL	2.247.913	7,25%	911.467	3,37%	146,63%
SHARE ASSIGNED TO NON-CONTROLLING	305.072	0,98%	338.673	1,25%	-9,92%

EARNINGS PER SHARE	R$2,25		R$1,10

Comparison of results for the years ended December 31st, 2010 and on December 31st, 2009:

OPERATIONAL REVENUE

In 2010, the Eletrobras' consolidated net operating revenue grew 11% over the same period last year, totaling R $ 27.42 billion.

NET OPERATIONAL REVENUE (R$ million)	COMPOSITION OF THE NET OPERATIONAL REVENUE

Generation

Regarding Eletrobras' power generation activities, there was a 12% increase in revenue compared to the same period last year, going from R$ 16,041,377,000 in the year ended on December 31st, 2009 to R$ 18,015,972 thousand in the year ended December 31st, 2010, primarily due to the increase of business volume in this area.

Transmission

Regarding Eletrobras' electricity transmission activities, there was a 27% increase in revenue compared to the same period last year, going from R$ 4,588,691,000 in the year ended on December 31, 2009 to R$ 5,833 .462 thousand in the year ended December 31, 2010, due to increased revenue derived from the construction of SPEs controlled Eletrobras.

It is noteworthy that, face to the adoption of the new accounting standard, Eletrobras began recognizing revenue from infrastructure construction used in the transmission, whose amounts in 2010 and 2009 were R$ 2.32 billion and R$ 1.39 billion, respectively.

Distribution

Regarding activities electricity distribution Eletrobras', there was a 17% increase in revenue compared to the same period last year, going from R$ 4,842,269,000 in the year ended on December 31st, 2009 to R$ 5,152,606 thousand in the year ended December 31st, 2010, when the decrease in distribution revenues was offset by increased revenues from construction, operation and maintenance, as well as a non-recurring effect occurred in 2009, in which a value subject to a lawsuit regarding the ICMS was recorded as revenue.

OPERATIONAL EXPENSES

The operational expenditure has risen around 11%, from R$ 20,660 million in the year ended on December 31st, 2009 to R$ 23,007 million in the year ended December 31st, 2010, especially:

Power Purchased for Resale

The electricity purchased for resale increased by 20%, from R$ 3,581,396 thousand in the year ended on December 31st, 2009 to R$ 4,315,084,000 in the year ended December 31st, 2010, according to the adjustments of power purchase contracts and the growth of power purchasing by firms.

Personnel, Material and Services

The costs of personnel, material and services increased by 13%, from R$ 6,486 million in the year ended on December 31st, 2009 to R$ 7,370 million in the year ended December 31st, 2010, mainly due to readjustment of the salary mass and contracts for services.

Construction

The cost of construction increased by 71.32%, from R$ 1,723,960 thousand in the year ended on December 31st, 2009 to R$ 2,953,484,000 in the year ended December 31st, 2010, mainly due to the increase of projects and construction works relating to transmission and distribution infrastructure.

Operational Provisions

Operational provisions decreased by 28.54%, from R$ 2,140,406 thousand in the year ended on December 31st, 2009 to R$ 1,529,549,000 in the year ended December 31st, 2010, mainly due to the decrease of provision for losses on investments.

FINANCIAL RESULTS

FINANCIAL REVENUES (EXPENSES)

Eletrobras’ financial results resulted in an expense of R$ 364 million, while in the same period of 2009 such amount reached the spending of R$ 3.64 billion. The main events that influenced this result were:

Income, Interest and Commissions

Revenues, interest and commission dropped by 24.49% from R$ 1,035,487 thousand in the year ended on December 31, 2009 to R$ 781,872,000 in the year ended December 31, 2010 due to the capitalization of loans in subsidiaries.

FX Updates (exchange)

During the 12 months of the year 2010 Eletrobras recorded a net expense of R$ 432 million versus a net expense of R$ 4,618,216 thousand in the year 2009, a variation of R$ 4.19 billion or 91% mainly due to currency fluctuations.

Income Tax

Income tax increased by 269% from R$ 635.875 million in the year ended on December 31st, 2009 to R$ 1,074,606 thousand in the year ended December 31st, 2010 due to increased income earned in the year.

Social Contribution on Net Income – CSLL

The social contribution increased by 309% from R$ 201.01 million in the year ended on December 31, 2009 to R$ 419,659 thousand in the year ended December 31, 2010 due to increased income earned in the year.

CONSOLIDATED BALANCE SHEETS December 31st, 2010 and 2009:

ASSETS

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheets – IFRS e BR GAAP
(in thousands of Reais)	Fiscal Year ended on December 31st,
ASSET	2010	AV%	2009	AV%	2010 x 2009

CURRENT
Cash and Cash Equivalent	9.220.169	6,27%	8.617.294	6,26%	7,00%
Restricted Cash	2.058.218	1,40%	1.341.719	0,97%	53,40%
Securities	6.774.073	4,61%	7.662.640	5,56%	-11,60%
Receivables	4.016.006	2,73%	3.102.079	2,25%	29,46%
Concession contracts’ financial assets	726.507	0,49%	715.720	0,51%	1,51%
Itaipu Financial Assets	997.015	0,67%	854.656	0,62%	16,66%
Fundings and Loans	1.359.269	9,25%	1.926.193	1,39%	-29,43%
Fuel Consumption Account - CCC	3.041.484	2,07%	877.833	0,63%	246,48%
Return on Investments	178.604	0,12%	78.726	0,05%	126,87%
Tax Credits	1.825.905	1,24%	1.326.933	0,96%	37,60%
Right of Compensation	324.451	0,22%	221.519	0,16%	46,47%
Other Debtors	478.367	0,32%	602.731	0,43%	-20,63%
Warehouse	676.609	0,46%	675.104	0,49%	0,22%
Provision for Accrued Income	40.418	0,02%	58.765	0,04%	-31,22%
Financial Instruments	283.220	0,19%	227.540	0,16%	24,47%
Others	805.632	0,54%	511.773	0,37%	57,42%
CURRENT TOTAL	32.805.946	22,22%	28.801.225	20,91%	13,90%

NON CURRENT
LONG TERM FEASIBLE
Fundings and Loans	8.300.171	5,65%	9.839.828	7,14%	-15,65%
Receivables	1.470.216	1,00%	1.431.080	1,03%	2,73%
Securities	769.905	0,52%	687.188	0,49%	12,04%
Nuclear fuel in-stock	799.556	0,54%	755.434	0,54%	5,84%
Concession contracts’ financial assets	24.995.626	17,01%	22.352.102	16,23%	11,83%
Itaipu Financial Assets	15.648.086	10,65%	16.744.837	12,15%	-6,55%
Deferred Tax Assets	4.338.682	2,95%	4.493.223	3,26%	-3,44%
Guarantees and Linked Deposits	1.750.678	1,19%	1.521.317	1,10%	15,08%
Fuel Consumption Account - CCC	1.156.926	0,78%	1.173.580	0,85%	-1,42%
Financial Instruments	297.020	0,20%	228.020	0,16%	30,26%
Others	889.930	0,60%	766.145	0,55%	16,16%
Long Term Total (non current)	60.416.796	41,12%	59.992.755	43,56%	0,71%
Advances to equity	7.141	0,00%	4.000	0,00%	78,50%
	60.423.937	41,12%	59.996.755	43,56%	0,71%

INVESTMENTS	4.724.647	3,21%	5.288.107	3,84%	-10,66%

FIXED	46.682.498	31,77%	41.597.605	30,20%	12,22%

INTANGIBLE
Concession Contracts	932.509	0,63%	991.879	0,72%	-5,99%
Others	1.331.463	0,90%	1.032.804	0,74%	28,92%
	53.671.117	36,53%	48.910.395	35,51%	9,73%
NON CURRENT ASSTES TOTAL	114.095.054	77,66%	108.907.150	79,08%
ASSETS TOTAL	146.901.000	100%	137.708.376	100%	6,68%

 LIABILITIES AND EQUITY

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheets - IFRS e BR GAAP (in R$ thousands)
	Fiscal Year ended on December 31st,
LIABILITIES AND EQUITY	2010	AV%	2009	AV%	2010 x 2009

CURRENT
Fundings and Loans	1.868.465	1,27%	1.115.275	0,81%	67,53%
Compulsory Loans	16.925	0,01%	13.675	0,01%	23,77%
Suppliers	5.165.765	3,52%	3.079.614	2,24%	67,74%
Advances from customers	341.462	0,23%	63.400	0,05%	438,58%
Taxes and social contribution	1.102.672	0,75%	963.365	0,70%	14,46%
Fuel Consumption Account - CCC	2.579.546	1,76%	923.535	0,67%	179,31%
Return to shareholders	3.424.520	2,33%	3.214.450	2,33%	6,54%
National Treasury Credits	92.770	0,06%	76.036	0,06%	22,01%
Estimated Obligations	772.071	0,53%	672.214	0,49%	14,85%
Reimbursement Obligations	759.214	0,52%	857.001	0,62%	-11,41%
Complementary Insurance	330.828	0,23%	351.149	0,25%	-5,79%
Allowance for Contingencies	257.580	0,18%	252.708	0,18%	1,93%
Regulatory Fees	584.240	0,40%	589.433	0,43%	-0,88%
Leasing	120.485	0,08%	108.827	0,08%	10,71%
Financial Instruments	237.209	0,16%	40.050	0,03%	492,28%
Others	715.759	0,49%	949.113	0,69%	-24,59%
	18.369.510	12,50%	13.269.844	9,64%	38,43%

NON CURRENT
Fundings and Loans	31.269.971	21,29%	28.392.542	20,62%	10,13%
National Treasury Credits	250.485	0,17%	311.306	0,23%	-19,54%
Compulsory Loans	141.425	0,10%	127.358	0,09%	11,05%
Taxes and social contribution	1.217.649	0,83%	1.273.890	0,93%	-4,41%
Return to shareholders	5.601.077	3,81%	7.697.579	5,59%	-27,24%
Obligation for Asset Retirement	375.968	0,26%	323.326	0,23%	16,28%
Advances from customers	928.653	0,63%	978.980	0,71%	-5,14%
Fuel Consumption Account - CCC	1.876.598	1,28%	1.344.380	0,98%	39,59%
Allowance for Contingencies	3.901.289	2,66%	3.528.917	2,56%	10,55%
Complementary Insurance	2.066.702	1,41%	1.992.012	1,45%	3,75%
Allowance for unfunded liabilities in subsidiaries	-		-		-
Leasing	1.694.547	1,15%	1.639.448	1,19%	3,36%
Grants to be paid	834.215	0,57%	761.131	0,55%	9,60%
Advances for future capital increase	5.173.856	3,52%	4.712.825	3,42%	9,78%
Financial Instruments	303.331	0,21%	228.020	0,17%	33,03%
Others	2.365.315	1,61%	1.747.768	1,27%	35,33%
	58.001.081	39,48%	55.059.482	39,98%	5,34%

NET EQUITY
Capital	26.156.567	17,81%	26.156.567	18,99%	0,00%
Capital Reserves	26.048.342	17,73%	26.048.342	18,92%	0,00%
Profit Reserves	16.804.851	11,44%	19.009.668	13,80%	-11,60%
Accumulated Losses	-		(3.345.744)	-2,43%	-100%
Asset Valuation Adjustments	163.335	0,11%	179.427	0,13%	-8,97%
Additional Dividend Proposed	753.201	0,51%	370.755	0,27%	103,15%
Other Comprehensive Income	377.818	0,26%	827.491	0,60%	-54,34%
Participation of non-controlling shareholders	226.296	0,15%	132.543	0,10%	70,73%
	70.530.410	48,01%	69.379.050	50,38%	1,66%
LIABILITIES AND EQUITY TOTAL	146.901.001	100%	137.708.376	100%	6,68%

Comparison of balance sheet accounts for the years ended on December 31, 2009 and 2010:

ASSETS

CURRENT ASSETS

Current assets increased by 13.90%, from R$ 28,801,225 thousand on December 31st, 2009 to R$ 32,805,946 thousand at December 31, 2010. The main changes were:

Cash and Cash Equivalents

Increase of 7.00% in cash and cash equivalents, of R$ 8,617,294 thousand in 2009 to R$ 9,220,169 thousand in 2010, mainly due increases in investments made by Eletrobras.

Restricted Cash

Increase of 53.40% in restricted cash of R$ 1,341,719 thousand in 2009 to R$ 2,058,218 thousand in 2010, mainly due to the increased availability of resources for CCC.

Securities

Reduction of 11.60% in securities, from R$ 7,662,640 thousand in 2009 to R$ 6,774,073 thousand in 2010, mainly due to the determination of the fair value of investments in accordance with applicable accounting practices.

Receivables

Increase of 29.46% in receivables from R$ 3,102,079 thousand in 2009 to R$ 4,016,006 thousand in 2010, mainly due to the funds raised under the PROINFA.

Funding and Loans

Reduction of 29.43% in loans and financing from R$ 1,926,193 thousand in 2009 to R$ 1,359,269 thousand in 2010, mainly due to the capitalization of loans controlled by the Eletrobras.

Fuel Consumption Account – CCC

Increase of 246.48% on the fuel consumption from R $ 877,833 thousand in 2009 to R $ 3,041,484 thousand in 2010, mainly due to the surplus of the fund industry.

Refundable Taxes

Increase of 37.60% on the tax credits from R$ 1,326,933 thousand in 2009 to R$ 1,825,905 thousand in 2010, mainly due to increases in withholding taxes.

NON CURRENT ASSETS

The non-current assets increased by 0.71%, from R$ 59,996,755 thousand on December 31st, 2009 to R$ 60,423,937 thousand on December 31st, 2010. The main variations were:

Funding and Loans

The item loans and funding decreased by 15.65% from R$ 9,839,828 thousand for the year ended December 31st, 2009 to R$ 8,300,171,000 for the year ended December 31st, 2010 primarily due to variation in exchange rates.

Financial Assets and Concession Contracts

The financial assets of the concession contracts increased by 11.83% from R$ 22,352,102,000 in the year ended on December 31, 2009 to R$ 24,995,626,000 in the year ended on December 31, 2010 due to the adjustment of the allowed Annual Revenue - RAP, applicable to the activities of transmission, and Financial Asset Indemnified on Transmission and Distribution concessions.

Itaipu Financial Assets

The Itaipu financial assets decreased by 6.55% from R$ 16,744,837 thousand in the year ended December 31, 2009 to R$ 15,648,086,000 in the year ended on December 31, 2010 due to the impact of exchange rates on Itaipu’s fixed assets.

LIABILITIES

CURRENT LIABILITIES

The balance of liabilities increased by 38.43%, from R$ 13,269,844 thousand on December 31st, 2009 to R$ 18,369,510 thousand on December 31st, 2010.

Funding and Loans

The item loans and funding increased by 67.53% from R$ 1,115,275 thousand in the year ended on December 31, 2009 to R$ 1,868,465,000 in the year ended on December 31, 2010 primarily due to loans from the SEP's.

Suppliers

Increase of 67.74% on the "suppliers" account, from R$ 3,079,614,000 in 2009 to R$ 5,165,765 thousand on 2010, mainly due to the increase on materials supply and services.

Taxes and Social Contribution

The item Taxes and Social Contributions increased by 14.46% from R $ 963.365 million in the year ended on December 31st, 2009 to R$ 1,102,672,000 in the year ended on December 31st, 2010 primarily due to increased tax income and social contribution.

Fuel Consumption Account – CCC

Increase of 179.31% on the fuel consumption from R$ 923,535 thousand on 2009 to R$ 2,579,546 thousand on 2010, mainly due to the surplus fund.

NON CURRENT LIABILITIES

The balance of non-current liabilities increased by 5.34%, from R$ 55,059,482 thousand on December 31st, 2009 to R$ 58,001,081 thousand on December 31st, 2010. The main variations were:

Funding and Loans

The item loans and funding increased by 10.13% from R$ 28,392,542 thousand in the year ended on December 31st, 2009 to R$ 31,269,971,000 in the year ended on December 31st, 2010 mainly due to loans taken to transfer to SPE’s and withdrawals in the framework of RGR.

Return to Shareholders

The item Return to Shareholders decreased by 27.24% from 7,697,579 in the year ended on December 31, 2009 to R $ 5,601,077 in the year ended on December 31, 2010 due to the distribution portion of the dividends withheld.

Fuel Consumption Account – CCC

Increase of 39.59% on the fuel consumption from R$ 1,344,380 thousand on 2009 to R$ 1,876,598 thousand on 2010, mainly due to the surplus fund.

Allowance for Contingencies

The item allowance for contingencies increased by 10.55% from R$ 3,528,917 thousand in the year ended on December 31st, 2009 to R$ 3,901,289,000 in the year ended on December 31st, 2010 due to process increasing generated by the change in risk assessment - remote, possible and probable.

NET EQUITY

Shareholders' equity increased by 1.66% from R$69,379,050,000 as of December 31st, 2009 to R$ 70,530,410,000 at December 31, 2010, mainly due to the approval of additional dividends proposal.

CONSOLIDATED BALANCE SHEETS December 31, 2009 and January 1, 2009 (opening balance sheet - IFRS):

ASSETS

Centrais Elétricas Brasileiras SA – Eletrobras CONSOLIDATED BALANCE SHEETS - IFRS e BR GAAP
(in thousands of R$)	Fiscal Year ended on December 31st,		Opening Balance IFRS
ASSETS	2009	AV%	01/01/2009	AV%	12/31/2009 x 01/01/2009

CURRENT
Cash and Cash Equivalent	8,617,294	6.26%	5,527.468	4.11%	55.90%
Restricted Cash	1,341,719	0.97%	734,386	0.55%	82.70%
Securities	7,662,640	5.56%	7,439,509	5.54%	3.00%
Receivables	3,102,079	2.25%	3,118,394	2.31%	0.52%
Concession contracts’ financial assets	715,720	0.51%	522,851	0.39%	36.89%
Itaipu Financial Assets	854,656	0.62%	1,100,155	0.82%	-22.31%
Fundings and Loans	1,926,193	1.39%	1,499,420	1.12%	28.46%
Fuel Consumption Account - CCC	877,833	0.63%	550,894	0.41%	59.35%
Return on Investments	78,726	0.05%	61,951	0.05%	27.08%
Tax Credits	1,326,933	0.96%	509,883	0.38%	160.24%
Right of Compensation	221,519	0.16%	527,809	0.39%	-58.03%
Other Debtors	602,731	0.43%	373,070	0.28%	61.56%
Warehouse	675,104	0.49%	595,911	0.44%	13.29%
Provision for Accrued Income	58,765	0.04%	45,278	0.3%	29.79%
Financial Instruments	227,540	0.16%	52,640	0.4%	332.26%
Others	511,773	0.37%	362,944	0.27%	41.01%
CURRENT TOTAL	28,801,225	20.91%	23,022,563	17.14%	25.10%

NON CURRENT
LONG TERM FEASIBLE
Fundings and Loans	9.,39.828	7.14%	13,405,178	9.98%	-26.60%
Receivables	1,431,080	1.03%	1,874,062	1.39%	-23.64%
Securities	687,188	0.49%	618,473	0.46%	11.11%
Nuclear fuel in-stock	755,434	0.54%	720,294	0.54%	4.88%
Concession contracts’ financial assets	22,352,102	16.23%	20,821,244	15.50%	7.35%
Itaipu Financial Assets	16,744,837	12.15%	24,119,962	17.96%	-30.58%
Deferred Tax Assets	4,493,223	3.26%	3,450,717	2.57%	30.21%
Guarantees and Linked Deposits	1,521,317	1.10%	991,957	0.74%	53.37%
Fuel Consumption Account - CCC	1,173,580	0.85%	572,279	0.43%	105.07%
Financial Instruments	228,020	0.16%	40,050	0.3%	469.34%
Others	766,145	0.55%	1,012,243	0.75%	-24.31%
Long Term Total (non current)	59,992,755	43.56%	67,626,458	50.35%	-11.29%
Advances to equity	4,000	0.00%	4,027	0.00%	0.66%
	59,996,755	43.56%	67,630,485	50.35%	11.29%

INVESTMENTS	5,288,107	3.84%	5,043,144	3,75%	4.86%

FIXED	41,597,605	30.20%	36,495,658	27,17%	13.98%

INTANGIBLE
Concession Contracts	991,879	0.72%	1,328,055	0.99%	-25.31%
Others	1,032,804	0.74%	786,539	0.58%	31.31%
	48,910,395	35.51%	43,653,396	32.50%	12.04%
NON CURRENT ASSTES TOTAL	108,07,150	79.08%	111,283,881	82.86%	2.13%
ASSETS TOTAL	137,708,376	100%	134,306,444	100%	2.53%

LIABILITIES AND EQUITY

Centrais Elétricas Brasileiras SA – Eletrobras Consolidated Balance Sheets – IFRS e BR GAAP (in thousands of Reais)
	Fiscal Year ended on December 31st,		Opening Balance Sheet – IFRS
LIABILITIES AND EQUITY	2009	AV%	01/01/2009	AV%	12/31/009 x 01/01/2009

CURRENT
Fundings and Loans	1,115,275	0.81%	1,135,497	0.84%	-178%
Compulsory Loans	13,675	0.01%	85,946	0.06%	-84.09%
Suppliers	3,079,614	2.24%	2,504,293	1.86%	22.97%
Advances from customers	63,400	0.05%	53,159	0.4%	19.26%
Taxes and social contribution	963,365	0.70%	810,536	0.60%	18.86%
Fuel Consumption Account - CCC	923,535	0.67%	667,626	0.50%	38.33%
Return to shareholders	3,214,450	2.33%	1,687,448	1.26%	90.49%
National Treasury Credits	76,036	0.06%	72,236	0.05%	5.26%
Estimated Obligations	672,214	0.49%	600,661	0.45%	11.91%
Reimbursement Obligations	857,001	0.62%	479,868	0.36%	78.59%
Complementary Insurance	351,149	0.25%	510,197	0.38%	-31.17%
Allowance for Contingencies	252,708	0.18%	303,452	0.22%	-16.72%
Regulatory Fees	589,433	0.43%	695,247	0.52%	-15.22%
Leasing	108,827	0.08%	106,435	0.08%	2.25%
Financial Instruments	40,050	0.03%	296,134	0.22%	-86.488%
Others	949,113	0.69%	652,417	0.48v	45.48%
	13,269,844	9.64%	10,661,151	7.94%	24.47%

NON CURRENT
Fundings and Loans	28,392,542	20.62%	26,910,231	20.04%	5.51%
National Treasury Credits	311,306	0.23%	403,429	0.30%	-22.83%
Compulsory Loans	127,358	0.09%	129,866	0.10%	-1.93%
Taxes and social contribution	1,273,890	0.93%	2,472,172	1.84%	-48.47%
Return to shareholders	7,697,579	5.59%
Obligation for Asset Retirement	323,326	0.23%	266,168	0.20%	21.47%
Advances from customers	978,980	0.71%	1,018,488	0.76%	-3.88%
Fuel Consumption Account – CCC	1,344,380	0.98%	1,413,039	1.05%	-4.86%
Allowance for Contingencies	3,528,917	2.56%	3,769,666	2.80%	-6.39%
Complementary Insurance	1,992,012	1.45%	2,179,845	1.62%	8.62%
Allowance for unfunded liabilities in subsidiaries	-		1,685,071	1.25%	-
Leasing	1,639,448	1.19%	656,249	0.49%	-2.71%
Grants to be paid	761,131	0.55%			15.98%
Advances for future capital increase	4,712,825	3.42%	4,287,353	3.19%	9.92%
Financial Instruments	228.020	0.17%	40,050	0.03%	469.34%
Others	1.747.768	1.27%	1,103,761	0.82%	58.35%
	55,059,482	39.98%	46,335,387	34.50%	18.83%

NET EQUITY
Capital	26,156,567	18.99%	26,156,567	19.47%	0.00%
Capital Reserves	26,048,342	18.92%	26,048,342	19.39%	0.00%
Profit Reserves	19,009,668	13.80%	28,900,908	21.52%	-34.22%
Accumulated Losses	(3,345,744)	-2.43%	(4,086,684)	-3.04%	-18.13%
Asset Valuation Adjustments	179,427	0.13%	196,906	0.15%	-8.88%
Additional Dividend Proposed	370,755	0.27%	257,836	0.19%	43.79%
Other Comprehensive Income	827,491	0.60%	(285,485)	0.21%	-389.85%
Participation of non-controlling shareholders	132,543	0.10%	121,906	0.09%	9.07%
	69,379,050	50.38%	77,309,906	57.56%	-10.26%
LIABILITIES AND EQUITY TOTAL	137,708,376	100%	134,306,444	100%	2.53%

Comparison of accounts’ balance sheet of the periods ended on December 31, 2009 and January 1, 2009:

ASSETS

CURRENT ASSETS

Current assets increased by 25.10%, from R$ 23,022,563 thousand on  January 1st,  2009 to R$ 28,801,225,000 on December 31st, 2009. The main variations were:

Cash and Cash Equivalent

Increase of 55.90% in cash and cash equivalents of R$ 5,527,468,000 on January 1st, 2009 to R$ 8,617,294,000 on December 31st, 2009, mainly due to the raising funds through issuing bonds performed by Eletrobras in 2009 in the international market.

Restricted Cash

Increase of 82.70% in restricted cash of R$ 734,386,000 on January 1st, 2009 to R$ 1,341,719,000 on December 31st, 2009, mainly due to the increased inflow of funds linked to the fuel consumption account (CCC ) and the program Proinfa.

Right of Compensation

The Right to Reimbursement item decreased by 58.03% from R$ 527.809 million in the year ended on January 1st 2009 to R$ 221,519,000 in the year ended on December 31, 2009 mainly due to foreign exchange arising resulting from the fall of the dollar and the effects of U.S. inflation.

NON CURRENT ASSETS

The non-current assets decreased by 2.13%, from R$ 111,283,881,000 on January 1st 2009 to R$ 108,907,150,000 on December 31st, 2009. The main changes were:

Funding and Loans

The item loans and financing decreased by 26.60% from R$ 13,405,178 thousand in the year ended on January 1st 2009 to R$ 9,839,828,000 in the year ended on December 31, 2009 mainly due to exchange rate after the fall of the U.S. dollar over the year 2009 and its impact on foreign currency borrowings by Eletrobras.

Itaipu Financial Assets

The Right to Reimbursement item decreased by 30.58% from R$ 24,119,962 thousand in the year ended on January 1st 2009 to R$ 16.744.837mil in the year ended on December 31, 2009 mainly due to exchange rate after the fall of the US dollar and the effects of U.S. inflation.

Investments

The item Investments increased by 4.86% from R$ 5,043,144 thousand in the year ended on January 1st, 2009 to R$ 5,288,107,000 in the year ended on December 31st, 2009 mainly due to the subsidiaries' and affiliates results.

Fixed Assets

Item Fixed Assets increased by 13.98% from R$ 36,495,658 thousand in the year ended on January 1st, 2009 to R$ 41,597,605,000 in the year ended on December 31st, 2009 mainly due to higher depreciation rates in period and also the reflection on Itaipu Fixed Assets, due to the devaluation of the US dollar.

LIABILITIES

CURRENT LIABILITIES

The balance of current liabilities increased by 24.47%, from R$ 10,661,151 thousand on January 1st 2009 to R$ 13,269,844 thousand on December 31st, 2009. The main variation was in Return to Shareholders, which increased by 90.49% from R$ 1,687,448 thousand in the year ended on January 1st 2009 to R$ 3,214,450,000 in the year ended on December 31st, 2009, mainly due to Eletrobras management's decision to perform in 2010 the payment of the 1st Installment (R$ 2,565,859 thousand) related to the dividends retained by Eletrobras. This amount was transferred from Unpaid Dividends Special Reserve item (within the group Income Reserves).

NON CURRENT LIABILITIES

The balance of non-current liabilities increased by 18.83%, from R$ 46,335,387 thousand on January 1st 2009 to R$ 55,059,482 thousand on December 31, 2009. The main variations were:

National Treasury Credits

The item National Treasury Credits decreased by 22.83% from R$ 403.429 million in the year ended on January 1st 2009 to R$ 311,306,000 in the year ended on December 31, 2009 mainly due to the to the influence of exchange rate changes arising from the fall of the US dollar and the effects of U.S. inflation.

Funding and Loans

The item Loans & Funding increased by 5.51% from R$ 26,910,231 thousand in the year ended on January 1st 2009 to R$ 28,392,542,000 in the year ended on December 31, 2009 mainly due to the devaluation of the US dollar.

NET EQUITY

The net equity decreased by 10.26% from R$ 77,309,906,000 on January 1st 2009 to R$ 69,379,050,000 on December 31st, 2009, mainly due to the reduction on 34.22% of the Income Reserve, from R$ 28,900,908 thousand on January 1st 2009 to R$ 19,009,667,000 on December 31st, 2009. Such movement resulted from the Eletrobras management decision to perform the payment of Unpaid Dividends Special Reserve, which caused the transfer of R$ 2,565,859 thousand to the Eletrobras' Current Liabilities and R$ 7,697,579 thousand to the Non-Current Liabilities, in line with the schedule for payments of the respective parcels.

Cash Flow

The following chart summarizes the evolution of Eletrobras' net cash flows for the periods presented:

	Fiscal Year ended on December 31st, (in thousands of Reais)
Net Cash Flows	2010	2009
Provided by Operational Activities	10,693,149	8,809,027
Provided by (used in) Inventing Activities	(10,184,162)	(4,238,265)
Provided by (used in) Funding Activities	93,888	(1,480,936)
Total	602,875	3,089,826

Operational Activities

Cash flows from Eletrobras' operating activities arise mainly from sale and transmission of electric energy for a stable and diversified base of customers in the retail and wholesale fixed price.

In the fiscal year ended on December 31st, 2010, the cash flow generated by operational activities was R$ 10.7 billion, or R$ 1.9 billion below the R$ 8.8 billion generated in the same period in 2009. This variation was due to increased income earned by Eletrobras.

Activities

Investment Activities’ cash flows mainly reflects:

•     strict investments, which are the surplus cash that Eletrobras has to apply to the Banco do Brasil SA (or other investments determined by the Brazilian Government);

  acquisitions of investment partnerships that are held by Eletrobras with others in the private sector regarding the operation of new plants;

•    the following types of tradable debt and equity securities:

•     debt securities "CFT-E1" issued by the Brazilian government: these bonds are indexed to the inflation index IGP-M, does not bear interest and mature in August 2012;

•     debt securities "NTN-P" issued by the Brazilian government: these bonds are indexed to the Reference Rate (or TR), a monthly reference rate published by the Central Bank, bear interest of 6.0% per annum and mature on various dates to beginning in February 2012;

•     equity securities of "Shares" issued by the following companies: (i) Lajeado Lajeado Energia SA, (ii) Lajeado EDP Energia SA, (iii) CEB Lajeado SA, and (iv) Lajeado Paulista Energia SA. Received dividend income of these stakes based on annual profits that each company receives;

•     acquisitions of fixed assets, consisting primarily of investments in equipment necessary for operational activities of Eletrobras;

•     restricted deposits for legal proceedings, the deposits we had to pay in courts in Brazil where we were a defendant in lawsuits, and

•     deferred regulatory assets, representing mainly the effect of cash from earnings of profits and losses of the Itaipu operations, net of compensation through tariff increases.

In the fiscal year ended on December 31st, 2010, the cash flow from investing activities was R $ (10.18) billion, $ 5.95 billion below the flow of R$ (4.23) billion in the same period in 2009. This variation was due to (i) low AFACs through the capitalization of companies by Eletrobras, (ii) expenses for the acquisition of fixed assets, and (iii) loans and funding.

Funding Activities

Cash flows used of Eletrobras' financing activities reflect mainly the interest income it receives from loans in the short and long term to companies operating in the Brazilian electric sector.

In the fiscal year ended on December 31st, 2009, our cash flows from funding activities was R$ 3.316 billion, R$ 3.044 billion above the flow of R$ 272 million in the same period in 2008. This variation was due to a reduction of R$ 4.646 billion in receipts of the principal of loans and financing granted by Eletrobras compared to the previous year.

In the fiscal year ended on December 31st, 2010, our cash flow from funding activities was R$ 0.9 billion, R $ 1.4 billion above the flow of R$ (1.5 billion) in the same period in 2009 . This variation was due to the raising of funds through the issuance of bonds abroad in 2009.

10.2.    Directors' comments: a) operations results of the company, in particular: i. description of any major components of revenue, ii. factors that materially affect operational results, b) variations in revenue attributable to modifications in prices, exchange rates, inflation, changes in volumes and introduction of new products and services, c) the impact of inflation, variation in prices of key inputs and products, foreign exchange and interest rate in operating income and the Company's financial results.

a) operations results of the company:

i. description of any major components of revenue;

Description of the main accounting lines

Operational Revenues

Electric Power Operations

Eletrobras' Revenues derive from the generation, transmission and distribution of electricity, as set out below:

▪     Generation. generating activity revenue derive from the sale, supply and sale of electricity generated by Eletrobras (including part of the power conferred upon the Itaipu project under Eletrobras) to the distribution companies and free consumers, as well as the transfer of the share of power attributed to the Itaipu project in Paraguay that is not used in Paraguay. Revenue arising from the activity of generating electricity is recorded based on the production referred to the rates specified by contract terms or the contents regulatory requirements;

▪  Transmission: Revenues from transmission activity derived from the construction of the infrastructure of transmission lines by Eletrobras and the operation and maintenance of these lines to transmit electricity to electric power concessionaires. Revenues received from other concessionaires that use the Eletrobras' transmission network are recognized in the month in which services are provided to other concessionaires. The price in this activity is regulated (tariff) and called Allowed Annual Revenue (RAP). Eletrobras, as transmitter of electricity, cannot negotiate prices with users. For some contracts, the RAP is fixed and updated monetarily restated once a year. For other contracts, the RAP is monetarily restated by the price index once a year and reviewed every five years. Generally, the RAP of any power transmission company is subject to annual review due to the increase of assets and operating expenses arising from modifications, reinforcement and expansion of facilities; e

▪  Distribution: revenues from distribution activity are derived mainly from the supply of electricity to final consumers of the electricity that Eletrobras gets from generation companies and also that electricity generated by thermal power plants by Eletrobras in isolated areas in the north for distribution. The activity involves distributing a share of revenues from construction, operation and maintenance of distribution networks. The revenues of the activity distribution of electricity to final customers are recognized when power is supplied. The revenues from these sales are made monthly. Unbilled revenues from the billing cycle by the end of each month are estimated based on the previous month and sales are accumulated at the end of the month. The differences between the estimated unbilled revenues and real, if any, are recognized in the following month.

A large percentage of Eletrobras revenue comes from the sale or resale of electricity from Itaipu. However, the treaty between Brazil and Paraguay, in accordance with Itaipu operations, stipulates that revenues from these activities should have no effect on net income of Eletrobras. For more information about the Treaty of Itaipu, see section 7.8 of this Reference Guide.

Other Operational Revenues

Other operating revenues are derived from charges imposed consumers due to overdue payment concerning the electricity sold in the activity of distribution and, in a lesser extent: (i) the electricity sold in generation activities through subsidiaries of Eletrobras in northern of Brazil and (ii) electricity sold in the transmission activity. There are other operational revenues not attributable to the activities of distribution, generation or transmission and, therefore, are recorded by Eletrobras "corporate" segment. These include (i) fees for administration of the RGR and other government funds, (ii) a fee for handling the Itaipu energy, and (iii) foreign exchange revenue from the commercialization of energy from Itaipu. Eletrobras also realizes other operating revenues from telecommunications companies that use parts of their infrastructure to set up telecommunication lines.

Operational Revenue Deductions

Correspond to deductions from the gross revenue due to industry charges, which include payments made to the General Reserve Reversal - RGR, Fuel Consumption Account - CCC, Energy Development Account - CDE and other similar charges levied on participants in the electricity sector. The industry charges are calculated according to formulas set by ANEEL, which differ according to the type of charge, and so there is no direct correlation between revenue and industry charges.

ICMS

The main tax on Eletrobras' income is the Tax on Circulation of Goods and Services - ICMS, which is levied on gross revenue derived from sales of electricity. Eletrobras is subject to different rates of ICMS in different states in which it operates, varying from 7% to 27%. Eletrobras is not responsible for any income taxes on its activity of transmission, as applicable regulations.

PIS/PASEP e COFINS

Reflect Eletrobras' obligation of paying the taxes of the Social Integration Program - PIS / PASEP and Contribution to Social Security Funding - COFINS both incidents on its income.

Operational Expenses

Personnel, Material and Services

Primarily reflects Eletrobras' costs related to employees, equipment and infrastructure needed for the day by day administrative operations, as well as other outsourcing costs. The outsourced services reflect Eletrobras' costs with security services, maintenance, consultants and other advisors. Due to the diverse nature of these expenses, Eletrobras have to apply certain subjective criteria to allocate such expenses among the company's operating activities as some of these expenses can be allocated into different activities. Moreover, it is noteworthy that this item reflects Eletrobras' expenses with items necessary for their administrative operations, but excludes commodities that are used in power generation operations.

Electricity Purchased for Resale

Both areas of distribution and generation involve the purchase of electricity for resale. The electricity purchased for the distribution activity is purchased from other generators. The electricity purchased in the generation area represents the Paraguayan portion of the energy produced by Itaipu not used in Paraguay and that Eletrobras sells to distribution companies and free consumers.

Fuel for Electricity Production

Fuel costs are a significant component of Eletrobras' operational expenses. However, a large percentage of these costs is subsequently reimbursed by the CCC account.

Electric Network Usage

These costs represent the costs incurred by Eletrobras in the transmission of electricity through transmission lines owned by third parties.

Remuneration and Reimbursement

Reflect Eletrobras' expenses incurred as a result of overdue payments made by it, as well as the Eletrobras' and its subsidiaries funding costs with third parties.

Depreciation and Amortization

Represents depreciation and amortization of Eletrobras fixed assets. Eletrobras recorded as fixed assets the cost of construction or acquisition, as applicable, plants, property and equipment, less accumulated depreciation calculated using the straight-line method at rates which take into account the estimated useful life of the asset. The costs of repair and maintenance that extend the useful life of assets are added, while other routine costs are charged on the outcome of operations. The interest on the debt obtained from third parties incurred during the construction of assets is capitalized.

Operational Allowances

Provisions that reflect the related Eletrobras' performs: (i) the legal process which is part (ii) credits for doubtful accounts, (iii) costs of decommissioning, which are the costs associated to decommissioning of nuclear facilities, that is, the safe decommissioning of installations.

Itaipu Offset Income

The net effect of Itaipu operating results is registered on this item and the cumulative effects of Itaipu operations, net of compensation through tariff adjustments are reflected in current assets and non-current balance sheet of Eletrobras in Itaipu Financial Assets".

Donations and Contributions

Reflect the expenses related to Eletrobras investments in new information technology, research and development, and investment in cultural programs and sponsorships.

Other Operational Costs

Other operational costs from Eletrobras include some miscellaneous costs that are incurred as part of day by day operations of the company. The most significant components are: (i) leasing costs, such as generating units for the isolated system, (ii) costs of O&M (Operation and Maintenance) Projects by Eletrobras, which are related to the cost of the operation of facilities linked the provision of electricity services, as well as preventive and corrective maintenance of equipment that integrate such facilities, (iii) telecommunication costs, especially costs associated with telephone and internet services, (iv) insurance costs, including insurance policies of Eletrobras' facilities and property, and (v) costs of disposal of assets, mainly transformers.

Financial Results

Financial Revenues

Reflect the income from remuneration that Eletrobras receives from investments in financial instruments, as well as interest, commissions and fees obtained as a result of granting loans in accordance with the requirements of Brazilian law that allows Eletrobras to act as financier of certain public service companies controlled by Eletrobras. Also Reflect the revenue from the increase moratorium on electricity paid to Eletrobras, as well as the impact of monetary adjustments and other Eletrobras' financial revenues.

Financial Expenses

Mainly reflects payments of dividends and interest on equity to shareholders of Eletrobras, as well as charges incurred with debts and leases. Also reflects the expenses for foreign exchange rates updates on assets and liabilities linked to the foreign, especially with regard to Itaipu, because the financial statements of Itaipu are held in U.S. dollars, and this represents the largest exhibition of the Eletrobras risk of fluctuation in foreign currency.

ii. factors that materially affected the operational results

In its most recent fiscal years, the financial condition and operating result of the Eletrobras were influenced by factors such as macro-economic development of Brazil. Restrictions contained in the treaty signed between Brazil and Paraguay related to trading of energy from Itaipu, variations in exchange rates, use of Eletronorte as a development agency, participation of Eletrobras in the administration of government programs related to the Brazilian electricity sector, regulation of distribution tariffs for electricity transmission and fixed income.

Economic Scenario:

International Panorama

After observing a sharp deceleration in 2008 and fell by 2% in 2009, world GDP growth accelerated in 2010. The growth of international economy in 2010 was characterized by a strong recovery of the developing economies that are leading the process of recovery of the global economy. The restoration of liquidity in credit markets, a pickup in commodity prices, and the good performance of their domestic markets were crucial to the positive performance of these economies. In contrast, the recovery of much of the high-income countries (such as the European bloc economies and the economies of Central Asia) still appears shy, demonstrating problems with the process of restructuring the banking sector, plus the high public debt result of countercyclical policies adopted. These incentive packages, started in 2008 and 2009, prevented the collapse of the financial system, while fiscal and monetary policies partially offset the weakness of private demand.

With some exceptions (Finland, Greece, Ireland, Italy, Spain and Portugal), developed economies have returned to positive growth rates in 2009. It is estimated that the U.S., Australia, Canada and Japan will grow by 3% in 2010. However, according to UNCTAD, this growth does not appear to be sustainable in the medium term, as domestic demand remains weak in those countries with high unemployment rates and lower private consumption. Private investments are still timid, discouraged by uncertainty about future demand and the credit crunch. In the U.S. economy, for example, despite the row stimulus programs, levels of activity, employment and demand have shown quite volatile data about economic performance, it is not possible to say whether the economy began a phase of consistent recovery and expansion.

The East Asian economies, in turn, show strong recovery grounded in the resumption of exports and strengthening the internal market. The policies focused on domestic demand growth in China and India, as the expansionary fiscal and credit policy, were responsible for the growth of consumption and investment.

The region of Latin America emerged from the crisis faster than anticipated. Factors such as stability of macroeconomic fundamentals, consistent counter-cyclical policies, favorable external financing and revenues from commodity exports were crucial for the recovery of Latin American economies. Robust revenue with commodity exports boosted the national income, which, coupled with the improvement of conditions of financing has supported the growth of demand. For much of the Latin American economies, the potential negative effect of reducing imports of advanced economies has been offset by the growth of their domestic markets and exports of commodities.

Economic growth in Latin America, according to the Annual Report of the World Bank, is estimated at 4.5% in 2010. This performance proved to be very heterogeneous, with a group of countries showing impressive growth rates such as Paraguay, Peru, Argentina, Uruguay and Brazil, with growth between 7.5% and 9.7%. Panama, Dominican Republic, Chile, Mexico, Colombia, Costa Rica and grew between 4% and 7%. In addition, Haiti and Bolivia had negative GDP growth of -7% and -1.6% respectively.

Brazilian Macroeconomic Situation

The macro-economic scenario in Brazil has been characterized by a high dynamism. The exchange rate and inflation rates, however, has shown some volatility. Except for 2009, strongly affected by the financial crisis, the level of economic activity in Brazil has evolved positively in recent years. In 2007, Brazil's GDP grew 5.4%, according to the Brazilian Institute of Geography and Statistics - IBGE, resulting 1.7 percentage point higher than in 2006. That same year, the rate of inflation, measured by the IPCA was 4.5%, which allowed the reduction of the basic interest rate - Selic - to 11.25%.

The year 2008 was marked by a deepening financial crisis originating in the U.S. financial system. The main impact of this crisis on the Brazilian economy was deteriorating expectations for economic activity in 2009 and less relevant in 2010. This shift in expectations brought about, especially since October, raising the cost of debt, currency devaluation, falling of the stock prices in BM&FBOVESPA index and contraction in industrial production.

However, the crisis has not had a major impact on the rate of growth of the economy, which in 2008 was 5.1%. The inflation rate measured by the IPCA, according to the Central Bank, was 5.9%. This percentage was within the target set by the Central Bank, which covers the range between 2.5% and 6.5%. Keeping inflation at this level can be attributed to monetary policy that resulted in raising the Selic rate throughout the year 2008, from 11.25% a year in 2007 to 13.75% per year on December 31st, 2008 according to the Central Bank.

In 2009, the Brazilian economy showed relative resistance to the crisis. Still, ended the year with a level of economic growth close to zero, largely influenced by the unfavorable performance of the industrial sector. Additionally, solid macroeconomic fundamentals and increased economic stability allowed the Central Bank returning the downward trend in interest rates, so that the Selic rate reached its lowest historical level, equivalent to 8.7% since the end of July 2009 , according to Central Bank data. Similarly, the Real presented appreciation against the dollar by 34.2% over 2009. International reserves, according to Central Bank have remained at levels above US$ 200.0 billion (US$ 239.1 billion on December 31, 2009), outlining a considerable increase compared to the end of 2008, according to Central Bank data.

After verifying a drop of 0.6% of GDP in 2009, the Brazilian economy rebounded vigorously in 2010, an increase of approximately 7.49%. This recovery has been fueled by strong domestic market expansion, in addition to low comparison base of 2009. The income transfer policies, the continuous increase in the minimum wage, the growth in wages and credit have been crucial to this result. In this compass household consumption should reach a high of 7.9% which, in conjunction with the long-term investment, were the main factors for a good performance of aggregate demand. It is estimated that the gross fixed capital rose 24.5% in 2010, reaching an investment rate of 19.6%.

The official inflation rate, measured by the IPCA, recorded a rise of 5.72%, influenced by internal and external factors. Internally, seasonal factors in the supply of agricultural products and the growth of demand for goods and services exerced pressure on the relevant inflation rate. Since externally, there are the pressures associated with rising prices of major agricultural commodities and metals.

As for the monetary policy, there is a process of gradual withdrawal of incentives introduced by the Central Bank against the worsening international financial crisis to normalize liquidity conditions in the economy, raising the reserve requirement rate from 15% to 20%. In the same vein, the Selic rate recorded an increase of two percentage points over 2010, from 8.75% at the beginning of the year to 10.75% in December. According to the monetary authority, the removal of current inflation from the center of the inflation target set and the heating of domestic demand explain the inflection in the management of monetary policy.

Regarding to the Brazilian trade balance in 2010, Brazil had a surplus of US$ 20.3 billion, with exports totaling US $ 201.9 billion - 31.4% higher than in 2009. The basis depreciated from 2009, the global economic recovery, and especially the growth in commodity prices have influenced this result. As for imports, there is a growing faster than exports during the same period analyzed. Imports registered a value of US$ 181.6 billion against US$ 127.7 billion in 2009, which means a growth of 41.7%. This growth was strongly driven by the valuation of the Real and the growth of domestic demand.

The balance of payments reached a surplus of US$ 49.1 billion in 2010. The current transactions showed a deficit of US$ 47.5 billion in the year, equivalent to 2.28% of the GDP and 1.52% higher than the deficit recorded in 2009. Net inflows of foreign direct investment (FDI) reached a record US$ 48.5 billion, an increase of 86.8% compared to the previous year's result. Since foreign portfolio investment showed net inflows of US$ 67.8 billion - in 2010, 31% higher than in 2009.

The exchange rate in 2010 had low volatility, especially when compared to the previous two years. However, the heavy influx of capital has exerted strong pressure on the exchange rate. As a result, the exchange rate showed a persistent process of appraisal in 2010, starting the year priced at R$ 1.87 to R$ 1.80 in June and ending the year at R$ 1.66.

In an attempt to mitigate the appreciation of the Central Bank's interventions in both the spot and futures exchange markets have led to international reserves growth of 17%, totaling US$ 288.6 billion in December 2010.

The chart below shows the GDP growth, inflation, interest rates and exchange rate to the dollar in the indicated periods:

	Period
	2010	2009	2008
GDP Growth [1]	7.49%	(2.0%)	5.1%
Inflation (IGP-M) [2]	11.32%	(1.71)%	9.8%
Inflation (IPCA) [3]	5.72%	4.3%	5.9%
Interbank Rate – CDI [4]	9.8%	9.9%	12.4%
Long Term Interest Rate – TJLP [5]	6.0%	6.3%	6.4%
Appreciation of the Real against the US dollar	4.31%	25.5%	(32.0)%
Exchange Rate at the end of the period – per US$1.00	R$.66	R$1.74	R$2.337
Average exchange rate – per US$1.00[6]	R$ 1.756	R$1.997	R$1.834

_________________________________________________

(1) Brazil's GDP reported in such periods have been using the new methodology of IBGE.

(2) Inflation (IGP-M) is the overall market price measured by FGV, representing the data accumulated in the last 12 months of each period.

(3) Inflation (IPCA) is an index of consumer prices measured by the IBGE, representing the data accumulated in the last 12 months of each period

(4) The DI Rate is the average of interbank deposit rates charged during the day in Brazil
(accumulated during the period).

(5) Represents the interest rate applied by the BNDES to finance long-term (to be applied at the end of the period).

(6) Exchange Rate Averages during the period.

Source: BACEN, FGV, IBGE, CETIP

Electric Power Market

The electricity consumption registered an increase of 7.8% in 2010, slightly above GDP growth, which registered an increase of 7.5%. All classes showed growth in electricity consumption, especially the industrial class, whose rate was 10.6%. The residential and commercial classes grew 6.3% and 5.9% respectively.

After a sharp drop in industrial production in the last quarter of 2008 and the semi-stagnation in 2009, the year 2010 showed a strong recovery in industrial production and hence the industrial consumption of electricity. The Southeast region had the most expanded industrial consumption, an increase of 13.1%. It should be noted that the region had a significant drop in the same indicator in 2009 (-9.6%). The strong presence of branches of mining and quarrying industries , with high export ratios, hard hit by the crisis in 2008 and 2009, explains the recovery of energy consumption in this region.

Expectations about the trajectory of economic growth and energy consumption in the short to medium term, have as their backdrop, at external side, growth in emerging countries - particularly China, which, given its pattern of development, will continue to benefit exports from sectors in which Brazil has comparative advantages, such as cellulose, agriculture, steel and mineral-mining and quarrying industry. These industries, especially steel, because they are large consumers of electricity, make the expectations of electricity consumption to rise.

In terms of domestic economy, the maintenance (and possible expansion) of investments in infrastructure, the recovery in the housing sector, the expansion of the industry (albeit on a smaller scale than in 2010) and warming of the service sector will contribute positively to consumption energy in the coming years. Other relevant factors are the growth of average real income and wages, and the expansion of credit, which tend to maintain the residential consumption of energy on the rise.

The electricity consumption by geographic region is presented in the following table:

Network Energy Consumption (GWh):

Consumption Class					2010	2009	Variation (%)
Region	Residential	Industrial	Comercial	Others	Total	Total
Northern	5,918	13,069	3,489	3,438	25,914	24,083	7.6
Northeast	19,280	29,422	10,286	12,005	70,993	65,244	8.8
Southeast	56,781	103,731	38,118	26,478	225,108	207,737	8.4
Southern	17,079	30,884	11,723	11,117	70,803	66,729	6.1
Midwest	8,101	6,638	5,471	5,990	26,200	24,896	5.2

Source: Standing Committee for Monitoring and Analysis of Electricity Market

 – Copam/EPE.

Itaipu

Itaipu, the world's largest hydroelectric plant, owned jointly by Brazil and Paraguay and was created under a treaty between these countries, which also regulates the terms of its operation. This treaty states that the results of the operation will be registered both by the Itaipu Binational , the company responsible for the operation of Itaipu, as by Eletrobras at the time of consolidation of the results of operations of Itaipu.

In accordance with the requirements of BR GAAP, Eletrobras consolidates the results of Itaipu. According to the Itaipu treaty, Eletrobras should sell not only the 50.0% of the energy produced by Itaipu, which is owned by Brazil through Eletrobras, as well as the share of electricity from Paraguay which is not used by this country . Consequently, Eletrobras sells approximately 95.0% of the electricity generated by Itaipu. Articles 7 and 8 of Law No. 5899 of July 5, 1973, establish the framework by which distribution companies calculate the total amount of energy purchased from Itaipu.

Law 10,438, dated April 26th, 2002, assigned to Eletrobras responsibility for the acquisition of all the electricity produced by Itaipu to be consumed in Brazil, becoming the trader of electric energy.

Thus, were traded in fiscal 2010 the equivalent of 34,464 GWh, and the rate of energy supply (purchase), practiced by Itaipu, US$ 22.60/kW and the rate of transfer (sale) US$ 24,63/kW.

The proceeds from the sale of electricity from Itaipu, in accordance with Decree 4550 of December 27, 2002, subject to the amendments introduced by Decree 6265 of November, 22nd 2007, has the following destinations:

a)    if positive, shall be allocated by proportional allotment to individual consumption, the bonus credit on energy bills of the National Interconnected Electric System consumers, members of the residential and rural classes, with monthly consumption below 350 kWh.

b)   if negative, is incorporated by ANEEL in the calculation of rate of transfer of power contracted in the years following the formation of the result.

This trading operation has no impact on Eletrobras' results, and under current regulations the negative outcome represents an unconditional right to receiving, and if not, an actual obligation.

In fiscal year 2010, the activity had a surplus of R$ 192,493 and the obligation had been covered by the "Reimbursement Obligation".

Although Itaipu produce a large amount of electricity (accounting for 33.5% of the amount of electricity we sell in 2010, compared to 35.45% in 2009 and 37.08% in 2008), the Itaipu treaty requires that sales of energy produced by Itaipu should be made non-profit, no net effect on our results of operations.

To fulfill this requirement, the profits from the sale of energy from Itaipu in subsequent periods are credited in the bills of residential and rural consumers through the interconnected electrical system (thereby reducing Eletrobras' revenues from energy sales) and losses are taken into consideration by ANEEL for the calculation of electricity tariffs in subsequent periods (thus increasing our revenue from electricity sales). The profits to be credited to consumers as well as the losses recorded, are applied in the composition of "of Itaipu Financial Assets." On December 31, 2010, Eletrobras registered a Financial Asset of Itaipu of R$ 997 million in current assets and R$ 825 million in non-current assets for sales of electricity from Itaipu. On December 31, 2009, Eletrobras registered R$ 855 million in current and R$ 874 million in non-current assets related to sales of electricity from Itaipu.

Thus, although Eletrobras' net operational results are not affected by the operations of Itaipu, several items of the Eletrobras' financial statements are significantly impacted by them. Whereas Itaipu project as a cash flow, the following financial asset was established:

Parent and Consolidated
	12/31/2010	12/31/2009	01/01/2009

Receivables	1,850,802	1.564.087	1.743.267
Right to Reimbursement	290,704	278.239	516.766

Energy Suppliers - Itaipu	(588,983)	(601.427)	(722.826)
Reimbursement Obligations	(555,508)	(386.243)	(437.052)
Current Assets Total	997,015	854.656	1.100.155

Receivables	35,715	104,336	199,646
Right to Reimbursement	1,910,996	1,803,348	4,312,809

Reimbursement Obligations	(1,122,137)	(1,033,265)	(2,450,772)

Non Current Assets Total	824,574	874,419	2,061,683

Fixed Itaipu

Generation
In Service	13,650,931	14,671,331	20,383,981
In Progress	420,050	321,625	425,819
	14,070,981	14,992,956	20,809,800
Administration
In Service	718,508	751,115	1,001,389
In Progress	34,024	126,346	247,090
	752,532	877,461	1,248,479

Itaipu Consolidated Financial Assets TOTAL	16,645,101	17,599,493	25,220,118

Under the terms of Law 11,480 of May 30th, 2007, the adjustment factor of the financing agreements concluded with Itaipu Binational and contracts entered into an assignment with the National Treasury, was removed from 2007, being guaranteed to the Eletrobras maintaining full flow of his receipts.

As a result, was also edited the 6265 Decree of 22 November 2007, in order to regulate the sale of electricity from Itaipu Binational, setting the differential to be applied to the rate of transfer, creating an specific asset other than the differential determined annually, equivalent to the annual adjustment factor taken from the funding to be included in the rate of transfer annually, starting in 2008.

Thus came to be included in the rate of transfer of power from the Itaipu Binacional, starting in 2008, the difference resulting from the removal of the annual adjustment factor, whose values are set annually by ministerial decree of the Ministries of Finance and Mines and Energy. In the rate of transfer in place in 2010, is included an amount equivalent to US$ 215 million, which will be received by Eletrobras through charges to consumers, by ordinance approved MME / MF 398/2008.

The balance resulting from the sale of electricity from Itaipu Binational, represented by the Right to Reimbursement line shown on the Non-Current Assets comes to R$ 1.9 billion on 31 December 2010, equivalent to US$ 1.1 billion (31 December 2009 - R$ 1.8 billion, equivalent to US$ 1.03 billion and January 1, 2009 - R$ 4.31 billion, equivalent to US$ 1.84 billion), which R$ 1.1 billion, equivalent to US$ 673.4 million, will be transferred to Treasury until 2023 represented in reimbursement obligations. These values will be achieved through its inclusion in the rate of transfer to be carried until 2023.

Exchange Rate Variation

Fluctuations in the value of the real against the US dollar, particularly devaluations and / or depreciation of the real, had and still have an effect on the results of operations of Eletrobras. Particularly, in accordance with the Itaipu treaty, all revenues from Itaipu are determined in US dollars. Since Itaipu Binacional financial statements are prepared in US dollars and converted into Reais at the exchange rate published by the Central Bank at the end of the period, any movement in exchange rate between the real and the US dollar can have a major impact on the results of Eletrobras operations.

Eletronorte

For many years, the subsidiary Eletronorte was used as a vehicle for the development of northern Brazil, functioning somewhat as a development agency. In particular, supplied electricity in accordance with supply contracts at prices that did not cover their costs. Eletrobras initiated the renegotiation of supply contracts signed with companies primarily in the aluminum smelting industry in 2004 with the objective of revising the rates to cover Eletronorte operational costs and gradually settle their debts. Eletronorte signed a contract on May, 11th with ALBRAS - Aluminum Brasileiro SA, located in northern Brazil and aluminum producer, providing power supply for ALBRAS' industrial operations, based on international price of aluminum. This agreement entered in place on June, 1st 2004. ALBRAS may terminate the contract by notice with two years in advance if it decides stop production or to start using their own resources for power generation. ALBRAS is subject to payment of any sums relating to the early termination of contract. The full term of this contract is 20 years and includes an advance payment for energy of R$ 1.2 million

A major source of revenue comes from Eletronorte exploration of Samuel Hydroelectric Power Plant - UHE Samuel, whose initial term of grant ran out in September 2009. On July 18th, 2006, Eletronorte sent to ANEEL a request to extend the concession period of UHE Samuel and the consequent signing of a new concession contract. On March 11th, 2010 UHE Samuel granting was extended for another twenty years, subject to signature of the new concession contract.

In the year ended on December 31st, 2010, net earnings attributable to Eletronorte reached R$ 139.7 million, compared to net earnings of R$ 584.5 million in 2009 and losses of R$ 2,425 million in 2008.

The significant increase losses in Eletronorte in 2008 were strongly influenced by changes in accounting policies regarding to impairments Eletrobras. As part of this change, Eletrobras recorded as a provision for impairment of assets (impairment) an amount of R $ 770 million in accordance with Decision 527/2007 of the CVM. This amount represented was substantially by the provision made in the UHE Samuel, by virtue of having its concession period expired. As detailed above, ANEEL extended for another 20 years the granting of UHE Samuel. The renovation has created a condition for the subsidiary (Eletronorte), in 2009 to reverse the provision made in the previous year.

For further information about other possible impacts of new accounting rules applicable to Eletrobras, see section 4.1 of this Reference Guide.

Regulated Distribution Tariffs

The electricity distribution companies in general have losses that are likely to continue to occur, since the fees that may be charged by utilities are regulated and set by ANEEL.

Transmission Fixed Revenues

Differently from the revenue from generation and distribution activities, revenues from transmission are set by the Brazilian Government. This applies to all electric utilities with transmission operations in Brazil. Consequently, revenues of this transmission do not increase or decrease based on the amount of electricity transmitted. The Brazilian government sets a fixed rate of income information each year that end consumers should pay and this is handed to Eletrobras and recorded as revenue of the transmission activity. Thus, the net income of Eletrobras may be affected by the fact that costs in this sector cannot easily be passed on to our customers.

b)  variations in revenue attributable to changes in prices, exchange rates, inflation, changes in volumes and introduction of new products and services.

The appreciation of the Real against the US dollar and the fact that Eletrobras hold significant portion of its receivables (net of liabilities) - R$ 5.7 billion in 2010 (US$ 3.4 billion) - indexed to foreign currencies, primarily the US dollar, produced a negative result in Eletrobras recorded in 2010 when an foreign exchange loss of R$ 431 million, against a loss of R$ 4,019 million in 2009 due to the exchange rate in 2009. Regarding monetary variations arising from internal price levels, in the year ended December 31, 2010 Eletrobras found a gain of R$ 616 million, versus a gain of R$ 356 million in 2009.

c)    impact of inflation, changes in prices of key inputs and products, foreign exchange and interest rate in operating results and financial results of Eletrobras

Inflation

Eletrobras financial situation and results of operations are affected by inflation, since part of its revenues is indexed to inflation indexes (IGP-M) and operational costs tend to follow such indexes.

Most of the Eletrobras' costs and expenses are denominated in Reais and are tied to indexes measuring inflation, such as the IGP-M, the National Index of Consumer Prices - INPC and IPCA, or were readjusted according to the fluctuation as in exchange rates.

Eletrobras' personnel expenses  represented approximately 21% of its operating expenses in 2010 (in 2009 and 2008 this percentage was between 20% and 15% respectively). In Brazil the wages of employees often suffer an annual adjustment based on collective agreements among unions and employers , which usually uses the IPCA as a parameter for their negotiations.

On December 31, 2010, the R$ 11.73 billion total debt of Eletrobras stipulated in Reais, was indexed to the IGP-M inflation index or another (in 2009 this amount was R$ 3.62 billion and in 2008, R$ 3.27 billion). Each variation in the rate of 1.0% IGP-M or any other inflation rate would have an impact of R$ 117.3 million on our net income.

Variation in prices of key inputs and products

Eletrobras' main inputs are the Power Purchased for Resale, and Fuel for production of Electric Power.

The variation of the energy purchased for resale by Eletrobras is mainly due to exchange rate fluctuation on the energy purchased from Itaipu. The fluctuation of this item was R$ 0.73 billion in the period 2010-2009 (the period 2009-2008, the amount of energy purchased for resale was of R$ 2.71 billion).

But the fuel for energy production in 2010 amounted to R$ 744 million, compared to R$ 756 million in 2009 and R$ 1.15 billion in 2008, due mainly to the reduction of thermal generation and effects of Law 12,111 - reimbursement of costs of generating the isolated system.

Interest Rate

Eletrobras' operating results are also exposed to fluctuations in interest rates. On December 31, 2010, although it had no debts Eletrobras' directly linked to variable interest rates, except for a loan of US$ 300 million tied to LIBOR, Eletrobras had a R$ 11.73 billion debt indexed to inflation (IGP-M). Variations in interest rates may have an impact on inflation and thereby Eletrobras is indirectly subject to changes in interest rates that may increase its funding costs.

Exchange Rate

On December 31, 2010, approximately 42% of total consolidated debt of R$ 31,138 million were set in foreign currencies. This debt denominated in foreign currency, R$ 13,891 million, or approximately 97% were set in US dollars (which R$ 8,331 million, or approximately 60% were related to the debt of Itaipu). Eletrobras has a foreign currency exposure that affects its assets and liabilities due to loans that were made to Itaipu, whose financial statements are based on US dollars. In order to protect Eletrobras from the fluctuation of the exchange rate US dollar / Real, Eletrobras' Executive Board approved the implementation of a hedging policy in July 2007, aiming to reducing the exposure of Eletrobras to variations of these currencies through the use derivative contracts.

Currently, Eletrobras has no outstanding derivative contracts and does not intend to make any derivative contract in order to achieve leverage and credit protection. Our overall strategy is to focus on protection against currency fluctuations. However, Eletrobras considers expanding its hedging policy to cover other market risks such as interest and index rates and as well as embedded derivatives.

In fiscal year 2009, Eletrobras revised the Foreign Exchange Hedging Policy approved in 2007 and approved the new Policy on Financial Hedge of Eletrobras, whose scope covers all financial risks that are identified by Eletrobras, in addition to currency mismatches.

As a result, Eletrobras' exposure to the dollar foreign exchange risk was R$ 12.5 billion on December 31st, 2010. Each variation of 1.0% in the exchange rate U.S. Dollar / Real would have an impact of R$ 125.0 million on Eletrobras' net sales.

10.3.    Comments from directors about material effects that the events below have caused or are expected to cause in financial statements and the results of the Company:

a.         introduction or transfer of operating segment

There was no Eletrobras' introduction or transfer of operating segments.

b.            constitution, acquisition or disposal of equity interest

Over the past few years, Eletrobras firm invests in projects in partnerships with the private sector, where the Eletrobras figures as a minority shareholder, holding preferred shares. These projects have as their object the action in the generation and transmission of electric energy, whose values are recorded in Eletrobras' contributed assets (Investments).

Similarly, in view of the need for expansion of investments in the electricity sector, participating companies controlled by Eletrobras, also a minority, with shares in companies for the granting of electricity services, also ranked in the Asset Eletrobras (investments).

The corporate activities performed by Eletrobras and its subsidiaries in the last three years, include:

1.            Manaus Construtora Ltda.: Special Purpose Company, established on April 6th, 2009, of which Eletrobras is a partner with 195 shares, jointly with the Abengoa Holding, with 505 shares, and Eletronorte, with 300 shares. This company has as objective the construction, assembly and supply of materials, manpower and equipment for the 500 kV transmission line Oriximiná / Cariri, Itacoatiara substation 500/138 kV and 500/230 kV SE, to be integrated into the Network Basic National Interconnected System.

2.         Empresa Transmissora do Alto Uruguai (ETAU): Special purpose company constituted for the construction, operation and maintenance of 187 km of 230 kV transmission line, Campos Novos (SC) - Barra Grande (SC) - Red Lagoon (RS) - Santa Marta (RS), with granting for 30 years. Eletrosul has 27.4% of the shares of capital stock of ETAU, leaving companies Terna Participações SA with 52.6%, DME Energy Ltd. with 10% and Eletrobras State Electricity - CEEE 10%. The transmission line went into operation in 2005.

3.         JIRAU - Energia Sustentável do Brasil (ESBR): Special Purpose Company which aims at the concession operation and marketing of energy from the Jirau hydroelectric plant on the Madeira River, (RO), with a minimum installed capacity of 3,300 MW, and entry into operation in 2013. The Eletrobras owns a 40% stake in the company (Chesf - Eletrosul 20% and 20%) together with the companies Suez Energy South America Participaçoes Ltda. (50.1%) and Camargo Correa SA Infrastructure Investments (9.9%). The concession period of the project is 35 years.

4.         Norte Brasil Transmissora de Energia: Special Purpose Company, which aims at the construction, deployment and operation and maintenance of the Public Electricity Transmission Network Interconnected Electrical System, consisting of the Transmission Line collector Porto Velho - Araraquara, section 02, as direct current at about 600 KV, with concessions for 35 years. The Eletrobras owns 49% of the shares of capital stock (Eletrosul Eletronorte has 24.5% and 24.5%), and Andrade Gutierrez Participações 25.5% and Concessions Abengoa Brazil Holding S / A with 25.5%.

5.         Estação Transmissora de Energia: Special Purpose Company, which aims at the construction, deployment, operation and maintenance of the Public Electricity Transmission Network Interconnected Electrical System, consisting of a Rectifier Station AC / DC and a Inverter Station DC / AC, 600/500 kV - 2950 MW with concessions for 35 years. The Eletrobras owns 49% of the shares of capital stock (24.5% Eletrosul and Eletronorte 24.5%), and Andrade Gutierrez Participações 25.5% and Concessions Abengoa Brasil Holding S / A with 25.5%.

6.         Porto Velho Transmissora de Energia: Special Purpose Company, which aims at the implementation, operation and maintenance of transmission line Catch Porto Velho (RO), Substation Catch Porto Velho (RO) in 500/230 KV stations and two AC / DC converter / AC Back -to-Back, 400 MW, as well as other facilities, with provision for 35 years. The Eletrobras owns 49% of the shares of capital stock (24.5% Eletrosul and Eletronorte 24.5%), and Andrade Gutierrez Participações 25.5% and Concessions Abengoa Brazil Holding S / A with 25.5%.

7.         Energética Águas da Pedra: Special Purpose Company which originated in Aripuanã Consortium concerning the procurement of energy from new projects, with subsequent granting of a concession within the Regulated Contracting Environment, for deployment of the HPP Dardanelles. The Eletrobras participates with 49% (Chesf - Eletronorte and 24.50% - 24.50%) along with Neoenergia SA which owns 51%. The plant will be located in Rio Aripuana, situated in the northern state of Mato Grosso, with capacity of 261 megawatts and assured power of 154.9 MW total. The first machines are scheduled to start operations in 2011, having been sold 147 MW for the period 2011 to 2041, with a concession period of 35 years.

8.         IE Madeira: Special Purpose Company created for the purpose of construction, installation, operation and maintenance of the transmission power of the basic network of the National Interconnected System, LT Catch Porto Velho - Araraquara, section 01, DC, 600 KV, Rectifier Station number 02 AC / DC, 500 KV / 600 KV + - 3,150 MW, 02 station number Inverter DC / AC KV/5020KV 600 - 2950. The Eletrobras owns 49% of the shares of capital stock (Furnas Chesf 24.5% and 24.5%) and 31% CTEEP.

9.         Transenergia: Special purpose company created for the purpose of construction, installation, operation and maintenance of transmission line electric power in the basic National Interconnected Electric System Lot C, 008/2008-ANEEL. Auction. Furnas participation in the Company corresponds to 49% of Capital Stock.

10.       BELO MONTE – Norte Energia S.A.: On August 26th, 2010, the special purpose company, Norte Energia SA, whose company Eletrobras is a shareholder (49.98%), signed the Concession Contract for use of public power generation whose objective is to regulate the exploitation of hydropower potential located on the Xingu River, called Belo Monte Hydroelectric and Transmission Facilities of their limited interest to the power Plant for a period of 35 years.

c. unusual events or operations

Impairment of Long-Term Assets

The administration of Eletrobras and its subsidiaries, rated on December 31st, 2009, the recoverability of long-term assets, primarily fixed assets held and used in their operations in order to identify any deterioration of these assets or groups of assets, which lead to its full non recovery, in line with the Statement CPC 01 - impairment of assets.

The administration of Eletrobras, supported by opinion of independent legal counsel, considered the reversal of the residual net assets at the end of the concession of power, based on book value. It also considered the depreciation taking into consideration the lifetime of the good rather than the concession period.

In assessing the fair value, are used the estimated future cash flows discounted to present value at discount rate before tax that reflects market conditions, the current value of money and specific risks based upon the business areas of generation, transmission and distribution of electricity.

Impairment Reversion

In fiscal year 2010 Eletrobras recorded the amount of R$ 117,281 thousand as a provision for impairment of assets. This amount is substantially related to the following factors:

▪   Eletrosul:  The future cash flows will be insufficient to cover the costs generated by the delay in startup of the Passo São João Plant, held in the year 2010. For that matter, on December 31st, 2010 was recorded impairment in the amount of R$ 135,138,000

▪   Amazonas Energia distribution activity): In 2010, ANEEL established a new methodology of tariff adjustment that includes, among other factors, the reduction in earnings on assets (regulatory WACC). These factors led to the need of making reserve in the amount of R$ 243.91 million to cover losses of the distribution assets.

▪   Furnas: The company recorded a loss of R$ 596,662 thousand, registered on January 1, 2009 and an adjustment of R$ 343,895,000 on December 31st, 2010, due to the reduction in the discount rate. This adjustment resulted in a reversal of allowance in the amount of R$ 252,767,000 on December 31st, 2010 and both the setting and the allowance reversed recorded under current assets.

The company recorded a loss of R$ 596,662 thousand, registered on January 1st of year 2010 the net effect of provisions for losses was the amount of R$ 117,281,000.

10.4.    Directors' comments on: a) significant changes in accounting practices, b) significant effects of changes in accounting practices; c) exceptions and emphases present in the auditor's opinion:

a. significant changes in accounting practices

As determined by CVM Deliberation 565, of December 17th, 2008, adopting FRS 13 from the year ended on December 31st, 2008 the Company adopted the Law 11638/2007 and Interim Order 449/2009, converted into Law 11.941 of May 27th, 2009. Eletrobras adopted as the transition date January 1st, 2009.

The committee Accounting Pronouncements - CPC issued, and CVM approved over the year 2009 several accounting pronouncements aligned with International Accounting Standards issued by the IASB - International Accounting Standards Board. The rules and interpretations listed below rules' became mandatory for fiscal years beginning on or after January 1, 2010. Besides these, were also published other standards and interpretations that alter the accounting practices adopted in Brazil, in the process of convergence to international standards. The rules below are only those which may impact on the financial statements of Eletrobras. Under these new standards, Eletrobras' figures for 2009 were restated for comparison purposes, on presentation of financial statements for the year ended on December 31st, 2010. Eletrobras has not adopted these standards in advance in the year ended on December 31st, 2009.

a)         Pronouncements

     CPC 15 – Business Combinations

     CPC 16 - Stocks

     CPC 17 – Construction Contracts

     CPC 18 – Investments in Affiliates

     CPC 19 – Joint Venture Participation

     CPC 20 – Loans costs

     CPC 21 – Interim Financial Reporting

     CPC 22 – Information by segment

CPC 23 – Accounting policies, shift in Accounting Estimates and rectification of errors

     CPC 24 – Subsequent Events

     CPC 25 – Provisions, Contingent Liabilities and Assets

     CPC 26 – Presentation of Accounting Statements

     CPC 27 – Fixed Assets

     CPC 30 – Revenues

     CPC 31 – Non-current assets held for sale and discontinued operations

     CPC 32 – Income Taxes

     CPC 33 – Employees Benefits

     CPC 35 – Separate Statements

     CPC 36 – Consolidated Statements

     CPC 37 - Initial adoption of international accounting standards

     CPC 38 - Financial Instruments: Recognition and Measurement

     CPC 39 - Financial instruments: presentation

     CPC 40 - Financial instruments: disclosure

(b)        Performances

     ICPC 01 – Concession Contracts

     ICPC 03 - Complementary aspects of leasing operations

     ICPC 07 - Distribution of dividends in kind

     ICPC 08 - Accounting of proposal for payment of dividends

     ICPC 09 - Individual financial statements, separate statements and application of equity method

     ICPC 10 - Clarifications about CPC 27 and CPC 28

     ICPC 11 - Receiving in client assets’ transfer

     ICPC 12 - Changes in liabilities for decommissioning, restoration and other similar liabilities

Additionally, the following amendments and interpretations have been published and are mandatory for accounting periods beginning after January 1st, 2011, and there was no early adoption of these standards by Eletrobras' except for IAS 24.

IAS 12 Income Tax

Standard corrected in December 2010, explains about the difficulty of measuring whether the recoverability of an asset will be through the sale or use when the asset is classified as investment property. The presumption made in this fix is that the value of this asset will be recovered through the sale usually. Eletrobras' Administration is evaluating the impact on the financial statements.

IAS 24 Revised (revised), Related Party Disclosures

Issued in November 2009 and replaces IAS 24, Related Party Disclosures, issued in 2003. IAS 24 (revised) is mandatory for periods beginning on or after January 1st, 2011. As the previous application, in whole or in part is permitted, there was early adoption of this standard. The effects of such are disclosure and will not bring any significant impact on financial statements of Eletrobras.

IFRS 9 Financial Instruments

Issued in November 2009, this standard introduces new requirements for classifying and measuring financial assets. The standard will apply from January, 1st 2013, and its early adoption is permitted. Eletrobras is evaluating the possible effects that may arise with the adoption of this statement. It is expected that there is significant impact on the financial statements of Eletrobras.

IFRIC 19 Extinguishment of Liabilities with Equity Instruments

Pronouncement is effective as of July 1st, 2010. IASB clarifies the requirements when an entity renegotiates the terms of a financial liability with your lender, and agrees to accept the entity's shares or other equity instruments to settle the financial liability in whole or in part. Eletrobras interpretation applies from January 1st, 2011. Eletrobras is evaluating the possible effects that may arise with the adoption of this statement and is not expected that there is significant impact on the consolidated financial statements of the parent or of the Eletrobras.

Amendment to IAS 14 and IFRIC 19 - Defined Benefit Asset Limit, Minimum Requirements for Provision of resources (funding) and their interaction

Remove the unintended consequences that arise from the treatment of advance payments, in which there is a minimum requirement of providing resources. The results in advance payments of contributions in certain circumstances are recognized as assets rather than expense. The amendments came into force on January 1st, 2011. The Company is evaluating the possible effects that may arise with the adoption of this statement and is not expected that there is significant impact on the consolidated financial statements of the parent or Eletrobras'.

Amendment to IFRS 7 Financial Instruments

Emphasizes the interaction between quantitative and qualitative disclosures about the nature and extent of risks associated with financial instruments. The standard is applicable from January 1st, 2011 retroactively. Eletrobras is evaluating the possible effects that may arise with the adoption of this statement and is not expected that there d significant impact on consolidated financial statements of the parent or Eletrobras'.

Amendment to IAS 1 Presentation of Financial Statements

Clarifies that an entity shall submit an analysis of other comprehensive income for each component of shareholders 'equity in the statement of changes in shareholders' equity or in the notes to financial statements. The standard is applicable from January 1st, 2011, retroactively. Eletrobras is evaluating the possible effects that may arise with the adoption of this statement and is not expected that there is significant impact on the consolidated financial statements of the parent or Eletrobras'.

Amendment to IAS 34 Interim Financial Reporting

Provides guidance to illustrate how to apply the disclosure principles in IAS 34, and adds disclosure requirements about: a) circumstances likely to affect the fair values of financial instruments and their classification; b) transfers of financial instruments among different levels of fair value hierarchy, c) changes in classification of financial assets, and d) changes in contingent assets and liabilities. The standard is applicable from January 1st, 2011. The Company is evaluating the possible effects that may arise with the adoption of this statement, but is not expected that there is significant impact on the consolidated financial statements of the parent or Eletrobras'.

Amendment to IFRIC 13 Customer Loyalty Programs

The meaning of "fair value" is explained in the context of measurement of granting of credits to programs for customer loyalty. The standard is applicable from  January 1st, 2011. The Company is evaluating the possible effects that may arise with the adoption of this statement and is not expected that there is significant impact on the consolidated financial statements of the parent or Eletrobras'.

Amendment to IAS 32 Financial Instruments: Presentation - Classification of Shares Rights

Amendment issued in October 2009. The amendment applies to annual periods beginning on / or after February 1st, 2010. Early application is permitted. The amendment addresses the accounting for shares rights denominated in a currency other than the issuer's functional. As long as certain conditions are met, such rights of shares are now classified as equity, regardless the currency in which the strike price is denominated. Earlier, stocks had to be accounted as for derivative liabilities. The amendment applies retroactively, in accordance with IAS 8 "Accounting Policies, Changes in Accounting Estimates and Errors." Eletrobras is evaluating the possible effects that may arise with the adoption of this statement and is not expected that there is significant impact on the financial statements of the parent or Eletrobras'.

There are other standards and interpretations issued but not yet adopted that may, in the opinion of the Eletrobras' Directors, have a significant impact on the outcome or in equity issued by Eletrobras in its financial statements.

The consolidated financial statements Eletrobras for the year ended on December 31, 2010 are the first consolidated annual financial statements in accordance with IFRSs Eletrobras applied IFRS 1 in preparing its consolidated financial statements.

The Eletrobras' transition date is January 1st, 2009. Eletrobras prepared its opening balance sheet under IFRS at that date.

Eletrobras adopted changes in the accounting practices adopted in Brazil introduced by technical pronouncements CPC 15 to 43.

b) significant effects of changes in accounting practices

The chart below illustrates the pronouncements (CPCs), which apply to the business Eletrobras, as the market segment:

The main impacts of the new pronouncements issued by the CPC on the Eletrobras' consolidated financial statements follow below:

Impacts on Net Equity (R$ thousands):

Item	Amount	Main Facts
Other comprehensive income	134,314
Actuarial Gains / Losses	-799,495	Settlement gains and unrealized losses in Foundations
Cumulative Exchange Adjustment	-1,038	Variation of the Foreign Exchange Rate – Investment Abroad – Itaipu/CHC/Inambari
Financial Instruments Gains and Losses	941,575	Marking to market of investments at cost
Cash Flow Hedge	-6,727	Operational Results SPE’s – Aluminium Hedge

Equity Adjustment	-3,312,077
Embedded Derivatives	-17,893	Aluminum fluctuation - Award fee Eletronorte
Fixed Income - CtePC 27	-2,613,297	Decrease due to stoppage of Angra III (US$ 1.7 billion) – Impairment Batalha/Simplício
Adjustments related to subsidiaries	-680,886	CTEEP R$ 500 million, Celpa, Cemat (R$ 140 million)
Total Adjustments CPCs	-3,177,762

Main Impact on Income

ICPC 01 – Concession Contracts (R$ 800 million)

The recognition of such assets as granting a right to receive from the client (intangible) or to be refunded at the end of the concession (financial asset) was made based on the total fixed assets of the concession, net of special obligations.

Whereas Eletrobras operates in three segments of the electricity sector, its asset structure will change substantially, mainly due to the application of the ICPC 01 in transmission and distribution subsidiaries.

The expected impacts on these segments are:

When preparing the financial statements in accordance with IFRS 1 Eletrobras applied the relevant mandatory exceptions and certain optional exemptions in relation to the retrospective full application of IFRS.

Exemptions from full retrospective application adopted by Eletrobras

Eletrobras has chosen to apply the following exemptions in relation to the retrospective application:

a) Exemption of the benefit to employees

Eletrobras elected to recognize all actuarial gains and losses cumulatively passed on  January 1st, 2009. The application of this exemption is detailed in Note 31.

b) Exemption for presentation of cumulative currency conversion adjustments

Eletrobras opted to reset the cumulative effect on the date of transition to IFRS from the conversion of financial statements and the transition to IFRS, Eletrobras recognized the conversion adjustments directly in a specific account in stockholders' equity.

c) Exemption for capitalization of loans costs

Eletrobras has chosen to apply the exemption envisaged in IFRS 1 in relation to loan costs and not reprocessed capitalizations interest prior to the date of transition.

d) Exemption for initial treatment of IFRIC 12

Eletrobras has chosen to apply the exemption envisaged in IFRS 1 in respect of infrastructure assets classified as granting on the date of transition and has made corresponding reclassifications based on net book value on  January 1st, 2009, as the concession agreements of Eletrobras are substantially older, it is not practicable to make the adjustment retrospectively.

e) Use of the cost attributed

Eletrobras did not record the gain on assets at fair value. Due to the approaching end of relevant concessions from the Company's operations (year 2015) and considering the uncertainty regarding the value of indemnity, historical cost was maintained as the basis of value of fixed assets. Eletrobras is understands that the fair value of its assets exceeds their book value, however conservatively and taking into consideration the opinion of independent legal advisor and also the evaluation of the viability of its assets, Eletrobras concluded that historical cost at this time represents the best accounting basis for measuring fixed asset. The consideration of compensation for the book value was maintained uniformly for various assumptions adopted in the relevant asset impairment and inclusion in the formation of the residual value of assets.
Other exemptions under IFRS 1 are not applicable to Eletrobras and its subsidiaries.

Exceptions to the retrospective application followed by Eletrobras:

Eletrobras applied mandatory exception on the estimated retrospective application, since the estimates under IFRS on January 1st, 2009 and December 31st, 2009, are consistent with estimates made on the same dates in accordance with accounting practices in Brazil.

The other mandatory exceptions under IFRS 1 are not applied because there were no significant differences regarding the accounting practices adopted in Brazil in these areas or were not applicable to Eletrobras:

  Hedge Accounting;
  Financial Assets and Liabilities Reversion; and
  Participation of non-controlling shareholders.

Reconciliation between BR GAAP e IFRS:

Explanations of the material adjustments in the balance sheet and income statement, and then the reconciliation presenting the quantification of the effects of the transition.

a)    Consolidation of the SPE’s

The special purpose company SPE, that were previously not consolidated, will be consolidated to meet the IFRS. Eletrobras has to make the proportional consolidation of investments that qualify as being of shared control, as from January 1, 2009.

b)      Adjustments in Pension Obligations

Eletrobras has chosen to apply the exemption for employee benefits of IFRS 1. Additionally, Eletrobras adopted the threshold criteria for recognition of actuarial assets as set out in IFRIC 14, and also minimum coverage requirements contained in this standard. These adjustments were made substantially in the opening balance.

c)       Use of Public Property - UBP

Eletrobras recorded the present value of payment obligations by the use of public property or onerous concession as a liability in return for an intangible asset on the date of transition to IFRS.

d)    Interest on own capital - JCP and dividends

In accordance with accounting practices adopted in Brazil, interest on capital and dividends are recognized at year-end, even if the dividends have not been officially declared, what will take place in the next year.

e)    Fixed Assets

As provided in the chart of accounts specific to the electricity sector approved by ANEEL, in previous years there were several capitalizations of expenses that do not qualify as expenditures capitalized in accordance with IAS 36. Among these costs are included: certain general and administrative expenses, capitalized interest on capital works in progress, exchange rate, expenditures and other environmental laggards. In contrast, the Brazilian corporate law established the restatement of non-monetary assets by the year 1995, and according to the definition of a hyperinflationary economy under the application of IAS 29 restatement of such assets should be carried out until 1997. Eletrobras survey of such expenditures made for the goods of generating electrical energy that remained classified as fixed assets. Also takes into account the fact that the Company considers the basis of formation of the residual value of fixed assets to be subject to refund its book value.

f)       Classification of Cash and Cash Equivalents

Eletrobras has investments in private investment funds whose portfolio consists, substantially, for long-term government bonds as part of the investment profile of the acquisition of such securities as the primary basis. Most of these bonds have a term longer than 90 days. Investments of this kind came to be classified as investments IAS 7.

g)    Regulatory Assets and Liabilities

The distribution companies of electricity recorded, according to the previously adopted accounting practices, regulatory assets and liabilities to be subject to tariff recomposition in subsequent periods. These assets and liabilities are not provided for in the current accounting framework of the IFRS and reversed in all periods presented.

h)    Investments

Certain minority equity investments that were valued at cost by the accounting practices previously adopted will now be valued at market in accordance with IAS 39 and were classified as available for sale.

i)      Advances for future capital increase - AFAC

The advances that were classified in shareholders' equity were reclassified to noncurrent liabilities as it does not meet the conditions for classification as equity instruments as specified in IAS 32.

j)     Proposed Dividend

Only the mandatory dividends should be recorded as liabilities in the financial statements before their approval. The Administration's proposal to distribute dividends in excess to the minimum required, must be recorded within the equity, in a specific account within the reserve of profits, called proposed dividend reserve, to be recorded as a liability after approval by the Annual General Meeting. This has made the reclassification of dividends recorded as liabilities on 1 January 2009 and December 31st, 2009, regarding the Administration's proposed distribution of additional dividends for the year to that account in shareholders' equity.

k) Net Revenue

According to the previously adopted accounting practices the presentation of revenue in the income statement Eletrobras segregated gross operating revenues, deductions on gross operating revenues and net operating revenue. The CPC 30 Revenue states that, for purposes of disclosure in the income statement, income should include only the gross inflows of economic benefits received and receivable by the entity when originating from their own activities. Amounts collected on behalf of third parties, such as sales taxes and resources for research and development as determined by ANEEL, are not economic benefits which flow to the entity and do not result in increases in equity, so should not be presented as revenue.

l) Accrued Profits

Except for the reclassification items, all of the above adjustments were recorded versus accumulated profits starting on 1 January 2009.

c) caveats and emphases present in the auditor's opinion

Fiscal Year 2008

Regarding the fiscal year ended on December 31st, 2008, the following paragraphs of emphasis were included in the opinion of the Company's independent auditors:

"Until the present date, we have not been presented the report from the independent auditors' on the financial statements for the year ended on December 31st, 2008, from certain subsidiary companies (note 16), whose investments were valued at equity method. So it was not possible, through additional audit procedures, evaluating the suitability of these investments, and equity revenue produced by them, amounting to R$ 1,526,447 thousand and R$ 34,969 thousand, respectively.

In our opinion, based on our audits and the reports issued by other auditors, except for the possible effects of omitted audit procedures referred to in paragraph 3, the financial statements mentioned in paragraph 1 present fairly, in all relevant aspects, the financial position of the Brazilian Electric Power Company - ELETROBRÁS on December 31st, 2008, the results of its operations, changes in shareholders' equity, cash flows and value added operations for the year ended on that date, accordance with accounting practices adopted in Brazil.

As mentioned in Note No. 30, the Company has recorded noncurrent liabilities in the amount of R$ 1,328,244,000 corresponding to the provision for contingencies related to the complaint, by certain legal entities, of the right to receive the full monetary correction on the compulsory loan values collected in favor of ELETROBRÁS. Based on the opinion of its legal counsel that reveal uncertainty about the probability of loss of the corresponding legal proceedings (in 2003 the probability of loss was classified as a possibility of failure in the defense of lawsuits in progress) and the principle of prudence, in light of the verification of unfavorable court decisions on a first instance trial and the absence in the higher courts, the Company's management has maintained the provision for contingencies recorded, mainly formed in previous years in the face of losses from unfavorable court decisions. Given the controversial subject, it is not possible under present circumstances to conclude on the outcome of the dispute, and any impacts on the financial statements.

The financial statements of Furnas - Centrais Elétricas SA for the year ended on December 31st, 2008, were audited by other auditors who issued an unqualified opinion, dated March 6th, 2009, containing an emphasis to the credit of ICMS, along the state of Mato Grosso, in the amount of R$ 49.374 million, recorded in current assets by FURNAS. On June 13th, 2007 was drawn up the Statement of Completion of Fiscal Action, which states that the State will reimburse FURNAS, and the liquidation of the credit depends on actions of the Department of Finance of the State of Mato Grosso, the time of its completion.

The financial statements of Norte Centrais Elétricas do Brasil SA - ELETRONORTE for the year ended on December 31, 2008, were examined by us, and issued an unqualified opinion, dated March 20, 2009, containing an emphasis to the fact the financial statements of the subsidiary Boa Vista Energia SA have been prepared assuming the continuity of its normal business, however, it has maintained accumulated losses over the past year and insufficient working capital, supported by its controlling shareholder, through inflows of resources to increase capital and loans. Thus, the subsidiary is dependent on input of resources by the controlling shareholder, for development and continuity of its operations.

The financial statements of Manaus Energia SA for the year ended December 31st, 2008, were audited by other auditors who issued an unqualified opinion, dated March 20th, 2009, containing the following emphases: a) in compliance with the Letter nr 2.775/2008 - SFF / ANEEL of December 24th, 2008, the Company recorded non-current assets, tax credits extemporaneous of PIS / PASEP and COFINS counting for the periods 2004-2008, and the use these credits will depend on the generation of future debt, and to avoid the risk of prescription, the Directors of the Company, through its legal counsel has filed appeals to the Federal Government. Likewise, the Company recorded non-current liabilities debts with ICMS, PIS / PASEP and COFINS to be returned to the Fuel Consumption Account - CCC, invoices relating to purchases of fuels that were paid by the fund-CCC ISOL. The Company, following the guidance of legal counsel, demanded in court the suspension the effects of this Circular Letter, as disclosed in Note No. 12, and b) the Company has accumulated losses over the last years and insufficient working capital, being supported by its controlling shareholder, by inflow of funds for the capital increase. Thus, the Company is dependent on operational and management arrangements, including contributions of resources by the controlling shareholder, for development and continuity of operations.

The financial statements of the Electricity Company of Acre - ELETROACRE for the year ended on December 31st, 2008, were audited by other auditors who issued an unqualified opinion, dated February 6th, 2009, containing an emphasis regarding the fact that the financial statements have been prepared assuming the continuity of the normal course of the business of the Company. However, despite the profits earned in the last two years, it has kept accumulating losses over the years, being supported by the controlling shareholder, by inflow of funds for the capital increase. Therefore, the Company depends on inputs of resources by the controlling shareholder, for development and continuity of its operations.

The financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica Paulista, for the year ended on December 31st, 2008, were audited by other auditors who issued an unqualified opinion, dated March 13th, 2009, containing an emphasis concerning the fact that the Foundation has assumed processing CESP , from September 2005, the payroll of beneficiaries of supplementary retirement plan governed by Law No. 4819/58, according to the decision of the 49th Labour Court of São Paulo. In January 2006 the Attorney General's office came to understand that the responsibility of the State Government is restricted to certain constitutional limits to state payment of retirement benefits. Since then, the State Government began to suspend some of the funds transferred to the Company. The difference between the amount paid by the Company and the disallowance carried out by the state is recorded in noncurrent assets. The Company's management, supported by its legal counsel, believes that the responsibility for payment of benefits related to this plan is the responsibility of the State Government, as a consequence, does not record in the financial statements of the Company any obligation or provision for losses in relation to this plan.”

Regarding paragraphs with emphasis on the Company and its subsidiaries : Furnas, Manaus Energia, Energia and Eletroacre Boa Vista, and still and the affiliate CTEEP, the Administration reiterates the comments made in relation to the same emphasis in the opinion of the independent auditors for the fiscal year ended in 2007. Additionally, with regard to the paragraph of emphasis on the recognition of credit on the ICMS on the CCC registered by Manaus Energia, the subsidiary presented arguments that support the recognition of such credit.

Fiscal Year 2009

Regarding the fiscal year ended on December 31st, 2009, here are the caveats and emphasis reflected in the opinion of the Company's independent auditors:

“Based on the determinations of Law No. 12.111/2009, certain subsidiaries of the distribution in the northern region recognized on December 31st, 2009, the amount of R$ 435.385 million substantially related to the reimbursement of expenses with the purchase of inputs due to production of energy incurred by companies that are in Isolated System for the period August to December 2009, as mentioned in Note 13. Additionally, distributors controlled by Eletrobrás located in the northern region have imposed recovering the amount of R$ 1,388,160 thousand, which, under the above Act, no longer suffer any increments will be performed in distribution activities in an estimated period of about four years. This law is still pending of regulation, and the possible effects arising from the determination of the characteristics of regulation by the National Electric Energy Agency - ANEEL, if any, will be recognized upon completion of this process, as mentioned in Note 12.

As a result of the 2009 tariff readjustment of the subsidiary Amazonas Distribuição de Energia SA, under concession contract, ANEEL approved on an interim basis, the regulatory basis of remuneration. The possible effects of the regulatory basis of final compensation, if any, will be reflected in the financial position of the subsidiary Amazonas Distribuição de Energia SA in subsequent years.

As described in the explanatory note 15, the Company maintains an allowance for losses on advances for future capital increase in certain subsidiaries of the energy distribution segment in the amount of R$ 1,858,603 thousand, still being presented an allowance for unfunded liabilities in the amount from R$ 53.66 million. Companies are investigating repetitive losses in its operations, and financial data of these subsidiaries have been prepared in accordance with accounting practices adopted in Brazil applicable to companies under normal operations. The administration's plans regarding to the financial solution of these companies include the process of capitalization of debts, and advances for future capital increase has to be effected, as mentioned in note 42. The financial statements do not include any adjustments due to these uncertainties.

The financial statements of associated companies CEEE - D - Estadual Companhia de e Distribuição de Energia Elétrica and CEEE - GT - Companhia Estadual de Geração e Distribuição de Energia Elétrica for the year ended on December 31st, 2009, were audited by other auditors who issued an unqualified opinion, dated March 5th, 2010, containing an emphasis paragraph relating to the recognition of credit adjustment in the income to be offset - CRC, complementation and supplementation on the retirement of its former employees as municipal court favorable decision. Only after the approval of the court's expert calculations will be possible to determine the reflections in the financial statements, if any, as well as the realization of these credits, considering ways to discipline these credits by Law No. 8.631/1993.

The financial statements of the subsidiary CTEEP-Companhia de Transmissão de Energia Elétrica Paulista, for the year ended on December 31st, 2009, were audited by other auditors who issued an unqualified opinion, dated February 5th, 2010, containing paragraph of emphasis related to reimbursement for expenses related to the supplementary retirement plan by Law No. 4.819/1958. The administration of the related company, supported by its legal counsel, believes that the responsibility for payment of benefits related to this plan is the responsibility of the State Government and consequently, does not register in the financial statements of the company any obligation or provision for losses about this plan.

The financial statements of the subsidiary EMAE - Empresa Metropolitana de Aguas e Energia for the financial year ended on  December 31st, 2009, were audited by other auditors who issued an unqualified opinion, dated March 19th, 2010, containing an emphasis paragraph related to the continuity of normal business. The company, eliminating the extraordinary gains earned in the year 2008 (sales of energy under the Câmara de Comercialização de Energia Elétrica - CCEE and operating leases), has suffered continuing operating losses, factors that generate doubts about its ability to continue on operation. The company's management has assessed the economic and financial impacts on their business, resulting from changes made by the sector model implemented since 2004, and recent experiences with the energy auctions. As a result of this assessment, management believes that further measures are needed, currently under discussion with the Grantor (Agência Nacional de Energia Elétrica - ANEEL and the Ministério de Minas e Energia) and the controlling shareholder (the State of São Paulo), in addition to measures already taken, in order to reduce costs and increase revenue of the Company, to allow the profitability of its operations and realization of its investments in generating plants, the balance of which amounts to R$ 599,450 thousand at December 31st, 2009, composed mainly by the Henry Borden Hydroelectric Plant. The financial statements were prepared in accordance with accounting practices for companies under normal operations and does not include any adjustments relating to the making and classification of asset values or for values and classification of liabilities that might be required in the event of any stoppage of operations.

The examination of financial statements for the year ended December 31st, 2008, presented for comparison purposes, was conducted under the auspices of other independent auditors who issued an opinion dated March 5th, 2008, subject to due to lack of presentation of opinions from independent auditors on the financial statements of certain subsidiary companies, whose investments were valued by the equity method, and it was not possible through further audit procedures to assess the suitability of these investments, and the result of equivalence sheet, the amounts of R$ 1,526,447,000 and R$ 34,969,000, respectively, in the year ended on December 31st, 2008. Additionally, the following paragraphs were included in emphasis:

Controversy related to lawsuits to the restatement of compulsory loans.

Uncertainty of the realization of ICMS credits, with the State of Mato Grosso, recorded in the subsidiary Furnas - Centrais Elétricas SA

Uncertainty regarding the use of tax credits of PIS / PASEP and COFINS calculation for the periods from 2004 to 2008 recorded in noncurrent assets of Manaus Energia SA in compliance with Circular Letter No. 2.775/2008 - SFF / ANEEL.

Questions regarding the continuity of Manaus Energia SA, Boa Vista Energia SA and Companhia de Eletricidade do Acre - Eletroacre due to the accumulated losses over the past years and insufficient working capital, supported by its controlling shareholder.

Emphasis to the opinion of the independent auditors on the financial statements of CTEEP - Companhia de Transmissão de Energia Elétrica, for the years ended on December 31, 2008 and 2007 in the matter of payment of supplementary retirement plan governed by Law No. 4.819/1958.”

Regarding the paragraphs in emphasis concerning reimbursement of CCC in our power distribution companies located in the northern region of Brazil, according to the stipulations of Law No. 12.111/2009, the Management believes that it its best estimate was used for the recognition of such credit.

Regarding to the risk of continued operation of our power distribution companies, the management ensures the continuity of these companies in terms of financial input and through a restructuring of these companies.

Fiscal Year 2010:

Regarding to the fiscal year ended on December 31st, 2010, emphasis in the opinion of the Eletrobras' independent auditors are presented below:

"Application of equity method"

As described in Note 3, the financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of the Centrais Elétricas Brasileiras SA-Eletrobras, these practices differ from the IFRS applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, associates and jointly controlled by the equity method, since for IFRS would be cost or fair value.

Continuity of the distribution subsidiaries

“We call the attention to Note 16 to the financial statements, which describes the subsidiary companies of distribution segment has found repetitive losses in its operations and had presented excess of liabilities over current assets at year-end amounted to R $ 554,323 thousand. This raises doubt about the continuity of these companies. The financial statements do not include any adjustments due to these uncertainties. Our opinion is not due except for this issue.”

Regarding the above paragraphs of emphasis, the Executive Board believes that the financial statements were prepared in accordance with accounting practices adopted in Brazil. In the case of the Centrais Elétricas Brasileiras SA-Eletrobras, these practices differ from the IFRS applicable to separate financial statements, only in relation to the valuation of investments in subsidiaries, associates and jointly controlled by the equity method, since for purposes IFRS would be cost or fair value.

In relation to subsidiary companies of the distribution segment, in general, in the year 2010, the distribution companies of the Sistema Eletrobras had reduced levels of losses percentage on the energy injected. The highlights were the companies Distribuição Rondonia and Distribuição Piaui, which achieved reductions of more than two percentage points.

In 2011, with the World Bank funded resources, the project to control losses in distribution companies will be extended to other distribution companies. Involving actions of a technological nature and grounded in telemetering consumer units with large representation on the company's revenues, it is expected that this project is conducive to the reduction of losses and contributes to the shielding of approximately 64% of the income distribution companies.

10.5.    Critical accounting policies adopted by the Company (including accounting estimates made by management on issues uncertain and relevant to the description of the financial position and results, which require subjective or complex judgments, such as provisions, contingencies, revenue recognition, tax credits, long-term assets, shelf life of non-current assets, pension plans, changes in foreign currency conversion costs, environmental remediation, testing criteria for recovery of assets and financial instruments):

Eletrobras prepares its financial statements based on estimates and assumptions derived from its experience and various other factors it believes to be reasonable and relevant. The critical accounting policies that Eletrobras adopts are those that believes to be relevant to determining its financial condition and results of operations, but the definition of such practices is complex and subjective, leading its management to make estimates about upcoming or uncertain events .The practical application of its critical accounting and estimates generally requires that its administration is based on judgments about the effects of certain transactions affecting assets, liabilities, revenues and expenses.

The completion of transactions involving such estimates and judgments may affect the net worth and financial condition of Eletrobras, as well as its operating income, since the actual results may differ significantly from their estimates. Eletrobras revises its related estimates and assumptions at least quarterly. The discussion below expresses what the administration perceives as Eletrobras' critical accounting policies.

Accounting estimates are those resulting from the application of complex and subjective judgments, by the administration of Eletrobras and its subsidiaries, often as a result of the need to recognize significant impacts to adequately demonstrate the financial position and results of the entities. The accounting estimates become critical as it increases the number of variables and assumptions affecting the future condition of these uncertainties, making the judgments even more subjective and complex.

In preparing the financial statements of Eletrobras and its subsidiaries, the administration adopted estimates and assumptions based on historical experience and other factors they perceive as reasonable and relevant to their fair presentation. Although these estimates and assumptions are continually monitored and reviewed by Eletrobras and its subsidiaries' Administration , the materialization of the book value of assets and liabilities and results of operations are inherently uncertain, by usage during the judging.

Regarding to the accounting estimates evaluated as the most critical, the management of Eletrobras and its subsidiaries' form their judgments about future events, variables and assumptions, as follows:

I) Deferred tax assets - the method for calculating and record the IRPJ and CSLL liabilities is applied to determine the IRPJ and CSLL taxes generated by temporary differences between the book value of assets and liabilities and their respective tax bases and to offset tax losses and negative CSLL accumulated. Deferred tax assets and liabilities are calculated and recognized by using the tax rates applicable to taxable income in years in which those temporary differences are expected to be performed. The future taxable income may be higher or lower than estimates made by management when defining the need to register or not the amount of deferred tax assets.

II) Allowance for reduction of the recoverable value of long term assets - The Administration of Eletrobras and its subsidiaries have variables and assumptions under test for determining recovery of long-lived assets to determine the recoverable value of assets and recognition of impairment when necessary. In this practice are applied judgments based on historical experience in the management of the asset , pool of assets or cash-generating unit that can possibly not occur in the future, including on the estimated economic useful lives, which represents certain practices applied by ANEEL on assets linked to the concession of public power, which can vary due to the periodic review of the period of useful life of assets in place. Also impacting the determination of the variables and assumptions used by management in determining the future discounted cash flows, for recognition of the recoverable value of long-lived assets, several events inherently uncertain. Among these events include the maintenance levels of energy consumption, rate of growth of economic activity in the country, availability of water resources, beyond those inherent to the end of the concession terms of public power held by companies controlled by Eletrobras, especially regarding the value of its reversion to the end of the concession period. At this point, was adopted by the premise of Directors compensation provided contractually, where applicable, the net book value existing at the end of the term of the concessions for generation, transmission and distribution of electricity.

III) Provision for asset retirement - Eletrobras recognizes provisions for liabilities with the deactivation of assets related to its thermonuclear plants. To determine the allowance, assumptions and estimates are made regarding the discount rates, the expected cost for the decommissioning and removal of the entire plant site and timing of these expected costs.

IV) Basis of determination of compensation by the granting of concessions of public service - Eletrobras adopts the premise that the goods are reversible at the end of the concession contracts, with the right to receive full compensation from the grantor on investments not yet amortized. There is a discussion about legal and regulatory interpretation on the basis of valuation indemnification, with different interpretations. Based on the contractual arrangements and interpretations of legal and regulatory aspects, the Company based on the advice of independent legal advisor adopted the premise that it will be compensated by the net book value at the end of the concession. This impacted the determination based of formation of the generation assets that have provided indemnification clause in the contracts and operations of transmission and distribution of electricity that have been classified within the scope of the ICPC-01 (IFRIC-12).

V) Actuarial Liabilities

Actuarial liabilities are determined by actuarial calculations prepared by independent actuaries and the actual future results of the estimates used in the financial statements may differ, under variables, assumptions and conditions different from those existing at the time of judgment made.

VI) Useful life of fixed assets

The subsidiaries of Eletrobras use the criteria defined by ANEEL Resolution n.367 of June 2nd, 2009, in determining the estimated useful lives of fixed assets.

10.6.  Directors' comments about internal controls to ensure the preparation of reliable financial statements:

The reorganization of Business Management is one of the four major guidelines defined by the MME to enable the strengthening of the Eletrobras System. In this sense, it includes 16 large integrated actions that will lead Eletrobras and its subsidiaries to a new level of management.

Within these initiatives, the development and implementation of a Business Plan Readjustment is dealing with the redefinition of organizational processes including its performance indicators and controls, as well as the realignment of the information systems used as a way to meet new management requirements that are being sought.

During 2009, initiatives were underway for readjustment of processes related to Integrated Enterprise Risk Management, Internal Controls, Management of Logistics Supply , New Business, Investment Management, with coverage extended to all companies of the Sistema Eletrobras.

In addition to such initiatives, insofar as the new processes are redesigned and the development of the Integrated Strategic Planning, management indicators are being constructed to form a set of management information to support managers in monitoring the strategic goals and objectives. In addition, the organizational structure has been adjusted according to the studies.

In particular, it should be noted the adequacy of internal controls for all companies of the Sistema Eletrobras to the requirements of Section 404 of Sarbanes-Oxley ("SOX"), which will allow the maintenance of the negotiation of ADRs level 2 started in October 2008 on the NYSE.

In 2009, Eletrobras created its organizational structure to integrated risk management and internal controls, and has formally requested to other generation and transmission companies of the group to create similar committee or structure in each company.

Finally, it is worth stressing that the expansion of corporate risk management for all the Eletrobras System must meet the principles of corporate governance and contribute to the increased return to shareholders, which ultimately will affect the valuation of Eletrobras at the financial market and the consolidation of its participation in the electricity sector.

In 2010, Eletrobras has expanded its array of risks to include risks of the business of generation and transmission as well as moves towards the implementation of its control panel with the position of the main risks to senior management.

The Administration of Eletrobras is responsible for establishing and maintaining adequate internal control over financial reporting.

Internal control over of Eletrobras’ financial reporting is a planned process with the objective of verifying the reliability of the report and the preparation of financial statements for external presentation in accordance with applicable accounting principles. Internal control over financial reporting includes policies and procedures that (i) are related to maintenance of records that, at a reasonable level of detail to reflect properly and accurately the transactions and dispositions of assets of the company, (ii) prove that transactions are recorded properly to permit preparation of financial statements in accordance with applicable accounting principles and verify that the company's revenues and expenditures are only carried out in accordance with authorizations of management and directors of company, and (iii) ensure that non authorized acquisitions, sales and usage of the company's assets that might have a material effect on the financial statements are prevented or detected early.

Due to inherent limitations, internal control over financial reporting may not prevent or detect improper releases. Also, projections of any evaluation of effectiveness in the future are subject to the risk that the company control may become inadequate due to changes in conditions, or that the degree of compliance with policies and procedures may deteriorate.

In preparing this annual report, our management, under the supervision and with the participation of our Chief Financial Officer and our President, the administration of Eletrobras conducted an assessment of the company's internal controls for financial reporting on December 31st, 2010, based the criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations (COSO), created by the Treadway Commission. There are inherent limitations to the effectiveness of any system of controls and procedures to disclosure, including the possibility of human error and fraud or failure in using such controls. Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer concluded that, because of material weaknesses described below, our controls and disclosure procedures for information were not effective at a reasonable level of security on December 31st, 2010.

The strategic approach at the end of 2010 in the material processes and key controls allowed Eletrobras to reduce its extensive portfolio of controls to a number next to a market reality of companies of similar size, but has not allowed to be carried out all the internal controls tests by the administration in parallel to that conducted by the independent auditor.

For this reason and rules imposed by the Sarbanes-Oxley Act, it will be published for the 2010 report the same non-conformities reported about 2009, even though the group of companies have taken actions to strengthen these weaknesses in 2010.

a) level of efficiency of such controls, indicating possible defects and actions taken to correct them

A material weakness is a control deficiency, or a combination of control deficiencies, that results in a remote chance that a material misstatement in financial statements may not be prevented or detected.

During management's assessment of internal controls for financial reporting described above, the management has identified the following control deficiencies in its internal controls:

Eletrobras does not maintain an effective control  based on the criteria of the COSO (Committee of Sponsoring Organizations of the Treadway Commission). The following material weaknesses related to the company's control ambience were identified: 1) The deficiencies of internal controls were not remedied at the appropriate time, 2) The company has not undertaken a proper risk identification and assessment to ensure they were properly designed and implemented effective controls to prevent and detect material misstatements in the financial statements, 3) the company has not designed and maintained adequately effective controls over the responsibility regarding internal controls of financial statements and the necessary lines of communication across the organization; 4) the company has not designed and maintained adequately effective information technology policies including those related to segregation of function, safety and access to programs and data from financial applications; 5) the company had inadequate controls to identify and monitor conflicts from users of information technology-related investments.

Eletrobras does not maintain effective controls over the completeness and accuracy of accounting closing and reporting of financial statements for the end of the period. Specifically, the company does not maintain effective revisions and effective monitoring processes and documentation related to record manual entries recurring and nonrecurring.

Eletrobras does not maintain effective controls to ensure the completeness and accuracy of judicial proceedings or reviews and updates them periodically, including the update of losses.

The following material weaknesses related to the control ambience of the distribution segment of Eletrobras were identified: 1) The distribution segment of the company and its subsidiaries did not adequately designed and maintained effective controls on financial statements.

Eletrobras does not maintain effective controls to ensure the integrity and accuracy or the revision and monitoring of plans for post-employment benefits pension and welfare plan) sponsored by it, including a comprehensive review of actuarial assumptions, the reconciliation of the actuarial valuation report and accounting records and also the cash flow payments of contributions. These control deficiencies resulted in incorrect information about relevant liabilities of the pension and welfare plans and the associated costs and other social security benefits.

As a result of the material weakness described above, management concluded that, on December 31st, 2010, Eletrobras did not maintain an effective internal control on financial statements according to the criteria established by the Internal Control - Integrated Framework issued by COSO.

In accordance with its latest report Eletrobras performed actions to raise awareness of the importance of internal controls within the business of generation and transmission, beyond the holding company itself, which reflects the involvement of the management area of the internal control environment in all projects that affect the operational processes of Eletrobras.

Regarding the material weakness related to the payment of manual entries, the administration adopted in 2010, the considerable reduction of entries in the ledger books and deployment of workflow for approval of the launches carried out.

To remedy the material weakness related to the provision of litigation, an adjustment was made in the report of the legal department of the Company for the accounting area, including all lawsuits. Only Furnas, kept reporting the actions of litigation considering materiality cutting line of the actions.

Regarding the material weakness related to the control on financial statements of the distributors Eletrobras, the direction of these companies hire consultants to standardize operational processes and prioritization of adoption of key internal controls to strengthen its operational environment.

The environment of Information Technology presented qualitative and high-gain access to the profiles and the array of segregation of function, greatly reducing non-significant deficiencies.

b) deficiencies and recommendations on internal controls in the auditor's report

The report of the independent auditors for the year 2010 is still in final stages of preparation. In it are presented five material weaknesses regarding the control ambience of Eletrobras.

10.7.    Directors' comments on matters relating to possible public offerings of securities:

Except for the international placement of securities described in Item 5.18 of this Guide whose issuing product was used with corporate purposes, there were no public offerings of securities issued by Eletrobras.

a)  how resources resulting from the Offer were used

In 2010 there were no public offerings of securities issued by Eletrobras.

The year 2009 registered a high demand for investment grade issuers roles, such as of Eletrobras. In this sense, several Brazilian companies took advantage of the opportunity and issued notes in the international market. Thus, Eletrobras concluded on July 30th, 2009 to launch operation in the international market bonus, worth US$ 1 billion. As a positive aspect of the operation, we emphasize the return of Eletrobras to the international debt market, from which Eletrobras was absent since 2005, when it issued bonds of US$ 300 million.

The bonds were issued with a maturity of 10 years, maturing on July 30, 2019, with total redemption at maturity and coupon interest semi-annually at a rate of 6.875% per year, enabling "yield" of 7% pa for investors who purchased those bonds at the time of release. The issue price was 99.112% of face value. The release of these titles operation was structured by Credit Suisse Securities (USA) LLC, being well received in the international market with the introduction of purchase orders totaling more than U$ 2 billion. After conducting a road show in Europe and the U.S., the participation had the following geographical distribution: 58% of the deals were originated in the United States, Europe 26%, 8% from Asia, Latin America 7% and 1% the Middle East. The funds raised from this transaction were meant to comprise the financing fund.

b) if there were relevant deviations between the actual resources and the proposals for the application disclosed in the prospectuses of the respective distribution

There were no deviations in the effective application of the proceeds from the issuance of the notes abroad, in relation to the proposed allocation disclosed in the prospectuses of such distribution.

c)  if there have been deviations, the reasons for such deviations

Not applicable.

10.8.    Significant items not disclosed in financial statements:

a)  assets and liabilities held by the Company, directly or indirectly, that do not appear on its balance sheet , such as: i) operating leases, assets and liabilities ii) portfolios of receivables written off over which entity maintains risks and responsibilities, indicating their liabilities; iii) contracts for future purchase and sale of products or services; iv) unfinished construction contracts and v) contracts for future receipt of funds.

All assets and liabilities held by Eletrobras are recorded on the balance sheet. Eletrobras does not maintain any transaction, contract, obligation or other types of commitments in companies whose financial statements are consolidated with its or other operations that can generate significant effect, present or future, on its results or its financial condition or sheet , revenues or expenses, liquidity, investments, cash or any other non-recorded in its financial statements. So there are no assets or liabilities held by Eletrobras that are not shown up on the balance sheet.

b) other non disclosed items in the financial statements

No further relevant undisclosed items in the consolidated financial statements of Eletrobras.

10.9.    Directors' comments on each of the items not disclosed in the financial statements referred to in item 10.8:

Not applicable, since there are no other relevant items not shown in consolidated financial statements of Eletrobras.

a)        how such items change or may change the revenues, expenses, operating results, expenses or other financial items of the issuer's financial statements

Not applicable, since there are no other relevant items not shown in consolidated financial statements of Eletrobras.

b)        nature and purpose of the transaction

Not applicable, since there are no other relevant items not shown in consolidated financial statements of Eletrobras.

c)         nature and amount of obligations and rights created in favor of the issuer as a result of the operation

Not applicable, since there are no other relevant items not shown in consolidated financial statements of Eletrobras.

10.10. Directors' comments on key elements of the Company's business plan:

a) investments, including: i) quantitative and qualitative description of the investments in progress and planned investment, ii) sources of investment finance, iii) relevant ongoing disposals and planned divestitures.

In 2010, the great figures projects that stood out compared to 2009 were:

▪   modernization of UHE Luis Carlos Barreto (MG) with the performance over 100% (Furnas), maintenance of the electricity generation in the Northeast with the superior accomplishment in 60% (Chesf);

  reinforcements and improvements in the transmission system in the northeast with an increase of 72% (Chesf), maintenance of the transmission system in the northeast with an increase of 80% (Chesf);

  replacement of steam generators group of Angra I with 100% completion (Eletronuclear); thermonuclear power plant Angra III in Rio de Janeiro with a range exceeding 100% (Eletronuclear);

▪   implementation of the plant Candiota Phase III-C with an increase over 100% (Eletrobras CGTEE)

▪   wide implementation of the hydroeletric plant Mauá, 62% (Eletrosul);

  Luz para Todos program with an increase of 196% Distribution (Rondônia);

  Luz para Todos program with an increase of 198% Distribution (PI);

  supporting infrastructure higher than in 2009 due to acquisition of land for its own headquarters (Eletrobras), and

  Luz para Todos program with an increase of 79% (Amazonas Energia).

Nature of Investments - R$ million	2010	2009	%
Generation	2,815	2,621	7.4
Transmission	1,257	1,755	-28.4
Distribution	822	518	58.7
Environmental Quality	50	42	19
Research	16	18	-11.1
Infrastructure	319	237	34.6
Total	5,279	5,191	1.7

b) acquisition of plant, equipment, patents or other assets that may materially affect the productive capacity of the Company.

Not applicable.

c) new products and services, including: i) description of ongoing research already published, ii) the total amounts spent by the Company in research to develop new products or services, iii) ongoing projects already announced, iv) the total amounts spent by the Company in development of new products or services

Not applicable.

10.11.  Directors' comments on other factors that influenced in a relevant operational performance and have not been identified or commented on other items in this section:

There are other factors that influenced in a relevant way the operational performance of the Company and that have not been identified or commented on other items in this section "10."

11.       FORECASTS

11.1.    Forecasts for the last 3 fiscal years to the current fiscal year: a) forecast object b) forecast period and the period of validity of the forecast c) forecast assumptions, with an indication of which can be influenced by Company management and which escape their control, and d) values of the indicators that are the subject of prediction.

Eletrobras does not disclose forecasts.

11.2.    If the Company released forecasts about the evolution of the indicators during the last three fiscal years: a) forecasts that are being replaced by new forecasts included in this guide, b) comparison of the projected data for past periods with the effective performance indicators, clearly stating the reasons for deviations in the forecasts, and c) forecasts related to ongoing periods that remain valid on the date of delivery of the guide, and in case of replacement, explain why they were abandoned or replaced

In the last three fiscal years, the Company did not disclose forecasts.

12.       GENERAL MEETING AND ADMINISTRATION

12.1.    DESCRIPTION OF THE ADMINISTRATIVE STRUCTURE OF THE COMPANY, AS SET FORTH IN ITS CHARTER AND BYLAWS, identify: a) RESPONSIBILITIES OF EACH BOARD AND COMMITTEE; B) DATE OF INSTALLATION OF THE FISCAL COUNCIL, IF THIS IS NOT PERMANENT AND CREATION OF COMMITTEES, C ) MECHANISMS FOR PERFORMANCE EVALUATION OF EACH BOARD OR COMMITTEE; D) IN RELATION TO THE MEMBERS OF THE BOARD, THEIR INDIVIDUAL POWERS; and E) MECHANISMS FOR PERFORMANCE EVALUATION OF THE MEMBERS OF THE BOARD OF DIRECTORS AND COMMITTEES.

The main organs of administration and governance of Eletrobras, formally constituted and that operates regularly, are: (i) General Meeting, (ii) Board of Directors, (iii) Executive Board, and (iv) Audit Committee.

The administration of Eletrobras, in accordance with its bylaws and the current law, competes to the Board of Directors and the Executive Board of the Company. The exercise of the functions of members of management, is private to Brazilian citizens. Council members must be shareholders. The Executive Board may be shareholders or not, is dispensable, in both cases, the security of management provided for in Article 148 of the Corporations Law.

Eletrobras also has specialized committees on issues from Eletrobras' specific interest.

a) Responsibilities of each organ and committee:

a.1) General Meeting

See section 12.2 below.

a.2) Administration Council

The Administrative Council is a decision-making organ of Eletrobras, responsible for setting the basic guidelines of the administration, at the initiative of its members, or proposed to it by the Executive Board for examination and deliberation, as well as the superior control over Eletrobras, the monitoring compliance with the guidelines laid down by it, monitoring the implementation of approved programs and verification of results.

The Administrative Council has the following powers determined by the bylaws of Eletrobras, without prejudice to the other assigned to it by law:

I - decide on the organization of subsidiary companies or cessation of the Eletrobras' shareholding in these companies ;

II - decide on association, directly or through subsidiary, with injection of funds for establishment of business consortia or participations, without power control, which are intended to explore the production or transmission of electricity under a concession or authorization;

III - set the policy for granting loans and funding;

IV - beyond the cases to the determination of competence of the Council ,by force of law, it must speak out about acts and approve contracts involving funds amounting to more than 0.02% of the company’s equity, including but not limited, of such acts or contracts, the granting of financing to concessionaires of public power, under their control, and taking loans in the country or abroad;

V - to approve the provision of collateral for loans in the country or abroad in favor of public service concessionaires companies of electricity under its control;

VI - decide on the organization of technical-scientific entities of research interest in the energy sector, as well as grant funding and provision of collateral for those under their control;

VII - convene the shareholders' General Meeting as prescribed by the Corporations Law, or whenever it deems appropriate;

VIII - determine the distribution of burdens among the members of the Executive Board;

IX - propose to the General Meeting an increase in capital, issuance of shares, warrants and debentures of Eletrobras, except as provided in Item X

X - authorize the acquisition of shares of Eletrobras, to be canceled or held in treasury for subsequent sale, as well as deliberate on the issuance of non convertible debentures, not convertible into shares and without warranties;

XI - decide on negotiation of shares or debentures;

XII - authorize the sale of fixed assets and the creation of debenture;

XIII - approve the revenue estimates, appropriations from general spending and investment forecast of Eletrobras, each year, making the respective control;

XIV - elect and remove of Eletrobras' directors supervise the management of its members, and examine at any time, books and papers of Eletrobras;

XV - approve the management report and accounts of the Executive Board;

XVI - appoint and dismiss the independent auditors and also appoint and remove the financial institution that will hold the shares of Eletrobras in deposit accounts on behalf of holders, under the rule book, without the issuance of certificates, as stipulated in § 1 of Art. 7 of Bylaws;

XVII - establish the basic guidelines for the administrative organization of Eletrobras;

XVIII - choose Eletrobras' representatives in the management of subsidiaries or not who participates or not, and must be appointed to such positions, preferably, Eletrobras' or its subsidiaries employees;

XIX - decide on foreclosures;

XX - decide on matters of relevance to the life of Eletrobras;

XXI - prepare and amend the internal rules of Eletrobras;

XXII - decide on the declaration of interim dividends and the payment of interest on capital, as proposed by the Executive Board, in accordance with the provisions of art. 33, section XI of the Bylaws;

XXIII - grant vacation leave or license to the members of the Executive Board;

XXIV - establish the quantitative role of trust in senior management of Eletrobras, under item II of art. 52 of the Bylaws; and

XXV - decide on cases not covered in the bylaws

To identify its respective names, titles, date of election rules and other information about the members of the Council, see sections 12.6 and 12.8 below.

a.3)         Executive Board

The Executive Board of Eletrobras is composed by six directors: Chairman, Board of Directors, Head of of Distribution, Head of Engineering, Head of Financial and Investor Relations and Head of Technology. The meetings, weekly, are dedicated to conducting business of Eletrobras System, based on the strategic directions of the Administrative Council.

The Executive Board ordinarily meets every week, or when called by a majority of its directors or Chief Executive Officer. The Executive Board determines the general policy of the activities of Eletrobras, is responsible for all matters relating to the management and daily operations of Eletrobras and is the ultimate controller regarding the implementation of the guidelines. Members of our Board cannot participate in discussions or voting on matters in which they are otherwise interested.

In carrying out its duties, the Executive Board, especially:

I - propose to the Board of Directors the fundamental guidelines for administrative organization of Eletrobras, as well as the examination, deliberation and approval of the matter contained in paragraphs I to XXV of art. 25 of the Bylaws, except for the XX;

II - Manage the Eletrobras, take appropriate action to the faithful execution of the directives and deliberations of the Council and, except in the cases of mandatory submission to the Council, manifest itself on the acts and approve contracts involving funds amounting to or less 0.02% of the equity of the company, being understood, of these acts or contracts, but not limited to, the granting of financing to concession holders of public power, under its control and taking loans in Brazil or abroad;

III - establish administrative, technical, financial and accounting standards for Eletrobras;

IV - prepare the Eletrobras’ budgets;

V - approve amendments in the organizational structure of Eletrobras, to the level under its subordination;

VI - approve plans concerning admission, career, access, benefits and disciplinary system for employees of Eletrobras;

VII - approve the nominees by the Directors to fill the positions that are directly subordinate to it;

VIII - speak out in cases of admission, praise, punishment, transfer and dismissal of employees who report directly to the Directors;

IX - delegate authority to the Directors to decide alone on issues included in the duties of the Executive Board;

X - delegate powers to officers and employees for authorizing expenditures, establishing limits and conditions;

XI - prepare each year the balance sheet of Eletrobras, the statement of income for the year, the statement of accumulated profits or losses, statement of sources and uses of funds, the proposed distribution of dividends and payment of interest on capital and application of surplus value, to be submitted to the Council, and Fiscal Council, and to the examination and deliberation of the General Meeting;

XII - develop plans to issue convertible bonds and debentures, for consideration by the Board of Directos, which shall act on them or submit to the General Meeting, as the case;

XIII - establish administrative , technical, financial, and accounting standards for subsidiaries or entities in which Eletrobras holds major participation;

XIV - control the activities of the subsidiary or subsidiaries, and companies or entities in which Eletrobras holds major participation;

XV - appoint Eletrobras' representative at meetings of the companies in which it participates as a shareholder, issuing instructions to its operations;

XVI - decide on the appointment of independent auditors of subsidiaries;

XVII - opine on power generation concessions required from ANEEL, including the technical economic and financial adequacy of the nuclear power plant projects to the systems of public service concessionaires of electricity; and

For the specific functions of each member of the Executive Board of Eletrobras, see section 12.1 (d) of this Guide.

In order to identify their names, election dates and other information about the members of the Executive Board, see sections 12.6 and 12.8 of this Guide.

a.4)         Fiscal Council

Had amended its bylaws in 2006 to meet the requirements of the Sarbanes-Oxley (SOX). The Fiscal Council of Eletrobras is permanent and is composed of five members elected by the General Meeting: three appointed by the majority shareholder (one appointed by the Ministry of Finance, representing the National Treasury), a member appointed by the minority holders of shares, and another, by the holders of preferred shares. Meetings are monthly and, when necessary, are held also joint meetings with the Administrative Council.

Members of the Fiscal Council shall meet regularly once a month and extraordinarily whenever called by the Chairman of the Administrative Council, the CEO of Eletrobras, or any member of the Board. The minimum quorum required for meeting and approval of matter in the Fiscal Council, are of three advisors.

The Fiscal Council has the following powers determined by the bylaws of Eletrobras, without prejudice to the other assigned to it by law:

I - monitoring, by any of its members, the acts of directors and verify compliance of its legal and statutory duties;

II - opine on the annual management report, including in its opinion the additional information it deems necessary or useful to the resolution of the General Meeting;

III - opine on the proposals of the management bodies to be submitted to the General Assembly regarding changes in capital, issuance of debentures or subscription bonuses, investment plans or capital budgets, dividend distribution, transformation, merger or spin-off;

IV - report by any of its members, of board of directors and, if they do not take the necessary steps to protect the interests of Eletrobras, to the General Meeting, errors, fraud or crimes discover and suggest useful measures;

V - convene the Ordinary General Meeting if the administrative bodies delay for more than a month this call, and an Extraordinary General Meeting, whenever there are serious or urgent facts, including in the agenda of the meetings matters deemed necessary;

VI - analyze, at least quarterly, the balance sheet and other financial statements periodically prepared by Eletrobras;

VII - examine the financial statements for the fiscal year and opine on them, and

VIII - examine the financial statements for the fiscal year and opine on them, perform the duties provided for items I to VII above, in the event of any liquidation of Eletrobras.

In order to identify their names, election dates and other information about the members of the Fiscal Council, see sections 12.6 and 12.8 below.

a.5)     Committees

Eletrobras’ Investments Committee (Cise)

Its objective is the issuing of opinions about the opportunities and investment priorities of the companies of Eletrobras, related to concessions or authorizations of public service of electricity.

Financial Hedge Committee

It operates under the Finance Board whose main function is to coordinate the management of financial risks of Eletrobras, by presenting strategies and hedging instruments to the Executive Board of Eletrobras.

Risk Committee

Its attribution is to approve, in conjunction with the risks committees of the companies of the Eletrobras System, the risk management policy of Eletrobras, as well as their indicators, linking them to the business rules of the system, define the appetite and tolerance for risk of Eletrobras, regarding the definition of the limits of variation of the curve of risk appetite, as well as validate the risk defined by the committees of Eletrobras' companies; validate the matrix of risks of Eletrobras, as well as ensure regular review ; monitor the implementation of GIR in companies through the Department of risk Management and Control Compliance (PGA) and local managers, define the criteria for prioritization of risks to be carried out by the PGA; elect and monitor relevant risks or that might compromise the achievement of corporate strategies, define the order of priority and actions for the treatment of consolidated risk by risk area, and the allocation of funds for this purpose; adopt appropriate policies and monitoring and reporting environments to support effective management of relevant risks, review and evaluate the effectiveness of work processes of the GIR (identification, assessment, treatment and monitoring) report to the governing body (Executive Board and Board of Directors) the process of managing the risks involved; evaluate the performance of the indicators of risk in order to align them with strategic indicators of the company, coordinating the activities of risks committees of the Eletrobras' companies; convene the coordinators of the risks committees of the companies of the Eletrobras System in specific situations that involve strategic actions for the management of risks; act as an arbitration board in situations involving disputes between the PGA and risk owners.

Sustainability Committee

It operates under the Board of Directors and its main duties are monitoring the sustainability of the actions of Eletrobras, analysis, implementation, monitoring and evaluating the results of sustainable management tools, internationally recognized, the production of sustainability reports and immediate care the requirements of the Global Compact.

Corporate Integration Committee for Research and Technological Development (Cicop)

It coordinates and encourages research, development and technological innovation (R & D + I) in Eletrobras System, optimizing the allocation of resources. The Cicop searches process improvement and synergy of actions in the management of R & D + I of the Eletrobras System. Among its main tasks are the definition of strategies of action in the area, stimulating the development of a culture of innovation, the incentive for obtaining patents and intellectual property protection.

Committee of Information Technology, Telecommunication and Automation of the Eletrobras System (Cotise)

Its main tasks are the formulation of the Integrated Policy of Information Technology, Telecommunication and Automation of the System Eletrobras, coordinating the establishment of processes, controls, models, standards and tools required to implement this policy as well as the supervision for it to be fulfilled.

Strategic Committee for Supply Logistics (Celse)

It is responsible for managing the policy of the Supply Logistics of the Eletrobras System. It promotes the increasing of efficiency and competitiveness of the System, strengthens the purchasing power and reduces the cost of acquisition and management of goods and services. Its functions are aimed at overall planning of the supply, with adjustment to best practice; to promote negotiation among companies to balance supply and demand for goods and services, data exchange and management experience, promotion of, qualification of and technological development of companies and professional qualification in supply logistics, and encouraging the engagement of suppliers to the actions of corporate citizenship and environmental responsibility

For further information about the composition of each committee and identify each of their members, see section 12.7 of this Guide.

b)        Date of Establishment of the Fiscal Council, if it is not permanent, and the creation of committees.

The Fiscal Council of Eletrobras works permanently, for more information about the agency, see section 12.1 (a.4) to above.

The Eletrobras Committees were created on the respective dates below. For further information about the duties of each committee, see section 12.1 (a.5) of this Guide.

Committee Name	Date of Creation:

Eletrobras Investments Committee (Cise)	December 10th, 2008.

Financial Hedge Committee	July 17th, 2009.

Risk Committee	December 16th, 2009.

Sustainability Committee	November 14th, de 2006.

Corporate Integration Committee for Research and Technological Development (Cicop)	March 24th, de 2003.

Committee of Information Technology, Telecommunication and Automation of the System Eletrobras (Cotise)	September 2nd, 2009.

Strategic Committee for Supply Logistics (Celse)	July 21st, 2009.

c)         Mechanisms for evaluating the performance of each body or committee

On December 31st, 2010, Eletrobras did not perform individual performance evaluation of its board of directors and committees.

d)        Regarding the board members, its individual powers and duties.

The Executive Board is composed by the Chairman and five other directorates:

➢  Administration

➢  Distribution

➢  Transmission

➢  Generation

➢  Financial and Investor Relations.

The Chairman shall:

(i) Coordinate, in conjunction with other Offices involved, the preparation of the Chair's matters to be submitted to the Executive Board concerning the voting instructions of the Ordinary or Extraordinary General Meetings of subsidiaries or federalized companies of which Eletrobras has shareholding and voting rights (ii) provide legal advice to the Executive Board of Eletrobras and coordinate the interests of the company in litigation, (iii) coordinate the development, management and monitoring of the Corporate Strategic Planning of Eletrobras (iv) to intermediate and facilitate the service and the relationship between the citizen , the employee and the organization, (v) support the Executive Board of Eletrobras in establishing a channel of communication and business-oriented with its subsidiaries, federalized companies and other organizations in which the company takes part or will take part as a member of Councils, (vi) verifying compliance with the guidelines and internal and external normative acts, by examining the procedures, records, files, documents, data, functions and activities of the Company, (vii) develop Eletrobras' and the Eletrobras Group relationship policy with the society and coordinate the activities of the press, internal communications, events, advertising, sponsorship and ceremonial, (viii) Coordinating the interaction of Eletrobras and its subsidiaries, federalized companies and other companies in which it has a holding (ix) Coordinate interaction of the members of the Administrative and Fiscal Councils with the Executive Board of Eletrobras and other units, (x) to monitor the processing of law projects for the electricity sector or of interest of Eletrobras in the National Congress.

Administrative Director shall:

(i) coordinate the process of collective bargaining of the Eletrobras Group companies, (ii) Coordinate the implementation of plans of targets and participation in Eletrobras’ Group results, (iii) To prepare studies and simulations to support the understanding with government authorities on wage policy, (iv) Keep consolidated information of the Eletrobras Group companies concerning, the remuneration policies for its employees, (v) monitor the activities of labor relations of the Electricity Sector companies (vi) Manage the FDT (Technological development Fund), encouraging the development of institutions such as schools, universities, technical schools and training centers, the issues affecting the company and the electricity sector, (vii) supervise the planning training, organization, standardization, management information of the Eletrobras and identical actions to the National electric Power Sector, and to encourage the development of educational institutions, universities, technical schools, training centers, on matters of interest of the electricity sector, (viii) To promote training and development for companies in the electricity sector in meeting the complementary needs and manage the Training and Development indicators of Eletrobras and the electricity sector, (ix) Coordinate and perform the routine tasks of travel and lodging for travel of employees or on company business, including administrative procedures, (x) run the program and meeting the needs of local transportation, personnel and material, by controlling the proper use of company vehicles; (xi) administer the reproduction of documents, directly or through third parties, controlling the copy center and equipment allocated to organizational units, concocting printed and other graphic services, (xii) To direct and execute, directly or through third parties, tasks related to the pantry and dining room of the board, (xiii) collect, record and distribute the documentation for internal circulation and perform the reception, screening and registration, as well as shipping and distribution of mail outside the company, (xiv) To maintain appropriate conditions in the vehicle fleet of the company, proposing its replacement and sale when necessary, (xv) Identify, monitor, record and manage the assets of the company, (xvi) to coordinate and run the paper recycling program at the company, (xvii) To administer the Eletrobras' own and third party hired real estate, (xviii) to control and administer the insurance of movable and immovable property occupied by the company, (xix) to plan and control the internal security system in order to ensure the protection of property and people in the company.

Distribution Director shall:

Lead the expansion of the distribution business as well as continuously assess the continuity of the safety of the system of electricity distribution of the Eletrobras companies, with the following responsibilities: (i) monitor and evaluate policies, strategies and implementation of projects in the area of distribution energy related to ordinary technical services of its subsidiaries, (ii) monitor and evaluate policies, strategies and implementation of projects in the energy distribution area related to ordinary commercial services of the subsidiaries, (iii) monitor and evaluate policies, strategies and implementation of projects in the energy distribution area related to shared services of the subsidiaries, (iv) to evaluate and monitor policies and strategies for energy risk management in the energy distribution area of the subsidiaries, (v) To review and monitor policies, marketing strategies in the energy distribution area of the subsidiaries, (vi) Promote and centralize the technical and institutional relationships with government and regulation agencies in general in the energy distribution area of the subsidiaries.

Distribution Director shall:

Lead the expansion of business of generation as well as continuously assess the continued safety of the system of power generation of the Eletrobras' companies, with the following responsibilities: (i) monitor the development of generation and sale of electricity activities, (ii ) set guidelines and monitor the operational performance and maintenance of schedules of plants in operation, (iii) promote the exploitation of synergies and best practices in the generation business, (iv) to coordinate the studies and plans for expansion of generation, (v ) monitor the implementation of investment programs and generation projects, (vi) coordinate the actions of environmental management, aiming to guide and standardize the procedures of Eletrobras' system, and monitor support suits resulting in the generation segment.

Transmission Director shall:

Leading the expansion of the transmission business, as well as continuously assess the continued safety of the system of Eletrobras' electricity transmission companies, with the following responsibilities: (i) monitor the development of the activities of electricity transmission, (ii) define the guidelines and monitor the operational performance and maintenance of schedules of lines and substations in operation, (iii) to coordinate the studies and transmission expansion plans, (iv) promote the exploitation of synergies and best practices in the transmission business, (v) monitor the implementation of investment programs and projects of transmission, (vi) coordinate the actions of environmental management, aiming to guide and standardize the procedures of Eletrobras' system and monitor support suits resulting in the transmission segment.

Financial and investors Relations Director shall:

(i) Plan and implement the policy and guidelines for granting and administration of funding by Eletrobras (ii) Formulate and implement the policy of attracting financial resources, (iii) Plan and implement activities related to budgeting and financial accounting and tax management , (iv) Formulate, implement and evaluate economic and financial planning of Eletrobras.

The Chairman and Directors, in addition to their duties and responsibilities, will be the managers in the areas of activities as assigned by the Board of Directors.

e)        Mechanisms for evaluating the performance of members of the Board of Directors, committees and board of directors

Eletrobras has not yet held formal performance evaluation of the members of its Council of Administration, the Board and its committees.

Nevertheless, it was implemented in 2009, the Performance Management System (DGS) where all the staff, to the Directorate level, agree targets to be met over the years and which will be evaluated by the end of the process.

Corroborating with the Performance Management System, Resolution No. 3 of the Interministerial Commission on Corporate Governance and Equity Management of the Union (CGPAR) published on 12.30.2010, subsidize the beginning of the formal performance evaluation of the Board of Directors and Executive Officers in the coming year.

12.2.    Rules, policies and practices relating to the General Assemblies:

a) Notice of meting

According to the Corporations Law, the Eletrobras General Meetings are convened by notice published for 3 consecutive days in the Official Gazette of the State of São Paulo, as well as other major newspaper. The first call should be made at least 15 days prior to the General Meeting, and the second call should be made with at least 8 days in advance. The CVM may, however, at the request of any shareholder and heard Eletrobras, under certain circumstances, require that the first call for their the General Meetings to be made within 30 days before the completion of its corporate event.

b) competencies

The General Meeting shall, in addition to the cases provided by law, discuss the following matters:

I - sale of all or part of shares of capital stock of its subsidiaries or Eletrobras;

II - increase of capital by subscription of new shares;

III - waiver of rights to subscription of shares or debentures convertible into shares of subsidiaries;

IV - issuance of debentures convertible into shares or sale of these debentures held in treasury;

V - sale of convertible debentures held by Eletrobras issued by subsidiaries;

VI - issuance of any bonds or other securities in the country or abroad;

VII - demerger, merger or incorporation;

VIII - exchange of shares or other securities; and

IX - redemption of shares of one or more classes, regardless of approval of Special Assembly of the shareholders of the classes affected.

c) addresses (physical or electronic) in which the documents relating to the General Assembly of shareholders will be available for analysis

Physical: (i) Setor Comercial Norte, Quadra 4-BL-B-nº100, Torre C, sala 203, Centro Empresarial Varig, Neighborhood Asa Norte, CEP 70714-900, Brasília - DF; (ii) or Av. Presidente Vargas, 409 - 9º andar, Edifício Herm Stoltz, Centro,CEP 20071-003, Centro - Rio de Janeiro - RJ.

Electronic address: www.eletrobras.com; www.cvm.gov.br; e  www.bmfbovespa.com.br.

d) identifying and managing conflicts of interest

According to the Corporations Law, those who have conflicting interests with the society may not be elected as administrator of Eletrobras, unless waived by the general assembly.

The law further provides that the administrator is prohibited from intervening in any corporate transaction that has a conflicting interest with the company, as well as the decision to be taken by all other directors being intended to Eletrobras to inform the administrator about his absence, and to assign in minutes of the meeting of the Board of Directors or the Directorate, the nature and extent of their interest. Nevertheless, it is assumed that the administrator has contracted the company under reasonable or equitable conditions, similar to those prevailing in the market or that the company would contract with third parties.

Regarding specifically the administrators that are also shareholders of Eletrobras, the Corporations Law provides that the shareholder may not vote on the resolutions of the General Meeting relating to the appraisal report of assets with which they may concur for the formation of social capital and the approval of its accounts as an administrator, nor any others that can benefit them in particular, or that having conflicting interests with the company. The decision taken as a result of the vote of a shareholder who has a conflicting interest with the Company is voidable, the shareholder shall be responsible for damages and will be required to transfer to the advantages that the company has earned.

In Eletrobras, conflicts of interest are identified in accordance with the Corporations Law and administered by the Chairman of the Board of Directors.

e) solicitation of proxies by the management to the exercise of voting rights

Eletrobras has no rules, policies or practices for the solicitation of proxies by the management to exercise the right to vote in general meetings.

f)  formalities necessary for acceptance of instruments of proxy granted by shareholders, indicating if the Company accepts proxies granted by shareholders electronically

Eletrobras, noting the CVM Instruction 481, requires as a prerequisite for admission to the Meeting, the submission by shareholders or their representatives, with some anticipation, the following documents:

-     official identity document with photo;

-    certified copy of the Bylaws, in case of juristic persons;

-    original or certified copy of Proxies granted by the shareholder;

-    original extract equity position provided by the custodian or trustee, identifying the condition of the shareholder.

Under the Corporations Law, shareholders may be represented at the general meeting by an attorney appointed less than a year, who is a shareholder, a company manager or lawyer. In a public company, such as Eletrobras, Attorney can also be a financial institution, being appointed the manager of investment funds as a representative of the investors.

To take part in the General Meeting, the shareholder who is represented by an attorney must deposit at the headquarters of Eletrobras, under the care of the Headman of Investor Relations, power of attorney, duly in accordance with article 126 of the Corporations Law. The attorney or his legal representative shall attend the General Meeting with documents that prove their identity.

Under the bylaws, shareholders may be represented by an attorney in the General Meeting of Eletrobras, under Article 126 of the Corporations Law, being dismissed firm recognition of the mandate instrument granted by shareholders not resident in the country and owner of depositary receipts, and the instrument of representation be deposited at the headquarters of Eletrobras seventy-two hours before the day appointed for holding the General Meeting.

Eletrobras does not accept proxies granted by shareholders electronically.

g) maintenance of forums and pages on the World Wide Web intended to receive and share feedback from shareholders on the agendas of the meetings

Eletrobras does not hold forums and pages on the World Wide Web intended to receive and share feedback from shareholders on the agendas of the meetings.

h) live streaming video and / or audio of meetings

Eletrobras does not broadcast live video and / or audio of meetings.

i) mechanisms to allow the inclusion in the agenda, the proposals made by shareholders

Eletrobras has not yet adopted a policy or mechanism to allow the inclusion of shareholder proposals on the agenda of its general assemblies

12.3.  Publications Dates:

Year		2010	2009	2008
a) notice to shareholders informing the availability of financial statements	Publication of newsprint dates:	17, 18 and 05/19/2011	03/31/2010, 01 and 04/02/2010.	03/30/2009, 03/31/2009 e 04/01/2009
	Published newsprint	O Globo; Valor Econômico and Correio Brasiliense.	O Globo; Valor Econômico and Correio Brasiliense.	O Globo; Valor Econômico and Correio Brasiliense.
b) convening of the Annual General Meeting which dealt with the financial statements	Date of publishing in the CVM	05/16/2011	03/31/2010	03/31/2009
	Publication of newsprint dates:	17, 18 and 05/19/2011	03/31/2010, 01 and 04/02/2010.	03/31/2009, 01 and 04/02/2009
	Published newsprint	Diário Oficial da União; O Globo; Valor Econômico and Correio Braziliense.	Diário Oficial da União; O Globo; Valor Econômico and Correio Brasiliense.	Diário Oficial da União; Correio Braziliense; O Globo; O Estado de São Paulo; Gazeta Mercantil; Valor Econômico; Jornal do Comércio; Folha de São Paulo; Jornal do Brasil
c) Minute of the Ordinary General Assembly which considered the financial statements	Date of publishing in the CVM	06/20/2011	05/10/2010	05/08/2009
	Publication of newsprint dates:	06/20/2011	05/24/2010	05/21/2010
	Published newsprint	Diário Oficial da União; O Globo; Valor Econômico and Correio Braziliense.	Diário Oficial da União; O Globo; Valor Econômico e Correio Brasiliense.

Diário Oficial da União; Correio Braziliense; O Globo; O Estado do Maranhão; Gazeta Mercantil; Valor Econômico; Jornal do Comércio; Folha de São Paulo; Jornal do Brasil; Diário Comércio e da Indústria; Diário do Pará; Tribuna da Imprensa; O Dia; O Liberal.

d) Financial statements	Date of publishing in the CVM	05/13/2011	03/30/2010	03/27/2009
	Publication of newsprint dates:	05/24/2011	04/15/2010	04/10/2009
	Published newsprint	Diário Oficial da União; Correio Braziliense; O Globo; Valor Econômico; Folha de São Paulo; Diário Comércio e da Indústria; Brasil Econômico; O Estado de São Paulo.	Diário Oficial da União; Correio Braziliense; O Globo; Valor Econômico; Folha de São Paulo; Jornal do Brasil; Diário Comércio e da Indústria; Brasil Econômico; O Estado de São Paulo.	Diário Oficial da União; Correio Brasiliense; O Globo; Valor Econômico; Jornal do Comércio; Diário Comércio e da Indústria; Folha de São Paulo; Estado do Maranhão; O Dia; O Liberal.

12.4.  Rules, policies and practices regarding the board:

The Board of Directors consists of up to ten members elected by the General Meeting, who shall be designated among the chairman, each one with a term of office that may not exceed (01) year, reelection being permitted, as approved at the EGM 142nd.

In December 2010, the President signed Law 12,375, which abolishes the need for specific presidential decree for approval of statutory Eletrobras. Now, the changes only follow the course of internal assessment by the Executive Board and Board of Directors, and, finally, approvedl by the Extraordinary General Meeting, as a business subject to the Corporations Act.

As majority shareholder, the Union has the right to appoint eight members of the Board of Directors, of which 7 are appointed by the MME and one by the Ministry of Planning, Budget and Administration. Minority shareholders have the right to elect one member, and holders of preferred shares without voting rights representing at least 10% of the total capital of Eletrobras, also have the right to elect one member. Currently, the preferred shareholders of Eletrobras haven’t elected a counselor. One member of the Board of Directors is appointed President of Eletrobras.

The Board of Directors determines the presence of a majority of its members and decisions are taken by majority vote of members present at the board meetings. The Chairman of the Board of Directors has, besides the personal vote, a casting vote.

In accordance with the Corporations Act, members of the Board are prohibited from voting at any general meeting or to act on any trade or business in which they have a conflict of interest with Eletrobras.

For more information about the responsibilities of the Board of Directors of Eletrobras, see section 12.1 (a.2) of this reference form.

a) frequency of meetings

The Board of Eletrobras normally meets once in a month and extraordinarily when called by a majority of the directors or the Chairman.

b) exercise or restriction of voting rights of members of the council

Not applicable, no Shareholders Agreements Eletrobras' headquarters.

c)procedures for identifying and managing conflicts of interest.

Conflicts of interest are Identified in Accordance with the Corporations Act and administered by the chairman of the board.

12.5. Clause of the statute for the resolution of conflicts among shareholders and between them and the company through arbitration, if applicable:

Not applicable, there is no arbitration clause in the Bylaws of Eletrobras.

12.6.  Trustees and fiscal council members:

Executive board:

a) Name	b) Age	c) Occupation	d) SSA nr / Passport	e) Agency and Position	f) Election Date	g) Took Office on:	h) Term period	i) Other positions in the Company	j) Elected by the supervisory
Márcio Pereira Zimmermann	55	Electrical Engineer	262.465.030-04	Chairman and Active Member	04/30/2010	04/30/2010	Till August,2012.	Executive board Chainman in Furnas Centrais Elétricas S/A, Brazilian Petroleum Counselor S/A – PETROBRAS and Counselor to PETROBRAS Distributor S/A.	Yes
José Antônio Corrêa Coimbra	58	Civil Engineer	020.950.332-72	Executive Board / Active Member	04/30/2010	04/30/2010	Till August,2012.	Council Chairman of Eletronorte, from 2010 to 2012.	Yes
Wagner Bittencourt de Oliveira	61	Metallurgy Engineer	337.026.597-49	Executive Board / Active Member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Luiz Soares Dulci	55	Professor	405.627.197-68	Executive Board / Active Member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Virginia Parente de Barros	51	Economist	289.703.221-91	Executive Board / Active Member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes

Lindemberg de Lima Bezerra	40	Economist	477.413.760-04	Executive Board / Active Member	04/30/2010	04/30/2010	Till August,2012.	Member of the supervisory council in Empresa Brasil de Comunicação, from 2008 e to 2011.	Yes
José da Costa Neto	64	Electrical Engineer	044.602.786-34	Executive Board / Active Member	04/30/2010	04/30/2010	Till August,2012.	Executive officer	Yes
Arlindo Magno de Oliveira	58	Economist	281.761.977-34	Executive Board / Active Member	04/30/2010	04/30/2010	1 year	Does not hold other positions.	No

Board:

a) Name	b) Age	c) Occupation	d) SSA nr / Passport	e) Agency and Position	f) Election Date	g) Took Office on:	h) Term period	i) Other positions in the Company	j) Elected by the supervisory
José da Costa Carvalho Neto	64	Electrical Engineer	044.602.786-34	Board of Directors and Management/Chairman	02/25/2011	02/25/2011	Indefinite	Member of the executive board.	Yes
José Antonio Muniz Lopes	65	Electrical Engineer	005.135.394-68	Board / Transmission Director	04/26/2009	04/26/2009	3 years	Does not hold other positions.	Yes
Miguel Colasuonno	71	Economist	004.197.618-53	Board / Business Director	04/26/2009	04/26/2009	3 years	Does not hold other positions.	Yes
Marcos Aurélio Madureira da Silva	58	Electrical Engineer	154.695.816- 91	Board / Distribution Director	05/12/2011	05/12/2011	1 year	Does not hold other positions.	Yes
Valter Luiz Cardeal de Souza	59	Electrical and Electronic Engineer	140.678.380-34	Board / Director of Engineering	04/26/2009	04/26/2009	3 years	Does not hold other positions.	Yes
Armando Casado de Araujo	54	Manager	671.085.208-34	Board / CFO and Investor Relations	03/30/2010	04/01/2010	2 years	Member of the Hedge Financial Committee.	Yes

Supervisory Board:

a) Name	b) Age	c) Occupation	d) SSA nr / Passport	e) Agency and Position	f) Election Date	g) Took Office on:	h) Term period	i) Other positions in the Company	j) Elected by the supervisory
Danilo de Jesus Vieira Furtado	51	Graduate in Media Communication	215.232.903-15	Supervisory Board /Active member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Edison Freitas de Oliveira	73	Manager	003.143.238-72	Supervisory Board / Active member	04/30/2010	04/30/2010	1 year	Does not hold other positions.	Yes
Charles Carvalho Guedes	42	accountant	539.600.681-15	Supervisory Board / Active member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Ana Lúcia de Paiva Lorena Freitas	36	Production Civil engineer	051.490.757-60	Supervisory Board / Active member	04/30/2010	04/30/2010	1 year	Does not hold other positions.	No
Jairez Eloi de Souza	56	Manager	059.622.001-44	Supervisory Board / Alternate member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Leila Przytyk	33	Economist	665.149.591-72	Supervisory Board / Alternate member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Ricardo de Paula Monteiro	66	Economist	117.579.576-34	Supervisory Board / Alternate member	04/30/2010	04/30/2010	Till August,2012.	Does not hold other positions.	Yes
Rodrigo Magela Pereira	36	Manager	027.954.677-71	Supervisory Board / Active member	04/30/2010	04/30/2010	1 year	Does not hold other positions.	Yes

12.7.    Members of statutory committees, audit committees, risk, and financial remuneration:

Investment Committee System Eletrobras  (Cise):

a) Name	b) Age	c) Occupation	d) SSA nr or Passport	e) Position	f) Election Date *	g) Took Office on:*	h) Term period	i) Other positions in the Company	j) Elected by the supervisory
Fernando Swami Thomas Martins	55	Electrical Engineer	376498097-49	Financial Board Assistant	07/18/2006	07/18/2006	Indefinite	Investment department manager; International accounting division manager.	Recommended by ELETROBRAS
Renato Soares Sacramento	58	Electrical Engineer	186131796-49	Marketing Superintendent	12/09/2008	12/09/2008	Indefinite	Marketing department manager; Management and engineering director assistant– DE; e General coordinator of DE.	Recommended by ELETROBRAS
Marcos Simas Parentoni	54	Electrical Engineer	540884887-68	Transmission Superintendent	07/18/2006	07/18/2006	Indefinite	Board and engineering assistant	Recommended by ELETROBRAS

Ruderico Ferraz Pimentel	65	Electronic Engineer	219804387-49	Superintendent Assistant of Overseas Operations; Study and information department manager	07/18/2006	07/18/2006	Indefinite	Chairmanship assistant; - Director of board; Consulting strategic planning manager.	Recommended by ELETROBRAS
Paulo Roberto Miguez B. da Silva	46	Attorney and Economist	80753400782	PG advisor	06/02/2010	06/02/2010	Indefinite	Does not hold other positions.	Recommended by ELETROBRAS
Antônio Carlos Gerude	59	Economist	242891327-15	Advisor to the Administrative Board	07/18/2006	07/18/2006	Indefinite	Bidding division manager	Recommended by ELETROBRAS
José Carlos Muniz Brito	56	Statistician	261295907-68	Planning and engineering assistant manager	07/18/2006	07/18/2006	Indefinite	Division manager; Investment department manager; Financial director assistant.	Recommended by ELETROBRAS
Guilherme Furst	57	Economist	899.590.007/53	Business development department manager	07/18/2006	07/18/2006	Indefinite	Investment department manager and Member of the Hedge Financial Committee.	Recommended by ELETROBRAS
Sérgio Bondarovsky	61	Electrical Engineer (Electronic and Systems)	118900617-00	Distribution board assistant	07/18/2006	07/18/2006	Indefinite	Does not hold other positions.	Recommended by ELETROBRAS
Marcelo Marrocos de Araújo	54	Metallurgy Engineer	545426007-00	Head of the Administration and holdings division	03/18/2009	03/18/2009	Indefinite	Does not hold other positions.	Recommended by ELETROBRAS
Jorge Henrique Grego Lima	57	Electrical Engineer (Spec. Telecommunications)	388470867-87	Head of the Cepel department	03/18/2009	03/18/2009	Indefinite	Does not hold other positions.	Recommended by ELETROBRAS
Paulo Pinho Lopes	72	Civil Engineer	012258127-04	Head of the management division - EGGO	05/14/2010	05/14/2010	Indefinite	Head of the engineering department.	Recommended by ELETROBRAS

* Date of resolution, determination or letter of appointment.

Hedge Financial Committee:

a) Name	b) Age	c) Occupation	d) SSA nr / Passport	e) Position	f)Election Date *	g) Took Office on:*	h) Term period	i) Other positions in the Company	j) Elected by the supervisory
Guilherme Furst	57	economist	899.590.007-53	Development and business department manager - DFN	10/30/2009	10/30/2009	Indefinite	Member of the Supervisory Board of Ceal	Yes
Antonio João Queiroz Lima	48	economist	769.398.397-04	Manager of Risk Management and Compliance Controls- PGA	10/30/2009	10/30/2009	Indefinite	Supervisory member – Fundação Eletros	Yes
Wagner Montoro Junior	53	engineer	695.120.007-68	Head of Investment Management- DFI	10/30/2009	10/30/2009	Indefinite	Chairman of the Supervisory Board of Cepisa	Yes
Pedro Paulo da Cunha	48	accountant	813.693.957-87	Head of Budget Planning- DFO	10/30/2009	10/30/2009	Indefinite	Member of the Board of the Foundation Eletros, the Audit Committee and the Audit CELPA of CERON .	Yes
Joao Vicente Amato Torres	46	accountant	835.931.107-25	Head of Accounting- DFC	10/30/2009	10/30/2009	Indefinite	Member of the Supervisory Board of the CEB and Paved the Board of Directors of SPE Wind Mangue Seco 2 SPE and Electrical Interconnection Wood S / A	Yes
Armando Casado de Araujo	55	Manager	671.085.208-34	CFO and Investor Relations	03/30/2010	03/30/2010	Indefinite	Member of the Board of Directors of Eletronorte and Member of the Supervisory Board of North Energia S / A	Yes

* Date of resolution, determination or letter of appointment.

Risk Committee:

a) Name	b) Age	c) Occupation	d) SSA nr / Passport	e) Position	f)Election Date *	g) Took Office on:*	h) Term period	i) Other positions in the Company	j) Elected by the supervisory
Alvaro Jose Fonseca Bernardes (DD)	57	Engineer	388.435.107-97	Head of department	Appointed Member	06/18/2010	Indefinite	Advisory Board of CEPEL	Yes
Antonio Carlos Gerude Rodrigues (DA)	60	Economist	242.891.327-15	Assistant Director of Administration	Appointed Member	06/15/2010	Indefinite	-	Yes
Antonio João Queiroz Lima (PG-PGA)	48	Economist	769.398.397-04	Manager of Risk Management and Compliance Controls– PGA	Appointed Member	12/16/2009	Indefinite	Tax council member	Yes
Fernando Swani Thomas Martins (DF)	56	Electrical Engineer	376.498.097-49	Assistant Finance Board	Appointed Member	07/29/2010	Indefinite	Head of Division of International Accounting and Head of Investments	Yes
Jose Carlos Muniz de Brito Filho (DE)	56	Engineer and statistician	261.295.907-68	Assistant Directors	Appointed Member	06/16/2010	Indefinite	Head of department and division	Yes
Renato Pereira Malher (DT)	48	Engineer	928.552.967-49	Board of Transmission Advisory	Appointed Member	06/18/2010	Indefinite	Head of department	Yes
Ruderico Ferraz Pimentel (PR)	66	Engineer	219.804.387-49	Superintendent Assistant of overseas operations	Appointed Member	06/14/2010	Indefinite	Director of Administration, Assistant to the President, Chief Advisor of Strategic Planning, President of Eletros, Councilor CEEE, Chairman and President of the Council Eletroacre Escelsa.	Yes

12.8.  Managers and supervisory board members:

a) Resumè, including: (i) main professional experiences over the past five years, including: company name, position and functions of the office, the company main activity in which such experiences occurred highlighting companies or organizations that are members (I) of the company’s economic group, or (II) members with direct or indirect participation, less than 5% of the same class or kind of securities of the Company, (ii) statement of all positions of management who hold or have held in companies.

Board of Directors:

Member: Márcio Pereira Zimmermann
a.i Resumè, containing the main professional experiences over the past five years.

Graduated in Electrical Engineering from Universidade Católica do Rio Grande do Sul, with a Master’s degree in Electrical Engineering from Pontificia Universidade Catolica do Rio de Janeiro. He is currently Minister of the Ministério de Minas e Energia previously served as Executive Secretary from 2008 to 2010 and Secretary of Energy Planning and Development of the Ministério de Minas e Energia from 2005 to 2008. In the Eletrobras system, Mr. Marcio Zimmerman was the Chief Engineering Officer of Eletrobras from 2001 to 2003 and Director of Research and Development of Cepel from 2003 to 2004.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years)

Didn’t held management positions in other public companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: José Antônio Corrêa Coimbra
a.i Resumè, containing the main professional experiences over the past five years.

Graduated in Civil Engineering from Universidade Federal do Pará, with a Masters degree in Production Engineering from Universidade Federal de Santa Catarina. He is currently Chief of Staff of the Ministério de Minas e Energia and has several published works in Brazil and abroad. In the Eletrobras system he was the Chief Engineering Officer at Centrais Elétricas do Norte do Brasil SA (Eletronorte), having worked at that company from 1977 until 2005. He was member to the Board of Director of Eletronorte from 2005 to 2008 and has held the same position at Centro de Pesquisa de Energia Elétrica (Cepel) from 1991 to 1993, and Previnorte from 1996 to 2003.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Wagner Bittencourt de Oliveira
a.i Resumè, containing the main professional experiences over the past five years.

Engineer, graduated from PUC / RJ in June 1974, with specialization in Finance and Capital Markets. President, CEO and advisor to companies in the private and public sectors, including the logistics, financial, mining, metallurgy and equipment. He has 20 years of executive experience. He was secretary of the Ministry of National Integration in 2001, superintendent of Sudene from 2000 to 2001, president of the Companhia Ferroviária do Nordeste from 1998 to 2000 and a director, superintendent and head of department and manager of many units of BNDES since 2005. He is the current director of the infrastructure departments and Basic Input of BNDES. Member of the Board of Directors of several companies, such as CADAM, Usiminas Mecânica and Eletrobras.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Luiz Soares Dulci
a.i Resumè, containing the main professional experiences over the past five years.

Professor of Portuguese Language and Literature. Currently part of the Economic Policy Board, the Board of Industrial Policy and the Council of Economic and Social Development of the federal government. From 1996 to March 2003, was chairman of Perseu Abramo de Estudos Econômicos, Políticos, Sociais e Culturais. From 1997 to 1998 he was Municipal Secretary of Culture of Belo Horizonte and, from 1993 to 1996, was Secretary to the Government of the Municipality of Belo Horizonte. He participated as full member in 1982, the Standing Committee on Education and Culture of the House of Representatives.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Virginia Parente de Barros
a.i Resumè, containing the main professional experiences over the past five years.

Post-Doctoral Degree in Energy-focused regulation, at USP, a Ph.D. in Finance and Economics at Fundacao Getulio Vargas in Sao Paulo, a Master in Business Administration from Universidade Federal da Bahia and a graduation in Economics from Universidade de Brasília. Experience over 12 years as an executive in the financial sector, acting in national and international investment banks such as Chemical Bank (now JP Morgan Chase), BankBoston and Banco Votorantim, among others. In the last years, as a professor at USP, has worked in teaching, research and extension, including consulting activities in the areas of Finance, Economics, Public Administration and regulation applied to issues of energy, environment and energy policy and security. She is president of Comitê Estratégico de Energia da Câmara de Comércio Brasil-EUA (AMCHAM) and member of Diretoria da Sociedade Brasileira de Planejamento Energético (SBPE), which brings together several universities and research centers in energy.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Lindemberg de Lima Bezerra
a.i Resumè, containing the main professional experiences over the past five years.

Federal public servant for 12 years, he is bachelor in Economics from Universidade do Rio Grande do Sul (1989-1993) and Master in Economics from Universidade de São Paulo (1994-996.) He is the Head of Cabinet of the National Treasury since June 2007. He also held the position of Economic Advisor-Tax in the National Treasury (1997-June 2007).

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.
Member: José da Costa Carvalho Neto
a.i Resumè, containing the main professional experiences over the past five years.

Electrical Engineer and Master in Electrical Engineering from Universidade Federal de Minas Gerais, José da Costa Carvalho Neto was assistant secretary of Energy and Mines of Minas Gerais in 1987 and chaired Companhia Energética de Minas Gerais (Cemig) from July 1998 to January 1999. Also in Cemig, which he joined as a trainee in 1966, he was the Chief Distribution Officer, from 1991 to 1997 and held some positions such as superintendent, head of Department and Division. He was professor of power plants at Pontifícia Universidade Católica de Minas Gerais from 1970 to 1977. In private, he held the positions of CEO at Arcadis Logos Energia, of member at the Board of Directors at Logos Engenharia e Enerconsult and director from Orteng Equipamentos e Sistemas.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Companhia Energética de Minas Gerais (Cemig)
Company’s Main Activities: generation, transmission and distribution of electricity.
Position: CEO
Period: from 07/1998 to 01/1999
Acquired by Eletrobras? No

Company: Companhia Energética de Minas Gerais (Cemig)
Company’s Main Activities: generation, transmission and distribution of electricity.
Position: Chief Distribution Officer
Period: from 1991 to 1997
Acquired by Eletrobras? No

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Arlindo Magno de Oliveira
a.i Resumè, containing the main professional experiences over the past five years.

Graduated in Economics at Universidade Federal Fluminense and many specialized courses in finance and capital markets. He began his career as an employee of Banco do Brasil, where he held management position. He also worked as Director of the pension fund of Banco do Brasil - Previ. Mr. Oliveira has extensive experience as a member of the Board of Directors in several major Brazilian companies, including the Brazilian Electricity Sector, where he was member of the Boards of Directors of COELBA, COSERN and CPFL.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Companhia de Eletricidade do Estado da Bahia – COELBA
Company’s Main Activities: Distribution and sale of electricity.
Position: Member of the Board of Directors
Period: from 1997 to 1999.
Acquired by Eletrobras? No

Company: Companhia Energética do Rio Grande do Norte - COSERN
Company’s Main Activities: Generation, transmission and distribution of electricity.
Position: Member of the Board of Directors
Period: from 1997 to 1998.
Acquired by Eletrobras? No

Company: CPFL – Energia S.A.
Company’s Main Activities: Generation, transmission and distribution of electricity.
Position: Member of the Board of Directors.
Period: from 1995 to 2003.
Acquired by Eletrobras? No

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Board:

Member: José da Costa Carvalho Neto – CEO
a.i Resumè, containing the main professional experiences over the past five years.

See "Board od Directors" in item 8.12

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

See "Board of Directors" in item 8.12

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

See "Board of Directors" in item 8.12

Member: José Antônio Muniz Lopes – Transmission Director
a.i Resumè, containing the main professional experiences over the past five years.

Graduated in Electrical Engineering from Universidade Federal de Pernambuco. It has notable expertise in the Brazilian electric sector, where he worked for over 30 years. Mr. José Antonio was named president of Eletrobras on March 6, 2008, and on March 4, 2008, was elected a member of the Board of Directors by the Annual General Meeting. He has already held several executive positions in the Eletrobras System: at Centrais Elétricas do Norte do Brasil SA (Eletronorte) he was the CEO and the Chief Planning and Engineering Officer from 1996 to 2003. At Companha Hidroelétrica do São Francisco SA (Chesf) he held the position of CEO, Chief Administration Offcier and of Chief Financial Officer from 1992 to 1993. Mr. Muniz also held the position of director at Departamento Nacional de Desenvolvimento Energético (DNDE) of Ministério de Minas e Energia, where he act in the Executive Secretariat.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Companhia Hidroelétrica do São Francisco S.A. (Chesf)

Company’s Main Activities: Generation and transmission of electricity.

Position: held positions of CEO, Chief Administration Officer and Chief Financial Officer

Period: from 1992 to 1993.

Acquired by Eletrobras? Yes.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Miguel Colasuonno – Chief Administration Officer
a.i Resumè, containing the main professional experiences over the past five years.

PhD in International Relations from Vanderbilt University (USA) and postgraduate in economics, specializing in International Trade and Foreign Exchange by Universidade de São Paulo. He was mayor of Sao Paulo from 1973 to 1975, president of Embratur (1980-1985) and of Sindicato dos Economistas do Estado de São Paulo (1986-1995), and he was an alderman in the chamber of São Paulo from 1992 to 2001 where he became president. Taught at the University of São Paulo in the last seven years and was appointed director in March 6, 2009.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Marcos Aurélio Madureira da Silva – Chief Distribution Officer
a.i Resumè, containing the main professional experiences over the past five years.

Degree in Electrical Engineering from Universidade Federal de Minas Gerais (UFMG), with a postgraduate degree in Economic Engineering from Fundação Dom Cabral and MBA in Business Administration from Ibmec. He worked for 27 years in Cemig, where he held various supervisory positions, occupying, in 1998, the board's distribution company. He also worked for ten years, at the Energisa group, where he held office on several boards, serving until April 2011 as Operations and Business irector of Energisa Soluções. Marcos Aurelio Madureira was also a member of the Board of Directors at Operador Nacional do Sistema Elétrico (ONS) from 1999 to 2000.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Companhia Energética de Minas Gerais - CEMIG
Company’s Main Activities: generation, transmission and distribution of electricity.
Position: supervision, distribuition board
Period: from 1984 to 2010.
Acquired by Eletrobras? No

b) Occurrence of any of the following events that occurred during the last 5 five years: (i) any felony conviction, (ii) any conviction in an administrative proceeding of the CVM and the penalties, and (iii) any conviction has become final, the ball judicial or administrative body, which has suspended or disqualified to practice in a professional or commercial activity whatsoever:

Nonexistent.

Member: Valter Luiz Cardeal de Souza – Chief Generation Officer
a.i Resumè, containing the main professional experiences over the past five years.

Electrical engineer and electronic engineer, graduated from Catholic University of Rio Grande do Sul, with specialization in Energy Engineering and Production Engineering. Mr. Cardeal is the Chief Engineering Officer of Eletrobras since January 14, 2003. He operates in the Power Sector for over 32 years, being employee of Companhia Estadual de Energia Elétrica - CEEE since 1971, where he held important management and technical functions, having been Director of the areas of Power Generation, Transmission and Distribution. At Departamento Nacional de Águas e Energia Elétrica - DNAEE, where he served from 1986 to 1994, he was the General Director Executive Assistant, Coordinator of the Construction and Application of Electric Power, and Coordinator/ Deputy Chief Financial Officer. Mr. Cardeal also holds the position of Chairman of the Board of Directors from Eletronorte and from Eletrobras CGTEE.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Armando Casado de Araujo – Chief Financial and Investor Relations Officer
a.i Resumè, containing the main professional experiences over the past five years.

Mr. Armando Casado de Araujo is graduated in Business Administration from Faculdade de Ciências Exatas, Administrativas e Sociais de Brasília, has several specialized courses in the financial area and more than 30 years of experience in the Brazilian Electric Sector. He has been working since 1977, in Eletrobras Eletronorte, where he was Superintendent and Assistant to the Chief Financial Officer. As an Eletrobras Eletronorte representative he was nominated to be Chief Executive Officer of the Integração Transmissão de Energia S.A, from 2006 to 2007. He has been working for Eletrobras since June 2008, performing the function of Assistant and Substitute of the Chief Financial Officer.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Fiscal Council:

Member: Danilo de Jesus Vieira Furtado
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in Social Communication by the Universidade Federal do Maranhão. He is an employee in the Banco do Brasil, serving the Federal Government. He was supervisor at Lightpar is currently Special Advisor to the Ministério de Minas e Energia - MME.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Edison Freitas de Oliveira
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in Business Administration from Fundação Getulio Vargas in São Paulo - SP. He was a member of the Fiscal Concil from the extinguished Comercializadora Brasileira de Energia Emergencial - CBEE. Mr. Oliveira was Special Advisor of Internal Control of the Ministério de Minas e Energia since 2000, he was Secretary of Internal Control of the Ministério da Educação e do Desporto from 1999 to 2000.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Charles Carvalho Guedes
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in System Analysis by the Universidade Católica de Brasília (1991), with specialization in Accounting by the Fundacao Getulio Vargas (1999). Since 1995, he is a public employee, acting as an Analyst of Finance and Control for the National Treasury Secretariat. Prior to being nominated Coordinator of the Federal Government’s shareholding, he held the position of Adviser to the National Treasury Secretariat, from 1998 to 2007. He was the fiscal advisor of several companies, such as: Banespa Serviços Técnicos e Administrativos S.A. (from 1998 to 2001), o Banco do Estado de Santa Catarina - BESC (from 2000 to 2004), the Centrais Ele´tricas Brasileiras S.A - Eletrobras (from 2004 to 2006 ) And Banco Nacional de Desenvolvimento Economico e Social - BNDES (from 2006 to 2010).

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Banco do Estado de Santa Catarina S.A. (BESC)
Company’s Main Activities: Banco Comercial Nacional
Position: Fiscal Advisor.
Period: from 2000 to 2004.
Acquired by Eletrobras? No.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Ana Lúcia de Paiva Lorena Freitas
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in civil engineering manufacturing, by the Universidade Católica do Rio de Janeiro, post-graduate in financial administration by the Fundação Getúlio Vargas in Rio de Janeiro and an MBA by COPPEAD / UFRJ. She held the position of Treasury Control Manager, Strategical Planning and Projects Financial Manager, Financial Manager of Supply Chain Financial Manager of the Marketing and Prices Department, and Assistant Treasury Financial Control at Souza Cruz (1998 - 2007) was an effective member of Supervisory Board of Fertilizers Heringer SA (2008), Deputy Member of the Supervisory Board of AES Tiete SA (from 2008 to 2010), alternate member of the Supervisory Board of Estacio Participacoes SA (from 2008 to 2010) and member of the Fiscal Council of the Centrais Elétricas Brasileiras S.A (from 2008 to 2010).

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Fertilizantes Heringer S.A.
Company’s Main Activities: Import, export, trade and industry of fertilizers, liming agricultural inputs in general and of soil.
Position: Member of the Board Directors
Period: 2008
Acquired by Eletrobras? No.

Company: AES Tiete S.A.
Company’s Main Activities: Generation, Transmission and Distribution of energy
Position: Member of the Board of Directors (deputy).
Period: from 2008 to 2010.
Acquired by Eletrobras? No.

Company: Estácio Participações S.A.
Company’s Main Activities: Participation, development and management of activities and institutions in the areas of tertiary education, vocational education and / or other areas related to education.
Position: Member of the Board of Directors (surrogate).
Period: from 2008 to 2010.
Acquired by Eletrobras? No.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.
Member: Ricardo de Paula Monteiro (deputy)
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in Economics, was employee of Eletrobras Eletronorte from 1979 to 2000, where he held several positions such as Head of Methods and Organization Department Head of Business Planning Department, Head of Communications Office of the Presidency. He is currently Special Advisor to the Minister of Mines and Energy.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Leila Przytyk (deputy)
a.i Resumè, containing the main professional experiences over the past five years.

She is bachelor in economics by the UnB-DF (2001) and concluded a specialized finance course by the Ibmec - Brasilia. In 2000, she participated in a public contest and was admitted to the Banco do Brasil. In 2002, she participated in a public contest and was admitted to the National Treasury. In his career at the Treasury she has worked in the fiscal area. She was project manager in the structured transactions management (from 2006 to 2008) of the coordinations of funds and fiscal operations, and currently is analyst of the sectorial studies management of the public investment coordination.

a.ii Statement of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Jairez Eloi de Souza (deputy)
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in Business Administration and has a Masters degree in Public and Enterprise Management by FGV. Experience of over 20 years in the personnel of the Minsitry of Mines and Energy, where he held several positions among others, coordination and supervision of the general administration department, general coordination of the Human Resources department, Ombudsman activities, coordination of external and internal affairs as Ombudsman, and advising to State Ministers.

Author of several articles and co-author of the book Guia de Direitos do Servidor (Orientações de A a Z).

Brasília-DF. 1991. DIN/MJ.

a.ii Indication of all positions of management who has engaged in public companies (including the period prior to 5 years):

Didn’t held management positions in other companies aside from Eletrobras.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

Member: Rodrigo Magela Pereira (deputy)
a.i Resumè, containing the main professional experiences over the past five years.

He is graduated in business administration by Wichita State University (1997). He worked at Banco Pactual from 1997 to 2000 as a commodities analyst and from 2000 to 2004 as a senior analyst for telecommunications. From 2004 to 2008 he worked at ARX Capital Management Ltd. as a senior analyst / portfolio manager in the property, consumption and bank sectors. From 2004 to 2008 he was a member of the supervisory board of Lojas Renner.

a.ii Statement of all positions of management who has engaged in public companies (including the period prior to 5 years):

Company: Lojas Renner
Company’s Main Activities:
Position: Supervisory board member
Period: from 2004 to 2008
Acquired by Eletrobras? No.

b) Occurrence of any of the following events over the last 5 five years: (i) any criminal condemnation, (ii) any condemnation in CVM’s administrative process and penalties apllied, and (iii) any condemnation passed into matter adjudged, judicially or administratively, which has suspended or incapacitated the person for any professional or commercial activity:

Nonexistent.

12.9   Marital relationships, marriages or second degree relatives, between:

a) Company's administrators

No occurrences

b) Company’s administrators and direct or indirect controlled companies’s administrators

No occurrences

c) Company’s or direct or indirect controlled companie’s administrators and company’s direct or indirect parent companies administrators

No occurrences

d) Company’s administrators and direct and indirect parent companies’s admonistrators

No occurences

12.10.  Subordination relations, service provision or maintained control in the past 3 fiscal years, between company’s administrators and:

a) controlled Company, directly or indirectly by the Company

Reporting relationships, control or service provision, between the Eletrobras directors and the controlled companies directly or indirectly by Eletrobras in the last three fiscal years, are described in item 12.8.a. (i). from this reference form.

b) Parent Company, directly or indirectly, of the Company

Reporting relationships, control or service provision, between Eletrobras directors and the Eletrobras controller (including Ministries, Departments and other agencies of the federal government) over the last three fiscal years, are described in item 12.8.a. (i ) of this reference form.

c) supplier, customer, Company’s debtor or creditor, from its subsidiary or parent companies, or subsidiaries or one of these persons, if relevant.

No occurrences

12.11.  Agreements (including insurance policies) establishing the payment or reimbursement of administrators incurred expenses of the repair of damage caused by third parties or to the Company, of penalties imposed by state agents and agreements in order to terminate administrative or judicial proceedings in their exercise of their functions:

Eletrobras has no agreements or insurance policies relating to payment or reimbursement of expenses incurred by the directors related to the repair of damage caused to third parties or Eletrobras.

12.12.  Other information deemed relevant by Eletrobras

Eletrobras reports that Virginia Parente, Eletrobras Board of Directors’ member is also Adviser on the ANACE – Brazil Board of Directors

13.       Administrators remuneration:

13.1.    Description of the remuneration policy or practice of the board of directors and statutory non-statutory, supervisory board, statutory committees and audit committees, risk, and financial remuneration, addressing the following aspects: a) policy goals or practice of compensation, b) composition of remuneration, including: (i) description of the remuneration elements and objectives of each one, (ii) what is proportion of each component in total compensation, (iii) methodology for calculating and adjustment of each component of remuneration, (iv) reasons for the remuneration composition.

a)    Objectives of remuneration policy or practice:

The policy objectives and compensation practices adopted by Eletrobras intended to remunerate its directors - statutory and non statutory - and advisers, taking responsibility, the time devoted to the role, competence and professional reputation and practices applied by the market for corporate of similar size to Eletrobras.

The remuneration policy aims to establish Eletrobras still a management compensation system that promotes the alignment of managers interests with those of shareholders.

There are no provisions in the Eletrobras Bylaws for granting option to purchase or subscribe for its shares without shareholders preemptive rights in favor of Eletrobras management and employees or natural persons providing services to Eletrobras or companies under its control. Eletrobras does not remunerate with shares.

b)    Remuneration composition, including:

i.              description of the remuneration elements and objectives of each one;

The fixing of directors, advisors and members of the Eletrobras Fiscal Council remuneration, follows an already established process which the overall amount is approved at the Eletrobras Annual General Meeting (AGM), considering the period from April of this year until March of the subsequent year.

The amount is previously sent by the Departamento de Coordenação e Controle das Empresas Estatais (DEST) of the Ministério do Planejamento, Orçamento e Gestão which defines the individual values and send to the National Treasury, which forwards as a vote suggestion for the approval of Eletrobras Annual General Meeting.

After its approval, this amount is included in the Minutes of the Eletrobras Annual General Meeting, which is public domain.

The dissemination and adoption of this amount follow the Law 6404/76 and regulations of regulatory agencies (DEST, CVM, etc.).
At the AGM to be held on June 6th, 2011 will set the total value of approximately U.S. $ 4.93 million.

Executive board:

In the case of members of the Board of Directors and Fiscal Council, the monthly fees are set at a tenth of the average monthly notice the Executive Officers (CEO and Directors), excluding amounts related to: holiday bonus, gratuity Christmas, profit sharing and results, supplementary private pension, allowance of transfer, group life insurance, funeral insurance, medical expenses, meal allowance and housing allowance as well as defray the cost of travel and accommodation necessary to perform the function director of administration and taxation.

Statutory Board:

The calculation takes into consideration in the case of the Chairman and Directors, the values for the monthly fees, vacation bonus, Christmas bonus, profit sharing and results, supplementary private pension, allowance transfer, group life insurance, insurance funeral, medical expenses, meal assistance and housing allowances, pursuant to Decree No. 3255 of November 19, 1999.

Supervisory board:

The remuneration of the Supervisory Board shall be 10% of the Executive Board.

            ii what  is the proportion of each component in total compensation;

There is no standard ratio, as each year the amount is sent by the Departamento de Coordenação e Controle das Empresas Estatais (DEST) under the Ministry of Planning, Budget and Management defines what the individual values and send to the National Treasury which in turn forwards under the form of a suggestion to vote for approval of the Annual General Meeting of Eletrobras.

        iii. method of calculation and adjustment of each remuneration component;

There is no single method of calculation and adjustment of remuneration, as each year the amount is sent by the Department of Coordination and Control of State Enterprises (DEST) under the Ministry of Planning, Budget and Management, which defines the individual values and send to the Treasury National which, in turn, forwards the form of a suggestion to vote for resolution of the Annual General Meeting of Eletrobras.

        iv. reasons for the remuneration composition;

The composition of the Eletrobras director’s remuneration attached to an alignment of remuneration practices applied by the market for companies of similar size to Eletrobras.

c) main performance indicators that are taken into account in determining each compensation  element;

Values are linked to negotiation and approval of the Department of Coordination and Governance of State Owned Enterprises (DEST).

d) how compensation is structured to reflect the evolution of performance indicators, and

Values are linked to negotiation and approval of the Department of Coordination and Governance of State Owned Enterprises (DEST).

e) as the policy or practice of compensation aligns the interests of the issuer of short, medium and long term

The remuneration of the Board of Directors of Eletrobras seeks to promote the recognition and alignment of strategies for short, medium and long term Eletrobras.

f) existence of compensation supported by subsidiaries, or direct or indirect controlling

Not practiced.

g) existence of any compensation or benefits linked to the occurrence of certain corporate event such as the sale of Company’s corporate control

Not practiced.

13.2.    Compensation recognized in earnings for the past 3 fiscal years and planned for the board of directors, statutory board and the supervisory board current fiscal year:

To avoid duplication, the computed values as compensation for members of the board are deducted from the remuneration of directors who may also be part of that organ.

Fiscal Year to be completed in 2011:

2011	Governing Body	Executive Board	Supervisory Board	Total
Number of members	9	6	4	19
Annual remuneration (in R$)
Wage and pro-labor		2.,60,000.00		2,660,000.00
Directors Bonus		220,000.00		220,000.00
Direct and indirect benefits (discriminate)
Food assistance
Pensions
subsistence allowance
Medical reimbursements
Life insurance
Total		1,005,000.00		1,005,000.00

Committee participation	386,000.00		191,000.00	577,000.00
Others (housing assist.)

Bonus
Participation in results		463,000.00		463,000.00
Remuneration for attending meetings
Commission
Others
post-employment
End of position
Based on shares
Total value of remuneration (in R$) by court	386,000.00	4,348,000.00	191,000.00	4,925,000.00

Fiscal Year to be completed in 2010:

2010	Governing Body	Executive Board	Supervisory Board	Total
Number of members	8	6	4	19
Annual remuneration (in R$)
Wage and pro-labor	-	2,520,000.00	-	2,520,000.00
Directors Bonus		210,000.00		210,000.00
Direct and indirect benefits (discriminate)
Food assistance
Pensions
subsistence allowance
Medical reimbursements
Life insurance
Total		157,500.00		157,500.00

Committee participation	455,000.00	-	227,500.00	682,500.00
Others (housing assist.)

Bonus	-	-	-	-
Participation in results	-	378,000.00	-	378,000.00
Remuneration for attending meetings	-	-	-	-
Commission	-	-	-	-
Others	-	-	-	-
post-employment	-	-	-	-
End of position	-	-	-	-
Based on shares	-	-	-	-
Total value of remuneration (in R$) by court	455,000.00	3,265,500.00	227,500.00	3,948,000.00

Fiscal Year to be completed in 2009:

2009	Governing Body	Executive Board	Supervisory Board	Total
Number of members	8	6	4	18
Annual remuneration (in R$)
Wage and pro-labor		2,331,138.72		2,331,138.72
Directors Bonus		222,372.11		222,372.11
Direct and indirect benefits (discriminate)		74,782.26		74,782.26
Food assistance
Pensions		40,485.00
subsistence allowance		95,699.91
Medical reimbursements	-	-	-
Life insurance		12,078.72
Total	-	-	-	-
		148,263.63		148,263.63
Committee participation
Others (housing assist.)	323,764.26	-	180,781.96	504,546.22
		64.800,00		64.800,00
Bonus
Participation in results	-	-	-	-
Remuneration for attending meetings	-	242,244.72	-	242,244.72
Commission	-	-	-	-
Others	-	-	-	-
post-employment	-	-	-	-
End of position	-	-	-	-
Based on shares	-	-	-	-
Total value of remuneration (in R$) by court	-	-	-	-
Number of members	323,764.26	3,083,601.44	180,781.96	3,588,147.66

Fiscal Year to be completed in 2008:

2008	Governing Body	Executive Board	Supervisory Board	Total
Number of members	8	6	5	19
Annual remuneration (in R$)
Wage and pro-labor		1,838,536.95		1,838,536.95
Directors Bonus		173,729.43		173,729.43
Direct and indirect benefits (discriminate)		186,994.20		186,994.20
Food assistance
Pensions		34,223.50
subsistence allowance		79,363.01
Medical reimbursements	-	66,250.35	-
Life insurance		1,495.99
Total	-	-	-	-
		181,332.85		181,332.85
Committee participation
Others (housing assist.)	284,010.29	-	167,544.23	451,554.52
		55.473,33		55.473,33
Bonus
Participation in results	-	-	-	-
Remuneration for attending meetings	-	188,762.94	-	188,762.94
Commission	-	-	-	-
Others	-	-	-	-
post-employment	-	-	-	-
End of position	-	-	-	-
Based on shares	-	-	-	-
Total value of remuneration (in R$) by court	-	-	-	-
Number of members	284,010.29	2,624,829.70	167,544.23	3,076,384.22

_____________________________________________

¹ Value refers to food aid, private pensions, allowances, reimbursements, among other benefits.

² Refers to housing benefit and child benefit ACT.

13.3.  Regarding the variable remuneration of the past three fiscal years and planned for the current fiscal year related the board of directors, the statutory board and the supervisory board, elaborate a table with the following contents: a. Body b. membership c. regarding bonuses: (i) provided for minimum compensation plan, (ii) the maximum specified in the compensation plan, (iii) planned amount of compensation, if the targets were achieved, and (iv) the amount actually recognized in income for the three fiscal years; d. regarding participation in the outcome: (i) provided for minimum compensation plan, (ii) the maximum specified in the compensation plan, (iii) planned amount of compensation, if the targets were achieved, and (iv) value effectively recognized in the past 3 financial years:

Participants of the Board of Directors and the Supervisory Board do not receive Eletrobras
Bonuses.

Members of the Eletrobras Executive Board receive as variable compensation only profit sharing (PLR). The amount paid of profit sharing does not have a predetermined minimum or maximum value, because it is tied to achieving goals.

The goals are set during the negotiations of the Collective Bargaining Agreement between the
Eletrobras and the labor unions and also in accordance with the financial results submitted by the organization in the fiscal year.

To calculate the PLR in recent years was considered the total of two payrolls in the month of December, thus, the distribution of 30% uniformly for all employees, directors and 70% required and individualized.

The amount of profits attributed to the statutory board, effectively recognized in income in the fiscal years ended December 31, 2008, 2009 and 2010 was R $ 188,762.94 R $ 242,244.72 and $ 444,800.44 respectively R ..

Corresponds to the fiscal year ended December 31, 2009 ¹
Agency	Board of directors	Executive board	Supervisory Board	Total
Number of members	-	-	-	-
Bonus	-	-	-	-
Minimum expected in remuneration plan	-	-	-	-
Maximum expected in remuneration plan	-	-	-	-
Amount planned in remuneration if targets were met.	-	-	-	-
Regarding the sharing profit	-	-	-	-
Minimum expected in remuneration plan	-	-	-	-
Maximum expected in remuneration plan		242,244.72
Amount planned in remuneration if targets were met.	-	-	-	-

Note:

1.  Statutorily, the Board of Directors and Fiscal Eletrobras are integrated, respectively, by 10 and 5 members. The President of the Company is also a member of the Board.

Corresponds to the fiscal year ended December 31, 2010¹
Agency	Board of directors	Executive board	Supervisory Board	Total
Number of members	-	-	-	-
Bonus	-	-	-	-
Minimum expected in remuneration plan	-	-	-	-
Maximum expected in remuneration plan	-	-	-	-
Amount planned in remuneration if targets were met.	-	-	-	-
Regarding the sharing profit	-	-	-	-
Minimum expected in remuneration plan	-	-	-	-
Maximum expected in remuneration plan		444,800.44
Amount planned in remuneration if targets were met.	-	-	-	-

Note:

1.  Statutorily, the Board of Directors and Fiscal Eletrobras are integrated, respectively, by 10 and 5 members. The President of the Company is also a member of the Board.

Corresponds to the fiscal year from January to April, 2011
Agency	Board of directors	Executive board	Supervisory Board	Total
Number of members	9	6	4	19
Bonus	-	-	-	-
Minimum expected in remuneration plan	-	-	-	-
Maximum expected in remuneration plan	-	-	-	-
Amount planned in remuneration if targets were met.	-	-	-	-
Regarding the sharing profit	-	-	-	-
Minimum expected in remuneration plan	-	-	-	-
Maximum expected in remuneration plan		463,050.00²
Amount planned in remuneration if targets were met.	-	-	-	-

Notes:

1. Statutorily, the Board of Directors and Fiscal Eletrobras are integrated, respectively, by 10 and 5 members. The President of the Company is also a member of the Board.

2. The wages from  January to April/2010 will be subject to the approval of the Shareholders' Meeting to comprise the period May to December 2010.

13.4.    Compensation plan based on what the board and board bylaws in force in the last fiscal year and anticipated for the current fiscal year: a) Terms and conditions b) Main objectives of the plan, c) How the plan contributes to these goals; d) How the plan fits into the Company's remuneration policy; e) How the plan aligns the interests of the directors of the Company and the short, medium and long term; f) Maximum number of shares covered g) Maximum of options to be granted; h) Conditions for acquisition of shares i) Criteria for setting the purchase price or exercise; j) Criteria for setting the period of exercise; k) Form of settlement, l) Restrictions on transfer of shares; m) Criteria and events that, when checked, will cause the suspension, modification or termination of the plan; en) Effects of outgoing administrator of the Company's bodies about their rights under the plan of share-based compensation.

The Company does not stock-based compensation.

13.5.    Shares or shares held directly or indirectly, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Company, its controlling direct or indirect subsidiaries or under common control, by members of the board of directors statutory or supervisory board grouped by organ, the closing date of the last fiscal year:

To avoid duplication, if the person is a member of the Board and the Executive Board, the securities held by it are published exclusively in the amount of securities held as a member of the board.

Board of directors
Stocks specifics	Quantity
FGTS Shares	-
Common shares	517
Preferential shares	-

___________________________

* Number of shares held by directors after the Annual General Meeting 2010 (compared with 420 shares held by directors at 31 December 2009). Includes the share held by the CEO as a member of the Board of Directors of the Company.

Executive Board
Stocks specifics	Quantity
FGTS Shares	-
Common shares	101
Preferential shares	-

____________________________

* Doesn’t include share held by the CEO as a member of the Board of Directors of the Company.

Supervisory Board
Stocks specifics	Quantity
FGTS Shares	-
Common shares	-
Preferential shares	-

13.6.    Regarding stock-based compensation recognized in earnings for the past 3 fiscal years and planned for the current fiscal year, the board of directors and statutory board: a) Body b) number of members c) in relation to each grant options to purchase shares, (i) the date of grant, (ii) the amount of options granted, (iii) the period for which the options become exercisable (iv) deadline for exercising the options, (v) within restriction on transfer of shares, (vi) Weighted average exercise price of each of the following groups of options: (I) open at the beginning of the fiscal year, (II) lost during the fiscal year, (III) conducted during the year social, (IV) expired during the fiscal year; d) fair value of options on the grant date, and e) potential dilution in the event of exercise of all options granted:

The Company does not stock-based compensation.

13.7.    For options outstanding board of directors and the board office at the end of last fiscal year: a) Body b) number of members c) in relation to non-exercisable options, (i) quantity, (ii) the date that will become exercisable, (iii) the maximum period for exercise of options, (iv) the period of restriction on transfer of shares, (v) weighted average duration of exercise, (vi) fair value of options on the last day of the fiscal year, and d) in respect of options exercisable, (I) amount, (II) deadline for exercising the options, (III) period of restriction on transfer of shares, (iv) weighted average exercise price, (V) fair value of options at the last day of the fiscal year, (VI) of the total fair value of options on the last day of the fiscal year:

The Company does not stock-based compensation.

13.8. For options exercised and shares delivered on stock-based compensation of the board of directors and the statutory board in the past 3 financial years: a) Body b) number of members c) in respect of options exercised: (i) number of shares, (ii) the weighted average exercise price and (iii) the total difference between the exercise value and market value of shares related to options exercised, and d) in relation to shares issued to inform: (i) number stock, (II) the weighted average price of acquisition, and (iii) the total value of the difference between purchase price and market value of shares purchased:

The Company does not stock-based compensation.

13.9.    Information necessary for understanding the data disclosed in items 13.6 to 13.8 (inclusive pricing method the value of shares and options), indicating: a) pricing model, b) data and assumptions used in pricing models, including the average price weighted stock, exercise price, expected volatility, maturity of the option, expected dividends and interest rate risk-free, c) method used and the underlying assumptions to incorporate the effects of expected early exercise; d) means of establishing expected volatility, and e) if any other features of the option was incorporated into the measurement of fair value:

Not apply.

13.10.  Regarding pension plans in force granted to members of the board and executive officers, include the following information:

Eletrobras has a pension plan for the members of the Executive Board and do not include members of the Board of Directors.

a) agency;

Board.

b) number of members;

6 (six).

c) plan name;

Fundação Eletros (5); and Previnorte (1).

d) number of directors who is qualified for retirement;

Given that the Directors of Eletrobras can be removed from office at any time by decision of the Shareholders Meeting, we should not contemplate the amount or conditions of early retirement.

e)conditions for early retirement;

Given that the Directors of Eletrobras can be removed from office at any time by decision of the Shareholders Meeting, we should not contemplate the amount or conditions of early retirement.

f)present value of accumulated contributions in the pension plan until the end of last fiscal year, less the portion relating to contributions made directly by the board;

Fiscal Year ended December 31st, 2010:	Board of directors
303,895.90

g) total accumulated value of contributions made during the last fiscal year, less the portion relating to contributions made directly by the board;

Fiscal Year ended December 31st, 2010:	Executive Board
128,832.98

h) If there are early rescue and its conditions:

Pension plans Eletrobras have specific rules and conditions for early redemption, among them the possibility of redemption only part of the contributions made by participants.

By way of illustration, one can cite Article 27 of the Rules of the Eletrobras DC plan:

"The participant, by requiring the granting of Scheduled Monthly Income Benefit, you may request that up to 25% (twenty five per cent) of the initial value in the Global Individual Account will be paid at once, with the consequent reduction in the balance be received as Monthly Income Benefit Scheduled "(Emphasis added.)

The anticipation of retirement benefit cannot be interpreted as the Instituto de Resgate, since the option to redeem the accumulated balance can only be given during the shutdown of the participant's benefit plan to which it is bound.

If the participant remain linked to the plan, it is unnecessary to speak of redemption, because this right (to rescue up to 25% of reservation value of the participant) will only be granted if and only if, this same participant becomes seen that very act .

Finally, the anticipated receipt necessarily contemplate the total cumulative balance, included the values contributed by the participant and the sponsor.

The cancellation of registration of the participant, when the disruption of established working relationship with the sponsor, where such cancellation occurs before the same be in enjoyment of benefits offered by Monthly Income Plan gives rise to the rescue in the form of payment single or in installments at the option of the participant, less the income tax due, and are entitled cumulatively, to:

I - redemption of the contributions of its sole responsibility, and resources from portability, made in open pension plan, as the balances of Accounts Basic and Additional Participant, and

II - the recovery of part of the balances of Accounts Primary Sponsor, corresponding to 1% (one percent) per month link to the Plan, on condition of participating, as at the end of that bond, to the maximum 90% (ninety percent).

In the case of self-sponsored participant, the shares shed the Pension Plan shall be construed in any situation, as contributions from the participant, being deducted from the same plots for the funding of benefits and administrative non-programmable in the Plan of costing.

A participant's request, the electricity can take the form of restitution in installments and may not exceed the period of twelve (12) months, focusing on a monthly basis on the outstanding balance, monetary based on the indices of variation of RUE (Reference Unit Eletros - varies according to the INPC) and interest at 6% (six percent) per year.

The portion of the balance of the Primary Sponsor, which is not subject to redemption, is counted in the welfare program, defining its use in the annual funding plan approved by the Advisory Board and based on actuarial demonstration.

The figures come from the portability of this plan, made in open pension plan administered by a body of open pension funds or insurance company, will be recorded as the participant contributions, excluding those features of the collection of administrative fees at the time of admission, and providing at the same redemption values ported.

The figures come from the portability of this plan, made in the plan administered by a closed pension funds are not subject to redemption, and can only be ported to another pension plan, managed by being open or closed, or converted to benefit in this Plan .

The participant, who has their employment relationship severed, may choose to maintain their enrollment in the Plan, since it takes, beyond it, the normal contribution payable by its sponsor base, established in the funding plan in place in the month of competence.

13.11.  Display of items in the table below, for the past 3 fiscal years, for the Board, statutory board and supervisory board:

Year ending in 2010	Board of directors	Executive Board	Supervisory Board
Number of members	9	6	4
highest personal income(R$)	None*	None*	None*
lowest personal income(R$)	None*	None*	None*
Average personal income (R$)	50,555.50	544,250.00	56,785.00

(*)Value fees are identical for all Executive Board and Board of Directors and Audit Committee.

Year ending in 2009	Board of directors	Executive Board	Supervisory Board
Number of members	9	6	4
highest personal income(R$)	None*	None*	None*
lowest personal income(R$)	None*	None*	None*
Average personal income (R$)	40,470.50	513,933.60	45,195.49

(*)Value fees are identical for all Executive Board and Board of Directors and Audit Committee.

Year ending in 2008	Board of directors	Executive Board	Supervisory Board
Number of members	9	6	4
highest personal income(R$)	None*	None*	None*
lowest personal income(R$)	None*	None*	None*
Average personal income (R$)	35,501.30	437,471.60	33,508.80

(*)Value fees are identical for all Executive Board and Board of Directors and Audit Committee.

13.12.  Contractual arrangements, insurance policies or other instruments that are structured mechanisms for remuneration or compensation for directors in case of removal from office or retirement (including financial implications for the Company):

Not practiced.

13.13.  Percentage of total remuneration of each agency recognized on the Company relating to members of the board, the statutory board or supervisory directors who are parties related to the control, direct or indirect, as defined by accounting rules that deal with this subject:

Not practiced.

13.14.  Amounts recognized on the Company as remuneration for members of the board, the statutory board or the supervisory board, grouped by organ, for any reason other than the function they occupy, such as commissions and advisory services or advice provided:

Not practiced.

13.15.  Amounts recognized in income for the three fiscal years for drivers, direct or indirect, of companies under common control of subsidiaries of the Company, as remuneration for members of the board, the statutory board or the supervisory board of the company, grouped by organ, specifying in what respect such values were assigned to these individuals:

Not practiced.

13.16.  Other information that the Company deems relevant:

All information relevant and pertinent to this topic was published in the items above.

14. HUMAN RESOURCES

14.1.  Company’s Human Resources:

a) number of employees (total, by groups based on activity performed and by geographical location)

On December 31, 2010, Eletrobras and its subsidiaries had 30,708 employees assigned operational and administrative areas.

The evolution of the staff of Eletrobras in 2008, 2009 and 2010 is outlined below:

Company	Local	Activity	Number of employees
			2010	2009	2008
Eletrobras	Rio de Janeiro	Operational	-	0	0
		Administrative	1,412	1,053	1,165
	Distrito Federal	Operational	-	0	0
		Administrative	43	19	17
	TOTAL	Operational	-	0	0
		Administrative	1,455	1,072	1,182

CGTEE	Rio Grande do Sul	Operational	555	433	405
		Administrative	135	132	92

Furnas	Rio de Janeiro	Operational	1,471	1,407	1,407
		Administrative	1,126	1,128	1,102
	Distrito Federal	Operational	153	151	155
		Administrative	16	15	14
	Mato Grosso	Operational	16	18	18
		Administrative	0	0	0
	Minas Gerais	Operational	734	691	681
		Administrative	62	60	59
	Parana	Operational	197	196	197
		Administrative	5	5	4
	Tocantins	Operational	14	15	15
		Administrative	0	0	0
	Espírito Santo	Operational	68	64	68
		Administrative	5	5	5
	Roraima	Operational	19	8	3
		Administrative	0	0	0
	Goias	Operational	293	296	298
		Administrative	16	12	12
	São Paulo	Operational	595	580	574
		Administrative	111	107	112
	TOTAL	Operational	3,565	3,426	3,416
		Administrative	1,341	1,332	1,308

Eletrosul	Santa Catarina	Operational	864	1,015	1,059
		Administrative	589	565	524

Chesf	Pernambuco	Operational	1,603	1,663	1,595
		Administrative	1,144	1,209	1,184
	Ceará	Operational	302	343	332
		Administrative	64	81	82
	Piaui	Operational	254	255	253
		Administrative	104	105	104
	Bahia	Operational	1,337	1,208	1,194
		Administrative	830	771	791
	TOTAL	Operational	3,496	3,469	3,374
		Administrative	2,142	2,166	2,161

Eletronorte	Distrito Federal	Operational	555	218	223
		Administrative	1,022	1,007	1,049
	Acre	Operational	137	152	162
		Administrative	30	9	3
	Amapá	Operational	174	208	211
		Administrative	32	2	1
	Maranhão	Operational	298	360	356
		Administrative	77	46	43
	Mato Grosso	Operational	202	210	200
		Administrative	37	23	21
	Rondônia	Operational	236	265	260
		Administrative	48	33	27
	Roraima	Operational	39	49	40
		Administrative	20	16	14
	Tocantins	Operational	52	66	67
		Administrative	17	17	17
	São Paulo	Operational	5	0	0
		Administrative	1	6	5
	Pará	Operational	653	780	787
		Administrative	188	125	126
	Amazonas	Operational	11	8	8
		Administrative	16	0	0
	TOTAL	Operational	2,362	2,316	2,314
		Administrative	1,488	1,284	1,306

Eletronuclear	Rio de Janeiro	Operational	2,544	2,029	1,198
		Administrative	1,308	279	245

Distribuição Roraima	Roraima	Operational	148	153	144
		Administrative	147	141	141

Distribuição Piaui	Piaui	Operational	683	689	580
		Administrative	647	661	640

Amazonas Energia	Amazonas	Operational	1,708	1,931	2,066
		Administrative	592	371	220

Distribuição Alagoas	Alagoas	Operational	489	736	652
		Administrative	770	520	574

Distribuição Acre	Acre	Operational	110	114	100
		Administrative	157	158	136

Distribuição Rondônia	Rondônia	Operational	380	374	367
		Administrative	368	370	386

Itaipu Binacional	Paraná	Operational	1,001	501	486
		Administrative	2,164	1121	1142

TOTAL		Operational	17,905	17,186	16,161
		Administrative	12,803	10,172	10,057
		TOTAL	30,708	27,358	26,218

______________________________

b) number of outsourced (total, by groups based on activity performed and by geographical location)

Although Eletrobras is not able to hire contract employees on December 31, 2009 and 2008, subsidiaries of Eletrobras as Eletronorte Eletronuclear and Furnas, 7502 and employed 7,744 employees hired, and in 2010 respectively, Eletronorte and Furnas 2069 employed to meet with the rules established by the Brazilian Government during the PND.

Outsourced employees are hired Eletronorte in Brasilia, as are those hired by Furnas in Rio de Janeiro.

In Eletronuclear in 2010, did not appear more employees hired without public tender.

Companies listed signed a TAC with the Ministry of Labor to replace these contractors to gazetted employees within the year 2012.

c) turnover rate

The turnover rate of Eletrobras for the year 2010, 2009 and 2008 was approximately 8.64, 10.01% and 10.82% respectively, considering only the Eletrobras employees. But the overall turnover rate, one that considers the Eletrobras and controlled employees, was 2.60% in 2010.

d)Eletrobras exposure to liabilities and labor contingent

On 31st, December 2010 the total labor contingencies of Eletrobras is R$ 6.1 million without considering the amounts provided.

For more information about the Eletrobras exposure to liabilities and contingencies, see sections 4.3 and 4.7 of this Reference Form.

14.2.  Significant changes occurred regarding to disclosed numbers in the 14.1 above:

The difference of Eletrobras employees in the period of 2008 unti l2010 is explained by Ordinance No 19, October 14th, 2008, which increased the maximum number of staff, approved by the Departamento de Coordenação e Controle das Empresas Estatais - DEST to Centrais Elétricas Brasileiras SA - Eletrobras to 1206 (one thousand two hundred and six) employees.

In 2010, at Eletrobras Holding, there were 43 admissions with 148 dismissals from public tenders and employees pardoned.

Regarding the group outsourced employees, the variations resulting from the contracting of continuous services and quality of life services in 2008. In 2009 and 2010 were contracted providers of executive office, maintenance of computer network, in addition to cleaning services, building maintenance, reception and property security.

14.3.  Policies on remuneration of employees of the Company, stating:

a) policy on payments and variable remuneration

Eletrobras considers its policy of people management as part of its business strategy. Therefore, a transparent management practices, in which the main focus is the continued enhancement and development of talents.

The Eletrobras people management department keeps focus on having it in their professional ethical, qualified and willing to face and overcome challenges. Search conditions to encourage the continued development of all employees through training programs, professional development and qualification, and offer a variable compensation tied to achieving goals and results.

As a mixed economy company, Eletrobras cannot hire employees without a public tender. A tender involves the publication of an edict establishing the salary depending on the position to be filled by that contest. Thus, each position has a different pay strictly related to the announcement of the competition in question.

Eletrobras in 2010, and deployed a unified Career Planning and Compensation for all companies with emphasis on merit.

Eletrobras offers its employees through the collective bargaining agreement a profit sharing plan based on achieving targets. These goals are set annually after negotiations with labor unions and the approval of the Brazilian Government. Beyond that the laws provide that when dividends reach 6% of the capital stock, the General Meeting may set percentages or bonuses on account of profits for the Eletrobras administration.

b) benefits policy

Eletrobras offers the following benefits to its employees:

Assistive

(i) Food paid: to pay for meals (food stamps) and / or acquisition of food (food stamps), via magnetic card;

(ii) Transportation: to move the employees between his residence and workplace;

(iii) Additional Time in Service: amount paid in the form of Annual Bonuses and calculated according to length of service to Eletrobras;

(iv) Preschool refund: reimbursement of expenses for preschool children with legal dependents of employees employed and Eletrobras;

(v) Group Life Insurance:  benefit that aims to guarantee the payment of compensation in case of death or loss occurrence, provided in the policy, with the employee;

(vi) Funeral Assistance: profit that aims to guarantee a predetermined value in case of death;

(vii) Graduation Expense (valid only for graduates not employed) for the reimbursement of expenses to undergraduate (tuition) for those employees who do not have high level, as the aim of encouraging personal development, and

(viii) Partnerships with Schools and Universities: Eletrobras has several partnerships with schools and universities to provide the employee and / or their dependents discount on monthly charges the employee or other person designated by it.

Pensions plans

A pioneer in having a private pension plan since 1971, when Foundation was established Eletrobras Social Security ("Eletros"), a private legal entity, nonprofit, Eletrobras has a plan that seeks to guarantee the tranquility of their employees, the balance of your income and maintain your standard of living after retirement. Each of the other companies within the Eletrobras has its own pension fund.

Health and Life Quality

 (i) Health plan for all employees and dependents without payment of tuition: for partial coverage of medical expenses, dental and hospital and drug costs, prescription of all employees and their dependents, nominated;

(ii) Occupational medical examinations, performing a set of medical exams, yearly, in specialized private clinics check-up at no cost to the employee, aimed at early detection and disease prevention, monitoring their health besides improving quality of life;

(iii) Psychoeducational care provided to employees or dependents with special needs: reimbursement of expenses specialized pedagogical education, including tuition, fees, rate of material, transportation, uniform, and treatment of speech therapy, psychology and physiotherapy. It also provides for participation in extracurricular activities such as gymnastics, swimming and computers;

(iv) Health Programs: The actions are part of the "Healthy Eletrobras" is aimed at health promotion and disease prevention for employees;

(v) Prevention campaigns and health education, information made available through leaflets, conferences, publications and radio on the intranet Eletrobras, aiming to contribute to the search for disease prevention and the practice of healthy living habits. Among the main campaigns are: the influenza vaccination, the World Day Against Tobacco, the prevention of Dengue and Hypertension;

 (vi) Medical care: During business hours, Eletrobras provides, through the Division of Health, emergency services and emergency care in their clinics and emergency stations, and

 (vii) Work safety and occupational health activities related to the safety of company employees and employees in general with the Eletrobras.

Occupational Health and Safety

1. Identification of risks related to work.

The OHS management system identifies and monitors the risks of work. Companies Eletrobras keeps doing regular hazard identification and monitoring enterprise-level consolidation as a tool of management.

The identification of risks related to the work is done quarterly by generation companies and transmission of Eletrobras. Holding identifies risks related to work once a year. According to Brazilian law, all companies Eletrobras has a legal obligation to provide information annually about the risks related to work and take precautions when necessary. The objective of the Environmental Risk Prevention Program (PPRA), are identified, evaluated and neutralized the potential risk of accidents / illnesses and / or unfavorable conditions in the process and / or work environment, making it known to employees and adopting the necessary measures in order safe and healthy working environment. The objective of the Environmental Risk Prevention Program (PPRA) is the preservation of health and physical integrity of workers through the anticipation, recognition, evaluation and consequent control of the occurrence of environmental hazards that exist or will exist in the workplace, taking into addressing the protection of environment and natural resources. The methodology to be applied to the development of work under this PPER is to monitor the activities performed by workers in the field, inspections of facilities and collection of information from supervisors and individual workers, risk identification and application of techniques environmental assessment in situations where there is need for quantification of the agents to determine the effectiveness of measures adopted or adopt new measures of control, with the goal of eliminating or neutralizing the hazards found. In quantitative and qualitative assessment of risk agents Desktop involve all employees and contractors who perform activities on the premises of Eletrobras.

All companies have a Eletrobras Internal Commission for Accident Prevention - CIPA. The mission of CIPA is to prevent accidents and work-related diseases in order to make it compatible to work with the preservation of life and the promotion of occupational health. And once a year, at least, there is an International Week of Prevention of Accidents - SIPAT.

2. System of risk management at work.

Companies Eletrobras ensure the effective management (e.g. assessment, mitigation and prevention) of risks at work, following the Brazilian legislation and maintains safety management and occupational health. Companies Chesf Eletronorte and Furnas, are in the process of implementing the management system based on OHSAS 18001 and was approved in 2010 that all companies can adapt to the implementation of this management system.
We have the company Itaipu, for example, who works in prevention, including activities related to the preliminary risk analysis (PRA), the development of planned activities in the areas of maintenance and operation. Practice that still prevents the application of PCMSO - Medical Control Program and Occupational Health.
Furnas, for external verification in Health, Safety and Welfare is developing the Integrated Management System including Quality - ISO 9001, Environment (ISO 14001), Labor, Health and Safety (OHSAS 18001), for all areas of corporate services.

3. Education for occupational risks.

Companies Eletrobras provide training to ensure the prevention of work risks or hazards to occupational health throughout the organization.
The personal protective equipment (PPE) are provided by the companies Eletrobras, considering the requirements of durability and comfort in accordance with Brazilian law to all employees who are required to use them in hazardous areas.

Companies offer training for various types of risk in accordance with Regulatory Standards, such as NR 10 - Security in Facilities and Services in Electricity.

As an example, Furnas, which has a training system, established since 2009, and other companies with a training department that annually plan actions in the area of occupational safety and health.

Thus, the SESMT, seeks to meet the needs of all areas of the company in relation to dissemination and training for the prevention of risks at work and occupational health risks, including seminars and external training.

4. Frequency rate of accidents and fatalities and Employees.

Frequency Rate	Unit	2007	2008	2009	2010
Employees	Nº/million worked hours	1.63	1.37	1.15	1.09
Data coverage:	Percent:	100%	100%	100%	100%

Fatalities	Unit	2007	2008	2009	2010
Employees (work-related fatalities)	Nº fatalities	1	0	1	0

To ensure the integrity of its employees, national standards and guidelines are followed and adopted by enterprises Eletrobras. Among them are the Regulatory Norms (NR No. 04, 05, 06, 07, 09:10, 23:26 32) Pension and Professional Profile (PPP), which is a historical work on the individual exposure of workers to harmful agents, according model established by the National Social Security Institute (INSS). In Eletrobras companies are established guidelines that guide its employees over the requirements of work safety and occupational health. In general, employees are provided support services for medical and psychological care. Regarding security in the work environment, policies and internal regulations of companies meet the legal requirements with appreciation the activities of the Internal Commission for Accident Prevention - CIPA and the Ergonomics Committee. Reduce the number of accidents by not having more occurrences is the goal for companies, in addition to increasing proportional to the quality of life improvements for employees, focusing on the performance of health programs developed.

c) characteristics of the plans for stock based compensation of non-family managers, identifying: (i) a group of beneficiaries, (ii) the conditions for exercise, (iii) the exercise price, (iv) exercise period, and (v) amount of actions committed by the plan

Eletrobras does not have an option plan to purchase shares.

14.4.    Relations between the company and labor unions:

Most of  Eletrobras employees is affiliated to labor unions. The main labor unions that represent theemployees are: Federação Nacional dos Urbanitários, Federação Nacional dos Engenheiros, Federação Interestadual de Sindicatos e Engenheiros, Federação Nacional de Secretárias e Secretários, Federação Brasileira dos Administradores, Sindicato dos Trabalhadores nas Indústrias de Energia Elétrica de São Paulo, Sindicato dos Eletricitários de Furnas e DME e Sindicato dos Eletricitários do Norte e Noroeste Fluminense. The relationship with employees is regulated by collective agreements signed with these labor unions and the Associação dos Empregados da Eletrobras, which are renegotiated each year in May, the base date of category, with quarterly monitoring meetings.

15.       CONTROL

15.1.  Shareholder or group of controlling shareholders:

The Company is managed by the Federal Government through the entities described below:

a) Shareholder	b) Nationality	c) CNPJ/CPF	d) Number of shares			e) Percentage of class and type			f) Percentage of total capital	g) Shareholder’s agreement participant	i) Last modification date
			Ordinary	Class A Preferred	Class B Preferred	Ordinary	Class A Preferred	Class B Preferred
União	Brazilian	00.394.460/0001-41	552,968,382	0	832	50.86%	-	0.00%	40.88%	No	03/16/2011
Fundo Nacional de Desenvolvimento – FND¹	Brazilian	02.704.906.0001-12	45,621,589	0	0	4.19%	-	-	3.37%	No	N/A
Fundo Garantidor de Habitação – FGHAB¹	Brazilian	10.384.372/0001-12	1,000,000	0	0	0.09%	-	-	0.07%	No	04/13/2009*
Fundo Garantidor para Investimentos – FGI¹	Brazilian	10.993.128.0001-57	0	0	8,750,000	-	-	3.29%	0.64%	No	12/31/2010
Fundo de Garantia de Operações – FGO¹	Brazilian	10.983.890/0001-52	0	0	1,108,500	-	0.00%	0.41%	0.08%	No	11/30/2010
¹ Funds controlled by the Federal Government., 0

h) Information of individuals who control the Company’s corporate parent

Not applicable since the Company is controlled by the Government.

15.2.    Information about the shareholders or groups of shareholders acting together or representing the same interest with the participation of not less than 5% from the same class or kind of shares which are not listed in section 15.1, indicating: (a) name; (b) nationality, (c) CPF / CNPJ (d) number of shares owned by class and type (e) percentage held in relation to their class or kind or in relation to total capital stock, (f) if participates in a shareholders' agreement, and (g) date of last change:

In addition to funds linked to the Federal Government listed in item 15.1 of this Reference Form, the other shareholders or groups of shareholders acting together or representing the same interest or participation with less than 5% from the same class or kind of shares the capital of the Company are as follows:

a) Shareholder	b) Nationality	c) CNPJ/CPF	d) Number of shares			e) Percentage held				f)Shareholder’s agreement participant	g) Last modification date
			Ordinary	Class A Preferred	Class B Preferred	Ordinary	Class A Preferred	Class B Preferred	Total
BNDES Participações S.A. - BNDESPAR	Brazilian	00.383.281.0001-09	180,757,950	0	18,691,102	16.62%	-	7.03%	14.74%	No	03/16/2011
BNDES	Brazilian	33.657.248/0001-89	82,307,232	0	18,262,671	7.57%	-	6.87%	7.43%	No	03/16/2011
Caixa Econômica Federal	Brazilian	00.360.305/0001-04	9,244,464	0	0	0.85%	-	-	0.68%	No	02/16/2011
JP Morgan Chase Bank¹	Brazilian	46.518.205.0001-64	73,905,539	0	33,678,090	6.79%	-	12.68%	7.95%	No	03/31/2011
Paola Penotti Chiappa	Brazilian	006.578.468-56	0	22,800	0	0.00%	0.008%	-	0.001%	No
Giovanni Chiappa	Brazilian	011.786.698-90	0	10,013	0	0.00%	0.00%	-	0.00%	No	12/31/2011
Skagen K. T. Verdipapirfond²	Norwegian	07.536.389.0001-33	0	0	27,648,063	0.00%	-	10.41%	2.04%	No	03/31/2011
Victor Adler	Brazilian	203.840.097-00	0	8,084	0	0.003%	5.51%	-	0.0001%	No	10/29/2010
Others	-	-	141,245,141	106,023	157,306,625	12.99%		59.27%	22.07%	-	03/31/2011
¹ Depositary bank issuing ADRs Eletrobras. ² The foreign fund in which there is open participation.

BNDESPAR is considered a person linked to the controlling shareholder of the Company, to the extent that BNDESPAR is a wholly owned subsidiary of BNDES, which, in turn, is a federal public company and therefore controlled by the Federal Government. BNDESPAR holds 190,757,950 shares and 18,691,102 Class B preferred issued by the Company, representing 18.5% of their capital.

15.3.    Distribution of capital, as measured at the last general meeting of shareholders:

Description	Number of shareholders based on the Annual General Meeting 16/06/2011
a) Number of individual shareholders	13,280
b) Number of corporate shareholders	11,501
c) Number of institutional investors	69
d) Number of shares outstanding by class and type *	Ordinary	210,764,148¹
	Class “A”	146,920
	Class B	218,723,778
	TOTAL:	429,634,846
¹ Already minus the 517 shares held by the Directors.

Participation growth – Annual General Meeting 30/04/2010:

Description	Number of shareholders based on the Annual General Meeting 30/04/2010
a) Number of individual shareholders	14,667
b) Number of corporate shareholders	11,565
c) Number of institutional investors	10
d) Number of shares outstanding by class and type *	Ordinary	196,987,328¹
	Class “A”	146,920
	Class B	198,600,306²
	TOTAL:	395,734,554

¹ Already minus the 419 shares held by the Directors.

² Already 36,023 square net of treasury shares, arising from the conversion of the compulsory loan. These shares were traded on the BOVESPA on 07/05/10.

15.4.    Organogram of the Company's shareholders by identifying all direct and indirect controlling shareholders as well as the participation of not less than 5% of a class or kind of shares provided it is compatible with the information presented in items 15.1. and 15.2. (optional submission):

See item 8.1 (a) above.

15.5.  Information on shareholder agreements regulating the exercise of voting rights or transfer of the Company’s shares archieved in the Company’s headquarters company and the controlling party:

a) part e b) celebration date

There is no shareholder agreement filed with the Company's headquarters.

c) term

Not apply.

d) clauses related to the exercise of voting rights and control power

Not apply.

e) clauses related to the appointment of administrators

Not apply.

f) clauses concerning the transfer of shares and the preference to buy them

Not apply.

g) clauses restricting or binding the voting rights of members of the board

Not apply.

15.6.  Changes in relevant interests of members of the control group and the Company's management:

Transfer of 17,691,002 Class B preferred shares of Federal Government for the BNDESPAR, pursuant to Decree No. 6951 of August 27th, 2009.

Transfer of 1,000,000 common shares of Federal Government for the Fundo Garantidor de Habitação - FGHAB, pursuant to Decree No. 6820 of April 13th, 2009.

Transfer of 8,750,000 Class B preferred shares of Federal Government for the Fundo Garantidor para Investimentos - FGI, pursuant to Decree No. 6902 July 20, 2009.

Transfer of 8,750,000 shares of PNB for the Federal Government for the Fundo Garantidor para Operações - FGO, pursuant to Decree No. 6902 of July 20, 2009. The equity position of this Fund on March 31st, 2010 is 1,108,500 of Preferred shares Class B

The shareholder of Fundo Nacional de Desenvolvimento - FND was extinguished, as MP 507/10 of December 30th, 2010. After the inventory process will be transferred 30,258,641 common shares (ON) to the Federal Government shareholders.

The Federal Government moved shareholder 9,244,464 common shares (ON) to the Caixa Economica Federal - CEF, by the Decree 7439 of February 16th, to 2011.

15.7.    Other information that the Company deems relevant:

All relevant information about the control of the Company was informed on the items above.

16.       Related party transactions

16.1.  Company’s rules, policies and practices in regards to related party transactions (as defined by accounting rules that deal with this issue):

In the same vein of their other operations, the Company enters into transactions with its affiliates, subsidiaries, special purpose companies, drivers and other related parties at prices and conditions commutative and fully consistent with market practices.

According to the Regulation of Level 1, the Company shall send to the BOVESPA and disseminate information of any contract between the Company and its subsidiaries and affiliates, directors, controlling shareholders, and also between the Company and its subsidiaries and affiliates of its directors and controlling shareholders, as well as other companies with which any such persons are part of the same group of fact or law, when damaged, a single contract or successive contracts, with or without the same purpose, in any period of one year, equal to or greater than $ 200 thousand, or an amount equal to or greater than 1.0% on equity, considering the greater.

These disclosures must state the purpose of the contract, the term value, the conditions for rescission or termination of the contract and any influence on the administration or conduct of its business.

Under the Bylaws of the Company, its corporate purpose includes (i) provide financing to concession holders of public power under its control and provide security in the country or abroad, on their behalf as well as acquire debentures of its issuance and (ii) grant funding and provide security in the country or abroad, in favor of technical-scientific entities under its control research. The Board of Directors (i) express an opinion on the acts and approve contracts involving funds amounting to more than 0.02% of net assets of the company, it being understood, among those acts or contracts, but not limited, to providing financing to concession holders of public power, under their control, and borrowing in the country or abroad, and (ii) approve the provision of guarantee for loans taken in the country or abroad, in favor of utility companies public service of electricity under its control.

Additionally, the Executive Board of the Company to opine on actions and approve contracts involving financial resources whose value is equal to or less than 0.02% of net assets of the company, it being understood, among those acts or contracts, but not limited to, granting loans to concessionaires of public power, under their control, and borrowing in the country or abroad.

The Company does not stock-based compensation.

The Company does not retain credit for individuals considered related parties, except with shareholders.

16.2.  Regarding transactions with related parties, according to accounting standards, must be disclosed in financial statements or consolidated accounts of the issuer and have been celebrated in the last three fiscal years or are in force in the current fiscal year: a) Name of related parties B) relationship of parts to the Company c) the transaction date, d) the contract; e) the amount involved in the business f) the existing balance, g) corresponding to the amount of such related party interest in the business, if possible gauge h) warranties and related insurance; i) duration; j) conditions of termination or expiration; k) where this relationship is a loan or other debt, report yet, (i) the nature and reasons for the operation, and (ii) the interest rate charged,

Below the information regarding the principal transactions with related parties of the Company:

Resource Management Sector

The Company is responsible for the management of sector resources, represented by the Global Reversion Reserve - RGR Energy Development Account - CDE, Use of Public Property - UBP and Consumption Account - CCC. These funds finance programs of the Federal Government of universal access to electricity, efficiency in street lighting, incentives for alternative sources of energy, conservation of electricity and the purchase of fossil fuels used in isolated systems of electric power generation, whose financial transactions do not affect the Company's results.

Board of Fundo RGR

The Company manages, in the name of the Brazilian government, the Fund's Global Reversion. The Union is the controlling shareholder of the Company.

It is created by the Federal Government fund to cover severance expenses of reversals of concessions of public power. If funds are not used for their intended purposes are applied in granting funding for the expansion of the Brazilian energy sector, improving service and achieving the Federal Government programs, such as the Program for Electricity Conservation - PROCEL RELUZ Program, the Program LIGHT FOR ALL and Incentive Program for Alternative Sources of Energy - PROINFA.

The contribution to the formation of RGR is the responsibility of the Public Utility Companies of Energy, through a quota for the reversal of expropriation and electricity services, up 2.5% in value of investment dealers and authorized limited to 3% of annual revenue. The value of share is computed as part of the service cost of those entities.

The utilities collect their annual quotas of RGR, in twelfth, in a bank account administered by the Company, which handles the account in 5.655/1971 extent permitted by law and subsequent amendments, not reflected in the financial statements of the Company's position that it was contracting autonomous in relation to Eletrobras.

However, the Company borrows funds from the RGR for application to specific investment projects, funded by it. The drawings made by the Company with the RGR, for the granting of loans and financing for electric utilities, are recorded as liabilities. On such drawings bear interest at 5% per year.

Provided management of funds from the RGR, as existing legislation, the Company has implemented, in fiscal 2010, the amount of $ 1.63 billion. Changes related to entrances and applications of these resources, which occurred during the year 2010, are presented in the table below:

Entrants and expenditure in 2010:

Trading		In R$ millions
Entrants:		3,126
Binned quotas		1,590
Others		1,536
Expenditure:		1,634
Financing		1,049
Others		585
Region	Released Tranches - R$ millions	%
North	320	30.5
Northeast	166	15.8
Mid-West	138	13.2
South	248	23.6
Southeast	177	16.9
TOTAL	1,049	100.0

Credit lines:

Program	Releases – R$ millions	%
Light For All	454	43.3
Re-light and conservation	45	4.3
Production	184	17.5
Transmission	279	26.6
Distribution	72	6.9
Thermal Parks Revitalizing	15	1.4
Others	0	0.0
TOTAL	1,049	100.0

Account Management CDE:

The Company manages on behalf of the Brazilian government to account CDE. The Union is the controlling shareholder of the Company.

Pursuant to Law 8,631 of March 4th, 1993, the Company manages the figures for the gatherings made by the concessionaires of power public service for credit to credit on the Conta de Consumo de Combustíveis - CCC, corresponding to annual quotas for the expenditures with fuels for power generation. The amounts recorded in current assets to current liabilities on the other hand, correspond to available resources, held in a bank account, and shares unsettled by dealers.

The CDE, created by the Law 10,438, 04/26/2002, aiming to promote energy development of the States  and the competitiveness of energy produced from wind, small hydropower, biomass, natural gas and national mineral coal, in areas served by the interconnected systems and to promote universal electric service throughout the national territory, will move funds from: (i) annual payments made in respect of Uso do Bem Público - UBP (ii) - payment of fines imposed by Aneel And (iii) - payment of annual dues by all the agents who sell electricity to final consumers.

To compensate for electric utilities by reducing revenues from the service to consumers of low income residential subclass, was established economic subsidies, initially with funding from the Global Reversion Reserve (RGR), and later, in 2004, Account (CDE). In 2010 he was released by way of grant, U.S. $ 3.24 billion, R $ 1.68 billion for low income, given the different distribution utilities of electricity and $ 1.56 billion for the Light for All Program, as movement presented below:

Entrants and expenditure in 2010:

Trading	In R$ millions
Entrants: CDE+UBP	3,976
Binned quotas	3,127
Others	849
Expenditure:	3,846
Light For All Subsidy	1,568
Low-income Subsidy	1,679
Others	599

Account Management CCC

The Company manages on behalf of the Brazilian government, the CCC account. The Union is the controlling shareholder of the Company.

Under Act 8631, to March 4, 1993, Eletrobras administers the figures for the collections made by the concessionaires of public power for credit to Account for Fuel Consumption - CCC, corresponding to annual quotas for the expenditures with fuels for power generation. The amounts recorded in current assets to current liabilities on the other hand, correspond to available resources, held in a bank account for restricted use, and the shares unsettled by dealers.

In July 2009, MP 466 / 2009 was issued, leading to 12.111/2009 Act, regulated by Decree 7.246/2010, which provides for the electricity services in isolated systems and altered several provisions related to the legal sector fund CCC. In general, the Act provides that the CCC Sector Fund, which reimburses part of today's fuel costs, continue to reimburse part of the cost of power generation. Importantly, from the Law 12.111/2009, there is no projected date for the phasing out of sector fund CCC.

In 2010, the fund has operated solely on the part of the costs on fuels and surrogates of the enterprises, since the normalization of the law has not been completed by Aneel. To this end, were collected through monthly installments of distribution companies, broadcasters and licensees, about 3.9 billion Reais. This value, with the addition of about 130 million Reais from fines, installment payments, and other applications, allows transfers of around 3.6 billion dollars, 120 million Reais for the sub-rogation and the remainder for fuels.

The difference between the amount collected and the amount refunded was directed to a reserve account as determined by Aneel, initiating the formation of a fund for the payment due to differences in the application of Law 12.111/2009.

Itaipu

Power acquirement

Law No. 10,438 of April 26, 2002, assigned to Eletrobras responsibility for the acquisition of all of the energy produced by Itaipu, from the Company to be the marketer of electricity from January 2003 and was sub-subrogated to the Company's commitments to purchase and transfer originally signed by Furnas and Eletrosul.

The proceeds from the sale of electricity from Itaipu, pursuant to Decree No. 4550 of December 27, 2002, be appropriated as follows:

-         if positive, shall be allocated by proportional allotment to the individual consumer to the credit of "bonds" in energy bills of consumers in the National Interconnected System, members of the residential and rural, with monthly consumption below 350 kWh, and

-         if not, is incorporated by ANEEL to calculate the rate of transfer of power purchased in the year following the formation of the result.

Thus, the trading activity of the electricity generated by the jointly controlled no effect on the Company's net income.

Financing Invesitmentos Itaipu

a) Name of related party:	Itaipu Binacional
b) Value of shares to the Company:	Controlled (50%)
c) Date of Transaction:	January, 1997
d) Contract Object:	Debt restructuring for investment in the Itaipu Dam.
e) Amount involved in business:	US$16,2 billion
f) Balance in December 31, 2010:	US$6,8 billion
g) Amount equal to the interest of such a related party in the deal, if it is possible to measure:	100%
h) Warranties and insurance related:	Warranty provided by the Union
i) length:	Until February 2023
j) Conditions of cancellation or termination:	Not apply.
k) When alliance is a loan or other debt:
k.i) Nature and reasons for the transaction:	Financing
k.ii) Interest rate charged:	7.5% and 4.1% per year.

Transfer of credits from Itaipu to the National Treasury

a) Name of related party:	National Treasury
b) Value of shares to the Company:	Control
c) Date of Transaction:	December 2008
d) Contract Object:	Assignment of claims held by Eletrobras coupled with the National Treasury
e) Amount involved in business:	R$9,650 billion
f) Balance in December 31, 2010:	There is no balance in the operation because it is cash flow.
g) Amount equal to the interest of such a related party in the deal, if it is possible to measure:	100%
h) Warranties and insurance related:	Warranty provided by the Union
i) length:	Until February 2023
j) Conditions of cancellation or termination:	Not apply.
k) When alliance is a loan or other debt:
k.i) Nature and reasons for the transaction:	Not apply.
k.ii) Interest rate charged:	Not apply.

Loans and financing for companies in the group.

In the midst of major transactions with related parties of the Company stand out loans and financing granted by the Company for its group companies, which were forged in strict adherence to the practices and market conditions and in accordance with specific legislation on the subject . The loans and financing granted by the Company are associated with the task of financing the electricity sector, and on December 31, 2009 were paid on average 6.91% PA

Financing and loans are made with the Company's own resources, in addition to area resources, external resources raised through international development agencies, financial institutions, as also arising from the release of bonds in international financial markets.

All loans and borrowings are supported by contracts signed with the borrowers. The proceeds from these figures, most of them are provided in monthly installments, amortized on an average maturity of 10 years, the average interest rate, weighted by the portfolio balance of 6.91% pa.

The loans and loans with a clause of update exchange, representing approximately 52% of the total portfolio. Already providing update based on indexes that represent the level of domestic prices in Brazil reached 19% of the portfolio balance.

Financing is restricted to public utilities of electric energy and thus the market rate (or opportunity cost of capital equipment) is defined by it, taking into account the risk premium consistent with the activities of the sector. Failing to seek alternatives that do not own the electricity sector, the present value of these loans is equal to its book value.

On December 31, 2010, the Company had 813 contracts for loans and financing granted (809 on 31 December 2009), totaling R $ 24.76 billion (U.S. $ 28.71 billion at December 31, 2009 and 01 January 2009 U.S. $ 42.23 billion), as shown below:

	Fiscal Year ended in December 31th, 2010
Currency/Index	US$	%	R$
US Dollar	7,515,523	50.57	12,522,366
IGP-M	414,328	2.79	690,353
Real	6,621,032	44.59	11,041,961
Yen	239,896	1.61	399,716
EURO	64,534	0.44	107,526
Total	16,492,840	100,00	24,761,922

Table below with information about loans and financing granted by the Company and other transactions with related parties, according to accounting standards, must be disclosed in the Company's financial statements and have been concluded in the last three fiscal years or are in force in the exercise social power:

	Fiscal Year ended 12/31/2010					Fiscal Year ended 12/31/2009					Fiscal Year ended 12/31/2008
In (R$) thousand	CURRENT CHARGES		MAIN			CURRENT CHARGES		MAIN			CURRENT CHARGES		MAIN
	Average rate	Value	Current	Noncurrent	Total	Average rate	Value	Current	Noncurrent	Total	Average rate	Value	Current	Noncurrent	Total
SUBSIDIARIES:
Furnas	7.13	9,389	100,681	1,803,612	1,913,682	7.58%	7,246	512,610	821,835	1,341,691	10.00%	8,082	78,073	1,091,846	1,178,001
Chesf	7.17	44	24,454	131,747	156,245	8.75%	-	102,921	150,876	253,797	11.47%	31,575	440,873	2,988,359	3,460,807
Eletrosul	6.86	4,147	42,613	733,562	780,322	7.46%	6,389	97,681	566,020	670,090	7.56%	1,168	77,274	513,719	592,161
Eletronorte	7.45	12,591	237,971	3,568,778	3,819,340	13.07%	10,235	224,254	3,223,741	3,458,230	13.57%	15,500	231,349	7,342,566	7,589,415
Eletronuclear	8.99	7,351	52,823	546,904	607,078	11.73%	1,682	69,987	3,042,036	3,113,705	12.69%	2,176	64,870	2,835,655	2,902,701
CGTEE	3.57	1,284	85,666	834,738	921,688	2.54%	538	62,361	719,292	782,191	6.39%	816	-	574,138	574,954
Distribuição Alagoas	7.63	1,024	55,353	152,730	209,107	6.61%	-	-	117,409	117,409	10.49%	-	140,254	589,101	346,965
Distribuição Rondônia	6.72	630	15,736	93,108	109,474	8.45%	752	-	98,859	99,611	12.57%	3,435	39,874	303,656	451,824
Distribuição Piauí	7.06	2,074	39,776	313,317	355,167	9.39%	561	-	315,330	315,891	11.43%	1,472	53,617	396,735	433,978
Distribuição Acre	10.40	451	46,904	17,390	64,745	7.39%	-	2,352	22,366	24,718	12.03%	984	84,663	348,331	40,069
Amazonas Energia	7.37	2,631	95,743	418,339	516,713	7.95%	2,296	-	363,337	365,633	11.02%	351	9,557	30,161	729,355
Itaipu	7.09	0	897,087	10,446,168	11,343,255	7.09%	-	1,143,038	11,826,932	12,969,971	7.07%	-	60,944	18,355,581	18,416,525
		41,615	1,694,809	19,060,212	20,796,636		29,700	2,215,204	21,268,033	23,512,937		65,559	1,281,348	35,369,848	36,716,755

OTHERS:

CEMIG	6.44	2,140	74,962	340,569	417,671	6.22%	222	57,735	343,741	401,698	6.76%	2,457	63,022	403,565	469,044
COPEL	7.40	1,882	47,497	258,771	308,150	8.39%	14	6,126	88,512	94,652	10.21%	429	4,548	67,142	72,119
CEEE	6.44	736	8,130	99,471	108,337	8.01%	135	1,604	20,033	21,772	9.33%	172	66,693	30,085	96,950
DUKE	-	-	-	-	-	10.00%	2,049	126,593	362,530	491,172	10.00%	2,375	168,691	439,233	610,299
AES Eletropaulo	10.38	299,218	108,840	2,639	410,697	10.48%	286,780	108,062	513	395,355	10.01%	274,406	117,931	-	392,337
Tractebel	12.00	(0)	10,796	-	10,796	12.00%	435	32,711	10,796	43,942	12.00%	707	29,611	41,114	71,432
Celpe	6.10	1,070	16,976	53,350	71,396	6.00%	961	16,976	62,286	80,223	6.00%	867	17,173	77,957	95,997
CEMAR	5.85	1,654	48,214	367,187	417,055	5.94%	-	30,225	363,860	394,085	5.09%	1,154	26,352	317,532	345,038
CESP	9.38	958	33,406	185,709	220,073	9.36%	1,067	30,778	201,823	233,668	9.36%	1,165	28,121	235,273	264,559
OUTRAS:	6.36	120,849	358,851	1,752,129	2,231,829	-	112,443	417,678	1,739,495	2,269,616	-	100,658	331,872	1,572,714	2,005,244
(-) PCLD		(101,123)	(127,341)	(2,254)	(230,718)	-	(82,257)	(109,975)	-	(192,232)	-	(58,221)	(59,454)	-	(117,675)
		327,384	580,331	3,057,571	3,965,286		325,896	968,636	3,909,865	5,204,398		330,988	1,019,219	4,167,309	5,517,516
TOTAL		368,999	2,275,140	22,117,783	24,761,922		355,596	3,183,840	25,177,898	28,717,335		396,547	2,300,567	39,537,157	42,234,271

____________________________________________________________________

¹ Refers to the sum of the MDE and Manaus Energia arising from the merger.

Among the grants and loans granted by the Company should be highlighted:

Restructuring of Eletronorte debt

a) Name of related party:	Eletronorte
b) Value of company shares:	Subsidiary
c) Date of transaction:	December, 2009
d) Object of the contract:	Debt restructuring
e) Amount involved in the business:	R$1,583 billion
f) Balance on December, 31 2010	R$1,635 billion
g) Amount corresponding to the interest of such a related party in the deal, if it is possible to measure:	100%
h) Warranties and insurance related:	Own revenue of the subsidiary
i) Length:	240 months.
j) Conditions of cancellation or termination:	-
k) When this relationship is a loan or other debt:
k.i) Nature and reasons for the transaction:	Financing.
k.ii) Interest rate charged:	6% per year. + IPCA.

Financing to Eletrobras CGTEE

a) Name of related party:	Eletrobras CGTEE
b) Value of company shares:	Subsidiary
c) Date of transaction:	April 2007
d) Object of the contract:	Funding for investment in Candiota plant
e) Amount involved in the business:	U$430 million
f) Balance on December, 31 2010	R$760 million
g) Amount corresponding to the interest of such a related party in the deal, if it is possible to measure:	100%
h) Warranties and insurance related:	Own revenue of the subsidiary
i) Length:	Till December 2021.
j) Conditions of cancellation or termination:	-
k) When this relationship is a loan or other debt:
k.i) Nature and reasons for the transaction:	Financing.
k.ii) Interest rate charged:	Libor + spread of 1,3% per year.

BNDES financing for Furnas

a) Name of related party:	Furnas
b) Value of company shares:	Subsidiary
c) Date of transaction:	March 10th, 2008
d) Object of the contract:

Funding for the implementation of Usina Hidrelétrica( UHE) Simplício, with 333.7 MW of installed generation capacity located in the Paraiba do Sul River, bordering the municipalities of Sapucaia and Three Rivers - RJ and Chiador - MG, as well as for the system transmission.

e) Amount involved in the business:	R$1,034 billion
f) Balance on December, 31 2010	R$915,06 million
g) Amount corresponding to the interest of such a related party in the deal, if it is possible to measure:	Not apply.
h) Warranties and insurance related:	Guarantees issued by Eletrobras.
i) Length:	18 years.
j) Conditions of cancellation or termination:	-
k) When this relationship is a loan or other debt:
k.i) Nature and reasons for the transaction:	Financing.
k.ii) Interest rate charged:	TJLP +1,91% per year.

Other Transactions:

Sales  of Eletronuclear Energy for Furnas

The total energy produced by Eletronuclear through its two nuclear power plants (Angra 1 and Angra 2) Furnas is marketed through a Purchase and Sale of Electricity signed on July 10, 2001 and valid until December 31, 2014.

The annual amount of electricity contracted from the two plants is 1,475 MW, seasonally adjusted on a monthly basis at the discretion of Eletronuclear, to take into account the shutdowns of power plants for refueling and execution of maintenance services. Such seasonal adjustments are referred to formally Furnas in December preceding the year of billing.

The monthly amounts of energy are billed by the contractor to Eletronuclear Furnas regardless of the amount of energy actually produced by the Contractor Energy Tariff, which is set annually by the National Agency of Electric Energy - ANEEL (the current value, valid until 04/12 / 2010 is 135.63 U.S. $ / MWh).

The differences between the amounts of energy actually supplied by Angra 1 and Angra 2 and the amount of energy contracted for each month are credited (if positive) or charged (if negative) Eletronuclear, the Price of Short Term - PCP.

PCP is equal to the lesser of the Contracted Energy Price and Settlement Price Difference - PLD (also called "Spot Price"), which is calculated by the House Energy Trading - CCEE.

Other Operations

The other transactions of the Company with its subsidiaries, and special purpose companies are at prices and terms consistent with those that would be charged on the market and include, besides the aforementioned financing and loans, advances for future capital increase, among other operations of varied nature.

Below table with information about these operations, according to accounting standards, must be disclosed in the Company's financial statements: CONTROLLED
	ACTIVE	LIABILITIES	RESULT
In R$ (thousands)
FURNAS
Consumers and retailers	5,272	-	-
Loans and financing	1,913,683	-	-
Dividend receivable	17,846	-	-
AFAC	-	-	-
Income from equity interest	-	-	632,598
Interest, Fees and Charges	-	-	101,774
	1,936,801	-	734,372

CHESF
Consumers and retailers	156,244	-	-
Loans and financing	-	-	-
Dividend receivable	429,325	-	-
AFAC	-	1,355	-
Income from equity interest
Interest, Fees and Charges	-	-	17,927
Consumers and retailers	-	-	2,167,434
	585,569	1,355	2,185,361

ELETRONORTE
Consumers and retailers	181	-	-
Loans and financing	3,819,340	-	-
Dividend receivable	32,998	-	-
AFAC	631,793	-	-
Income from equity interest	-	-	138,939
Interest, Fees and Charges	-	-	262,901
	4,484,312	-	401,840

ELETROSUL
Loans and financing	780,322	-	-
Dividend receivable	19,282	-	-
AFAC	735,905	-	-
Restructured loans	12	-	-
Income from equity interest	-	-	67,454
Interest, Fees and Charges	-	-	61,769
	1,535,521	-	129,223

CGTEE
Loans and financing	921,689	-	-
AFAC	324,000	-	-
Dividend receivable	8,240	-	-
Income from equity interest	-	-	41,191
Interest, Fees and Charges	-	-	25,780
	1,253,929	-	66,971

ELETRONUCLEAR
Loans and financing	607,076	-	-
AFAC	3,309,744	-	-
Other liabilities	-	1,589	-
Others	-	101,594	-
Income from equity interest	-	-	(134,498)
Interest, Fees and Charges	-	-	403,043
	3,916,820	103,183	268,545

ITAIPU
Loans and financing	5,671,628	-	-
Dividend receivable	417	-	-
Power purchased for resale	-	-	2,839,516
Interest, Fees and Charges	-	-	427,192
	5,672,045	-	3.266,708

CEAL
Loans and financing	209,107	-	-
AFAC	7,485	-	-
Income from equity interest	-	-	(42,617)
Interest, Fees and Charges	-	-	10,696
	216,592	-	(31,921)

CEPISA
Loans and financing	354,987	-	-
AFAC	183,953	-	-
Income from equity interest	-	-	-
Interest, Fees and Charges	-	-	24,321
	538,940	-	24,321

AMAZONAS ENERGIA
Loans and financing	516,713	-	-
AFAC	57,267	-	-
Income from equity interest	-	-	(1,353,554)
Interest, Fees and Charges	-	-	31,421
	573,980	-	(1,322,133)

CERON
Loans and financing	109,474	-	-
Income from equity interest	-	-	13,842
AFAC	72,671	-	-
Interest, Fees and Charges	-	-	7,415
	182,145	-	21,257

ELETROPAR
Income from equity interest	-	-	19,464
Dividend receivable	2,277	-	-
	2,277	-	19,464

ELETROACRE
Loans and financing	64,745	-	-
AFAC	218,925	-	-
Interest, Fees and Charges	-	-	3,819
	283,670	-	3,819

TESOURO NACIONAL
Bonds	-	343,255	-
	-	343,255	-

ELETROS
Social Security Contributions	-	-	(32,173)
	-	-	(32,173)

CONSOLIDATED
	ACTIVE	LIABILITIES	RESULT
SISTEMA DE TRANSMISSÃO DO NORDESTE
Permanent Equity Ownership	193,244	-	-
Suppliers	-	1,151	-
Revenue from rendering services	-	-	1,854
Equity Revenue	-	-	33,262
Charge for electricity	-	-	(10,410)
	193,244	1,151	24,706

7 GAMELEIRAS
Permanent Equity Ownership	158	-	-
Equity Expense	-	-	(3)
	158	-	(3)

SÃO PEDRO LAGO
Permanent Equity Ownership	157	-	-
Equity Expense	-	-	(4)
	157	-	(4)

PEDRA BRANCA
Permanent Equity Ownership	158	-	-
Equity Expense	-	-	(3)
	158	-	(3)

TDG
Permanent Equity Ownership	13,018	-	-
Equity Expense	-	-	(261)
	13,018	-	(261)

INTESA
Permanent Equity Ownership	28,530	-	-
JCP/Dividends	676	-	-
Suppliers	-	903	-
Charge for electricity	-	-	(8,045)
Equity Revenue	-	-	2,844
	29,206	903	(5,201)

EAPS
Permanent Equity Ownership	61,286	-	-
Equity Expense	-	-	(330)
	61,286	-	(330)

EAPSA
Permanent Equity Ownership	61,985	-	-
Equity	(699)	-	-
Equity Expense	-	-	(699)
	61,286	-	(699)

ANDE
Consumers and retailers	74,717	-	-
Others	7,420	-	-
Sundry liabilities	-	27,578	-
Revenue from rendering services	-	-	179,121
Financial income	-	-	4,461
Financial Expenses	-	-	20
Other expenses	-	-	(32,353)
	82,137	27,578	151,250

ÁGUAS DA PEDRA
Permanent Equity Ownership	123,271	-	-
Equity Revenue	(699)	-	-

Equity Expense	-	-	(1,029)
	122,572	-	(1,029)

ESBR (Energia Sustentável)
Permanent Equity Ownership	824,002	-	-
Other consistent incomes	-	(2,170)	-
Equity Expense	-	-	(7,937)
Other incomes	-	-	(1,235)
	824,002	(2,170)	(9,172)

MANAUS TRANSMISSÃO
Permanent Equity Ownership	(18,187)	-	-
Other consistent incomes	-	(466)	-
Equity Expense	-	-	(8,981)
	(18,187)	(466)	(8,981)

MANAUS CONSTRUÇÃO
Permanent Equity Ownership	5,949	-	-
Equity Revenue	-	-	5,948
	5,949	-	5,948

INTERLIGAÇÃO ELÉTRICA DO MADEIRA
Permanent Equity Ownership	123,147	-	-
Equity Revenue	-	-	2,066
Financial income			2,065
	123,147	-	4,131

EMPRESA NORTE ENERGIA
Permanent Equity Ownership	26,669	-	-
Equity Expense	-	-	(333)
	26,669	-	(333)

FACHESF
Suppliers	-	1,695	-
Normal contribution	-	11,179	-
Actuarial Contract	-	107,452	-
Financial Expenses	-	-	(41,637)
Operational expenditure	-	-	(94,311)
	-	120,326	(135,948)

ENERPEIXE
Receivables	895	-	-
Consumers and retailers	452	-	-
JCP/ Dividends	8,000	-	-
Permanent Equity Ownership	481,020	-	-
Financial income	-	-	47,321
Recipes for electric use	-	-	4,319
Revenue from rendering services	-	-	6,581
	490,367	-	58,221

TRANSLESTE
Permanent Equity Ownership	22,745	-	-
JCP/ Dividends	1,021	-	-
Suppliers	-	(29)	-
Accounts payable	-	(93)	-
Financial income	-	-	4,298
Charge for electricity	-	-	(1,010)
	23,766	(122)	3,288

TRANSUDESTE
Receivables	20	-	-
Permanent Equity Ownership	13,497	-	-
JCP/ Dividends	1,971	-	-
Accounts payable	-	(58)	-
Suppliers	-	(18)	-
Financial income	-	-	2,449
Revenue from rendering services	-	-	115
Charge for electricity	-	-	(626)
	15,488	(76)	1,938

TRANSIRAPÉ
Permanent Equity Ownership	10,327	-	-
JCP/ Dividends	1,578	-	-
Accounts payable	-	(40)	-
Suppliers	-	(10)	-
Financial income	-	-	1,796
Charge for electricity	-	-	(426)
	11,905	(50)	1,370

CENTROESTE
Increase advance for future capital	17,223	-	-
Permanent Equity Ownership	25	-	-
Receivables	370	-	-
Suppliers	-	(12)	-
Accounts payable	-	(40)	-
Revenue from rendering services	-	-	360
Charge for electricity	-	-	(247)
	17,618	(52)	113

BAGUARI
Increase advance for future capital	82,172	-	-
	82,172	-	-

RETIRO BAIXO
Increase advance for future capital	50,210	-	-
Permanent Equity Ownership	56,626	-	-
Revenue from rendering services	-	-	4,431
Financial income	-	-	600
	106,836	-	5.031

SERRA FALCÃO ENERGIA
Receivables	53	-	-
Increase advance for future capital	47,677	-	-
Permanent Equity Ownership	142,881	-	-
Accounts payable	-	(10,059)	-
Revenue from rendering services	-	-	1,578
Financial income	-	-	(40,334)
Other expenses	-	-	(59,690)
	190,611	(10,059)	(98,446)

CHAPECOENCE
Permanent Equity Ownership	279,516	-	-
Financial Expenses	-	-	(6,287)
	279,516	-	(6,287)

INAMBARI
Receivables	479	-	-
Permanent Equity Ownership	5,660	-	-
Financial income	-	-	(1,076)
Revenue from rendering services	-	-	1,008
	6,139	-	(68)

TRANSENERGIA RENOVÁVEL
Receivables	12	-	-
Permanent Equity Ownership	39,597	-	-
Revenue from rendering services	-	-	251
Financial Expenses	-	-	(926)
	39,609	-	(675)

MADEIRA ENERGIA
Permanent Equity Ownership	38,928	-	-
Financial Expenses	-	-	(79,733)
	38,928	-	(79,733)

TRANSENERGIA SÃO PAULO
Permanent Equity Ownership	4,537	-	-
Financial Expenses	-	-	(50)
	4,537	-	(50)

TRANSENERGIA GOIÁS
Permanent Equity Ownership	2,768	-	-
Financial Expenses	-	-	(87)
	2,768	-	(87)
MGE TRANSMISSÃO
Permanent Equity Ownership	8,665	-	-
Financial Expenses	-	-	(562)
	8,665	-	(562)

GOIÁS TRANSMISSÃO
Permanent Equity Ownership	13,169	-	-
Financial income	-	-	(1,087)
	13,169	-	(1,087)

BRASVENTO EOLO
Permanent Equity Ownership	2,232
Increase advance for future capital	2,231	-	-
	4,463	-	-

BRASVENTO MIASSABA
Increase advance for future capital	6,670	-	-
	6,670	-	-

REI DOS VENTOS
Increase advance for future capital	4,392	-	-
	4,392	-	-

PODER PÚBLICO FEDERAL
Consumers and dealers	16,430	-	-
Power supplies	-	-	76,563
Other revenue	-	-	11,615
	16,430	-	88,178

REAL GRANDEZA
Receivables	1,291	-	-
Normal contribution		5,140	-
Actuarial Contract		83,735	-
Other liabilities		52,445	-
Actuarial provisions	-	-	(11,277)
Debt charge	-	-	13,425
Normal maintainer contribution	-	-	11,929
Financial Expenses	-	-	(98,490)
Contributions administrative expenses	-	-	2,899
Sponsor contribution	-	-
Other revenue	-	-	155
Other expenses	-	-	(148,207)
	1,291	141.320	(229,566)

ETAU
Receivables	50	-	-
JCP/ Dividends	1,975	-	-
Permanent Equity Ownership	14,935	-	-
JCP/Dividends	-	-	3,833
Income from equity interest	-	-	8,367
	16,960	-	12,200

ARTEMIS
Receivables	466	-	-
JCP/ Dividends	2,676	-	-
Permanent Equity Ownership	75,786	-	-
Equity Revenue	-	-	7,317
JCP/Dividends	-	-	7,840
	78,928	-	15,157

UIRAPURU
Receivables	4,207	-	-
Permanent Equity Ownership	24,455	-	-
JCP/ Dividends	985	-	-
JCP/Dividends	-	-	1,823
Income from equity interest	-	-	3,474
	29,647	-	5,297

RS ENERGIA
Receivables	1,546	-	-
Permanent Equity Ownership	142,646	-	-
JCP/ Dividends	1,077	-	-
Equity Expense	-	-	(490)
	145,269	-	(490)

CERRO CHATO I
Increase advance for future capital	14,131	-	-
Equity Expense	-	-	(180)
	14,131	-	(180)

CERRO CHATO II
Increase advance for future capital	14,131	-	-
Equity Expense	-	-	(180)
	14,131	-	(180)

CERRO CHATO III
Increase advance for future capital	14,131	-	-
Equity Expense	-	-	(180)
	14,131	-	(180)

NORTE BRASIL
Permanent Equity Ownership	9,459	-	-
Equity Revenue	-	-	186
	9,459	-	186

CONST. INTEGRAÇÃO
Permanent Equity Ownership	4,624	-	-
Revenues from equity interest	-	-	4,624
	4,624	-	4,624

PORTO VELHO
Receivables	4	-	-
Permanent Equity Ownership	192,759	-	-
JCP/ Dividends	768	-	-
Equity Revenue	-	-	3.034
	193.531	-	3,034

AMAPARI
Permanent Equity Ownership	41,533	-	-
Equity	(1,207)	-	-
Other assets	103	-	-
Equity Revenue	-	-	768
	40,429	-	768

PREVINORTE
Social security contribution	-	5,128	-
Actuarial Expenses	-	-	(85,604)
	-	5,128	(85,604)

NUCLEOS
Actuarial Debt Contracts	-		-
Other liabilities	-	102,390	-
Social security contribution	-	2,050	-
Normal maintainer contribution	-	-	8,657
Actuarial provision	-	-	(6,472)
	-	104,440	2,185

FIBRA
Accounts payable	-	43,031	-
Normal contribution	-	2,546	-
Other liabilities	-	-	-
Social security contribution	-	-	(17,298)
Actuarial Expenses	-	-	-
Financial Expenses	-	-	(4,400)
	-	45,577	(21,698)

CAJUBI
Accounts payable	-	2,299	-
Social security contribution	-	4,749	(16,845)
Other liabilities	-	479,862	-
Actuarial Expenses	-	-	(320,751)
Financial Expenses	-	-	(20)
	-	486,910	(337,616)

16.3.  Regarding each transaction or series of transactions mentioned in the item 16.2. above, that occurred in the last fiscal year: a) measures taken to address conflicts of interest, b) a strictly commutative of the agreed conditions or adequate compensation payment.

The Company's operations comply with a strictly commutative, because they are conducted within the parameters of engagement established by ANEEL, which aim at low tariffs, encouraging the expansion of supply, to ensure the efficient purchase and to define mechanisms of protection to consumers of electricity. The Company's operations are subject to approval of that authority.

The Company has adopted corporate governance practices and those recommended and / or required by laws and regulations. The approval of related party transactions is also subject to the approval of the decision-making bodies of the Company, pursuant to rules stipulated in the Bylaws of the Company. With the possibility of conflict of interest between the matters under review and any member of the governing bodies of the Company, such member must register the possible conflict and abstain from voting, getting a decision accordingly to other members that have no relation to the matter under review. Moreover, in accordance with the Corporations Act, any shareholder or member of the Board is prohibited from voting on a resolution about matters that have conflicting interests with the Company.

The transactions entered into by the Company with related parties follow the industry standards and are backed by relevant previous evaluations of its terms and conditions and the strict interests of the Company in its realization.

To check the commutativity of operations the Company discloses prior operation data required for verification by investors and other stakeholders.

17.       CAPITAL

17.1.    General information about the capital:

As the table below, the date of this Reference Form, the Company's share capital, fully subscribed and paid in local currency, is R$ 31,305,331,463.41 divided into 1,087,050,297 common shares, preferred shares 146 920 Class A "preferred shares and 265,436,883 Class" B ". According to the bylaws in effect, no forecast of authorized capital. The Company's shareholders in general meeting must approve any capital increase.

Type of shares	Number of shares	a) Issued capital (R$)	b) subscribed capital (R$)	c) paid-in capital (R$)	d) Payment deadline
Ordinary	1.087.050.297	25.020.964.160,7	25.020.964.160,7	25.020.964.160,7	Not apply
Class “A”	146.920	3.393.737,62	3.393.737,62	3.393.737,62	Not apply
Class “B”	265.436.883	6.280.973.565,41	6.280.973.565,41	6.280.973.565,41	Not apply
TOTAL:	1.352.634.100	31.305.331.463,74	31.305.331.463,74	31.305.331.463,74	Not apply

e) authorized capital			f) securities turned into shares	g) condition for conversion
Number of shares	Amount	Date of authorization
0	0	-	0	-

17.2.  Increase in capital stock: a) date of determination, b) body which approved the increase, c) date of issuance; d) total increase, e) amount of securities, separated by class and type, f) issue price, g) form of payment: (i) cash, (ii) if goods, description of goods, (III) whether rights, description of rights h) criterion used to determine the emission value (art. 170, § 1 of Law No. 6404 of 1976), (i) an indication if the subscription was private or public, and j) increase the percentage that represents of the capital immediately before the capital increase:

The following tables summarize the capital increase referred to above:

Decree S / No. 29/09/2010, Eletrobras authorized to increase its capital subscription of shares, using an amount equivalent to Advances for Future Capital Increases (AFACs). The Board, through Resolution No. 167/2010 of 29/06/2010 and the 155th General Meeting - EGM Eletrobras of 11/01/2011, approved the capital increase in the amount of R$ 5,148,764,252.10 (five billion, one hundred forty-eight million, seven hundred sixty-four thousand two hundred and fifty four dollars and ten cents), from the company's share capital of R$ 26,156,567,211.64 (twenty-six billion, one hundred and fifty-six million, five hundred sixty-seven thousand, two hundred and eleven reais and four cents) to R$ 31,305,331,463.74 (thirty-one billion, three hundred and five million, three hundred and one thousand four hundred and sixty and three reais and four cents), and considering the approved private subscription of shares to holders of common shares and preferred class "A" and "B", resulting in the issuance of 220,227,010 new shares, distributed as follows: 182,026 .770 common shares (ON) and 38,250,240 preferred shares class "B".

a) Determination Date	11.01.2011
b) Body of increase capital	Extraordinary General Meeting
c) Issue Date	16.03.2011
d) Total Increase Amount	R$ 5.148.764.252,10
e) Amount of Securities Issued	182,026,770 shares and 38,250,240 preferred shares class "B "
f) Issue Price	R$ 23,37
g) Form of payment	Shares subscription using an amount equivalent to Advances for Future Capital Increases (AFACs).
h) Criteria for Determination of Issue Price

The subscription prices of shares and preferred class "B ", calculated on the amount corresponding to the average of prices, weighted by the number of shares traded on the BM & F Bovespa, on thirty (30) trading sessions preceding the date of vaccination AGE equivalent to R$ 22.61 per common share and R$ 27.01 per preferred share of class "B ".

i) Public or Private Subscription	Private
j) % of Increase of Capital in relation to Previous Social Capital	20%

Held on September 25, 2008, the 153rd Extraordinary General Meeting approved the capital increase of the Company in the amount of R$ 1,920,738,358.86, due to (i) Conversion of the 4th Credits compulsory loan, amounting to R$ 61,337,176.99, and (ii) the capitalization of excess of profit reserves in 2008, amounting to R $ 1,859,401,181.87, through the Company's capital of R $ 24,235,828,852.78 to R $ 26,156,567,211 , 64, corresponding to 905,023,527 preferred shares of Class A shares and 227,186,643 preferred class "B", amounting to 1,132,357,090 shares.

a) Determination Date	30.04.2008
b) Body of increase capital	Extraordinary General Meeting
c) Issue Date	25.09.2008
d) Total Increase Amount	R$ 61,337,176.99 concerning the conversion of the Loan Credits
e) Amount of Securities Issued	2.858.588 preferred shares class "B ".
f) Issue Price	R$ 70,79
g) Form of payment	Credit Conversion
h) Criteria for Determination of Issue Price	Book value for share
i) Public or Private Subscription	4th conversion of credits from the loan
j) % of Increase of Capital in relation to Previous Social Capital	0,25%

a) Determination Date	30.04.2008
b) Body of increase capital	Extraordinary General Meeting
c) Issue Date	25.09.2008
d) Total Increase Amount	R$ 1,859,401,181.87 on the capitalization of reserves
e) Amount of Securities Issued	Without issuing shares.
f) Issue Price	-
g) Form of payment	Capitalisation of profits reserve
h) Criteria for Determination of Issue Price	-
i) Public or Private Subscription	-
j) % of Increase of Capital in relation to Previous Social Capital	7,6%

17.3.  Stock splits, reverse splits and stock dividend: a) the date of determination, b) number of shares prior to approval, separated by class and type, and c) number of shares after approval, separated by class and type:

Event	Determination Date	Number of shares before approval		Number of shares after approval
Reverse Split	16.07.2007	Ord.	452.511.763.550	Ord.	905.023.527
		Pref. A	73.460.000	Pref. A	146.920
		Pref. B	112.164.027.375	Pref. B	224.328.055
		TOTAL:	564.749.250.925	TOTAL:	1.129.498.502

17.4.    Regarding reductions in capital of the Company: a) the date of determination, b) reduction date, c) the total reduction, d) number of shares canceled by the reduction, separated by class and type e) returned value per share; f) form of restitution: (i) cash, (II) in goods, description of duties, (III) on rights, description of duties, g) that the percentage reduction is relative to the share capital immediately prior to the reduction capital; h) reason for the reduction:

There were reductions in capital of the Company.

17.5.  Other information that the Company deems relevant:

Advances for Future Capital Increases (AFACs) in the Company:

On June 29, 2010, the Board of Directors of the Company authorized and will forward for consideration by the Extraordinary General Meeting - EGM to be convened in due course, the proposal to increase the share capital of the Company corresponding to the accumulation of credits for the Future Advances Increase Capital (AFACs), whose value recorded in the financial statements of 31 March 2010, was R$ 4,808,185,864.80, and that will be corrected by the Selic rate to the day of completion of the aforementioned Shareholders' Meeting, as follows:

The capital increase should be done in proportion to the current structure of capital by private subscription of shares of the Company to holders of common shares and preferred class "A" and "B", with the issuance of common shares (ON ) And preferred class "B" (GNP).

The subscription period of 30 days, pursuant to § 4 of Article 171 of Law No. 6404/76, will start on the third business day following the date of the EGM and will have preemptive subscription rights to shareholders are part of the shareholder base on the day of the EGM is held in proportion to the number of shares held.

The subscription prices of the common shares and preference ON GNP should be set based on the value corresponding to the average of prices, weighted by the number of shares traded within thirty (30) trading sessions preceding the attainment of EFA.

The effectiveness of this proposal is conditioned upon the issuance of Presidential Decree authorizing the capital increase.

Advances for Future Capital Increases (AFACs) in subsidiaries:

The Board of Directors approved in October 2009, the capitalization of subsidiaries, amounting to R$ 11,770,400 thousand, corresponding to advances for future capital increase (AFAC), then in existence, totaling R$ 2,945 .835 thousand and the proportion of loans granted to subsidiaries amounting to R$ 9,043,089 thousand.

Both the accumulation of credits under the Company's outstanding balance of loans granted to regular resources, such as payment of AFACs, is conditioned upon the assent from Departamento de Coordenação e Governança das Empresas Estatais - DEST, from Agência Nacional de Energia Elétrica - ANEEL and from Procuradoria Geral da Fazenda Nacional - PGFN, as well as the conclusion of Contrato de Metas de Desempenho Empresarial - CMDE signed by companies with the Company, and amendment of bylaws of the subsidiaries.

18.       SECURITIES

18.1.  Rights of each class and type of shares issued:

a) entitled to dividends

The Bylaws require that the Company must distribute dividends to shareholders representing at least 25% of net income in the previous fiscal year. Dividends are declared at the annual general meeting, which must take place by April 30 of each year, according to Law 6404/76.

According to the Bylaws shall be granted to preferred shares (i) priority in the distribution of dividends in respect of shares and (ii) payment for each preferred share dividends of at least 10% higher than the value of each share ordinary.

Preferred shares class "A", which are subscribed until June 23, 1969, and the resulting price increases attributed to them will have priority in the distribution of dividends, these incidents at a rate of 8% per annum on capital in relation to this type and class of shares to be apportioned equally between them.

Preferred shares class "B" which are those taken from June 23, 1969, will have priority in the distribution of dividends, these incidents at a rate of 6% per annum on capital in relation to that type and class of shares , these dividends to be apportioned equally between them.

The preferred shares will participate on equal terms with common shares in the distribution of dividends, after having ensured the lowest common shares of preferred dividends referred to in Class "A " and Class "B".

The Company may, by resolution of the Board of Directors to distribute interim dividends or pay interest on capital to its shareholders under tax laws. The amount paid to shareholders as interest on capital can be allocated to holders of common shares and minimum annual dividend of preferred shares, such amount to the amount of dividends paid by the Company for all legal purposes.

b) voting rights

According to the laws in force (i) each common share carries one vote at general meetings and (ii) the preferred shares have no voting rights.

c) convertible into another class or kind of action, including: i) conditions, and ii) effects on social capital.

v the laws in force, no preferred shares can be converted into common shares. There are no provisions regarding the conversion of shares into another kind of action.

d) rights on return of capital

According to the laws in force, the preferred shares have priority in repayment of principal.

Direito de Retirada

Any of dissident shareholders of the Company of certain resolutions passed in general meeting may withdraw from the Company, upon repayment of the value of their shares, based on book value.

According to the Corporations Law, the right of withdrawal may be exercised, among others, the following circumstances: (i) split of the Company (in specific situations, as described in the paragraph below), (ii) reduction of the minimum dividend required the Company, (iii) change of the Company, (iv) the Company's consolidation or merger into another company (in particular situations as described in the paragraph below), (v) the Company's participation in a group of companies (as defined in the Corporations Act, and in specific situations, as described below), (vi) stock merger involving the Company pursuant to Article 252 of the Corporations Act by another Brazilian company, to make the Company a wholly owned subsidiary of such other Brazilian society, and (vii) acquire control of another company at a price which exceeds certain limits prescribed by law.

The Corporate Law provides that only the split of the Company shall trigger a right of redemption where she cause: (i) changing the Company's corporate purpose, unless the asset split is transferred to a company whose main activity coincides with the due to the Company's corporate purpose, (ii) the reduction of the minimum dividend to be distributed to shareholders of the Company, or (iii) the Company's participation in a group of corporations (as defined in the Corporations Act).

If: (i) the Company's consolidation or merger with another company, or (ii) the Company's participation in a group of corporations (as defined in the Corporations Act), the Company's shareholders are not entitled to withdraw case actions have the following characteristics: (a) liquidity, ie, to integrate the general index of the BOVESPA or the content of any exchange, as defined by the CVM, and (b) dispersion in the market, so that the controlling shareholders , the parent company or other companies under its control hold less than half the shares of the Company.

The withdrawal right must be exercised within 30 (thirty) days from the publication of the minutes of the general meeting which approved the act that gave rise to the recess. Additionally, the shareholders in general meeting have the right to reconsider (majority of those present) any determination that has occasioned a right of redemption following the convening of the Board within ten (10) days following the expiration of this right , if they decide that the payment of reimbursement to the shares of dissenting shareholders would jeopardize the financial stability of the Company.

In case of exercising the right of withdrawal, the Company's shareholders will be entitled to receive the net asset value of their shares, based on last balance sheet approved by the General Assembly of the Company. If, however, the resolution which led to withdrawal rights occurred more than 60 (sixty) days after the date of the last approved balance sheet, shareholders may request, together with the reimbursement, raising a special balance sheet that meets that deadline To assess the heritage value of their shares. In this case, the Company shall immediately pay 80% (eighty per cent) of the reimbursement amount calculated based on last balance sheet approved by shareholders of the Company and the balance within 120 (one hundred and twenty) days from the date of the determination of general meeting.

Redemption

According to the laws in force, the redemption of shares of the Company of one or more classes may be made by resolution of the Extraordinary General Assembly, regardless of approval on Special Meeting of shareholders of the affected species and classes. The bailout that does not cover all of the shares of the same class must be done by lottery, and can be paid with the profits of the Company, the profit reserves or capital reserves.

e) right to Participate in a public offer for transfer of control.

Under Article 254-A of Law 6404/76, the holders of shares of the Company entitled to attend public offer of shares in case of transfer of control, being provided to shareholders of common stock price at least equal to 80% (eighty percent) of the amount paid per share with voting rights, member of the control block.

The preferred shares are not entitled to participate in a public offer for transfer of control.

Note that the Company is a mixed economy company whose shares with federal voting rights must belong mostly to the Union or the entity's indirect administration.

f) restriction on the moviment of shares

There are no statutory restrictions on the movement of the shares of the Company.

g) conditions for modification of the rights guaranteed by such securities

According to the Corporations Act, (i) creation of preferred shares or increase of existing class of preferred shares, without proportion with other classes of preferred shares, unless already provided or authorized by statute and (ii) Amendment preferences, benefits and conditions of redemption or amortization of one or more classes of preferred shares, or creating more favored class, must be approved at an extraordinary general meeting by holders of shares representing at least 50% of capital voting, and will only be effective after the approval or ratification, on non-renewable term of one year for holders of more than half of each class of preferred shares affected, gathered at a special meeting.

h) other relevant characteristics

According to the Corporations Act or the bylaws, neither the resolutions adopted by shareholders at general meetings of a corporation may deprive shareholders of the following rights: (i) entitled to participate in the distribution of profits, (ii) right to participate, in proportion to its share capital, distribution of any remaining assets in the event of liquidation, (iii) preemptive rights to subscribe for shares, convertible debentures or warrants, except in certain circumstances contained in the Corporations Law, (iv) the right to inspect, as provided in the Corporations Law, the management of the business, (v) the right to vote at general meetings, and (vi) the right to withdraw the Company, as provided by the Corporations Act.

On September 26, 2006, the Company entered into with the BM & F Membership Agreement to Level 1 of Corporate Governance, which took effect from that date.

Companies listed on Level 1 are committed mainly to improvements in providing information to the market and the share dilution. For example, a publicly traded company listed on Level 1 has the additional obligations to the law: (i) improving the information sent to the CVM and BM &FBOVESPA; (ii) Public meetings with analysts and investors at least once a year; (iii) the filing of an annual calendar, setting out a schedule of corporate events such as meetings, dissemination etc. (iv) disclose the terms of contracts between the company and related parties, (v) disclose, on a monthly basis Trades involving securities and derivatives issued by the company's controlling shareholders, (vi) maintenance in circulation of a minimum number of shares, representing 25% (twenty five per cent) of the capital of the corporation, and (vii ) when carrying out public offerings, to adopt mechanisms that favor capital dispersion.

18.2.    Statutory rules, if any, that limit the voting rights of significant shareholders or obliging them to make a public offer:

As seen in Section 18.1.b above, the preferred shares of the Company is not entitled to vote. In accordance with the laws in force there are other provisions that limit the voting rights of significant shareholders or which requires them to make a public offer.

18.3.    Exceptions and suspensive clauses relating to political or economic rights provided for in the statute:

There are no exceptions and / or the property rights clauses precedent or policy referred to in the Company's Bylaws.

18.4.  Trading volume as well as highest and lowest prices of securities traded on a stock exchange or counter market, in each of the three quarters of fiscal years:

The table below shows the highest and lowest quotations for the Company's common shares at BOVESPA, as well as their trading volume in each of the three quarters of fiscal years:

ON (ELET3)	BM&FBovespa
Period of 3 months ended in	Minimum Share Price¹ (R$)	Maximum Share Price¹ (R$)	Average Daily Trading Volume (in R$)
31/03/2008	20,64	27,80	1.740.130.363,00
30/06/2008	23,95	30,95	2.285.604.861,00
30/09/2008	22,36	31,25	2.713.321.083,00
31/12/2008	19,64	29,50	2.095.493.822,00
31/03/2009	23,25	28,06	1.494.006.901.00
30/06/2009	25,25	29,69	2.017.058.364,00
30/09/2009	26,64	30,80	1.776.226.974,00
31/12/2009	24,75	38,75	2.364.937.749,00
31/03/2010	23,25	42,00	2.977.688.361,00
30/06/2010	21,86	26,57	1.684.656.046,00
30/09/2010	21,00	23,25	1.144.061.250,00
31/12/2010	21,68	26,05	1.460.876.882,00
________________________________ ¹ Closing prices. Source: BM&FBOVESPA.

Preferred shares class "A" Company match and a small amount at present no significant trading volume.

The table below shows the highest and lowest prices of preferred shares class "B" Company at BOVESPA, as well as their trading volume in each of the three quarters of fiscal years:

PNB (ELET6)	BM&FBovespa
Period of 3 months ended in	Minimum Share Price¹ (R$)	Maximum Share Price¹ (R$)	Average Daily Trading Volume (in R$)
31/03/2008	21,20	27,45	1.886.037.840,00
30/06/2008	23,95	27,50	2.069.156.896,00
30/09/2008	19,47	27,60	2.153.905.235,00
31/12/2008	18,61	27,60	2.032.908.886,00
31/03/2009	28,30	26,26	1.398.919.876,00
30/06/2009	25,91	28,80	1.717.340.179,00
30/09/2009	24,67	27,00	1.415.411.226,00
31/12/2009	24,70	33,90	1.790.344.450,00
31/03/2010	28,30	35,19	1.876.664.068,00
30/06/2010	25,91	32,56	1.319.350.243,00
30/09/2010	24,67	27,71	1.193.010.242,00
31/12/2010	24,70	30,72	1.201.850.786,00
¹ Closing prices. Source: BM&FBOVESPA.

18.5.  Other securities than shares, including: a) identification of the security, b) much c) value, d) issue date; e) restrictions on the movement f) convertible into shares or conference entitled to subscribe or buy shares of the issuer, stating: (I) conditions, (II) effects on social capital, g) possibility of redemption, including: (i) chance of redemption, (II) formula for calculating the redemption value, h) when securities are debt securities, indicate, where applicable, (i) salary, including the conditions for acceleration (II) interest, and (iii) security and, if real, and description of object, (IV) in the absence of guarantee If the claim is unsecured or subordinated, (v) any restrictions imposed on the issuerregarding the the distribution of dividends ,the sale of certain assets ,the hiring of new debt and issuing new securities ,( vi)the trustee , giving the main terms of the contract; i) conditions for change in the rights guaranteed by such securities, and j) other relevant characteristics:

On the date of this reference form, besides the common and preferred shares of its issuance, the Company has two programs for American Depositary Receipts, as well as a program Latibex related to common and preferred shares class "B". For more information on ADRs and the program Latibex the Company, see item 18.7. this reference form.

The Company has debt securities (notes) issued abroad, whose main characteristics following described below:

Notas 2019 – Centrais Elétricas Brasileiras- Eletrobras

The main features of the 2019 Notes of the Company are as follows:

a)        Security indetification

The Company's 2019 Notes are debt securities issued and placed with qualified investors, pursuant to rule 144A of the U.S. Security Act of 1933.

b)        quantity

The Company issued a total of 10,000 Notes 2019.

c)        amount

The 2019 Notes were issued at par value of U.S.$ 100,000.00 each, plus multiples of U.S.$ 1,000.00, and the issue price equal to 99.112% of face value. The release notes of 2019 totaled a value of $ 1 billion.

d)        emission date

July, 30 2009.

e) movement restrictions

The Company's 2019 Notes may be transferred in accordance with Rule 144A under the U.S. Security Act of 1933.

f) convertible into shares or conference entitled to subscribe for or purchase shares of the issuer: (i) conditions, (ii) effects on social capital:

Not apply.

g) possibility of redemption, including: (i) chance of redemption, (ii) formula for calculating the redemption value;

The Company's 2019 Notes may be redeemed, in the light of changes in Brazilian tax law (including any level of regulation), the Company will become hopelessly subject to payment of additional amounts payable by it under the indenture for the Notes in 2019, higher than those that the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or withholding. In such cases, the Company may redeem all, and only all, of the 2019 Notes at a price equal to 100% of principal amount together with accrued interest to the redemption date, after irrevocable notice of redemption with at least 30 days and a maximum of 60 days in advance.

The Company, or any of its affiliates, may repurchase the 2019 Notes in the market at any time and at any price.

h) when securities are debt, indicate, where applicable, (i) maturity, including the conditions of acceleration, (ii) interest, and (iii) security and, if real, and description of object, (iv) the absence of collateral if the loan is unsecured or subordinated, (v) any restrictions imposed on the issuerregarding the the distribution of dividends ,the sale of certain assets ,the hiring of new debt ,the issuance of new securities , ( vi)the trustee Indicating the principal terms of the contract:

Notes maturing in 2019 is 30 July 2019.

The indenture for the notes down the 2019 usual events of default, including failure or breach of terms, appointments or other restrictive covenants contained in said deed, prepayment of other indebtedness as a result of default, failure to pay debts related to another within the period applicable grace period, delivery of unfavorable judgments or court orders against the issuer or its subsidiaries, changes in the Company's majority control exercised by the Brazilian government, and issues related to certain events of bankruptcy and insolvency of the issuer. Should an event of default, the trustee or the holders of at least 25% of the aggregate principal amount of notes at the time outstanding may declare immediately due the principal and accrued interest on the notes.

 (ii) interest

The interest rate applied to the Company's 2019 Notes is 6.875% pa, calculated from July 30, 2009, and paid semiannually on January 30 and July 30 of each year, beginning on January 30, 2010.

(ii)           guarantee and, if real, description of object

There are no guarantees.

(iii)          in the absence of collateral if the loan is unsecured or subordinated;

Unsecured creditor.

 (v) any restrictions imposed on the issuer regarding the distribution of dividends, the sale of certain assets, the hiring of new debt, the issuance of new securities;

•         distribution of dividends:

The 2019 Notes do not impose restrictions on the distribution of dividends by the Company.

The 2019 Notes of the Company provide that the Company shall not permit any of its material subsidiaries (as defined in the indenture for the Notes 2019) creates or allows the existence of any contractual limitation, or otherwise, the ability of the subsidiary in order to repay dividends or to remunerate its capital (except as required by law).

•         The sale of certain assets:

The 2019 Notes of the Company provide that: (a) the business combination by the Company or the transfer of substantial portion of its assets, undertakings and revenues, present or future, determined on a consolidated basis, can only be performed since the company resulting from the operation to be established in Brazil and will take jointly with the Company, individually or if the Company ceases to exist as a function of operation, payment of principal and interest due under the 2019 Notes issued by the Company and the compliance with other obligations to the holders, on terms and conditions previously approved by the trustee, and (b) the disposal of the relevant part of the assets, undertakings and revenues of the Company, present or future, can only be held in commutative bases and that, as a result of such transfer, there is a substantial change in the nature of the Company and / or its subsidiaries.

•         The hiring of new debt:

The 2019 Notes do not restrict the hiring of new debt by the Company.

•         The issue of new securities

The terms and conditions of the Company's 2019 Notes do not restrict the issuance of securities by the Company.

 (vi)      Trustee

Deutsche Bank Trust Company Americas

i) conditions for modification of the rights guaranteed by such securities;

In addition to other matters set forth in the Company's 2019 Notes, the rights of holders of 2019 Notes may be amended by the Company and the Trustee, without the prior consent of the holders, when such changes are purely formal, technical or irrelevant, or performed to correct a manifest error, or if that particular change is not provided in writing and that, in the opinion of the Trustee, do not change substantially the rights of holders of 2019 Notes of the Company.

Moreover, in general, it is necessary consent of the holders of 2019 Notes of the Company to reduce the principal amount of securities or change the due date, reducing the interest rate, reduce the amount to be paid in case of redemption, change your currency Payment of Notes 2019, granting to a specific holder the option of receiving interest or principal on a date different from that stated in the 2019 Notes, amend the quorum required for approval of changes, change in any provision of the 2019 Notes to amend the order of preference securities, among others.

j) other relevant aspects

All relevant aspects are listed above.

Notas 2015 – Centrais Elétricas Brasileiras - Eletrobras

The main features of the 2015 Notes of the Company are as follows:

a)        Security indetification

The Company's 2015 Notes are debt securities issued and placed with qualified investors, pursuant to rule 144A of the U.S. Security Act of 1933

b)        quantity

The Company issued a total of 3000 Notes 2019.

c)        amount

The 2015 Notes were issued at par value of U.S. $ 100,000.00 each, plus multiples of $ 1,000.00, and the issue price equal to 100% of face value. The release notes of 2015 totaled a value of $ 300 million.

d)        emission date

November, 30 2005.

e) movement restrictions

The Company's 2019 Notes may be transferred in accordance with Rule 144A under the U.S. Security Act of 1933.

f) convertible into shares or conference entitled to subscribe for or purchase shares of the issuer: (i) conditions, (ii) effects on social capital:

Not apply.

g) possibility of redemption, including: (i) chance of redemption, (ii) formula for calculating the redemption value;

The Company's 2015 Notes may be redeemed, in the light of changes in Brazilian tax law (including any level of regulation), the Company will become hopelessly subject to payment of additional amounts payable by it under the indenture for the Notes in 2015, higher than those that the Company would normally be subject if the payments owed by it were subject to a 15% rate of deduction or withholding. In such cases, the Company may redeem all, and only all, of the 2015 Notes at a price equal to 100% of principal amount together with accrued interest to the redemption date, after irrevocable notice of redemption with at least 30 days and a maximum of 60 days in advance.

The Company, or any of its affiliates, may repurchase the 2015 Notes in the market at any time and at any price.

h) when the securities are debt securities, indicate, where applicable, (i) maturity, including the conditions of acceleration, (ii) interest, and (iii) security and, if real, and description of object, (iv) absence of collateral if the loan is unsecured or subordinated, (v) any restrictions imposed on the issuerregarding the the distribution of dividends ,the sale of certain assets ,the hiring of new debt ,the issuance of new securities ,( vi) trustee, stating the main terms of the contract:

 (i) maturity and prepayment assumptions

The maturity of 2015 notes is 30 November 2015.

The indenture for the notes down the 2019 usual events of default, including failure or breach of terms, appointments or other restrictive covenants contained in said deed, prepayment of other indebtedness as a result of default, failure to pay debts related to another within the period applicable grace period, delivery of unfavorable judgments or court orders against the issuer or its subsidiaries, changes in the Company's majority control exercised by the Brazilian government, and issues related to certain events of bankruptcy and insolvency of the issuer. Should an event of default, the trustee or the holders of at least 25% of the aggregate principal amount of notes at the time outstanding may declare immediately due the principal and accrued interest on the notes.

 (ii) interest

The interest rate applicable to the Company's 2015 Notes is 7.75% pa, calculated from November 30, 2005, and paid semiannually on March 30 and May 30 of each year, beginning on May 30, 2006.

(iii) guarantee and, if real, description of object

There are no guarantees.

(iv) in the absence of collateral if the loan is unsecured or subordinated;

Unsecured creditor.

 (v) any restrictions imposed on the issuer regarding the distribution of dividends, the sale of certain assets, the hiring of new debt, the issuance of new securities;

•         distribution of dividends:

The 2015 Notes do not impose restrictions on the distribution of dividends by the Company.

The 2015 Notes of the Company provide that the Company shall not permit any of its material subsidiaries (as defined in the indenture for the Notes 2015) creates or allows the existence of any contractual limitation, or otherwise, the ability of the subsidiary in order to repay dividends or to remunerate its capital (except as required by law).

•         The sale of certain assets:

The 2015 Notes of the Company provide that: (a) the business combination by the Company or the transfer of substantial portion of its assets, undertakings and revenues, present or future, determined on a consolidated basis, can only be performed since the company resulting from the operation to be established in Brazil and will take jointly with the Company, individually or if the Company ceases to exist as a function of operation, payment of principal and interest due under the 2015 Notes issued by the Company and the compliance with other obligations to the holders, on terms and conditions previously approved by the trustee, and (b) the disposal of the relevant part of the assets, undertakings and revenues of the Company, present or future, can only be held in commutative bases and that, as a result of such transfer, there is a substantial change in the nature of the Company and / or its subsidiaries.

•         The hiring of new debt:

The 2015 Notes do not restrict the hiring of new debt by the Company.

•         The issue of new securities

The terms and conditions of the Company's 2015 Notes do not restrict the issuance of securities by the Company.

 (vi)      Trustees

The Bank of New York Mellon (BONY).

i) conditions for modification of the rights guaranteed by such securities;

In addition to other matters set forth in the Company's 2015 Notes, the rights of holders of 2015 Notes may be amended by the Company and the Trustee, without the prior consent of the holders, when such changes are purely formal, technical or irrelevant, or performed to correct a manifest error, or if that particular change is not provided in writing and that, in the opinion of the Trustee, do not change substantially the rights of holders of 2015 Notes of the Company.

Moreover, in general, it is necessary consent of the holders of 2019 Notes of the Company to reduce the principal amount of securities or change the due date, reducing the interest rate, reduce the amount to be paid in case of redemption, change your currency Payment of the 2015 Notes, in giving a specific holder the option of receiving interest or principal on a date different from that stated in the 2015 Notes, amend the quorum required for approval of changes, change in any provision of the 2015 Notes to amend the order of preference securities, among others.

j) other relevant aspects

All relevant aspects are listed above.

18.6.  Brazilian markets where the Company's securities are admitted to trading:

The Company's common shares are traded on the BM&FBOVESPA under the symbol "ELET3" and the Class "B" and Class "A" preferred shares are traded on the BM&FBOVESPA under the symbol "ELET6" and "ELET5" respectively.

18.7.  Classes and types of securities listed on foreign markets, including: a) country b) market, c) the managing entity of the market where securities are traded; d) date of admission to trading, e) if there, give the trading segment, f) date of listing in the trading segment, g) percentage of trading volume abroad in relation to the total volume of negotiations for each class and type in the last year, h) if any, proportion of overseas depositary receipts in respect of each class and type of shares i) if any, the depositary bank, and j) if any, the custodian.:

ADR Program - New York Stock Exchange - (NYSE)

The Company currently has two programs of American Depositary Receipts ("American Depositary Receipts or" ADRs ") level 2 related to common and preferred shares class" B ".

The ADRs are traded in the U.S., NYSE, administered by the New York Stock Exchange. The ADRs were listed on 31 October 2008, having been listed on the NYSE the same day.

In the year ended December 31, 2010, the trading volume of our common stock on the form of ADRs in the U.S. totaled 200,181,336 shares, or 41.5% of the total volume of trading in shares of the Company .

In the year ended December 31, 2010, the trading volume of Class B preferred shares of the Company on the form of ADRs in the U.S. totaled 55.13.732 of shares, or 22.0% of the total volume of trading of the preferred shares the Company.

On December 31, 2010, ADRs representing ordinary shares totaled 71,962,190. Whereas each ADR representing shares corresponds to 1 (one) ordinary share, such ADRs representing 7.9% of total shares issued by the Company.

On the date of this reference form, the ADR representing Class B preferred shares totaling 32,973,907. Whereas each ADR representing Class B preferred shares corresponds to 1 (a) Class B preferred stock, such ADRs represent 14.5% of Class B preferred stock issued by the Company.

The custodian of the common stock and Class B preferred underlying the ADRs is Banco Itau SA and is the depository institution JP Morgan Chase Bank, NA

Latibex – Stock Exchange of Madri

The Company's shares are listed on the Stock Market of Latin American companies traded in euros - Latibex, administered by the Stock Exchange of Madrid, Spain.

The Company had its common and preferred shares class "B" admitted to trading on Latibex on April 18, 2000, having been listed for trading on the same day under the codes and Xelto Xeltb respectively.

In the year ended December 31, 2010, the volume of trading on Latibex Xelto totaled 482,143, or 0.10% of total volume of trading of the shares. In the year ended December 31, 2010, the volume of trading amounted Xeltb 1,147,184, or 0.45% of total trading volume of preferred shares.

There is neither the custodian trustee of the Company's shares traded on Latibex.

18.8.    Public Offering of Securities made by the Company or by third parties, including controllers and associated companies and subsidiaries, in securities of the Company in the past 3 fiscal years and the current fiscal year:

Except with respect to the international distribution of the securities described in Item 5.18 of this reference form, there has been no public distribution of securities by the Company or by third parties in relation to securities issued by it in the past three fiscal years or the current year.

18.9.    Takeover bids made by the Company relating to shares issued to third in the past 3 fiscal years and the current fiscal year:

Over the past three fiscal years, the Company has not made any public offer to acquire shares issued by third parties.

18.10.  Other information that the Company deems relevant:

There are no other relevant information.

19.       PLANS FOR REPURCHASE SECURITIES AND TREASURY

19.1.    In relation to plans to repurchase Company stock in the past 3 fiscal years and the current fiscal year: a) date of the resolutions which approved the buyback plans and b) for each plan, indicate: (i) number of shares provided Separated by class and type (II) percentage to total shares outstanding, separated by class and type (III) period of repurchase, (iv) reserves and profits available for repurchase, (V) other important characteristics , (VI) quantity of shares purchased, separated by class and type, (VII) weighted average price of the acquisition, separated by class and type, and (viii) percentage of shares purchased in relation to the total approved:

The Company's Bylaws authorizes the Board to approve the purchase by the Company of shares of its own shares for cancellation or held in treasury for subsequent sale.

Nevertheless, the Company has not approved any plan to repurchase stock in the last three fiscal years.

19.2.    Regarding the handling of securities held in treasury in the past 3 fiscal years and the current state fiscal year, segregating type, class and type, indicate the quantity, total value and average price for the acquisition of: a) opening balance; b) acquisitions; c) disposals; d) cancellations, and e) closing balance:

Not apply.

19.3     Concerning securities held in treasury, at the close of the last fiscal year indicate, segregating type, class and kind: a) quantity b) weighted average price of purchase, c) date of acquisition, and d) percentage in relation securities outstanding in the same class and type:

Not apply.

19.4   Other information that the Company deems relevant:

There are no other relevant information.

20.       POLICY OF SECURITIES TRADING

20.1.  Policy trading of securities issued by its controlling shareholders, direct or indirect, directors, members of the board, council tax and any agency with technical or advisory, created by statutory provisions, including a) date of approval; b) related persons, c) the main features, and d) estimates of restricted periods of negotiation and description of the procedures to monitor trading in such periods:

a) approval date

The Company has Manual for Communication of Material Facts and policy on Trading in Securities issued by the Company, approved at a meeting of the Board of Directors of the Company held on February 22, 2010.

b) persons

According to the Trading Policy, in addition to the Company, subject to political negotiation, (i) Directors, Shareholders and Fiscal Committee, the Company, (ii) Employees and Executives of the Company with access to material information, (iii ) Those who have business relationships, professional or trust with the Company, such as independent auditors and consultants, and by reason of such relationships have access to material information and, moreover, (iv) anyone who, by virtue of its position, function or position in the Parent, Subsidiaries and Companies in which controlling interest is acquired by the Company are aware of Relevant Information on the Company ("Related Persons"). The Related Parties shall sign an agreement to join the Trading Policy.

The Related Persons shall sign the "Declaration of Compliance " in the Manual for Use and Disclosure of Information and Policy for Trading Securities Issued by the Company, pursuant to articles 15, § 1, section I and 16, § 1 of Instruction the Securities and Exchange Commission ("CVM") No. 358 of January 3, 2002, and according to the model in Annex I of the Trading Policy. Besides being in accordance with the rules of the CVM, the Securities Trading Policy meets the standards of the U.S. Securities and Exchange Commission (SEC) and the New York Stock Exchange ("NYSE").

The Company shall maintain at its headquarters, the ratio of people who signed the Declaration of Compliance, which will be updated continuously as required for the accession of new people. Similarly, whenever there are changes in registration data, the underwriters of the Terms of Accession should report them immediately to the Company, through the Director of Investor Relations. This relationship will be maintained to the CVM.

The Terms of Agreement shall remain archived at the Company as its signatories remain associated with the Company, and for at least five years after their departure.

The Company's Trading Policy defines "Material Information"means any decision of the Controlling Shareholder, resolution of the General Assembly or the board of directors of the Company or any other fact or act of political-administrative, technical, business or economic-financial occurred or related to the Company's business, and not disclosed to investors, which can significantly influence the price of Securities issued by the Company or related thereto, the decision of investors to buy, sell and hold Securities or the decision of investors to exercise any rights attaching to the ownership of securities issued by the Company or related thereto, and as "Proprietary Information"means Material Information not yet disclosed to investors who are aware of, or access the Company's Management , Business Contacts, Employees and Executives, by reason of his office, function or relationship of trust, and should receive the treatment provided in item VI of the negotiation policy of the Company, in order to meet the principle of equal treatment of disclosure as well as no prejudice the interest of the company.

c) main aspects

The Manual for Communication of Material Facts and Policy on Trading in Securities establishes certain parameters and specific limits for the trading of securities issued by the Company, among which are contemplated (i) the restrictions provided for CVM Instruction No. 358 of January 3, 2002, as amended ("CVM Instruction 358") and (ii) the internal politics of trade in securities adopted by the Company ("Trading Policy").

The Trading Policy aims to prevent and punish the use of insider information for personal benefit by persons associated, in the trading of securities issued by the Company and set forth the guidelines that will govern, in an orderly manner and within the limits set by law, the trading of such securities, pursuant to CVM Instruction 358/02 and internal policies of the Company.

These rules also aim at preventing the practice of insider trading (misuse for the benefit of yourself or others with inside information) and tipping (insider tips so others can benefit from them), preserving the transparency in trading of securities issued by the Company.

d) forecasting periods of restricted trading and description of the procedures to monitor trading in such periods

Restrictions on Trading Pending Disclosure of Material Information

In the cases below, the trading of securities by the Company and Related Parties until the Company discloses to the market Relevant Information:

  whenever there is any Relevant Information on the Company's business which they know the people mentioned above;
  Controlling Shareholder Directors and whenever in the process of purchase or sale of shares of the Company by the Company and its Subsidiaries, or if an option or mandate for the same purpose, and sempre que existir a intenção de promover incorporação, cisão total ou parcial, fusão,

  transformation or reorganization of the Company.

The Company and the Related Persons also may not trade securities during the period from the date of the decision of the Board of Directors of the Company, recorded in the minutes of the meeting and the publication of notices or subject matter in ads targeted to the Public Investor When approved the materials they deal with the increase in the capital of the Company, payment of dividends by the Company, payment of interest on capital by the Company, stock dividends by the Company or its derivatives, grouping and / or stock split by the Company.

The prohibitions set forth above also apply to anyone who has knowledge of Material Information, the knowledge that this information is not disclosed to the market, especially those who have business relationships, professional or trust with the Company, such as auditors independent securities analysts, and consultants.

Prohibitions do not apply to the above operations with treasury shares through private transactions, related to stock option exercise in accordance with the plan to grant stock options to purchase shares approved by the Company's general meeting and any repurchases by the Company, also through private trading of such shares.

The trading restrictions do not apply to the Company and Related Persons, as of the date of signing the Accession where operations take place under the Policy and Procedure Manual under the Disclosure and Use of Information and Policy for Trading Securities issued by the Company.

The negotiations of the above persons, under the Company's Trading Policy, to enjoy the benefits set forth herein pursuant to the CVM rules shall be held in the form of long-term investment, given at least one of these characteristics:subscrição ou compra de ações por força do exercício de opções concedidas na forma de Plano de Opção de Compra aprovado pela assembléia geral; e

Performance by the Company, the shopping program object share repurchase for cancellation or held in treasury.

Trading restrictions after the Disclosure of Material Information

In the cases mentioned above, even after the disclosure of Material Information, prohibition shall prevail for negotiation, if it may, the Company's discretion, interfere in the business with the Company's shares so as to result in injury to the Company or its shareholders.

Whenever the Company decides to maintain the ban on trading, the Director of Investor Relations decision through an internal memo.

Prohibition of Trading in Period Prior to Disclosure of Quarterly and Yearly in addition to the Financial Statements

The Company and the Related Persons may not trade securities of the Company within 15 (fifteen) days prior to disclosure or publication, as is the case, the quarterly information (ITR) and annual information (RP and DFP).

Prohibition on Acquisition or Disposal of Shares in the Company

The Board of Directors of the Company shall not determine the purchase or sale of own shares until it is made public through the publication of Material Information to:

  enter into any agreement or contract for the transfer of control of the Company, or granting of an option or mandate for the purpose of transferring control of the Company, or existence of an intention to promote incorporation, total or partial split, merger or reorganization.

If, after the approval of a buyback program, occasioned by the fact that falls into any of the assumptions above, the Company shall immediately suspend the operations of its own issued shares on the said program, until the disclosure of its Information.

Restricted Trading Applies only to former Directors

Administrators who leave the Company's management prior to public disclosure event or business started during his period of office may not trade the Company's Securities:

  the period of 6 (six) months after their withdrawal, or
  up to the disclosure by the Company of Relevant Information to the market, unless the trading in the shares of the Company, after the disclosure of Material Information could affect the conditions for these businesses to the detriment of shareholders or the Company itself.

The trading prohibitions in the Trading Policy applies to transactions made directly or indirectly by Related Persons, even in cases in which trading by these persons is handled through:

  company controlled by it, and
  third party with whom they maintain a trust or contract portfolio management or stock.

In addition, trading prohibitions in the Trading Policy also apply to trading on the Stock Exchange, as well as the negotiations without the intervention of a member institution of the distribution system of securities.

For purposes of article 20 of CVM Instruction 358 are not considered indirect negotiations carried out by those investment funds that are shareholders of the people mentioned in the above item, provided that:

  investments funds are not exclusive, and
  the trading decisions of the administrator of the fund can not be influenced by the shareholders.

20.2.  Other information that the Company deems relevant:

There is no other relevant information.

21.       DISCLOSURE POLICY

21.1.  Describes the standards, rules or procedures adopted by the Company to ensure that the information to be disclosed publicly to be collected, processed and reported accurately and timely:

As mentioned in section 20.1 of this Reference Form, the Company has a Manual of Disclosure and Use of Information and Policy for Trading Securities Issued by the Company, approved by the Board on 22 February 2010 which, besides containing the Company's Securities Trading Policy regulates the disclosure of relevant information and maintaining confidentiality about the information that has not been disclosed to the public ("Disclosure Policy ").

According to the Disclosure Policy, the Company uses the following tools for communication with investors:

(i) Mandatory Reports: The Company shall prepare and submit to the CVM and the SEC information in the format required by them, according to the schedule established by those bodies. In essence, everything that is sent to the SEC should be translated into Portuguese and sent to the CVM, and vice versa.

(ii) Informational: notes of relevant facts and corporate documents, which relate to announcements, notices and minutes of meetings and meetings of the Board, published in newspapers at the seat of the Company, the place where it is traded and in the official press in Brazil. The Company also disseminates reports quarterly results (press release) March, June, September and December, called Inform Investors and its English version Marketletter and its Spanish version Inverters Tell them they must be prepared with the objective of inform the audience about the operating performance and financial-economic in the quarter and accumulated in the current year (the year before), through an objective analysis of the results and balance sheet position.

(iii)Address of Investor Relations on the Internet ("IR Website"): The IR Website is an important vehicle of communication of the Company with its investors, which should contain all relevant information, such as: a) information to the CVM, SEC and Bags b) reports quarterly results and analysis of performance, c) standard updated presentation to investors; d) evolution of price and volume of shares traded e) Annual Report (PDF file format and online), and f) contact information of the investor relations team of the Company. All information should be given with regularity, quality and equity (English, Portuguese and Spanish).

(iv)Management Reports on Results: The annual report reinforces the accountability of company management to shareholders and investors. This document must bear the full financial statements of the company, an analysis of managerial performance in the period and other information to enable an understanding of: a) the business in which the Company operates, with segmentation which may be needed, b) the quality of Company's management, c) the strategic positioning and future growth opportunities, and d) the operational and economic performance and financial period.

The Chief Investor Relations Officer is responsible for the dissemination of quarterly and annual results, which should always occur before or after the close of trading on the Stock Exchanges, as well as ensure their full and immediate dissemination simultaneously in all markets in which the Securities are traded.

The process for disseminating the results of the Company shall follow the following steps to ensure respect for fundamental principles of the Disclosure Policy: (i) Initiation: electronically deliver the complete Financial Statements and Reports required by the CVM and SEC, after translated into English, and these should also be sent to the Stock Exchanges where the Company's Securities are traded, (ii) Dissemination: to disseminate the summary of the Management Reports Quarterly Results and Annual Reports (press release) through news media and simultaneously provide complete information on the Company's IR website in order to provide broad and equitable access to information, (iii) Investors: after, the Company shall release the information to investors registered in the merge information capital market, administered by the area of investor relations, and (iv) Conference: meeting should be held with investors and other interested parties in Brazil and abroad to openly discuss and clarify the results released by the Director of Investor Relations Manager or Investor Relations.

In addition, and after completing the schedule for the dissemination of results, the Company shall promote semiannual roadshows with investors in Brazil and abroad, aiming to expand and strengthen the Company's external image as a transparent entity and proactive in providing accounts.

The Chief Investor Relations Officer and / or Manager of Investor Relations will meet the demands of investors interested in visiting the Company, to discuss financial results and the strategies implemented and ongoing in the Company, always observing the fundamental principles and additional recommendations set out in the Disclosure Policy.

21.2.  Describe the policy of disclosure of material fact or act adopted by the Company, indicating the procedures for maintaining secrecy about relevant information not disclosed:

The purpose of disclore of material fact

Disclosure of Material Information aims to ensure the availability to the investing public with timely, efficiently, reasonable and complete the necessary information for their investment decisions, ensuring the best possible symmetry in the dissemination of information. Thus, it prevents the misuse of Insider Trading in the securities market by people who have access to them, for yourself or others at the expense of investors in general, the market or the Company itself.

Internal Procedures to inform and disseminate information Relevant Company

The Director of the Company's Investor Relations is responsible for outreach and communication about the Relevant Information, as well as ensuring their full and immediate dissemination simultaneously in all markets in which the Securities are traded.

The Related Parties shall communicate any relevant information which they know to the Director of Investor Relations, pursuant to the Disclosure Policy, is the person responsible for its communication to the appropriate organs, and its press release.

It will be the Director of Investor Relations to provide any relevant information or information of a financial company to the press and general public as well as possible confirmation, correction or clarification of this information to the CVM, the Stock Exchanges and the SEC, may, if appropriate, use such measures to the email address of the Investor Relations area.

In the absence or incapacity of the Director of Investor Relations for the steps set forth in the Disclosure Policy, the subsidiary will be responsible for the Company President.

Securities Company, the Head of Investor Relations must investigate any meetings with external public company, Public Investor or selected, in Brazil or abroad, on matters that may constitute Material Information, may be made only in the presence Administrators or managers of the Company's Investor Relations area. In the absence of the Director of Investor Relations, meeting content should be reported to it, what may constitute Material Information, in order that any Material Information to be disclosed simultaneously to the market under the Disclosure Policy.

In case of request for additional clarifications to the reporting and disclosure of Material Information by CVM, SEC or the Stock Exchange, or if an atypical variation in price or trading volume of people with access to material information to ascertain whether these are aware of information that must be disclosed to the market.

Liabilty for omission

The Related Parties shall communicate to the Director of Investor Relations where they have knowledge or Relevant Information about the improper disclosure of Privileged Information. If such notification, (and not when the decision to maintain confidentiality in exceptional cases as provided below under Exception to Immediate Disclosure and Procedures for Non-Disclosure), people mentioned the Related verify omission unjustified Relations Officer Investor in fulfilling its duty of disclosure and communication, these will only be exempt from responsibility should immediately notify the Relevant Information to the CVM.

When to inform and disseminate - deadlines

Regarding the time to inform and disseminate, Director of Investor Relations must also observe the following:

  inform and disseminate information occurred or related to the Company's business immediately after their occurrence;
  simultaneously divulged to the market to Relevant Information to be broadcast in any media, including press releases or meetings with external public company with public investor or a selected public in Brazil or abroad;
  Divulge any Relevant Information, whenever possible, before or after the close of trading on the Stock Exchanges where the securities are traded in Brazil or abroad. If the trading hours of such grants will prevail the opening hours of the Brazilian market.
  Assess the need to simultaneously request the Stock Exchanges, foreign and domestic, in which the Securities are traded, the suspension of trading of the securities for the time needed to properly disclose the Material Information, if it is imperative that disclosure of Material Information will be made during trading hours. one or more stock exchanges, the suspension of trading referred to this item is not carried out in Brazil while working on the Stock Exchanges and Scholarships in such negotiations are not suspended;
  Notify the NYSE pursuant to its rules of the NYSE, by phone at least ten minutes before the announcement to the public for any information not routine or expected to impact the stock market, when communication is to be made during office hours the NYSE.

In compliance with CVM Instruction 319/99, as amended ("CVM Instruction 319 "), the conditions of merger or division involving the Company should be reported with at least 15 (fifteen) days before the date of the general meeting will discuss the protocol and its justification, as reported in the press, and communication and outreach should include at least the information contained in the first paragraph of article 2 of CVM Instruction 319.

Notify

The material information shoul be notify:

  CVM and SEC;
  The Stock MArket; and
  The investing public.

Admission – Newspaper and Internet

The communication of information to CVM, SEC and Stock Exchanges must be made simultaneously and immediately, by writing signed by the Director of Investor Relations, describing in detail the acts and / or facts indicating where possible, the amounts involved and other clarifications.

In turn, the disclosure of information involving the Company to the Public Investors should be given by publication in newspapers of general circulation regularly used by the Company, such disclosure is the responsibility of the Director of Investor Relations. Currently the Company uses the newspapers Correio Brasiliense, O Globo, Jornal do Comércio, Tribuna da Imprensa, Day, Economic Value, Daily Trade Industry and Services, Folha de Sao Paulo, Maranhão, Pará and The Daily Liberal.

The Company may, every disclosure of Material Information to the Public Investor, choose to do it briefly in the papers mentioned above, but in this case, must (shall) be shown (s) in the publications (s) address (es) Internet where the complete information should be available to all investors in content at least equal to that sent to the CVM, the Stock Exchanges and the SEC.

The dissemination and communication of relevant information, including information disseminated via the Internet above should be carried out clearly and precisely, without emphasizing the news favorable or unfavorable sub-evaluate, and must meet a language accessible to the Investing Public . The Company shall ensure that the news will be communicated appropriately.

Inside information and Professional Secrecy

Covered Persons with access to Inside Information, subject to constitutional and legal requirements of advertising, have a duty to (i) maintain the confidentiality of Relevant Information to which they have privileged access, depending on the position they occupy in the company until its disclosure market and (ii) ensure that subordinates and others you trust to do the same, jointly liable with them in case of breach of duty of confidentiality.

The professional secrecy covers to prevent the disclosure of Material Information unevenly. Thus, for guidance, whenever there is doubt about the importance of Inside Information, you should contact the Director of Investor Relations of the Company to rectify the doubt.

Exception to Immediate Disclosure and Procedures for Non-Disclosure

Failure to communicate and disseminate information relevant is an exceptional and should be subject to examination and decision of the Board of Directors of the Company or the Controlling Shareholder.

This exception to the immediate disclosure of Material Information will only apply in cases where disclosure jeopardize legitimate interest of the Company.

Anyway, Covered Persons should be aware of the obligation to disclose immediately if there is leaking this information Relevant or atypical fluctuation in price or trading volume of securities issued by the Company or related thereto.

In the case above and in the circumstances, the Director of Investor Relations must submit to CVM decision to maintain the confidentiality of the relevant information, through proposal of secrecy that must be addressed to the President of CVM, in a sealed envelope in which shall contain the word "Confidential". If the CVM decides on disclosure of Material Information, which will determine, immediately, the Company has communicated to the Stock Exchange and publicly disclose.

There is no chance of secrecy in cases of subparagraphs a, b and c of the first paragraph of article 157 of Law 6404/76 and therefore the refusal to divulge this information can not be opposed to the CVM, SEC and Stock Exchanges.

On the assumption of an ongoing negotiation that may result later in Relevant and found the occurrence of leaks, the Company shall communicate to the market stage where it is found that the negotiation process, stating that news, timely, if the occurrence of Material Information.

Procedures for Communicating Information on Trading Related Persons and Related Persons

Covered Persons are required to report any negotiations held with the Securities issued by the Company, or securities issued by Subsidiaries, they hold themselves or related parties, as well as changes in their positions, including subsequent amendments. For such Related Parties shall complete the forms attached to the Disclosure Policy.

The information should be sent to the Director of Investor Relations at the email address dfsi@eletrobras.com, containing at least the following information:

  name and qualifications of the sender, indicating the registration number on the National Register of Legal Entities or the Roll of Individual

  type and class, in the case of shares, and other characteristics in the case of other securities, besides the identification of the issuing company, and type, price and date of transactions.

The communication must be made by the persons mentioned above: (i) immediately after taking office, and (ii) within 5 (five) days after the end of the month in which the change of positions held by them, stating the final position in the period.

The Director of Investor Relations will forward, through the Investor Relations area, all information received under this subsection to the CVM, SEC and Stock Exchanges, within 10 (ten) calendar days after the reference month.

Communication and Disclosure Procedures on Acquisition or Disposal of Relevant Shareholding

The procedures for reporting and disseminating information on the trading of securities issued by the Company, involving relevant interest, are based on Article 12 of Rule 358, as amended.

The following provisions also apply to stakes held by the Company.

It is understood by "Shareholding" one that corresponds directly or indirectly, 5% (five percent) or more of the type or class of shares of capital stock of the Company.

The Controlling Shareholder and the shareholders who elect the members of the Board of Directors and Audit Committee of the Company and any person or entity, or group of persons acting together or representing the same interest that reach Shareholding, or royalties on Participation Relevant Shareholder must send to the CVM, SEC and Stock Exchanges as well as inform the Director of Investor Relations, a statement containing the following information:

  name and qualifications of the acquirer, indicating the registration number in the National Register of Legal Entities or the Roll of Individuals;
  objective of the participation and quantity;
  number of shares, warrants and subscription rights for shares and options to purchase shares, by type and class, already held, directly or indirectly by the purchaser or person connected with him;
  number of debentures convertible into shares already held, directly or indirectly by the purchaser or person connected with him, declaring the number of shares subject to possible conversion, by type and class, and indication of any agreement or contract regulating the exercise of voting rights or the purchase and sale of securities issued by the Company.

It is equally obliged to disclose the same information the person or group of persons representing the same interest, the holder of Shareholding not less than the percentage mentioned above, each time that such participation increases by 5% (five percent) of type or class of shares of capital stock of the Company.

People holding Shareholding or rights regarding Shareholding also must report the sale or termination of such shares or rights to them, each time such a transfer or cancellation reaches the percentage of 5% (five percent) or more of the type or class of shares of capital stock of the Company.

The communication to the CVM, SEC and Stock Exchanges must be made immediately after reaching the Shareholding. The disclosure should occur in accordance with Article 3 of Rule 358.

21.3.    Notify administrators responsible for implementing, maintaining, evaluating and monitoring the policy of disclosure:

Under item 21.2. above, the Director of the Company's Investor Relations is responsible for outreach and communication about the Relevant Information, as well as ensuring their full and immediate dissemination simultaneously in all markets in which the Securities are traded.

 In the absence or incapacity of the Director of Investor Relations for the steps set forth in the Disclosure Policy, the subsidiary will be responsible for the Company President.

21.4.  Other information that the Company deems relevant:

There is no other relevant information.

22.       SPECIAL BUSINESS:

22.1.    Acquisition or disposal of any relevant asset that does not fit the normal operation as the Company's business:

There were no acquisitions or disposal of any relevant asset that does not fit the normal operation as the Company's business.

22.2.    Significant changes in the way of conducting business of the Company:

No significant changes occurred in the formation of conducting the business of the Company.

22.3. Material contracts entered into by the Company and its subsidiaries not directly related to operating activities:

There were no material contracts entered into by the Company and its subsidiaries not directly related to its operational activities.

22.4.  Provide other information the Company deems relevant:

All information relevant and pertinent to this topic was published in the items above.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 11, 2011
CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Chief Financial and Investor Relation Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.